Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

07021207

9 February 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 20 2007 WASH. D.C. 186

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Group Company Secretary

PROCESSED
FEB 22 2007
THOMSON FINANCIAL

Cc: Tony Coleman, Chief Risk Officer & Group Actuary
Peter Sutherland, Head of Group Risk & Compliance

G:\CSCDept\CSCUser\Correspondence\2007\Letter\GR\US SEC Letter 090207.doc

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

31 January 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Insurance Australia Group Limited (IAG) Announces Completion of Share Purchase Plan and Scaleback of Offers

Please find enclosed Media Release announcing completion of IAG's Share Purchase Plan and scaleback of offers received.

An Appendix 3B for the shares to be allotted pursuant to the Share Purchase Plan will be lodged separately and immediately follows this announcement.

Yours truly

Glenn Revell
Group Company Secretary

MEDIA RELEASE

31 January 2007

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG funding of Equity Insurance Group acquisition complete with oversubscribed Share Purchase Plan

Insurance Australia Group Limited (IAG) today announced the successful completion of its Share Purchase Plan (SPP), which also concluded the funding program for the acquisition of Equity Insurance Group.

Over $463 million in applications for IAG ordinary shares were received from shareholders under the SPP, more than triple the limit of $125 million.

IAG's Chairman, Mr James Strong, thanked shareholders for participating in the SPP.

"On behalf of the board, I would like to express to shareholders our appreciation for their support for the SPP and the funding of the Equity Insurance Group acquisition, announced on 4 December 2006," Mr Strong said.

The price of IAG ordinary shares bought in the SPP was A$5.50, the same price paid by institutional investors in IAG's recent A$750m equity placement. This represents a 16% discount to IAG's closing price of A$6.52 on Friday, 19 January 2007, the day the SPP application period closed.

In accordance with the terms of the SPP, IAG has scaled back SPP applications close to the $125 million limit. This means the number of shares applicants receive has been reduced on a pro-rata basis, and refunds for the balance will be provided..

Shares under the SPP will be allotted on Wednesday, 31 January 2007 and will commence trading no later than Monday, 5 February 2007. A transaction confirmation, including new holding statement and refund, will be mailed to participating shareholders on 2 February 2007. If shareholders have any questions regarding the SPP or their application they are encouraged to phone IAG's SPP Information Line on 1300 666 635 (within Australia) or +61 3 9415 4210 (outside Australia).

ENDS

Summary of scaleback

Number of ordinary shares applied for	Number of ordinary shares allotted
272	73
545	147
727	196
909	246

Media Relations

Name	Jo Palmer
Telephone	(02) 9292 9466
Mobile	0411 012 835

Investor Relations

Name	Anne O'Driscoll
Telephone	(02) 9292 3169
Mobile	0411 012 675

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (**Ordinary Shares**)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**22,781,486** Ordinary Shares pursuant to a Share Purchase Plan (**SPP**)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$5.50 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the SPP will be used to fund part of the purchase price for the acquisition of Equity Insurance Group, announced to the market on 4 December 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 January 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,754,175,595	Ordinary
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 31 January 2007.

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

9 January 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Completion of acquisition of Equity Insurance Group

Further to the announcement of 4 December 2006, Insurance Australia Group Limited (IAG) is pleased to announce the acquisition of UK motor underwriter and broker, Equity Insurance Group, was successfully completed on 8 January 2007, UK time.

The acquisition, for a total consideration of $1.397 billion (£570m) has received regulatory approval from Lloyds and the UK Financial Services Authority.

Mr Neil Utley, Equity CEO, has joined IAG's executive team from 8 January 2007.

Yours sincerely

Glenn Revell
Group Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Phillip Colebatch
Date of appointment	1 January 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

+ See chapter 19 for defined terms.

No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights Plan Trust Deed (Plan Trust Deed).
Nature of interest	Performance Award Rights (PARs) and Deferred Award Rights (DARs) granted by IAG Share Plan Nominee Pty Limited, the Trustee of the PAR and DAR Plan Trust in accordance with the Plan Trust Deed.
Name of registered holder **(if issued securities)**	Not applicable
Date of change	19 December 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	250,000 PARs. 187,500 DARs The Plan Trust Deed provides that a participant in the PAR and DAR Plans has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding PARs and DARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 250,000 PARs and 187,500 DARs granted will generally become known around 3 years after the date of grant when the PARs first may become exercisable and the DARs vest, subject to satisfaction of applicable terms and conditions of the PAR and DAR Plans. An exercise price of $1 will be payable by the holder upon the exercise of each of the PARs and DARs irrespective of the number of rights exercised by the holder.
Interest after change	1,882,000 Performance Award Rights 187,500 Deferred Award Rights

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	137,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

18 December 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ISSUE OF £250 MILLION OF SUBORDINATED DEBT

IAG confirms the successful placement of subordinated notes to UK institutional investors as part of the funding of the acquisition of Equity Insurance Group and replacement of the short-term debt which had funded the earlier acquisition of the Hastings and Advantage insurance operations, as announced on 4 December 2006. To satisfy strong investor demand, the placement size was increased to £250 million (A$625m) from an initial requirement of £200 million.

The issuer of the notes is Insurance Australia Group Limited (rated AA-/Stable by Standard & Poor's). The notes will be rated "A" by Standard & Poor's reflecting their subordinated ranking. The notes are structured to qualify as lower tier two regulatory capital under APRA's prudential standards and have a 20 year final maturity (non-callable for the first ten years). The notes were issued at a margin of 100 basis points over the relevant UK Gilt benchmark and will pay a fixed rate of interest of 5.625% to 21 December 2016. If the notes are not redeemed by 21 December 2016, the rate of interest payable on the notes will be reset to three month GBP Libor plus 1.62%.

The transaction is expected to settle on Thursday, 21 December 2006.

ABN AMRO Bank N.V. and UBS Limited acted as joint lead managers on the transaction.

Yours sincerely

Glenn Revell
Group Company Secretary

15 December 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Sir/Madam

IAG FINANCE (NEW ZEALAND) LIMITED (IAN)

QUARTERLY INTEREST PAYMENT

IAG Finance (New Zealand) Limited today announced the Interest Rate in respect of the RES for the quarter ending 14 March 2007, calculated as follows:

Bank Bill Rate (90 Day Bank Bill Rate as at 15 December 2006)	6.4000 % pa
Plus RES Margin	1.2000 % pa
	7.6000 % pa
Multiplied by 1 – Tax Rate	0.70
Interest Rate	5.3200% pa
Interest Payment per RES	$1.3118

The Interest Payment of $1.3118 is expected to be fully franked and will be paid in respect of each RES on 15 March 2007 with a Record Date of 7 March 2007, subject to the satisfaction of the Interest Payment Tests set out in clause 3.3 of the RES Terms.

Under the RES Terms all calculations of interest payments will be rounded to four decimal places. For the purposes of making any payment in respect of a RES Holder's aggregate holding of RES, fractions of cents will be disregarded.

Yours sincerely

Glenn Revell
Company Secretary

Glenn Revell

From: Rolph Watson [Rolph.Watson@iag.co.nz]
Sent: Friday, 15 December 2006 10:50 AM
To: Glenn Revell; Patricia Hickie
Cc: Alan Cazalet; Stuart Williams; Carmel Small; Christoph Schutz
Subject: ASX Notice - RES Interest Payment [15 March 2007]
Importance: High
Attachments: 061215 ASX Notification.doc

Hi Glenn,

We enclose herewith ASX notice for RES Interest Payment to be paid on **15 March 2007**.

Based on the Terms of the RES, the Interest Payment per RES is calculated at $1.3118 [per below]

$$\frac{5.3200\% \times \$100 \times 90\text{Days}}{365\text{Days}} = \$1.3118$$

Patricia [in Stuart's absence] - Please confirm Record Date of 7 March 2007.

Should you have any questions, please contact me accordingly.

Thanks Glenn.

Regards, Rolph

Rolph Watson
Treasury Manager
IAG Finance (New Zealand) Limited
Incorporated in Australia (ABN 97 111 268 243)
New Zealand Branch
Level 10, 151 Queen Street, Auckland
DDI: +64 9 969 6130 Centrex: 96130
Fax: +64 9 969 6371
Email: rolph.watson@iag.co.nz

"IAG - one of the Global 100 Most Sustainable Corporations in the World, 2006."

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

+ See chapter 19 for defined terms.

No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights Plan Trust Deed (Plan Trust Deed).
Nature of interest	Performance Award Rights (PARs) and Deferred Award Rights (DARs) granted by IAG Share Plan Nominee Pty Limited, the Trustee of the PAR and DAR Plan Trust in accordance with the Plan Trust Deed.
Name of registered holder (if issued securities)	Not applicable
Date of change	19 December 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	250,000 PARs. 187,500 DARs The Plan Trust Deed provides that a participant in the PAR and DAR Plans has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding PARs and DARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 250,000 PARs and 187,500 DARs granted will generally become known around 3 years after the date of grant when the PARs first may become exercisable and the DARs vest, subject to satisfaction of applicable terms and conditions of the PAR and DAR Plans. An exercise price of $1 will be payable by the holder upon the exercise of each of the PARs and DARs irrespective of the number of rights exercised by the holder.
Interest after change	1,882,000 Performance Award Rights 187,500 Deferred Award Rights

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

15 December 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
SHARE PURCHASE PLAN

Please find attached a booklet providing details of the Share Purchase Plan (SPP) that was announced by IAG on 4 December 2006.

The SPP will allow eligible shareholders to purchase up to 909 IAG ordinary shares without brokerage and transaction costs at an issue price of A$5.50 per share, being the same price as institutional investors paid in the recent placement of ordinary shares that was completed by IAG on 5 December 2006.

Key dates for the SPP are as follows:

Opening Date for SPP	**2 January 2007**
Closing Date for SPP	**19 January 2007**
Allotment date of shares	**31 January 2007**
Share trading date	**5 February 2007**

Please find attached a Media Release that provides further details of the SPP.

Mailing of the SPP booklet and Application Form to shareholders will commence today. A copy of the booklet will be available at IAG's website www.iag.com.au.

Yours sincerely

Glenn Revell
Group Company Secretary

SHARE PURCHASE PLAN

IAG
Insurance Australia Group

Insurance Australia Group Limited ABN 60 090 739 923

This is an important document offering eligible shareholders the opportunity to buy up to 909 IAG ordinary shares without brokerage or transaction costs. If you are unsure about what to do, please contact your professional adviser.

If you have any questions about the Share Purchase Plan after reading this booklet, please call the Share Purchase Plan information line on 1300 666 635 (telephone outside Australia 61 3 9415 4210).

6 December 2006

Dear Shareholder

On behalf of the Directors of Insurance Australia Group Limited (IAG), I am pleased to offer you the opportunity to participate in a Share Purchase Plan (SPP), allowing you to buy up to 909 IAG ordinary shares (Shares) without brokerage and transaction costs.

IAG recently conducted a placement of Shares to institutional investors, raising A$750 million (Placement). The SPP gives you a chance to increase your IAG shareholding at the same price as institutional investors paid in the Placement, being A$5.50 per Share (Issue Price).

Funds raised through the SPP and the Placement will be used to finance the acquisition of Equity Insurance Group, which was announced on 4 December 2006. This acquisition will further build IAG's UK insurance business and help meet our aim to grow and diversify our earnings in key general insurance markets. You can read more about the acquisition by visiting our website **www.iag.com.au** and from the announcements lodged with ASX Limited (ASX).

Participation in the SPP is entirely voluntary. If you are an eligible shareholder, you may apply for one of four different parcels of Shares set out below:

Number of Shares	**Application amount at Issue Price of A$5.50**
272	A$1,496.00
545	A$2,997.50
727	A$3,998.50
909	A$4,999.50

Shares issued under the SPP will be eligible for the 2007 interim dividend.

If the total value of applications for Shares under the SPP is more than A$125 million, IAG may undertake a Scaleback. Should this happen you may be allocated less Shares than the Parcel of Shares for which you applied and the difference will be refunded to you.

On behalf of the Board, I invite you to consider this opportunity to increase your investment in IAG.

Yours sincerely

James Strong

James Strong
Chairman



KEY DATES*

6 December 2006
Record Date 7.00pm (Sydney time)

The date on which IAG determines Eligible Shareholders.

2 January 2007
Opening Date

The date on which the SPP opens.

19 January 2007
Closing Date

The date on which the SPP closes. Applications must be received by 5.00pm (Sydney time).

31 January 2007
Allotment Date

The date on which Shares are allotted. Announce any Scaleback.

2 February 2007
Despatch Date

The date on which transaction confirmations are sent to shareholders.

5 February 2007
Share Trading Date

Shares begin trading.

***Insurance Australia Group Limited has the discretion to alter some Key Dates.**

These materials do not constitute an offer of securities for sale in the United States or to "US persons" (as defined in Regulation S under the US Securities Act) and may not be sent or disseminated in, directly or indirectly, the United States or to any "US person" in any place. IAG's shares have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to any "US person" except in compliance with the registration requirements of the US Securities Act and any other applicable state securities laws or pursuant to an exemption from the registration requirements of the US Securities Act and applicable state securities laws.

INSTRUCTIONS

- If you would like to participate in the SPP, follow the step-by-step instructions on the back of the enclosed Application Form.
- To participate, you can make a payment by BPay® **or** complete the Application Form and provide a cheque or money order in accordance with the instructions on the Application Form.
- BPay® customers should use the Customer Reference Number (CRN) shown on the Application Form, which is required to identify your holding. **If you make your payment with BPay® you do not need to return your Application Form.**
- Cheques and money orders should be made payable to "IAG Share Purchase Plan" and sent with an Application Form in the reply paid envelope enclosed to Insurance Australia Group Limited, c/- Computershare Investor Services Pty Limited, GPO Box 253, Sydney NSW 2001. New Zealand holders will need to affix the appropriate postage. Deliveries can be made in person by visiting Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2001.
- All payments and applications must be received no later than **5.00pm (Sydney time) on 19 January 2007**. You will not be able to withdraw or revoke your application or BPay® payment once you have sent it in.

TERMS AND CONDITIONS

IMPORTANT NOTICE: If you apply to participate in the SPP by completing and returning the Application Form or making a BPay® payment, you are accepting the risk that the market price of Shares may change between the Record Date, the date on which you send in an Application Form or make a BPay® payment and the Allotment Date. This means it is possible that, up to or after the Allotment Date, you may be able to buy Shares at a lower price than the Issue Price of A$5.50.

We encourage you to seek your own professional advice regarding your participation in the SPP.

1 Offer timetable

1.1 This offer is dated, and taken to be made on, 6 December 2006.

1.2 The offer opens on 2 January 2007 and closes at 5.00pm (Sydney time) on 19 January 2007. Payment by BPay®, Application Forms and cheques or money orders may not be processed or may not be valid if they have not been received by IAG by this time.

1.3 The Shares are proposed to be allotted on 31 January 2007.

1.4 Any reduction in the allotments of Shares under the SPP will be announced on 31 January 2007. This could occur if IAG receives applications for more than A$125 million of Shares under the SPP (Scaleback). See section 5 for more information on how a Scaleback would work.

1.5 On or around 2 February 2007, IAG expects to send a transaction confirmation and, if applicable, a direct credit deposit to your nominated bank account or refund cheque as a result of a Scaleback being applied to your allotment.

1.6 IAG expects the Shares will commence trading on the ASX on 5 February 2007.

1.7 IAG can change, at any time, the Closing Date, Allotment Date, Despatch Date and the Share Trading Date (even if the offer has opened, or BPay® or Application Forms have been received) by lodging a revised timetable with ASX.

2 Eligible Shareholders

2.1 You are an Eligible Shareholder and may participate in the SPP if you were a registered holder of IAG Shares with an address in Australia or New Zealand at 7.00pm (Sydney time) on 6 December 2006, unless:

a) you hold Shares on behalf of another person who resides outside Australia or New Zealand; or

b) you are a "US Person" as defined in Regulation S under the US Securities Act of 1933, or acting for the account or benefit of a US Person.

2.2 For the purposes of determining eligibility, joint holders of Shares are taken to be a single registered holder of Shares and the certification on the Application Form is taken to have been given by all joint holders.

2.3 Where a trustee or nominee is a registered holder of Shares and is expressly noted on the register as holding Shares on account of a beneficiary, the beneficiary will be taken to be the registered holder of those Shares. An application for Shares, certification or issue of Shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the beneficiary.

2.4 If you are an Eligible Shareholder, your rights under this offer are personal to you and non-renounceable, so you may not transfer them.

3 Applications for Shares

Limitations on applications

3.1 If you are an Eligible Shareholder, you may apply to buy the number of Shares you select on the Application Form.

3.2 This Parcel may be subject to a Scaleback and rounding (see part 5).

3.3 Eligible Shareholders who receive more than one offer under the SPP (for example, because they hold Shares in more than one capacity) may apply on different Application Forms for more than one Parcel, but may not apply for Shares with an aggregate value of more than A$5,000.

Completing the Application Form and paying for Shares

3.4 If you would like to participate in the SPP, you must:

(a) make payment by BPay®; or

(b) complete the Application Form and provide a cheque or money order,

in accordance with the instructions on the Application Form.

IAG's discretion regarding applications

3.5 IAG may accept or reject applications to buy Shares under the SPP, including (but not limited to) cases where:

(a) an Application Form is incorrectly completed, incomplete or otherwise determined by IAG to be invalid;

(b) a cheque is dishonoured or has not been completed correctly;

(c) a cheque or money order is not made out for the exact amount of the Parcel selected on the Application Form;

(d) a BPay® payment is not received, or is incomplete or invalid;

(e) an applicant appears to be buying more than A$5,000 of Shares (in aggregate) at the Issue Price;

(f) an Application Form is received after the Closing Date. While IAG has a discretion to accept late BPay® payments, Application Forms and cheques or money orders, there is no assurance that it will do so. Late BPay® payments, Application Forms and cheques or money orders, if not processed, will be returned to you at your registered address or refunded; or

(g) IAG believes an applicant is not an Eligible Shareholder (subject to compliance with any applicable Australian Securities and Investments Commission or ASX requirements).

Interest

3.6 No interest will be paid on any application money returned to you.

Significance of sending in an application

3.7 If you apply to participate in the SPP by submitting a BPay® payment or completing and returning the Application Form:

(a) you acknowledge that you are an Eligible Shareholder;

(b) you confirm that you have not applied for more than A$5,000 of Shares under the SPP and any similar arrangement in the 12 months prior to your application, even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP;

(c) you agree that your application is made on the Terms and Conditions of the SPP set out in this booklet and the Application Form;

(d) you accept that you will not be able to withdraw or revoke your application or BPay® payment once you have sent it in;

(e) you authorise IAG (and its officers or agents) to correct any error or omission in your Application Form and to complete the Application Form by the insertion of any missing details;

(f) you acknowledge that IAG may at any time determine that your Application Form is valid, in accordance with the Terms and Conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;

(g) you accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on IAG's register;

(h) you are responsible for any dishonour fees or other costs IAG may incur in presenting a cheque for payment which is dishonoured;

(i) you acknowledge that neither IAG nor Computershare Investor Services Pty Limited has provided you with investment advice or financial product advice, and that neither has any obligation to provide this advice, concerning your decision to apply for and buy Shares;

(j) you acknowledge that IAG is not liable for any exercise of its discretions referred to in these Terms and Conditions; and

(k) you irrevocably and unconditionally agree to the Terms and Conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP.

4 Issue Price

4.1 You agree to pay the Issue Price per Share for the number of Shares you have selected on the Application Form.

4.2 The Issue Price is A$5.50.

5 Scaleback

5.1 If IAG receives applications for more than A$125 million of Shares, it may in its discretion undertake a Scaleback to the extent and in the manner that it sees fit.

5.2 If there is a Scaleback you may not receive all the Shares for which you have applied. If a Scaleback produces a fractional number when applied to your Parcel, the number of Shares you will be allotted will be rounded down to the nearest whole number of Shares.

5.3 In the event of a Scaleback the difference between the Shares you are allocated and the Parcel you selected, calculated at the Issue Price, will be refunded to you by direct credit or cheque as soon as practicable. For example, if you applied for 909 Shares and you were allotted 900 Shares after Scaleback, you will receive a refund of A$49.50 (9 Shares x the Issue Price of A$5.50).

6 The Shares

6.1 Shares issued under the SPP will rank equally with existing Shares quoted on ASX, with the same voting rights, dividend rights and other entitlements.

7 Waiver of compliance and withdrawal of the offer

7.1 IAG reserves the right to waive compliance with any provision of these Terms and Conditions.

7.2 IAG reserves the right to withdraw the offer at any time up to the Allotment Date.

8 Governing Law

8.1 These Terms and Conditions are governed by the laws in force in New South Wales and are to be interpreted in accordance with their spirit, intention and purpose.

9 Underwriting

9.1 The SPP will not be underwritten.

DIRECTORY

Registered Office

Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000
www.iag.com.au

Share Registry

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2001
SPP information line 1300 666 635

Legal Advisers

Mallesons Stephen Jaques

IAG
Insurance Australia Group

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

MEDIA RELEASE

15 December 2006

IAG Share Purchase Plan: Information for shareholders now available

Details of Insurance Australia Group Limited's (IAG) Share Purchase Plan (SPP) were released today, allowing eligible retail shareholders to apply for parcels of up to 909 shares (approximately A$5,000) without paying brokerage fees and transaction costs.

Chief Executive Officer, Mr Michael Hawker said the IAG Board was pleased to offer eligible IAG shareholders the opportunity to participate in the equity raising, which included a A$750 million placement of IAG ordinary shares with institutional investors last week.

"The SPP will contribute to the funding for the acquisition of Equity Insurance in the UK and help meet our aim to grow and diversify earnings in key general insurance markets," Mr Hawker said.

"In structuring the funding for the acquisition, our aim was to ensure that all eligible retail shareholders would have the opportunity to participate.

"It's also a convenient way for eligible shareholders to increase their holding in IAG without incurring brokerage fees and transaction costs."

The SPP is scheduled to open on 2 January 2007 and will close at 5:00pm (Sydney time) on 19 January 2007. It is available to IAG shareholders registered at 7.00pm (Sydney time) on 6 December 2006 and who have an address in Australia or New Zealand. Participation in the SPP is entirely voluntary.

The price of IAG ordinary shares in the SPP will be A$5.50, the same price paid by institutional investors in IAG's recent equity placement. This represents a 10% discount to IAG's closing price of A$6.11 yesterday, 14 December 2006.

If the total value of applications received under the SPP is more than $125 million, IAG has the right to undertake a scaleback. A scaleback would reduce the number of shares that applicants would receive and refunds for the balance would be provided.

All eligible shareholders should receive their copy of the SPP Booklet and a personalised application form in the mail by the time the SPP opens on 2 January 2006. If eligible shareholders have not received this information by that time, they are encouraged to phone IAG's SPP Information Line on 1300 666 635 (within Australia) or +61 3 9415 4210 (outside Australia).

ENDS

Summary of key dates*

6 December 2006 7.00pm Sydney time	Record date to determine shareholder eligibility for the SPP
15 December 2006	Mailing of SPP Booklet commences
2 January 2007	Offer opens
19 January 2007 5.00pm Sydney time	Offer closes
31 January 2007	Any scaleback announced Shares allotted
2 February 2007	Transaction confirmation mailed to participating shareholders
5 February 2007	Share Trading Date SPP Shares begin trading on a normal settlement basis

*IAG has the discretion to alter some key dates

Media Relations

Name	Jo Palmer
Telephone	(02) 9292 9466
Mobile	0411 012 835

Investor Relations

Name	Anne O'Driscoll
Telephone	(02) 9292 3169
Mobile	0411 012 675

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

12 December 2006

The Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FOR IMMEDIATE RELEASE TO THE MARKET

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cwlth)

Insurance Australia Group Limited ("**IAG**") seeks to rely on section 708A(5) of the Corporations Act 2001 (Cwlth) ("**Act**") and gives notice under section 708A(5)(e) of the Act of the following details:

1. On 12 December 2006, IAG issued 136,363,637 fully paid ordinary shares ("**Shares**");
2. IAG issued the Shares without disclosure to investors under Part 6D.2 of the Act;
3. As at the date of this notice, IAG has complied with:

   the provisions of Chapter 2M of the Act as they apply to IAG; and

   section 674 of the Act; and
4. As at the date of this notice, there is no information to be disclosed that is "excluded information" within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours sincerely

G Revell

Glenn Revell
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	5 December 2006 (This corrects yesterday's notice which had the incorrect number of securities held after the change)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	28 November 2006
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 59,952 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,410
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $65,000.
No. of securities held after change	1. 102,557 (Direct interest) 2. 71,362 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	5 December 2006 (This corrects last Tuesday's notice which had the incorrect number of securities held after the change)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	28 November 2006
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 59,952 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,410
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $65,000.
No. of securities held after change	1. 102,557 (Direct interest) 2. 71,362 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Lodged 4/12/06

82-34621

Australian Securities & Investments Commission

SEC MAIL PROCESSING SECTION RECEIVED FEB 21 2007 WASHINGTON, D.C. 186

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
090 739 923

Corporate key
48349506

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number
02 9292 8448

Postal address
C/- GROUP SECRETARIAT, GPO BOX 9871
SYDNEY NSW 2001

Total number of pages including this cover sheet [ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
[ ] Director
[x] Company secretary

Signature
G D Revell

16.1.07.

Date signed
04/12/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☒ Company name
PLEASE REFER TO ANNEXURE 'A' ATTACHED

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

ANNEXURE A

INSURANCE AUSTRALIA GROUP LIMITED
ACN 090 739 923

THIS IS ANNEXURE "A" OF 4 PAGES REFERRED TO IN FORM 484 CHANGE TO COMPANY DETAILS SIGNED BY ME AND DATED 04/12/2006.

NAME: REVELL, GLENN DEREK **CAPACITY:** SECRETARY

SIGNATURE: **DATE:** 04/12/2006

INSURANCE AUSTRALIA GROUP LIMITED

Top 20 holders of ORDINARY FULLY PAID - 30 Nov 2006

Rank	Name & Address					Units Held	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225			250,051,571.00	15.69
2	NATIONAL NOMINEES LIMITED	PO BOX 1406	MELBOURNE VIC 3001			126,505,534.00	7.94
3	WESTPAC CUSTODIAN NOMINEES LIMITED	275 KENT STREET	SYDNEY NSW 2000			78,781,626.00	4.94
4	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		42,162,108.00	2.65
5	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G	MELBOURNE VIC 3001			34,468,548.00	2.16
6	RBC DEXIA INVESTOR SERVICES AUSTRALIA N	<BKCUST A/C>	GPO BOX 5430	SYDNEY NSW 2000		19,783,330.00	1.24
7	COGENT NOMINEES PTY LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			18,089,129.00	1.14
8	CITICORP NOMINEES PTY LIMITED	<CFS WSLE GEARED SHR FND A/C>	GPO BOX 764G	MELBOURNE VIC 3001		14,465,895.00	0.91
9	AUSTRALIAN REWARD INVESTMENT ALLIANCE	C/O J P MORGAN	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225		13,043,235.00	0.82
10	UBS NOMINEES PTY LTD	<116C A/C>	LEVEL 25/1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	13,000,000.00	0.82
11	CITICORP NOMINEES PTY LIMITED	<CFS WSLE 452 AUST SHARE A/C>	GPO BOX 764G	MELBOURNE VIC 3001		12,921,754.00	0.81
12	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMIT	GPO BOX 5302	SYDNEY NSW 2001			9,853,527.00	0.62
13	AMP LIFE LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			8,567,162.00	0.54
14	ANZ NOMINEES LIMITED	<INCOME REINVEST PLAN A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		7,996,139.00	0.50
15	IAG SHARE PLANS NOMINEE PTY LIMITED	<IAG PAR UNALLOCATED A/C>	C/-COMPUTERSHARE	GPO BOX 1501	SYDNEY NSW 2000	7,573,386.00	0.48
16	UBS NOMINEES PTY LTD	LEVEL 25	1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	5,517,117.00	0.35
17	ARGO INVESTMENTS LIMITED	GPO BOX 2692	ADELAIDE SA 5001			5,213,333.00	0.33
18	CITICORP NOMINEES PTY LIMITED	<CFSIL CFSWS GEAR 452 AU A/C>	GPO BOX 764G	MELBOURNE VIC 3001		4,026,338.00	0.25
19	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH AUST SHS 1 A/C>	GPO BOX 764G	MELBOURNE VIC 3001		3,600,000.00	0.23
20	SANDHURST TRUSTEES LTD	<SISF A/C>	LEVEL 5	120 HARBOUR ESPLANADE	DOCKLANDS VIC 3008	3,160,000.00	0.20
	Total Top Holders Balance					678,779,732.00	42.62

Top 20 holders of RESET PREFERENCE SHARES 1 - 30 Nov 2006

Rank	Name & Address					Units Held	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225			423,178.00	12.09
2	WESTPAC CUSTODIAN NOMINEES LIMITED	275 KENT STREET	SYDNEY NSW 2000			249,000.00	7.11
3	RBC DEXIA INVESTOR SERVICES AUSTRALIA N	<JBENIP A/C>	GPO BOX 5430	SYDNEY NSW 2001		191,744.00	5.48
4	NATIONAL NOMINEES LIMITED	PO BOX 1406	MELBOURNE VIC 3001			159,516.00	4.56
5	UBS NOMINEES PTY LTD	LEVEL 25	1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	153,313.00	4.38
6	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G	MELBOURNE VIC 3001			145,570.00	4.16
7	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	PO BOX R209	ROYAL EXCHANGE NSW 1225		130,270.00	3.72
8	AMP LIFE LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			100,000.00	2.86
9	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		57,752.00	1.65
10	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	C/- COMMONWEALTH SECURITIES	LOCKED BAG 22	AUST SQUARE NSW 1215	50,000.00	1.43
11	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	GPO BOX 764G	MELBOURNE VIC 3001		34,351.00	0.98
12	M F CUSTODIANS LTD	LEVEL 18	8 EXHIBITION STREET	MELBOURNE VIC 3000		34,277.00	0.98
13	ARGO INVESTMENTS LIMITED	GPO BOX 2692	ADELAIDE SA 5001			30,800.00	0.88
14	UBS WEALTH MANAGEMENT AUSTRALIA NOMI	GPO BOX 1257L	MELBOURNE VIC 3001			24,726.00	0.71
15	BRENCORP NO 11 PTY LIMITED	ATTN: MARIA WONG	GPO BOX 3918	SYDNEY NSW 2001		22,500.00	0.64
16	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	GPO BOX 764G	MELBOURNE VIC 3001		20,031.00	0.57
17	CITICORP NOMINEES PTY LIMITED	<CMIL CWLTH INCOME FUND A/C>	GPO BOX 764G	MELBOURNE VIC 3001		20,000.00	0.57
18	ARMADA INVESTMENTS PTY LTD	ATTN STEPHEN JANKELOWITZ	C/- BARRY MENDEL FRANK & CO	L 53 MLC CENTRE 19 MARTIN PL	SYDNEY NSW 2001	19,500.00	0.56
19	CAMBOOYA PTY LIMITED	GPO BOX 1551	SYDNEY NSW 2001			18,350.00	0.52
20	GOLDMAN SACHS JBWERE CAPITAL MARKETS	<HYBRID PORTFOLIO A/C>	9TH FLOOR	101 COLLINS STREET	MELBOURNE VIC 3000	17,658.00	0.50
	Total Top Holders Balance					1,902,536.00	54.35

Top 20 holders of RESET PREFERENCE SHARES 2 - 30 Nov 2006							
Rank	Name & Address					Units Held	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7	ROYAL EXCHANGE NSW 1225			427,027.00	21.35
2	AMP LIFE LIMITED	PO BOX R209	ROYAL EXCHANGE NSW 1225			199,374.00	9.97
3	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	C/- COMMONWEALTH SECURITIES	LOCKED BAG 22	AUST SQUARE NSW 1215	150,000.00	7.50
4	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	PO BOX R209	ROYAL EXCHANGE NSW 1225		123,914.00	6.20
5	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G	MELBOURNE VIC 3001			121,474.00	6.07
6	UBS NOMINEES PTY LTD	LEVEL 25	1 FARRER PLACE	GOVERNOR PHILLIP TOWER	SYDNEY NSW 2000	89,024.00	4.45
7	NATIONAL NOMINEES LIMITED	PO BOX 1406	MELBOURNE VIC 3001			81,110.00	4.06
8	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	GPO BOX 764G	MELBOURNE VIC 3001		66,222.00	3.31
9	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	GPO BOX 2842AA	MELBOURNE VIC 3001		33,111.00	1.66
10	RBC DEXIA INVESTOR SERVICES AUSTRALIA N	<MLCI A/C>	GPO BOX 5430	SYDNEY NSW 2001		32,161.00	1.61
11	CITICORP NOMINEES PTY LIMITED	<CFSIL CFS WS ENH YIELD A/C>	GPO BOX 764G	MELBOURNE VIC 3001		32,056.00	1.60
12	UCA CASH MANAGEMENT FUND LIMITED	130 LITTLE COLLINS STREET	MELBOURNE VIC 3000			23,708.00	1.19
13	MRS FAY CLEO MARTIN-WEBER	UNIT 6	40 MONA ROAD	DARLING POINT NSW 2027		20,000.00	1.00
14	GOLDMAN SACHS JBWERE CAPITAL MARKETS	<HYBRID PORTFOLIO A/C>	9TH FLOOR	101 COLLINS STREET	MELBOURNE VIC 3000	18,944.00	0.95
15	UBS WEALTH MANAGEMENT AUSTRALIA NOMI	GPO BOX 1257L	MELBOURNE VIC 3001			18,515.00	0.93
16	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	SUITE 1101 LEVEL 11	5 ELIZABETH STREET	SYDNEY NSW 2000	18,289.00	0.91
17	WESTPAC CUSTODIAN NOMINEES LIMITED	275 KENT STREET	SYDNEY NSW 2000			17,400.00	0.87
18	PERPETUAL TRUSTEE COMPANY LIMITED	GPO BOX 5106	SYDNEY NSW 2001			17,097.00	0.85
19	BRENCORP NO 11 PTY LIMITED	GPO BOX 3918	SYDNEY NSW 2001			16,000.00	0.80
20	M F CUSTODIANS LTD	LEVEL 18	8 EXHIBITION STREET	MELBOURNE VIC 3000		10,838.00	0.54
	Total Top Holders Balance					**1,516,264.00**	**75.82**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (**Ordinary Shares**)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**136,363,637** Ordinary Shares pursuant to an institutional placement (**Placement**)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$5.50 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the Placement will be used to fund part of the purchase price for the acquisition of Equity Insurance Group, announced to the market on 4 December 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,731,394,109	Ordinary
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	137,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 7 December 2006.

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

82-34621

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

6 December 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG Insurance Australia Group

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED
COMPLETION OF PLACEMENT

Please find attached Media Release in relation to the results of Insurance Australia Group Limited (IAG) placement of 136.4 million of ordinary IAG shares via an institutional bookbuild. Shares have been placed at $5.50 each.

An Appendix 3B will be provided to ASX Limited (ASX) tomorrow.

Settlement of the new shares issued under the placement, which will rank equally with existing IAG shares, will occur on 11 December 2006 and quotation will occur on 12 December 2006.

Yours sincerely

Glenn Revell
Group Company Secretary

82-34821

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

MEDIA RELEASE

6 December 2006

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG share placement over-subscribed and up-sized at top of placement bookbuild price range

Insurance Australia Group Limited (IAG) today announced it had successfully raised a total of $750 million of ordinary equity at a price of $5.50 per share, the top of the bookbuild range.

The Group originally announced a share placement of $600 million, but increased the size of the placement due to demand from domestic and international investors.

The price is at the top of the $5.10 - $5.50 range, and represents a 2.5% discount to the closing price of IAG ordinary shares on Friday, 1 December 2006.

IAG Chief Executive Officer, Mr Michael Hawker said: "We're pleased with the response to the capital raising which is a reflection of market support for the underlying quality of Equity's business, its fit with our strategy and the strength of our domestic franchise."

Mr Hawker told investors on Monday the Group intended to raise $825 million via a combination of the share placement, a Share Purchase Plan and, if required, underwriting the 2007 interim dividend. He said increasing the size of the share placement by $150 million reduced the interim dividend underwriting requirement to $75 million.

Details of the share purchase plan, which will allow eligible retail shareholders to increase their investment in IAG at no more than the price paid by institutions, are expected to be made available to eligible shareholders on 15 December.

- ends -

Media Relations

Name	Carolyn McCann
Telephone	+61 2 9292 9557
Mobile	+61 411 014 126

Investor Relations

Name	Anne O'Driscoll
Telephone	+61 2 9292 3169
Mobile	+61 411 012 675

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YASMIN ALLEN
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	28 November 2006
No. of securities held prior to change	7,959 (Beneficiary of Non- Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	4,564
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $26,000.

+ See chapter 19 for defined terms.

No. of securities held after change	12,523 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ASTBURY
Date of last notice	8 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee and Beneficiary of superannuation fund. Registered holder is Astbury Family Super Fund.
Date of change	28 November 2006
No. of securities held prior to change	1. 10,083 (Direct interest) 2. 26,211 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 29,400 (Beneficiary and trustee of a superannuation fund)
Class	Ordinary Shares
Number acquired	4,564
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $26,000.

+ See chapter 19 for defined terms.

No. of securities held after change	1. 10,083 (Direct interest) 2. 30,775 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 29,400 (Beneficiary and trustee of a superannuation fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY COUSINS
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	28 November 2006
No. of securities held prior to change	1. 150,000 (Direct interest) 2. 26,211 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	4,564
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $26,000.

+ See chapter 19 for defined terms.

No. of securities held after change	1. 150,000 (Direct interest) 2. 30,775 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	28 November 2006
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 59,952 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,410
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $65,000.
No. of securities held after change	1. 102,557 (Direct interest) 2. 59,952 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN SCHWARTZ
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	28 November 2006
No. of securities held prior to change	10,689 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	6,846
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non- executive directors. The value of shares was $39,000.

+ See chapter 19 for defined terms.

No. of securities held after change	17,535 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	28 November 2006
No. of securities held prior to change	1. 12,083 (Direct interest) 2. 188,819 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited
Class	Ordinary Shares
Number acquired	34,232
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $195,000.

+ See chapter 19 for defined terms.

No. of securities held after change	1. 12,083 (Direct interest) 2. 223,051 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	12 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 November 2006
No. of securities held prior to change	1. 5,140 (Direct interest) 2. 96,278 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	20,539
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of non-executive directors. The value of shares was $117,000.

+ See chapter 19 for defined terms.

No. of securities held after change	1. 5,140 (Direct interest) 2. 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group

Presentation to Investors

Acquisition of Equity Insurance:
A specialist UK motor underwriter and distributor

Mike Hawker, Chief Executive Officer

George Venardos, Chief Financial Officer

4 December 2006

Insurance Australia Group Limited
ABN 60 090 739 923

Important Notice

IAG Insurance Australia Group

THIS IS NOT A PROSPECTUS - IMPORTANT INFORMATION

The information in this presentation ("Information") is highly confidential and is provided to you solely for your information. This Information must not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose.

The Information is intended to provide an overview and does not contain all information necessary to an investment decision. It is intended to constitute a summary of certain information relating to the proposed acquisition by Insurance Australia Group Limited (IAG) of shares in Equity Insurance Group ("Equity") and does not purport to be a complete description of IAG, the businesses of Equity, or the acquisition. The pro-forma financial information is intended for informational purposes only, and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of IAG's or Equity's operating results or financial position to be expected in future periods.

The Information has been prepared in good faith by IAG. None of Equity's shareholders or management have assisted in the preparation of this presentation or has reviewed the presentation to confirm its accuracy or reliability. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice). To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation.

The Information does not take into account your investment objectives, financial situation or particular needs. In making an investment decision, investors must rely on their own examination of IAG, Equity and the effects of the acquisition, including the merits and risks involved and take independent professional advice in relation to the Information and any action to be taken on the basis of the Information.

This presentation is not an offer for subscription, invitation, recommendation or sale with respect to the purchase or sale of any shares in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

This Information is provided to you on the basis that you are a person to whom an offer would not require disclosure under Part 6D.2 of the Corporations Act 2001 because of sections 708(8) or (10) (sophisticated investors) or section 708(11) (professional investor) and by attending this presentation and receiving this document, you represent and warrant to IAG that you are such an investor. If you are not such an investor, you may not consider the Information and must return it immediately and you must not attend this presentation.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur. In particular, such forward-looking statements are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of IAG.

Nothing in this document forms the basis of any contract or commitment, or constitutes investment, legal, tax or other advice. IAG is not licensed to provide financial product advice in relation to an investment in its shares and there is no cooling-off period in relation to any such investment.

For further information, please refer to our Information Release issued to ASX on 4 December 2006.

By accepting this presentation you represent and warrant that you are entitled to receive such presentation in accordance with the above restrictions and agree to be bound by the limitations contained herein.

equity INSURANCE GROUP

Insurance Australia Group

Contents

equity INSURANCE GROUP

1 – Transaction highlights

Note:
(1) £1 = $2.45
(2) $ Represents Australian dollars
(3) Year of Account ("YoA") is equivalent to underwriting year

Transaction highlights
Overview

IAG
Insurance Australia Group

- Acquisition of Equity Insurance for £570m [1]
- Brings a high quality management team
- Financially attractive – expected to be immediately EPS accretive and 10% EPS accretive in FY2008
- Acquisition consistent with our growth strategy
- AA rating affirmed by S&P [2]
- IAG completing a placement for $600m

(1) On a debt free basis (ie, assuming all debt is repaid prior to completion)
(2) For key wholly owned insurance companies

equity
INSURANCE GROUP

IAG
Insurance
Australia
Group

2 – Strategic rationale

2a. – Recap on IAG strategy

IAG strategy
IAG's long-term strategic objectives

- Cement leadership position in Australia and NZ
- Normalised ROE of at least 1.5x WACC
- Maintain an 80:20 mix of short-tail:long-tail premium
- Maintain conservative risk appetite (eg, 'AA' rating)
- GWP of $13bn by 2012 (1)
- Continue to grow and diversify earnings:
  - Asia was the first focus for growth
  - Other markets:
    - ➢Scale positions in mature mid-sized markets
    - ➢**Profitable niche positions in large mature markets**

→ Top quartile total shareholder return

(1) Includes proportionate interest in unconsolidated investments

IAG strategy

Strategy in large mature markets

IAG Insurance Australia Group

- Lead with motor
- Diversification benefit
- Focus on sustainable and profitable niche opportunities:
  - Selective underwriting
  - Retail customer access

Equity Insurance delivers each of these

- Team with quality management
- Earnings accretive within 18 months
- Low execution risk [1]

equity INSURANCE GROUP

(1) Based on access to data and management through the due diligence process. See appendix 4 for an outline of key risks

IAG strategy

IAG is pursuing parallel strategies in mature markets

Insurance Australia Group

Strategy	Highlights
Selective Underwriting	• Target underwriting profit pools where returns are generated through targeted risk pricing rather than scale • Leverage risk and capital diversification benefits • Utilise best practice underwriting across the Group • Access reinsurance capabilities and structural benefits
Retail Customer Access	• Acquire distribution and "dial up or down" underwriting exposure selectively • Control end-to-end customer experience • Continued in-market growth through small, low risk, bolt-on acquisitions and cost rationalisation • Manage trend towards direct distribution through multiple brands and distribution channels • Generates low volatility fee income • Drive medium term growth by offering IAG's product suite to growing distribution network (eg, home, SME commercial)

equity INSURANCE GROUP

IAG
Insurance
Australia
Group

2b. – Attraction of the UK

Attraction of the UK
Niche motor opportunities 'outside' the competitive mass market

Insurance Australia Group

Overall UK P+C general insurance market (2004)


£41.9bn
£21bn
£13.0bn
100%
80%
60%
40%
20%
0%
Commercial
Personal
Other
Household
Personal Motor
Private Comp
Commercial
Fleet
Private Non-comp & Other
UK P+C general insurance
Personal
Total Motor

Source: Datamonitor (published Jan 2006)

equity INSURANCE GROUP

Attraction of the UK

A number of niche players have generated above market growth and profitability



COR Average
2000 - 2004
UK Personal Market Insurers
U/W Loss
U/W Profit
120%
110%
100%
90%
80%
70%
-10%
0%
10%
20% >(1)
GWP Growth ('00 – '04)
Equity
Admiral
Channel Focus
Direct
Bancassurance
Affinity
Hybrid player
Scale
£1.0B GWP

Source: ABI statistics, Datamonitor, Historic syndicate 218 financial statements
(1) Companies on axis have growth greater than 20%

Attraction of the UK

Evolving distribution dynamics create opportunities for new entrants

Insurance Australia Group

Motor

Distribution mix by channel for UK personal motor insurance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1999
2000
2001
2002
2003
2004
Mass Market Direct
Agents
Affinity / retail
Other brokers
Panel and brand brokers

- Increased churn creates opportunities
- Affinity market growing
- Enduring role for panel and brand brokers (quasi-direct)

Source: Datamonitor, IAG analysis

equity INSURANCE GROUP

Attraction of the UK

"The 'mood music' in the back drop feels to be signalling a turn in that insurance cycle for motor" Sir Fred Goodwin, Group CEO RBS



AA British Insurance Premium Index
Market average trends since 1994
220
210
200
190
180
170
160
150
140
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Comprehensive
Non-Comprehensive

Bear Stearns UK Private Motor forecasts

	07E	08E	09E	10E	11E
Premium growth	4%	8%	12%	10%	10%

Source: Bear, Stearns International Limited estimates (28 Sept 06)

Signs of motor industry cycle turning

- At the end of August Norwich Union announced that it would raise its motor premiums by an average of 16% on renewal
- Sir Fred Goodwin, Group Chief Executive RBS, stated in the RBS Interim Report 1H06 that RBS "have been posting price increases ahead of the market"
- The CEO of Allianz Cornhill stated at the release of his group's 3Q2006 result that he believed that: "Over the next 12 months we will see profitability in the private motor segment on the back of Norwich Union's announcement". He further added that Allianz Cornhill, whilst not yet having raised its rates, would do so in 2007
- Finally, the COO of Admiral said that, should RBS raise its rates, "you could be seeing over the next 18 months to 2 years a period of sustained premium inflation well above cost inflation"
- The cost of car insurance has risen for the second quarter in succession, according to the latest benchmark AA British Insurance Premium Index

IAG Insurance Australia Group

equity INSURANCE GROUP

IAG
Insurance
Australia
Group

2c. – Why Equity Insurance Group?

Overview of Equity
Structure



Commercial Syndicate 1208(2)
equity INSURANCE GROUP
Commission and other broking income
Mgmt Fee
64%(1)
3rd Party Names
Syndicate 218
3rd Party Underwriting
36%(1)
External broker & Affinity
Direct Broking
Branch
81% GWP
13% GWP
6% GWP

(1) In respect of 2006 year of account
(2) In run-off since 2002 and exposure limited to £6.7m

Overview of Equity

Company highlights

equity INSURANCE GROUP

IAG Insurance Australia Group

Underwriting

- The UK's 5th largest motor insurer and largest motorcycle insurer
- The largest motor syndicate at Lloyd's
- 37 year track record of unbroken profitability
- Outperformed the UK motor market by 15% over the last 25 years
- Reserves held at a PoA>90%
- Upper quartile operating ratio of 90.7% (1)
- Balanced underwriting book of business with over 50% of profits derived from specialist lines such as motorcycles, fleet and special risks (2)
- Conservative reinsurance program

Distribution

- The UK's 8th largest personal lines intermediary business
- Multi-channel distribution - telesales, internet and high street branches
- Affinity business serving a number of leading, blue-chip industry partners with strong pipeline of new business
- Acquisition target of 15 regional high street branches/businesses per annum
- Controlled distribution strategy – generating approximately 19% of the Group's premium income
- Strong service ethic and focus on external brokers

(1) Based on 2006E financials
(2) Special risks relates to motor insurance (eg, haulage and taxi)

equity INSURANCE GROUP

Disciplined underwriting

Historic motor GWP growth

Historic Motor GWP (100% ownership)



GWP £m
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006E

(1) GWP is stated on a YoA basis at the 100% ownership level for motor business only

Underwriting excellence

...outperforming the UK motor market by an average 15% over the past 25 years

Percentage out-performance by Equity against the UK motor market (COR)
Median = 15% over 25 years



30
25
20
15
10
5
0
1980
1985
1990
1995
2000
2005
Median 15%

Source: B&W Deloitte, Equity

1) Out-performance by ERS is for the whole of Syndicate 218 (not just the Syndicate 218 motor account)
2) Out-performance by ERS in the pre-1998 period is measured using YoA data rather than on an earned premium basis
3) Measured on the basis of COR

Low volatility

Performance of Syndicate 218 compared to the Lloyd's market



In terms of combined operating ratio, Syndicate 218 has been less volatile (2) than the Lloyd's market and has outperformed by over 20% p.a. on average
Mean outperformance = 20.5%
Volatility
Market 18.1%
Syndicate 218 6.1%
Combined operating ratio (%)
20
40
60
80
100
120
140
160
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Lloyd's Market
218

(1) YoA basis to 2004 and UK GAAP basis thereafter
(2) As measured by the standard deviation
(3) Amounts net of reinsurance

Overview of Equity (total syndicate)
Business mix weighted towards profitable niche motor products

Volume
£309m of GWP

Business Mix - Volume (GWP) (1)


Household
20%
Personal
Accident
5%
Roadside
rescue
6%
Motorcycle
19%
Private car -
direct
16%
Private car -
broker
34%

(1) GWP is stated on a 2006 YoA basis at the 100% ownership level

Specialist
£225m of GWP

Business Mix - Specialist (GWP) (1)


Fleet
46%
Special risks
47%
Agriculture
7%

(1) GWP is stated on a 2006 YoA basis at the 100% ownership level

Special risks are all motor—includes haulage and taxis, for example.

Overview of Equity
Equity's distribution strategy complements Hastings'

Distribution mix

Syndicate 218 - Sources of Business



Direct, 12.6%
Branch, 6.3%
External Brokers, 81.1%

Increasing proportion of direct and branch distribution

Distribution highlights

- Increasing control over distribution and customer experience
- Managing share of premium written whilst maintaining integrity of broker model
- Continued growth through low risk bolt-on acquisitions and improved commission rates
- Complements Hastings' strengths in direct distribution
- Multiple brand strategy reduces channel conflict
- Loss ratio of 'owned' distribution typically 3-5% better than third party

Overview of Equity
Financial summary

(£ millions)	Years ending 31 December 2005A	2006E	2007F
Underwriting:			
GWP [1]	300	336	357
Underwriting profit	31	30	28
EBITDA [2]	59	53	64
Distribution:			
Revenue	39	38	40
EBITDA [2][3]	7	6	6
Consolidated P&L:			
Revenue [4]	339	374	397
EBITDA (pre exceptionals) [3][5]	63	56	69
NPAT [6]	N/A	39	48
Balance Sheet:			
Net assets [7]	39	337	385
Net tangible assets	(170)	140	183
Statistics:			
Loss ratio	63%	61%	64%
Expense ratio	27%	29%	28%
Underwriting COR	90%	90%	92%
Broking - EBITDA margin	17%	15%	15%

Source: IAG analysis based on Equity management accounts

Notes:

(1) Reflects Equity's proportionate interest in Syndicate 218 (ie, 64% based on 2006 YoA)

(2) Excludes allocation of central costs

(3) Excludes exceptional items, eg MBO in 2005 and major call centre relocation in 2006

(4) Represents the combined GWP for Underwriting plus the Broker commission income

(5) Includes central costs

(6) 2005 NPAT excluded as it includes historical funding costs

(7) Net assets for 2006 are presented assuming the debt is recapitalised

IAG
Insurance Australia Group

The forecast financial information is based on information obtained from Equity during the due diligence process. While such information has been reviewed with due care by IAG, it has not been independently verified

Actual results may differ from forecast

equity
INSURANCE GROUP

Overview of Equity

Key management retained and incentivised for growth

Insurance Australia Group

- Quality management team with a track record of success
- Management is passionate about their business and is therefore supportive of IAG's UK strategy, business model and their continuing role in driving the business forward
- Key management will be taking their consideration in the form of loan notes, 20% of which is at risk via a combination of sale warranties and retention arrangements
- A further 20% is available in IAG shares subject to key management remaining within the Group for 3 years and Equity achieving its' financial targets
- In addition to the above "lock-in" agreements, key management have contractual non-compete clauses for 12 months
- See Appendix 1 for CVs of key management

equity INSURANCE GROUP

IAG
Insurance
Australia
Group

3 – Impact on IAG

Insurance Australia Group Limited
ABN 60 090 739 923

Pro-forma overview of the combined group

Motor continues to be a key portfolio in the Group's product mix

Y/E 30 June 2006 GWP of $6.4bn Group business mix



Other Short-tail 4%
Liability 6%
CTP (Motor Liability) 10%
Workers' Comp. 4%
Short-tail Commercial 20%
Home 22%
Motor 34%

80% ST : 20% LT

Y/E 30 June 2006 GWP of $7.6bn Group business mix (pro-forma) (1)



Other Short-tail 4%
Liability 5%
CTP (Motor Liability) 12%
Workers' Comp. 3%
Short-tail Commercial 18%
Home 20%
Motor 38%

80% ST : 20% LT

Source: IAG analysis

1.Pro-forma assumptions are as follows:

a) Y/E 30 June 2006 actual GWP less actual GWP from Safety Insurance for the period from when it became a subsidiary (31/03/06); plus

b) GWP for the Y/E 31 December 2005 for Advantage, Equity and Safety Insurance

Pro-forma overview of the combined group

Increasingly diverse earnings streams and geographic mix

Y/E 30 June 2006 Profitability Mix of Earning Streams (pro-forma) (1)



Fee Based Business 9%
Underwriting Profit 91%

Y/E 30 June 2006 GWP Geographic Mix (pro-forma) (2)



Asia 2%
UK 14%
NZ 13%
Australia 71%

Source: IAG analysis

1. Pro-forma assumptions are as follows:
   a) Y/E 30 June 2006 actual underwriting profit has been immunised for movements in the discount rates and excludes underwriting profit from Safety Insurance for the period from when it became a subsidiary (31/03/06); plus
   b) Y/E 30 June 2006 actual fee income; plus
   c) Y/E 31 December 2005 underwriting profit and fee income from Hastings, Advantage and Equity
2. Pro-forma assumptions are as follows:
   a) Y/E 30 June 2006 actual GWP less actual GWP from Safety Insurance for the period from when it became a subsidiary (31/03/06); plus
   b) GWP for the Y/E 31 December 2005 for Advantage, Equity and Safety Insurance

Acquisition history and benefits
Delivering significant diversification benefits

Diversification – Product and Geography

"Since 1997, IAG's ambition has been to double its GWP every 5 years"



CAGR = 15.9%
(1997–2006)
$1.7bn
100%
$3.6bn
11%
89%
$6.4bn
15%
84%
$7.6bn
11%
2%
13%
71%
3%
FY97
FY02
FY06
FY06 Pro-forma
Years end 30 June
Australia
New Zealand
Asia
Advantage
Equity

Source: IAG management accounts and Equity financial statements

Pro-forma assumptions are as follows:

a) Y/E 30 June 2006 actual GWP less actual GWP from Safety Insurance for the period from when it became a subsidiary (31/03/06); plus
b) GWP for the Y/E 31 December 2005 for Advantage, Equity and Safety Insurance

Continued diversification

- Revenue streams
- Different insurance cycles
- Geographic exposure
- Product classes

Shareholder value

- Lower economic capital
- Reduced volatility
- Lower reinsurance
- Lower cost of capital

Overview of Equity
Strategic fit

Strategy for large mature markets

Sustainable niche strategy	• Unbroken track record of profitability over 37 years • Significantly outperformed the UK motor market
Lead with motor	• Consistent with IAG's core capabilities • Growth through additional products
Growth platform	• Niche profit pool 'material' to IAG Group • Increasing underwriting 'share' of business distributed • Further potential bolt-on broker acquisitions
'Back' quality management	• Extensive experience and enviable track record • Cultural alignment with IAG • Highly supportive through acquisition process
Value accretive	• £22m post-tax synergies • Cash EPS accretion of 10% in 2008 • Normalised ROE over 15% (on a full year basis)
Low risk execution	• Lengthy 'market' due diligence • Comprehensive access to management and data • Leveraged Hastings management in due diligence • Management's preferred buyer

IAG
Insurance
Australia
Group

4 – Shareholder value creation

Shareholder value creation

2003 - 2005 combined shows Equity with the market leading COR



Market average = 99.5%
RBS
Aviva
R&SA
Zurich
equity
Co-op
AXA
Allianz
Fortis
NFU
Liv Vic
Highway
Groupama
HBOS
MMA
HSBC
Provident
Brit
30
25
20
15
10
5
0
Market Share %
130
120
110
100
90
80
70
2003-2005 Combined Ratio % (FSA / GAAP basis)

Source: B&W Deloitte, Equity

Note: HBOS includes First Alternative from 2005

Shareholder value creation

Acquisition price metrics (excluding synergies)

Business Unit (£ millions)	Enterprise Value	Dec '06E Net Assets	Dec '06E NPAT [1]	Dec '07F NPAT	Implied Multiples		
					06 PB	06 PE	07 PE
Underwriter	485	333	36	44	1.5 x	13.4 x	10.9 x
Distribution	85	4	3	4	NA	26.7 x	20.9 x
Total	570	337	39	48	1.7 x	14.5 x	11.8 x

Note: Net assets and profits adjusted for recapitalisation
(1) Includes one-off internal restructuring costs of circa £1.4m pre-tax

- Limited number of comparables in the UK market:
  - Admiral, trading at 23x 2007 earnings and 27x historic tangible book
  - Highway, trading at 8.4x 2007 earnings and 2.3x historic tangible book
  - RSA, trading on a 18% return on 2007 tangible book and a 1.5x 2007 tangible book
  - Towergate, implied PE multiple of >20x and an EV/EBITDA multiple of around 11x
- Reserves already held at 90% PoA on an Australian GAAP basis
- AA rating affirmed by S&P

The forecast financial information is based on information obtained from Equity during the due diligence process. While such information has been reviewed with due care by IAG, it has not been independently verified.

Actual results may differ from forecasts.

(1) See Appendix 2 for comparable multiples

Shareholder value creation
Equity and Hastings: matching underwriting and distribution skills


Distribution
Underwriting
Risk / Cap Mgmt
Branch network
Direct/Brand
Affinity p'ships
Third Party brokers
Syndicate 218 (Lloyd's)
Advantage (Gibraltar)
Group reinsurance and capital management
Shareholder Value

IAG Insurance Australia Group

equity INSURANCE GROUP

Shareholder value creation

Synergies

- Overall synergy run-rate expected to be approx. £22m post-tax per annum by 2008
  - £9m generated by IAG
  - £13m generated by Hastings (comprised of both cost and structuring synergies)
  - Cost savings within the Hastings synergies, on a pre-tax basis, are only 4% of the combined cost base
- Implementation costs are estimated at £8m (pre-tax), of which approximately 75% will be incurred in 2007 and 25% in 2008
- To be realised with minimal disruption to current business operations of Equity and Hastings
- Synergies will be realised by leveraging existing infrastructure and resources in both the UK and Australia. The majority of the benefits will be realised through:
  - Cost savings through integrating UK infrastructure functions (eg. premises)
  - Reducing forecast IT spending by leveraging existing UK systems
  - Optimising the UK underwriting and distribution model (eg. Gibraltar)
  - Utilising IAG's reinsurance captive and Group structure
- Additional post-tax synergies of at least £5m p.a. have been identified, but have been excluded from the above analysis as it is IAG policy not to value revenue and other less certain synergies. These include:
  - Opportunities to broaden product portfolio (ie, Home, SME commercial)
  - Increase in Syndicate 218 capacity owned by Equity (Lloyd's auction process)
  - Certain reinsurance benefits

IAG Insurance Australia Group

equity INSURANCE GROUP

Insurance
Australia
Group

5 – Funding

Funding

Overview of proposed funding

Insurance Australia Group

Source of funds	Amount	
External:		
• Placement to institutional investors via bookbuild	$600m	£245m
• Share Purchase Plan ("SPP")[1] and, if required, underwriting of FY07 interim dividend[2]	$225m	£92m
• £ denominated issue of term subordinated debt	$490m	£200m
• Loan notes issued to vendors	$61m	£25m
Internal:		
• Internal funds	$364m	£148m
Total funds expected to be available	**$1,740m**	**£710m**
Less: Repayment of senior debt used to fund Hastings acquisition	($343m)	(£140m)
Funds required for Equity acquisition	**$1,397m**	**£570m**

(1) SPP available to eligible IAG shareholders as at Record Date of 6 December 2006
(2) Interim FY 2007 dividend underwritten to $225m (reduced dollar for dollar for any funds raised under the SPP)

equity INSURANCE GROUP

Funding

Bookbuild process [1]

Insurance Australia Group

- $600m underwritten institutional placement
- JLMs and Bookrunners: Macquarie[2] and UBS[3]
- Bookbuild price range: $5.10–$5.50 per share
- Lower end of the range ($5.10) represents a:
  - 9.6% discount to the closing price of $5.64 on Friday 1 December 2006
  - 10.3% discount to the 5 day VWAP of $5.68 for the 5 day period ended Friday 1 December 2006
- Trading in IAG shares to resume Wednesday 6 December 2006
- IAG shares issued under the placement will rank pari passu with all existing ordinary IAG shares and will be entitled to the FY07 interim dividend planned for April 2007

(1) These dates are indicative only and IAG reserves the right to vary any of the above dates and times without prior notice
(2) Macquarie Equity Capital Markets Limited
(3) UBS AG, Australian Branch

equity INSURANCE GROUP

IAG
Insurance
Australia
Group

6 - Summary

Shareholder value creation

Complementary skill sets

IAG

Insurance Australia Group

Equity

- Full spectrum of motor u/w skills
- Affinity relationships and mgmt
- Focussed external broker service model

IAG

- Governance
- Risk and capital management
- Diversification
- Structuring and reinsurance
- Broad product capabilities

Hastings

- Leading online IT and distribution platform
- Marketing capabilities
- Gibraltar based underwriter

Optimised underwriting, distribution and capital mgmt

Value Creation

equity INSURANCE GROUP

Governance going forward

Governance structure aligned to international operations

Insurance Australia Group

IAG Group

Risk management, governance and strategy

Capital management & planning

Australia	New Zealand	Asia	UK
• Local board governance • Local management • Group management	• Local board governance • Local management	• Asian Advisory Board • Local management • Regional management and business development	• Local board governance • Local management

equity INSURANCE GROUP

Transaction summary
Re-cap

- ☑ Sustainable niche strategy
- ☑ Lead with motor
- ☑ Growth platform
- ☑ 'Back' quality management
- ☑ Value accretive
- ☑ Low risk execution

IAG Insurance Australia Group

equity INSURANCE GROUP

The next 12 months

- Main focus in 2007 on:
  - Maintaining momentum in the core Australian and New Zealand businesses
  - Realising planned benefits and synergies from UK acquisitions
  - Continuation of Asian expansion strategy (eg completion of China investment, opportunity to expand and refine investment in Malaysia)
  - Integration of UK and Asian businesses
- Intend that dividends will:
  - Continue to be fully franked
  - At least be maintained at 29.5¢ per share this financial year
- GWP growth expected to be 12%-14% in the year to 30 June 2007

IAG
Insurance
Australia
Group

Appendices

Insurance Australia Group Limited
ABN 60 090 739 923

Insurance Australia Group

Appendix 1 – Additional Equity Information

Insurance Australia Group Limited
ABN 60 090 739 923

Overview of Equity

Management

Neil Utley
Group Chief Executive Officer

Neil Utley joined as Chief Executive Officer of Cox Retail Division in 1999. Formerly CEO of Privilege Insurance, he has hands-on experience of all aspects of the insurance industry, including sales, direct marketing, product development and the management of the retail broker chain. Neil led the transition from a FTSE listed company to one that is privately owned.

Phil Anderson
Claims Managing Director

Phil Anderson has worked in the insurance industry for 30 years, having started his career with Zurich Insurance and then Bishopsgate Insurance (now Fortis). Prior to joining Equity, he held a number of senior positions at RBS Insurance, latterly as Director of Customer Assistance Services, where he was responsible for more than 3000 staff.

Nick Potts
Managing Director, Equity Insurance Brokers

Nick Potts joined the group in 1999 as managing director, Broking Division. Nick's previous experience includes roles as Head of Commercial Operations at Privilege Insurance and Operations Director for Colonnade. Nick also spend 14 years with Midland Bank group, in a variety of branch, regional and head office roles.

Overview of Equity

Management cont...

IAG
Insurance Australia Group

John Castagno
Managing Director, Direct Broking

John Castagno has worked across the insurance industry, as General Manager of Marketing at BUPA, and Managing Director of Legal and General's General Insurance business. Prior to joining Equity, he worked as Chief Executive of GAB Robins. His role includes delivering growth within the direct broking market, and spearheading the group's internet sales strategy.

John Josiah
Joint Active Underwriter

John Josiah joined Equity Red Star in 1995 from Dominion Insurance Company where he had been Head of Commercial Motor. In 1996, he was appointed Class Underwriter for Fleet and Special Risks and during the subsequent six years, John is looking to develop the bespoke side of the business with a particular focus on developing broker relationships.

Keith Charlton
Joint Active Underwriter

Keith Charlton joined Equity Red Star in July 2005 and brings a wealth of experience. At RBS Insurance Group, Keith was responsible for the underwriting and product development of all affinity schemes. Prior to joining Equity Red Star, he was Managing Director of Congregational and General. Keith is responsible for volume underwriting, developing Equity Red Star's pricing abilities and competitiveness in the broker market.

equity
INSURANCE GROUP

Recent Equity history

- Syndicate established in 1946

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

November 1995
- Flotation of Cox Insurance.
- Raised £30m of new capital.

March 1996
- Warburg Pincus becomes cornerstone investor.
- Subscribes to £21m new shares issued by Cox insurance.

October 1996
- Acquisition of Christopherson Heath Group – a business that comprised Equity Red Equity and Boncaster.
- The acquisition was financed through a £39.5m share placing.

July 1998
- Rights issue to raise a further £62m of capital.
- New capital used to expand the company's participation on its underwriting syndicates at Lloyd's.

April 2002
- Losses incurred as result of WTC (in Syndicate 1208).
- Withdrawal from its CI activities to focus on its PL business.
- Raised £72m of new capital to support its motor underwriting operation.

July 2005
- Leveraged buy-out.
- Neil Utley (1) led a £430m MBO Enterprise Value of Cox Insurance.
- Supported by Duke Street Capital and Englefield Partners.
- Business changed its name to Equity Insurance Group.

(1) Neil Utley originally joined Equity in 1999

Broad distribution platform and brand portfolio

IAG Insurance Australia Group

Channel	Brands	Comm. Mix[1]	Distribution Mix [2]
Direct Distribution			
Branch network	equity INSURANCE BROKERS	59%[3]	6%
Direct/Brand	Hastings DIRECT, peoples choice, insure insurance reinvented	20%	13%
Third Party Distribution			
Affinity	NA	21%	81% (Affinity and Third Party brokers combined)
Third Party brokers	equity REDSTAR	NA	

(1) Excludes Hastings
(2) Syndicate 218 only
(3) Includes 'portfolio transfers' from other brokers

equity INSURANCE GROUP

Equity's branch footprint

Broad UK Branch footprint


Broking Call Centres
& Branch Network

- Since February 2000, the Group's high street branch-based network has been expanded to almost 70 branches

Insurance
Australia
Group

Appendix 2 – Comparable Multiples

Comparable trading multiples - Distribution

IAG
Insurance Australia Group

(£m)	Share price (p)	Market cap (£m)	Core EV (£m)	EV/EBITDA (x) 2005A	EV/EBITDA (x) 2006E	EV/EBITDA (x) 2007E	P/E (x) 2005A	P/E (x) 2006E	P/E (x) 2007E	Dividend yield 2006E (%)
Benfield	341	797	543	9.9	7.4	6.1	19.8	18.4	14.3	3.5
JLT	412	870	649	6.5	6.7	7.8	16.3	16.1	15.6	5.0
Mean				8.2	7.0	6.9	18.1	17.3	15.0	4.2

Source: Datastream, Bloomberg I/B/E/S estimates as at 1 December 2006

Note: Numbers are based on publicly available information and should be considered estimates only.

equity INSURANCE GROUP

Comparable trading multiples - Underwriting

IAG Insurance Australia Group

Name	Share price (p)	Market cap (£m)	P/E (x) 2006E	P/E (x) 2007E	P/E (x) 2008E	P/NTA (x) Latest	RoNTA (%) 2006E	RoNTA (%) 2007E	RoNTA (%) 2008E	Dividend yield 2006E (%)
UK non-life comps										
Royal & SunAlliance	148	4,347	10.9	11.4	11.3	1.54	5.5	18.2	16.1	3.4
Admiral	905	2,364	24.8	22.2	19.8	18.78	63.3	61.2	61.9	3.1
Domestic & General	1048	378	14.9	14.4	13.0	3.50	22.6	21.6	na	3.3
Highway Insurance	73	148	8.8	8.0	na	2.29	35.2	32.2	na	7.4
Mean			14.8	14.0	14.7	6.53	31.6	33.3	39.0	4.3
Median			12.9	12.9	13.0	2.89	28.9	26.9	39.0	3.3
Lloyd's sector										
Amlin	312	1,663	9.3	8.6	8.3	2.21	23.6	24.7	20.0	3.3
Hiscox	270	1,059	10.1	9.3	8.9	1.91	18.3	17.5	15.6	3.3
Brit	304	996	8.6	8.4	8.0	1.52	15.7	16.4	17.4	5.5
Catlin	516	844	7.5	7.9	9.7		22.4	21.7	25.8	3.2
Wellington	122	593	10.8	9.8	9.2	1.83	14.9	15.3	14.8	3.8
Beazley	120	433	8.7	7.4	6.6	1.65	19.7	21.5	19.5	3.8
Mean			9.2	8.6	8.5	1.82	19.1	19.5	18.8	3.8
Median			9.0	8.5	8.6	1.83	19.0	19.5	18.4	3.5

Source: Bloomberg I/B/E/S estimates as at 1 December 2006

Note: NTA values are based on ordinary shareholders' funds adjusted for intangible assets. Latest historic financials are based on H1 2006 results for all companies except R&SA which is based on Q3 2006 results. All financials based on IFRS except Catlin (US GAAP)

Note: Numbers are based on publicly available information and should be considered estimates only.

equity INSURANCE GROUP

Precedent transaction multiples

UK non-life insurance and insurance broker precedents
Precedents since 2003

Target	Acquirer	Date announced	Traded (%)	Implied value (£m)[3]	Stated NAV (X)	Adjusted NAV (x)	Historic net income (x)
Non-life insurers							
Wellington	Catlin	Oct-06	100	591	1.66	1.83	16.8
Cox Insurance Holdings[2]	Duke Street / Englefield	Jun-05	100	430	1.87	2.61	8.8
Churchill Insurance Group	RBS Group	Jun-03	100	1,100	1.63	1.86	18.3
Advantage[1]	IAG	Sep-06	100	na	1.20	na	na
Mean					1.59	2.10	14.6
Median					1.65	1.86	16.8
Insurance brokers/motor related							
Hastings Insurance Services[1]	IAG	Sep-06	100	na	na	na	10.5
RAC[3]	Aviva	Mar-05	100	1,099	2.57	nm	17.7
Saga	Charterhouse	Oct-04	100	1,350	4.45	nm	24.7
AA	Permira/CVC	Oct-04	100	1,750	2.55	nm	26.9
Mean					3.19	na	20.0
Median					2.57	na	21.22

Source: Offer documents, company data

Notes:

1. IAG bought Hasting Insurance Services and Advantage Insurance for a total of £140m
2. P/E based on profit on ordinary activities adjusted for exceptional costs and the benefit of historical tax losses.(13.4x based on reported profit)
3. P/E multiple calculated using profit before exceptionals, amortisation of goodwill and taxation and applying 30% tax rate

Note: Numbers are based on publicly available information and should be considered estimates only.

IAG
Insurance
Australia
Group

Appendix 3 – Additional information

IAG strategy

A history of successful acquisitions and integration

IAG Insurance Australia Group

Calendar Year		GWP Acquired
1998	• Acquired **SGIO & SGIC** in WA & SA through on-market takeover of SGIO Ltd	$321 m
1999	• **RACV** Strategic Alliance in VIC	$333 m
2001	• Acquisition of **State Insurance** in NZ	$297 m
	• Acquisition of renewal rights to HIH workers' compensation	$80 m
2003	• Acquisition of **CGU & NZI** (Aviva 's general insurance business in Australia and New Zealand respectively)	$2,009 m
2005	• Acquisition of **RSA** Thailand (Royal Sun Alliance business)	$35 m
2006	• Investment of 30% in **AmAssurance** Bhd in Malaysia(3)	$41m
	• Increased interest to 97% in **Safety Insurance** in **Thailand**	$100 m
	• Acquisition of **Hastings Group**	$233 m
	Total GWP Acquired	**$3,449 m**

Note:
(1) This does not represent all acquisitions, only acquisitions greater than $20m are shown and excludes divestments
(2) GWP reflects premiums for the financial year prior to acquisition
(3) Reflects proportion interest in AmAssurance

equity INSURANCE GROUP

IAG
Insurance
Australia
Group

Appendix 4 – Risk factors

Considerations/key risks of the acquisition and our international strategy

IAG Insurance Australia Group

Our international strategy generally

- Growth in our existing businesses (especially in Asia) may not be as strong as we are anticipating and this could make our gross written premium targets difficult to achieve
- Acquisitions in existing and new markets are not without risk, including choosing the right counterparty, country risk, balance sheet risk, currency risk, funding risk and opportunities may not arise that meet our criteria
- Undertaking a number of acquisitions in an effort to achieve our consolidation and scale objectives carries with it additional risks, such as integration, regulatory and operational risk
- Roll out of the IAG Way (capability transfer) in emerging market acquisitions may not result in the targeted top-line or bottom-line growth and could be a distraction for local management
- IT – there are risks associated with our information technology platform and its integration with our international businesses, including Equity and Hastings

This acquisition

- Isolation agreements – businesses in run off that incurred significant losses after the events of 11 September 2001 have been isolated in arrangements that should be effective. The acquisition is conditional on IAG receiving key assurances on those arrangements, however, it is always difficult to obtain 100% certainty
- Cost of acquisition – we may find over time that the cost of acquisition was not justified
- Integration risks – we may not find integration goes as planned or to schedule
- Synergies – we may not extract all expected synergies in combining Star with our other businesses
- Retention – retention of key Equity management will be important for the future of our UK businesses
- Private equity vendors – as in other acquisitions of this type, we have only limited warranty protection under the acquisition agreements

equity INSURANCE GROUP

Considerations/key risks relating to the Group and the insurance industry generally

- Estimation of claims provisions – predicting and provisioning for claims is the biggest challenge facing general insurers
- Concentration – although this acquisition and our recent international transactions have increased diversification, we are still geographically concentrated in New South Wales and in Australia and New Zealand generally
- Personal insurance business – our personal lines business is challenged from time to time by uneconomic competitive pricing
- Commercial insurance business – this business is affected by the domestic and international insurance cycle
- Outwards reinsurance – the adequacy and responsiveness of reinsurance coverage is vital to our performance
- Catastrophes – these are a key risk that affect our performance (and cannot in all cases be effectively or economically covered by reinsurance)
- Market exposure - poor investment returns on our shareholders funds and technical reserves affect our performance from time to time
- General - changes in government policy, regulation or legislation and any deterioration in economic and industry conditions can also affect our performance

IAG Insurance Australia Group

equity INSURANCE GROUP

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

SEC MAIL PROCESSING SECTION RECEIVED FEB 20 2007 WASH, D.C. 186

4 December 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ACQUISITION OF EQUITY INSURANCE GROUP

Attached for immediate release to the market is a Media Release and Media fact sheets regarding Insurance Australia Group Limited's acquisition of Equity Insurance Group.

An Analyst Presentation will be lodged separately and will immediately follow this notice.

Yours sincerely

Glenn Revell
Group Company Secretary

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

MEDIA RELEASE

4 December 2006

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG acquires leading UK motor insurer Equity Insurance Group

Insurance Australia Group Limited (IAG) today announced it would significantly expand its UK insurance business through the acquisition of Equity Insurance Group, one of the UK's premier motor underwriters and brokers for £570 million ($1.397 billion)[1].

IAG also announced an underwritten equity placement of $600 million to fund the acquisition, with the balance of the funds being provided by a Share Purchase Plan, internal funds and subordinated debt.

Equity Insurance Group ("Equity") is the UK's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate.

IAG Chief Executive Officer, Mr Michael Hawker said the acquisition provided IAG with a unique opportunity to acquire the full range of motor underwriting skills in the UK, through a highly profitable Lloyd's motor syndicate.

"On any measure, the acquisition of Equity makes strategic and financial sense," Mr Hawker said.

"Equity is an ideal fit with our acquisition criteria in stable yet profitable markets like the UK – it's a motor-led insurance business with consistently high margins in its markets and a strong management team.

"The company has a proven ability to produce profits across the cycle, with an unbroken 37 year record of profitability, and a combined operating ratio (COR) that has outperformed the UK motor market by an average of 15% per annum over the past 25 years. Its focus is higher margin, specialist segments of the motor market.

"It also has significant growth opportunities including increasing its underwriting business and expanding its distribution network at a time when the UK insurance sector is showing strong signs of hardening premiums, making this an ideal time to increase our exposure to this market.

"We expect the purchase to be earnings per share accretive immediately and add 10%[2] to the earnings per share in the 2008 financial year. The acquisition should also see us produce 12-14% growth in GWP for the year ended June 2007, ahead of our current target of 8-10% growth."

Mr Hawker said the acquisition price of £570 million (A$1.397 billion) for Equity represents a forward price/earnings multiple of 11.8 times forecast December 2007 earnings, which compares favourably with recent transactions for UK non-life insurers and brokers.

---

[1] Based on an exchange rate of £1 = A$2.45
[2] Further details of the synergies on which these expectations are based and associated risks are set out in the investor presentation lodged with the Australian Stock Exchange today.

Mr Hawker said Equity's operations were highly complementary with the recently acquired Hastings business, and that approximately £22 million post-tax, per annum in synergies were expected to be realised by 30 June 2008, with minimum change to the existing businesses.

"Equity fits well with the operations of our recently acquired UK insurance intermediary, Hastings, and we expect to realise gains from leveraging Hastings' IT and Gibraltar underwriter as well as other financial structuring benefits.

"Building scale and diversifying our business across both emerging and mature markets are important aspects of our broader growth strategy, and while the acquisition of each of these businesses makes sense on a stand alone basis, there are also additional capital synergies from the diversification benefits they bring.

"Together, Equity and Hastings provide a strong platform and management team for further expansion in the UK, the world's third largest insurance market."

Mr Hawker said he was looking forward to working with Equity's management team which would continue to be led by Equity CEO, Mr Neil Utley, who will join IAG's executive team.

He said the acquisition would be funded by an immediate $600 million equity placement to institutional investors, with further share capital being raised from the combination of a share purchase plan to eligible shareholders and, if required, underwriting part of the April 2007 interim dividend.

The balance will be sourced from internal funds and subordinated debt.

The equity placement to institutional investors is underwritten by Macquarie Equity Capital Markets and UBS, and is being undertaken by means of a book-build over the next two days. The price is expected to be announced before the market opens on Wednesday, 6 December, at which time the company's shares (currently in a trading halt) will re-commence trading.

The placement will be followed by a Share Purchase Plan, which will provide an opportunity for eligible shareholders to acquire up to $5,000 worth of shares subject to a scaleback if required. More details about the Share Purchase Plan, including pricing, will be made available to shareholders in due course.

The acquisition, which is subject to regulatory approvals, is expected to be completed in the first quarter of 2007. Standard & Poor's has affirmed the Group's 'AA' financial strength ratings for its wholly-owned insurers and the 'AA-' insurer credit rating for IAG, the Group's parent, which is listed on the ASX.

Timetable

Date*	**Activity**
4 – 6 December	Trading halt for IAG Shares Placement book-build
6 December	Final placement price announced Shares recommence trading after price announced SPP record date
Late December	Share Purchase Plan offer documentation dispatched to shareholders
2 January, 2006	Share Purchase Plan opens
19 January, 2006	Share Purchase Plan closes

** Dates are indicative only and are subject to change.*

Appointment of additional Non-Executive Director

IAG also announced the appointment of a UK-based Non-Executive Director to its Board, Mr Phillip Colebatch, with effect from next month.

Mr Colebatch has more than 30 years' experience in global financial services operations and will add to the Board's continuing high levels of governance and strategic decision-making. Among his roles he was a member of Swiss Re's Executive Board where he was responsible for capital markets and advisory activities. Before joining Swiss Re he spent 17 years with Credit Suisse Group where he was a member of the Group Executive Board in Zurich and CEO of Credit Suisse Asset Management.

Phillip Colebatch – Biography

Phillip Colebatch, a UK-based native of Australia, is a non-executive director of ASX-listed Lend Lease Corporation Limited (appointed December 2005). From September 2002 to January 2006 he was part of Swiss Re's Executive Board where he was responsible for capital markets and advisory activities. Before joining Swiss Re he spent 17 years with Credit Suisse Group where he was a member of the Group Executive Board in Zurich and CEO of Credit Suisse Asset Management. He began his career with Citicorp in New York and has held a number of senior investment banking roles at Citicorp in Asia and the UK. He has a Doctorate in Business Administration from Harvard University and a Master of Science from the Massachusetts Institute of Technology.

About Equity Insurance Group

Equity Insurance Group is a leading player in the UK personal insurance market, and particularly in the motor and motorcycle space. The company employs 1,470 people across its two key operations – Equity Red Star and Equity Insurance Brokers. Equity Red Star is the largest Lloyd's motor syndicate (Syndicate 218), the fifth largest motor insurer in the UK, and the largest motorcycle insurer. The syndicate has an unbroken 37 year record of profitability, and an 'A' rating (as part of Lloyd's of London) from Standard & Poor's. Equity Insurance Group's broker arm, Equity Insurance Brokers, is the UK's eighth largest personal lines intermediary business. It has a multi-channel distribution strategy including telesales, internet and a network of 70 high street branches.

About Insurance Australia Group Limited

Insurance Australia Group (IAG) is Australasia's leading general insurance group, with annual gross written premium of more than A$6.4 billion, and approximately 12,000 employees. The Group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. IAG's interests in Asia include two businesses in Thailand (NZI Thailand and Safety Insurance), a 30% stake in Malaysia's AmAssurance, Alba (a Lloyd's syndicate based in Singapore), and the China Automobile Association in Beijing. IAG also recently acquired UK insurance business Hastings. For further information please visit www.iag.com.au.

- ends -

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	+61 2 9292 9557	**Telephone**	+61 2 9292 3169
Mobile	+61 411 014 126	**Mobile**	+61 411 012 675

FACT SHEET

4 December 2006

IAG
Insurance Australia Group

About Equity Insurance Group

www.equitygroup.co.uk

<u>Equity Insurance Group:</u>

- is a leading player in the UK personal lines insurance market - the UK's 5th largest motor insurer and largest motorcycle insurer as well as the largest motor syndicate at Lloyd's (Syndicate 218).
- includes two specialist divisions:
  - Equity Red Star – its underwriting business
  - Equity Insurance Brokers – its insurance broking business

equity
INSURANCE GROUP

Equity Red Star

Underwriting

- The UK's 5th largest motor insurer and largest motorcycle insurer
- The largest motor syndicate at Lloyd's
- 37 year track record of unbroken profitability
- Outperformed the UK motor market by 15% over the last 25 years
- Reserves held at a PoA>90%
- Upper quartile operating ratio of 90.7% [1]
- Balanced underwriting book of business with over 50% of profits derived from specialist lines such as motorcycles, fleet and special risks [2]
- Conservative reinsurance program

(1) Based on 2006E financials
(2) Special risks relates to motor insurance (eg haulage and taxis)

Equity Insurance Brokers

Distribution

- The UK's 8th largest personal lines intermediary business
- Multi-channel distribution - telesales, internet and high street branches
- Affinity business serving a number of leading, blue-chip industry partners with strong pipeline of new business
- Acquisition target of 15 regional high street branches/businesses per annum
- Controlled distribution strategy – generating approximately 19% of the Group's premium income
- Strong service ethic and focus on external brokers

- Equity Insurance Group has more than 1,400 employees, and an experienced management team, with a proven track record.
- Equity Insurance Group was previously branded Cox Insurance, which through Syndicate 218, commenced underwriting in 1946. In 2005, a private equity consortium including Duke Street, Englefield and the company's management acquired Cox in a leveraged buy-out. IAG is acquiring the company from that consortium.

Equity Red Star's business mix is geared towards profitable niche motor products:

Volume
Approximately 58% of GWP

Business Mix - Volume (GWP)[1]



Household
20%
Personal
Accident
5%
Roadside
rescue
6%
Motorcycle
19%
Private car -
direct
16%
Private car -
broker
34%

(1) GWP is based on a 2006 YoA basis at the 100% ownership level

Affinity
Approximately 42% of GWP

Business Mix - Specialist (GWP)[1]



Fleet
46%
Special risks
47%
Agriculture
7%

(1) GWP is based on a 2006 YoA basis at the 100% ownership level

Broad UK Branch footprint of Equity Insurance Brokers:



Broking Call Centres
& Branch Network

37 years of consecutive profits of Equity Red Star:

Historic Motor GWP (100% ownership)



500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
GWP £m
1996
1997
2003

(1) GWP is stated on a YoA basis at the 100% ownership level for motor business only

FACT SHEET

4 December 2006

UK market acquisition rationale

- While the general insurance mass market in the UK is highly competitive, a number of niche businesses have proven highly lucrative in recent years (ie, Admiral, Saga).
- UK wide industry trends and IAG's expertise in other consumer insurance products will further bolster Equity's growth and profitability.

Macro trends improving

- Market indicators and commentary suggest the UK motor market cycle is turning:
    - The latest Automobile Association (AA) Premium index shows rising premiums for comprehensive motor two consecutive quarters after a period of static premiums;
    - Bear, Stearns has forecast that UK Private Motor premiums will grow by 8% within one year of the acquisition being concluded (2008 calendar year) rising to 12% in the 2009 calendar year and 10% in the 2010 calendar year, substantially higher than recent experience; and
    - Norwich Union recently indicated they would be increasing motor insurance premiums by up to 16% on renewal.



Bear Stearns UK Private Motor forecasts

	07E	08E	09E	10E	11E
Premium growth	4%	8%	12%	10%	10%

Source: Bear, Stearns International Limited estimates (28 September 2006).

Evolving Distribution Dynamics Create an Opportunity for IAG

- Direct distribution channels, as well as a focus on brand and internet sales, have substantially grown as a proportion of total UK sales over the last several years.
- The evolving distribution dynamic has increased the 'churn' in the market and created opportunities for new market entrants.
- Brands are becoming increasingly important for UK insurance customers.
- Equity has proven a highly profitable business largely driven by its specialist underwriting expertise and niche market focus.
- Equity will also be able to leverage Hastings' systems platform, particularly its internet distribution capabilities.

FACT SHEET

4 December 2006

Impact of acquisition on IAG

Following the completion of IAG's acquisition of Equity Insurance Group, IAG will have the following attributes:

- A focused player in the UK motor market with a strong platform for further UK growth
- Continuing to develop its footprint in Asia
- More than A$7 billion in annual gross written premium (GWP)
- GWP growth expected to be in the range of 12-14% for the 2007 financial year
- Significant earnings momentum expected; EPS accretion of 10% in the 2008 financial year*
- More than 14,000 employees across Australia, New Zealand, the UK and Asia
- Expanded breadth and depth of insurance expertise and experience
- Probability of adequacy for claims of at least 90%, with a broader, more diverse portfolio
- 80:20 mix of short-tail:long-tail premiums
- AA rating for key wholly owned insurers affirmed by Standard & Poor's

Y/E 30 June 2006 GWP of $6.4bn
Group business mix


Other Short-tail 4%
Liability 6%
CTP (Motor Liability) 10%
Workers' Comp. 4%
Short-tail Commercial 20%
Home 22%
Motor 34%

80% ST : 20% LT

Y/E 30 June 2006 GWP of $7.6bn (1)
Group business mix (pro-forma)


Liability 5%
Other Short-tail 4%
CTP (Motor Liability) 12%
Workers' Comp. 3%
Short-tail Commercial 18%
Home 20%
Motor 38%

80% ST : 20% LT

Y/E 30 June 2006 Profitability (2)
Mix of Earning Streams (pro-forma)


Fee Based Business 9%
Underwriting Profit 91%

Y/E 30 June 2006 GWP (3)
Geographic Mix (pro-forma)


Asia 2%
UK 14%
NZ 13%
Australia 71%

Source: IAG analysis

Notes:

(1) Pro-forma assumptions are as follows:
  (a) Y/E 30 June 2006 actual GWP less actual GWP from Safety Insurance for the period from when it became a subsidiary (31/03/06); plus
  (b) GWP for the Y/E 31 December 2005 for Advantage, Equity and Safety Insurance

(2) Pro-forma assumptions are as follows:
  (a) Y/E 30 June 2006 actual underwriting profit has been immunised for movements in the discount rates and excludes underwriting profit from Safety Insurance for the period from when it became a subsidiary (31/03/06); plus
  (b) Y/E 30 June 2006 actual fee income; plus
  (c) Y/E 31 December 2005 underwriting profit and fee income from Hastings, Advantage and Equity

(3) Pro-forma assumptions are as follows:
  (a) Y/E 30 June 2006 actual GWP less actual GWP from Safety Insurance for the period from when it became a subsidiary (31/03/06); plus
  (b) GWP for the Y/E 31 December 2005 for Advantage, Equity and Safety Insurance

* Further details of the synergies on which these expectations are based and associated risks are set out in the investor presentation lodged with the ASX today.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

FACT SHEET

4 December 2006

Funding for IAG's acquisition of Equity Insurance Group

IAG
Insurance
Australia
Group

- Insurance Australia Group intends to pay £570 million (A$1.397 billion) to purchase Equity Insurance Group:
  - Acquisition price represents a forward PE multiple of 11.8x anticipated Dec 2007 earnings
- The purchase will be funded by a combination of equity, subordinated debt and loan notes, and internal funds.
- Equity will be raised as follows:
  - **Share Placement ($600 million)**
    - A Share Placement to raise $600 million will be offered to institutional investors through a book-build from today, 4 December 2006.
    - The final price of the shares issued under the placement is expected to be announced on 6 December.
    - The Share Placement will be underwritten.
  - **Share Purchase Plan**
    - Further funds will be raised from the combination of a Share Purchase Plan to shareholders and, if required, underwriting part of the April 2007 interim dividend.
    - Under the Share Purchase Plan, eligible shareholders will be given the opportunity to purchase up to $5,000 of IAG ordinary shares each, without paying brokerage or transaction costs.
    - Further details about the Share Purchase Plan will be made available to shareholders in due course.
- The subordinated debt is expected to be raised from the UK institutional market prior to 31 December 2006 in a form that qualifies as Lower Tier Two regulatory capital under APRA's prudential standards.
- Standard & Poor's has affirmed the Group's 'AA' financial strength ratings for its wholly-owned insurers and the 'AA-' insurer credit rating for IAG, the Group's parent, which is listed on the ASX.

Indicative timetable

Date*	Activity
4 - 6 December	Trading halt for IAG Shares Placement book-build
6 December	Final placement price announced Shares recommence trading Record date
Late December	Share Purchase Plan offer documentation dispatched to shareholders
2 January 2007	Share Purchase Plan opens
19 January 2007	Share Purchase Plan closes

** Dates are indicative only and are subject to change.*

This press release is not an offer of securities for sale in any jurisdiction including the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 (the "Securities Act") or an applicable exemption from registration. Any securities that may form part of an offering have not been and will not be registered under the Securities Act.

FACT SHEET

4 December 2006

New members on IAG's Board and Executive Team

IAG
Insurance
Australia
Group

IAG has strengthened the level of international insurance experience on its Board with the appointment of Mr Phillip Colebatch. In addition, the CEO of Equity Insurance Group, Mr Neil Utley has joined IAG's Executive Team.

Phillip Colebatch

Appointed Non-Executive Director to IAG Board (from January 2007)

Phillip Colebatch, a UK-based Australian, is a non-executive director of ASX-listed Lend Lease Corporation Limited (appointed December 2005). He also holds directorships on the Boards of Swiss Re GB Plc and Swiss Re Capital Markets Ltd, and has served on the Group Executive Boards of Swiss Re and Credit Suisse. Before joining Swiss Re as Division Head, Capital Management and Advisory, he spent 17 years with the Credit Suisse Group where, in addition to his Board position, he served as CEO of Credit Suisse Asset Management. He has also served as Head of European banking activities for Credit Suisse First Boston. He began his career with Citicorp in New York and has held a number of senior investment banking roles at Citicorp in Asia and the UK. He has a Doctorate in Business Administration from Harvard University and a Master of Science from the Massachusetts Institute of Technology.

Neil Utley

Appointed to IAG Executive Team (effective immediately)

Chief Executive Officer, Equity Insurance Group

Neil Utley joined Cox Retail Division (the former name of Equity Insurance Group) as Chief Executive Officer in 1999. Prior to joining the business, he was CEO of Privilege Insurance. He has hands-on experience of all aspects of the UK insurance industry, including sales, direct marketing, product development and the management of the retail broker chain. Under Neil's leadership, the size of Equity Insurance Group has more than doubled in five years, with business increases across all sectors of underwriting resulting in a more balanced mix.

Board and Executive Team

With these new appointments, IAG's Board and Executive Teams are as follows:

IAG Board

Mr James Strong
Chairman and Independent Non-executive Director (INED)
Mr Michael Hawker CEO and Managing Director
Ms Yasmin Allen, INED
Mr John Astbury, INED
Mr Phillip Colebatch, INED
Mr Geoffrey Cousins, INED
Mr Neil Hamilton, INED
Mr Rowan Ross, INED
Mr Brian Schwartz, INED

IAG Executive Team

Mr Michael Hawker CEO and Managing Director
Mr Justin Breheny CEO, Asia
Mr Tony Coleman Chief Risk Officer & Group Actuary
Mr Peter Connell CEO, Hastings
Mr Nick Hawkins CEO, IAG New Zealand
Mr David Issa CEO, Personal Insurance - Australia
Ms Jacki Johnson CEO, Business Partnerships - Australia
Ms Christine McLoughlin Group Executive, Strategy
Ms Sam Mostyn Group Executive, Culture & Reputation
Mr Mario Pirone CEO, CGU
Mr Jan van der Schalk CEO, Asset Management & Reinsurance
Mr Neil Utley CEO, Equity Insurance Group
Mr George Venardos Chief Financial Officer

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

4 December, 2006

Mr Stephen Small
Senior Companies Advisor
Australian Stock Exchange Limited
stephen.small@asx.com.au

By email

Dear Mr Small

INSURANCE AUSTRALIA GROUP LIMITED
REQUEST FOR TRADING HALT

Pursuant to Listing Rule 17.1, Insurance Australia Group Limited ("**IAG**") requests that an immediate trading halt be granted by the Australian Stock Exchange Limited ("**ASX**") with respect to its ordinary shares.

The trading halt is necessary as IAG has signed an agreement to acquire a leading UK motor underwriter and broker, Equity Insurance Group and will be undertaking an institutional placement. More details will follow shortly.

We request that the trading halt be in place for two trading days.

We are not aware of any reason why the trading halt should not be granted.

Should you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 9835.

Yours sincerely

Glenn Revell
Group Company Secretary
Insurance Australia Group Limited

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

4 December 2006

Insurance Australia Group Limited

TRADING HALT

The securities of Insurance Australia Group Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 6 December 2006 or when the announcement is released to the market.

Security Code: IAG

Stephen Small
Adviser, Issuers (Sydney)

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

4 December, 2006

Mr Stephen Small
Senior Companies Advisor
Australian Stock Exchange Limited
stephen.small@asx.com.au

By email

Dear Mr Small

INSURANCE AUSTRALIA GROUP LIMITED
REQUEST FOR TRADING HALT

Pursuant to Listing Rule 17.1, Insurance Australia Group Limited ("**IAG**") requests that an immediate trading halt be granted by the Australian Stock Exchange Limited ("**ASX**") with respect to its ordinary shares.

The trading halt is necessary as IAG has signed an agreement to acquire a leading UK motor underwriter and broker, Equity Insurance Group and will be undertaking an institutional placement. More details will follow shortly.

We request that the trading halt be in place for two trading days.

We are not aware of any reason why the trading halt should not be granted.

Should you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 9835.

Yours sincerely

Glenn Revell
Group Company Secretary
Insurance Australia Group Limited

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

1 December 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ADJUSTS EQUITY MARKET EXPOSURE**

Insurance Australia Group (IAG) today advises it has reduced its sensitivity to equity markets, following changes to its strategic asset allocation and investment strategy which have resulted in an increase in cash and fixed interest securities to about 55% of invested shareholders' funds.

The following table sets out the sensitivities last published as at 30 June 2006 and the current sensitivities:

Sensitivity on net profit before tax As at		30-Jun-06	30-Nov-06
	Change in assumption	A$m	A$m
Investment sensitivities			
Equity market values:			
Australian equities	+1%	12.1	6.8
Listed property trusts	+1%	0.8	0.7
International equities	+1%	4.6	1.8
Hedge funds	+1%	2.3	1.2
Interest rates:			
Investment returns			
	-1% or 100 bpts change in interest rates	197.6	211.1

The change in asset allocation reflects a combination of:

- The asset management team choosing to reduce the portfolio exposure to equities within the tolerances provided in the Group's various asset mandates;
- Recognition of increasing charges for equity holdings mooted by Standard & Poor's in recent pronouncements; and

- Reviewing the Group's asset allocation in conjunction with its earnings profile as the Group continues to expand its portfolio of business outside of Australia and New Zealand.

There has been no change to the asset allocation for the Group's technical reserves.

Yours sincerely

Glenn Revell
Group Company Secretary

Media		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	+61 411 014 126	**Telephone**	+61 2 9292 3169

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
GPO BOX 383
Sydney NSW 2001
iag.com.au

22 November 2006

Insurance Australia Group

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') - INVESTOR BRIEFING

IAG is holding an open briefing for investors this afternoon. The slides to be used in that briefing are attached for release to the market.

The briefing will be webcast live on IAG's corporate website, www.iag.com.au, and an archive will be available on the website from tomorrow.

Yours sincerely

Glenn Revell
Group Company Secretary

IAG
Insurance
Australia
Group

Investor Briefing

22 November 2006

Insurance Australia Group Limited
ABN 60 090 739 923

Operations CEOs all presenting (excluding Hastings)

IAG Insurance Australia Group

	Aust Personal Insurance	CGU	Business Partnerships	New Zealand	Asia
CEO:	*David Issa*	*Mario Pirone*	*Jacki Johnson*	*Nicholas Hawkins*	*Justin Breheny*
GWP(2):	$2,890m	$1,836m	$672m	$971m	$65m (2)
Brands:	NRMA Insurance SGIO SGIC RACV (1)	CGU NTI (1)	Swann Insurance CGU Mutual Community General Insurance (1) Business Partners	STATE NZI	NZI ALBA CAA

(1) Shared brands

(2) Distribution of FY06 reported GWP – for Asia this is only NZI & Safety for the period since control acquired

Agenda

Insurance Australia Group

• Introduction – Michael Hawker	1.30 – 1.40pm
• Personal Lines (direct) – David Issa	1.40 – 2.20pm
• Commercial Lines – Mario Pirone	2.20 – 3.00pm
• Business Partnerships – Jacki Johnson	3.00 – 3.40pm
• Break	3.40 – 4.00pm
• IAG New Zealand – Nicholas Hawkins	4.00 – 4.40pm
• IAG Asia – Justin Breheny	4.40 – 5.20pm
• Concluding remarks	5.20 – 5.30pm

IAG Insurance Australia Group

Personal Insurance

Investor Briefing

22 November 2006

David Issa

CEO, Personal Insurance

Insurance Australia Group Limited
ABN 60 090 739 923

Agenda

IAG Insurance Australia Group

- Overview of short-tail business
  - Overall approach
  - Context on price positioning
  - Marketing execution
  - Results
- Overview of long-tail
  - Approach
  - Results and ongoing objectives
- Wrap up and next steps

Focused strategy to strengthen business fundamentals

Insurance Australia Group

Maintain Group ROE of 1.5 X WACC (~15%)

- **Revenue growth**
  - Increase traffic flow through our distribution channels
  - Focus our front line on sales conversion
  - Increase retention
- **Improve productivity**
  - Focus our front line on sales conversion
  - Increase retention
  - Manage margins and maintain cost focus

State based approach recognises need for distinct strategic and tactical responses

IAG Insurance Australia Group



SGIO
WA
Grow Motor & Home
SA
SGIC
Penetrate customer segments and obtain added value
NRMA INSURANCE
QLD
Grow Motor & Home
NSW
NRMA INSURANCE
Penetrate customer segments and obtain added value
NRMA INSURANCE

Position – September 2006

- ☐ Maximise existing base and grow in selected profit pools
- ■ Growth – opportunity to act as a challenger
- ▨ Mixed – Opportunity in selected segments or channels

Leveraging a competitive price position to protect share - NSW at a five year best

Insurance Australia Group

- Ongoing strength of our insurance margin allowing us to maintain a competitive price position in the regions of NSW which exhibit the greatest potential.
- Has provided the platform for growth in targeted ABS regions.
- Competitive price position, supported by a comprehensive local area marketing campaign, has improved new policy sales by driving up sales calls and improving the quote conversion rate.

Marketing efforts focused on consistent, clear retail messages and greater visibility

- **Strong retail messages** emphasising features and benefits and reinforcing convenience, recognition, value for money and clarity
- **Use of simple tools to increase unprompted awareness** – for example, Emma character, music, common look and feel
- **Consistent master brand approach and local execution of marketing campaigns** to increase relevance of marketing messages to specific geographical areas and target segments
- Use of billboards and stronger placements on prime TV to **increase visibility of our brands and lift non customer predisposition**


"I saved heaps on my insurance. It was a massive surprise."
"NRMA Insurance was by far the best value for me."
"I saved over $200 on my car insurance with SGIO."
"My car insurance was at least $50 cheaper with NRMA Insurance."

Our advertising spend is more effective than it was last year

Insurance Australia Group

NSW Ad spend by competitors



Spend $'000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
11,905
9,280
5,358
2,390
10,170
9,996
4,835
2,316
April - Sept 05
April - Sept 06
NRMA
Competitor 1
Competitor 2
Competitor 3

In the last six months, NSW ad spend was $10.1m – almost 15% less than last year

A significant portion of our spend last year was in response to Care & Repair – aim was to protect brand – we have now recovered and our advertising is generating positive results

Source: Nielsen Research

Figures provided for relative comparison purposes based on estimates of agency discounts and do not necessarily convey actual spends

Marketing efforts, competitive pricing and focused front line sales management are delivering strong sales calls and conversion rates

Insurance Australia Group

Telephone business centres national sales calls


160,000
150,000
140,000
130,000
120,000
110,000
100,000
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Sales calls
Linear trend (sales calls)

National sales conversion rates for call centres


Sales Conversion Rate (%)
50%
48%
46%
44%
42%
40%
38%
36%
34%
32%
30%
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06

Solid renewal trends in our core NSW comprehensive car market

Insurance Australia Group

NSW Comprehensive car



Week ending
22/10/2006
96.0%
94.0%
92.0%
90.0%
88.0%
86.0%
84.0%
82.0%
80.0%
Weekly Renewal Rate
16-Oct-05
30-Oct-05
13-Nov-05
27-Nov-05
11-Dec-05
25-Dec-05
08-Jan-06
22-Jan-06
05-Feb-06
19-Feb-06
05-Mar-06
19-Mar-06
02-Apr-06
16-Apr-06
30-Apr-06
14-May-06
28-May-06
11-Jun-06
25-Jun-06
09-Jul-06
23-Jul-06
06-Aug-06
20-Aug-06
03-Sep-06
17-Sep-06
01-Oct-06
15-Oct-06
Week due (Week ending)
Raw Due Renewal Rate
Impact of Adjustment Factor

Due date basis for renewal rates (adjustment factors shown are for late payments)

New business volumes also up for NSW comprehensive car

Insurance Australia Group

Comprehensive car new business volume vs SPLY



20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06
NSW Comprehensive car

NSW home insurance also sustaining high renewal rates

Insurance Australia Group

NSW Home



Week ending
22/10/2006
95.0%
94.0%
93.0%
92.0%
91.0%
90.0%
89.0%
88.0%
87.0%
86.0%
85.0%
Weekly Renewal Rate
16-Oct-05
30-Oct-05
13-Nov-05
27-Nov-05
11-Dec-05
25-Dec-05
08-Jan-06
22-Jan-06
05-Feb-06
19-Feb-06
05-Mar-06
19-Mar-06
02-Apr-06
16-Apr-06
30-Apr-06
14-May-06
28-May-06
11-Jun-06
25-Jun-06
09-Jul-06
23-Jul-06
06-Aug-06
20-Aug-06
03-Sep-06
17-Sep-06
01-Oct-06
15-Oct-06
Week due (Week ending)
Raw Due Renewal Rate
Impact of Adjustment Factor

Due date basis for renewal rates (adjustment factors shown are for late payments)

New business volumes also up for NSW home insurance

Insurance Australia Group

Home new business volume vs SPLY Home (Building, Con't & Hpac x 2)



25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
NSW Home

NRMA status as #1 brand in the NSW market remains unchallenged

NRMA Insurance Brand Health



60
50
40
30
20
10
0
B'mark
Sep-Dec '02
Jan-Mar '03
Apr-Jun '03
Jul-Sep '03
Oct-Dec '03
Jan-Mar '04
Apr-Jun '04
Jul-Sep '04
Oct-Dec '04
Jan-Mar '05
Apr-Jun '05
Jul-Sep '05
Oct-Dec '05
Jan-Mar '06
Apr-Jun '06
Jul-Sep '06
Competitor 1
Competitor 4
Competitor 6
Competitor 3
NRMA Insurance
Competitor 8
Competitor 7
The gap between NRMA and 2nd placed player is also greater than it has been since Apr-Jun05 (at 11pts)

Source: Dangar Research

Record high results for non-customer predisposition towards NRMA in NSW

Insurance Australia Group



60
55
50
45
40
35
30
%
46
46
50
47
50
48
48
45
42
48
45
34
41
43
41
53
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Non Customer Predisposition

Source: Dangar Research

Solid trends also evident in other States

IAG Insurance Australia Group

Western Australia

- Strong level of new sales as a result of competitive price position, introduction of targeted price reductions and success of testimonials and female drivers marketing campaigns



WA
SGIO
SA
SGIC
QLD
NRMA INSURANCE
NSW

Queensland

- Strong growth off the back of ongoing targeted strategy
- New business volume above budget
- Renewal business tracking well
- New business/up-sell/cross-sell conversion rates all tracking above expectations

South Australia

- Stable business generating strong profits
- Targeted female drivers campaigns attracting new business

Victoria

- Working closely with RACV to create the same momentum as in NSW

PIF growth has been particularly strong in Queensland and Western Australia

Insurance Australia Group

Motor and Home policies in force trends



Policies in force - QLD
PIF
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06



Policies in force - WA
PIF
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06

On the cost side we are reinvigorating our supply chain and cost base

Insurance Australia Group

- Implement motor initiatives to improve performance of our preferred smash repairer network
  - Issues with repairers last year led to increased average claims costs
  - Average claims size is in the line with the industry (ISA data)
- Lead indicators showing a reduction in average collision costs for repairers in NSW
- Continue to have a significant relative advantage to industry frequency
  - Sophisticated portfolio management provides better risk selection
- Improving interaction with customer at time of claim
- Continuing community and industry initiatives – it's just good business

We have also strengthened relationships with our repairer network and the MTA

IAG
Insurance
Australia
Group

- Stable network of quality repairers – 908 nationally
- Working with repairers and the MTA NSW to find solutions to industry issues such as skills shortage
  - Jumpstart programme offering apprenticeships
  - Since 2001, contributed $6m to fund over 600 apprenticeships
  - Committed to further initiatives

Insurance
Australia
Group

Overview of long-tail

Insurance Australia Group Limited
ABN 60 090 739 923

Strategy for NSW CTP is to achieve growth while managing margins

IAG Insurance Australia Group

- Current PIF market share at 36.4%[1], down from 38%[1] six months ago
  - Seasonality
  - Aggressive campaigning by competitors
- Aim to return to the 38%[1] this financial year through:
  - More sophisticated portfolio management and alignment to our direct motor books
  - Relationship with NRMA Motoring & Services
  - Growth through Swann dealer network and CGU fleet
- Maintaining current competitive price position while still pricing for risk
- On the cost side, better claims practices and processes are contributing to strengthening the profitability of our book

[1] *Share of registrations*

We have been improving our profitability by reducing our exposure to under 25's...

Insurance Australia Group

NRMA NSW CTP % of policies sold to under 25 year olds



12.0%
11.5%
11.0%
10.5%
10.0%
9.5%
9.0%
8.5%
8.0%
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06

...and improving mix of vehicle age, now with 50% of our book in post '97 vehicles

Insurance Australia Group

NRMA NSW CTP % of policies sold by age of vehicle



60%
50%
40%
30%
20%
10%
0%
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Pre 1981
1981-1997
Post 1997

As a result, CTP is developing into a better quality portfolio

IAG Insurance Australia Group

- Combination of reduced exposure to under 25's and improving mix of vehicle age have translated into lower claims frequencies
- Our frequencies have reduced significantly since September 2005
- Data indicates our frequency is well below the rest of the industry

Summary

IAG Insurance Australia Group

- We are seeing the success of the 'back to basics' strategic direction we've defined in the last eight months through financial results and lead business indicators
- While we have some growth challenges in NSW CTP, we have a better quality book
- Results to date give us confidence that our strategy is right - we will therefore keep doing what we're doing…
- …and we'll intensify our efforts if Suncorp's takeover of Promina goes ahead

IAG
Insurance
Australia
Group

Questions

IAG
Insurance
Australia
Group

CGU Insurance

Investor Briefing

22 November 2006

Mario Pirone

CEO, CGU Insurance

Insurance Australia Group Limited
ABN 60 090 739 923

Presentation outline

Insurance Australia Group

- Overview of the CGU business
- Market cycle
- Key industry trends
- Business strategy

Overview of the CGU business

Insurance Australia Group

Over $1.8 billion GWP
- $1.3 billion commercial
- $237 million workers compensation (risk)
- $298 million personal lines[1]

Main product suite
- Property (Fire & ISR)
- Motor: fleet, commercial and farm
- Public and products liability, professional indemnity, D&O
- Workers' compensation (risk)
- Construction/engineering
- Home and private motor

Distribution
- International and national brokers
- SME and middle market brokers
- Regional & rural brokers and authorised representatives

Portfolio management

Lead indicators are used to monitor portfolio profitability
- Rating strength reports
- Rate monitoring reports
- Policy volume variance reports

Claims
- Customer-centric multi-skilled local teams
- Dedicated claims units for specialised products

[1]Managed by CGU, but reported under Australian Personal Lines

Portfolio snapshot

Diversity across insurance classes and states provides earnings stability

% Commercial lines GWP by product (1)


100%
80%
60%
40%
20%
0%
Industry
CGU
Marine & Aviation
Workers' Compensation
Professional Indemnity
Other Accident (2)
Commercial Liability
Public & Product Liability
Fire & ISR

% Commercial lines GWP by State (1)


100%
80%
60%
40%
20%
0%
Industry
CGU
Other (3)
NT
TAS
SA
QLD
WA
VIC
NSW/ACT

Portfolio characteristics

- Strong SME focus largely through package policies - high retention and low volatility
- Market leading rural portfolio - both in specialist rural products and general commercial/ personal business
- Strong workers' compensation market share in risk states
- Strong share of professional indemnity in target SME segment
- Overweight: Victoria and WA
  Underweight: NSW and QLD

(1) *Source: APRA Half Yearly General Insurance Bulletin June 2005 – CGU data relates to year ending 30 June 2005*
(2) *Other Accident includes: Personal Accident, Strata, Crop, Commercial Householders, Commercial Accident and any other policies not specified above.*
(3) *Other states includes CGU joint ventures where premium not split by state.*

Distribution approach

Insurance Australia Group

Mario Pirone CEO

- **Distribution**
- **Product & Underwriting**
- **Claims**
- **Services** — Operations, Human Resources, Strategy, Communication

Corporate →
- Distributes via international and national broker network
- Key competitors: QBE, Vero, ACE, Chubb and AIG

Commercial →
- Distributes via metropolitan broker network
- Key competitors: QBE, Allianz, Vero and Zurich

Regional & Rural →
- Distributes via regional and rural network of brokers / authorised representatives
- Key competitors: EIL, QBE, Allianz, FMG, WFI

Special Markets →
- Niche business units distribute specialised insurance products through brokers
- Key competitors: QBE, Allianz, Vero and Chubb

Special Markets:
- Workers' compensation
- Professional risks
- Home warranty
- Marine
- Retail business insurance
- Premium funding

Managing portfolio health

Insurance Australia Group


+30%
0%
-30%
0.75
1.00
1.25
Annual Volume Growth
Rating Strength (Current)
High risk
Stressed position
Top line challenges

High risk
- Review portfolio performance and implement remedial pricing
- Review risk selection criteria

Stressed position
- Strategic review of portfolio - understand reasons behind under-performance
- Explore remedial pricing, changes to risk selection and policy coverage
- Exit unsustainable business

Top line challenges
- Identify factors limiting growth
- Work with intermediaries to identify opportunities
- Consider more competitive position to drive growth

Preferred position
- Ongoing portfolio monitoring
- Incremental pricing adjustments to maintain leadership position
- Identify opportunities for further growth

Claims

IAG Insurance Australia Group

Value proposition	Delivery
Understand intermediaries' needs and help them grow	• Dedicated teams servicing each intermediary • Local claims service • 24/7 claims support • Access to senior claims decision makers
Flexible claims solutions for customers	• Procurement models • Flexible contact (face to face, phone, email, web) • Empower intermediaries to take action on claims
Technical expertise and claims support	• Technical experts advise on complex claims • Leverage suppliers' technology and capabilities • Technical training – CGU Academy
Reducing claims duration and associated costs	• Web-enabled claims tracking systems for intermediaries • 'First and final' one-touch settlement • Deepening relationships with key suppliers to drive greater value and reduce costs

Market feedback

Voted No.1 overall for claims (by product class) by both Major and Middle Market Brokers – JP 2005 General Insurance Survey

"(Clients) are now insisting I place their covers with CGU, regardless of price..." Northern Insurance & Finance Brokers, October 2006

"... there has been a dramatic improvement in the (CGU) claim service." Austbrokers member, November 2006

"I would suggest that CGU claims handling is far above your competitors." Capital Insurance Brokers, September 2006

Market cycle

Conditions will remain challenging for the next 12 months

Insurance Australia Group

Commercial lines premium movements
Changes in premium rates (%) – based on JP Morgan General Insurance surveys



'94 – '98: Irrational pricing by Insurers
HIH a rogue player
'99 – '02: Increased pricing model sophistication
Abnormal levels of large losses
Industry consolidation
HIH collapse
'03 – '05: Technical correction to overheated prices in 2002
New market entrants, particularly US insurers
Tort law reforms
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
Commercial Motor
Public & Product Liability
Fire & ISR
Professional Indemnity

Product trends

Property – continued pressure on premiums. Deductibles and policy conditions are currently not substantially impacted.

Liability – highly competitive across most market segments including professional indemnity.

Workers' compensation – ongoing competition placing downward pressure on premiums. Reduction in recommended rates in WA due to improving scheme trends.

Construction / engineering – generally competitive market, although competition at the top end of the market, such as major infrastructure projects, is driven by capacity.

Key industry trends


Consolidation
Corporate insurers expanding focus to include affinity, middle market and SME business
Insurer consolidation
Insurers purchasing brokers / underwriting agencies
Australian Market
Corporate / top end
Middle Market / SME
Niche / 'Hard to place' risks
Increased competition from offshore players
Major companies increasingly exploring alternatives to insurance
Broker consolidation
Broker purchasing underwriting agencies and ARs
Niche underwriting agencies broadening their focus to the general market

SME business is less exposed to these forces and offers greater distribution diversity

CGU's 'First Choice' strategy

Insurance Australia Group

No. 1 in SME / Regional / Brokered Personal Lines

These markets have reduced volatility and will produce more stable earnings over the cycle. They also enable CGU to utilise its strong distribution network.

No. 1 Employer of Choice

A culture which develops capability, career opportunities and empowers employees is key to attracting and retaining talent in the commercial insurance industry.

Leader in Technology

Commercial insurance is a wholesale market and many B2B transactions are conducted electronically. Insurers with robust ebusiness solutions will improve broker margins and gain a competitive advantage.



No 1 Customer Focussed Commercial Insurer in Australia
• No 1 SME/Regional/Brokered Personal Lines • Top 3 in all other Markets • No 1 in Claims • Leader in Innovative Solutions • Leader in Technology • No 1 Employer of Choice

Top 3 in all other markets

Scale needed to generate return on investment in technology, systems and technical capability. Best risks are marketed to insurers with sufficient critical mass to adequately service the account.

No. 1 in claims

Key service differentiator and drives buying decisions.

Leader in innovative solutions

Creating a point of difference through creatively tailoring solutions for brokers.

Summary

IAG Insurance Australia Group

- The current environment is challenging, placing pressure on margins
- As the market remains soft, we'll maintain our pricing discipline to reduce the likelihood of writing unprofitable risks
- We're adopting a proactive, strategic approach to managing our business in the context of the current soft market
- Our strategies will position CGU to take advantage of the hardening market when it arrives

IAG
Insurance
Australia
Group

Questions

IAG
Insurance
Australia
Group

Business Partnerships

Investor Briefing

22 November 2006

Jacki Johnson

CEO, Business Partnerships

Insurance Australia Group Limited
ABN 60 090 739 923

Business Partnerships



Jacki Johnson
CEO
Risk management services
Third party distribution
National employer services
NSW workers' compensation
Victoria workers' compensation
Safety and risk consultancy
Financial institutions & affinity groups
Motor dealers & motor manufacturers

IAG Insurance Australia Group

Strategic framework 2006 - 2011

Insurance Australia Group



Sustainable
profit growth
Mutually beneficial partnerships focussed on
short-tail general insurance and fee-based business
Building and strengthening partnerships
Grow tight
Opportunity management
+
responding to
market changes
People and values
Intellectual property and technology
Customer focus

Business Partnerships overview

Insurance Australia Group

Customers

- 145,000 employers (30% through brokers)
- 200 financial institutions
- 1,300 motor dealers (includes motorcycle)

Employees 1,759 headcount

Distribution financial institutions, motor dealers, manufacturers, direct, employer groups, brokers

Insurance products home, motor, travel, consumer credit, motor warranty, gap insurance

Services workers' compensation claims and policy management and Safety & Risk consultancy

Market share

- 30.5% Vic workers' compensation
- 20% NSW workers' compensation
- 40% FI distribution channel
- 40% of consumer credit insurance market

Competitive advantage

- Relationships - long standing and high degree of trust
- Swann's distribution system, experience

Current strategic focus

Grow tight

- Ensure NSW workers' compensation and financial institutions (FI) distribution improve financial performance while Swann & Victorian workers' compensation maintain performance – all meeting EVA targets
- Disciplined underwriting and pricing, drive efficiencies through technology
- Improve penetration of distributors' customer base
- Tighter account management focused on strategic significant profitable relationships

Opportunity management & responding to market changes

- Grow fee-based businesses

Business unit size and composition

Insurance Australia Group

Risk Management Service Income FY06 $124m


VIC WC, 46%
SA WC, 8%
Other, 3%
NSW WC, 43%

- NSW and Victorian w/comp contracts renewed in 2005 and 2006, respectively
- SA w/comp contract ceased 30 June 2006
- Fees consist of base fees, performance fees and longer-term scheme performance fees
- 'Other' includes safety and self insurance claims consultancy

Third Party Distribution GWP FY06 $672m


Motor 35%
Niche 3%
Landlords 6%
Credit Products 16%
Home 35%
Warranty 5%

- Premiums are primarily motor (including motorcycle) and home
- Consumer credit and warranty are distributed by Swann
- Landlords and motorcycle insurance are growth areas

Business unit size and composition

Third Party Distribution GWP by Channel FY06 $672m



Dealer 26%
Direct 12%
FI 62%

Third Party Distribution GWP by State FY06 $672m



SA 20%
QLD 18%
TAS 2%
NT 0%
Head Office 1%
NZ 1%
NSWACT 24%
VIC 26%
WA 8%

- Primarily distributed by financial institutions and motor dealers
- Financial institutions generate 62% of GWP
- Business is geographically diversified
- NZ business is from a Swann branch established some years ago - now managed by IAG NZ operations

Environmental analysis

IAG Insurance Australia Group

Key trends	• Consolidation of FIs and motor dealers • New entrants (including non insurers) • Change in lending behaviour and consumer spending trends
Customers	• Consumer borrowing habits changing • Fuel pricing impacting vehicle choices • National employers are seeking consistency
Regulatory framework	• Increased complexity • Private underwriting in NSW w/comp remains on the landscape • Government debate surrounding OH&S and w/comp
Competitor activity	• New entrants - including non-insurers - in all our markets • Focus on new products and distribution methods
Value chain	• Mutually beneficial partnerships – working together to meet customer needs

CGU - leader in workers' compensation

2005 market share

Northern Territory

#	Underwriter	MS
1	Allianz	34
2	TIO	32
3	**CGU**	**17**
4	QBE	17

Western Australia

#	Underwriter	MS
1	**CGU**	**25**
2	QBE	20
3	Allianz	19
4	GIO	19



Government U/W and Managed Schemes

Insurer Underwritten Schemes – Risk Based States

Govt. U/W & Insurer Managed Schemes

NSW

#	Operator	MS
1	**CGU**	**23**
2	Allianz	23
3	QBE	21
4	GIO	19

ACT

#	Underwriter	MS
1	Allianz	24
2	**CGU**	**19**
3	QBE	18
4	GIO	16

Tasmania

#	Underwriter	MS
1	Allianz	28
2	**CGU**	**24**
3	QBE	19
4	GIO	8

Victoria

#	Operator	MS
1	**CGU**	**33**
2	Allianz	19
3	QBE	17
4	Cambridge	14

Data Sources
- *APRA – Yearly Insurance Statistics 2005*
- *White Room Associates analysis*
- *JP Morgan/Deloitte General Insurance Survey 2005*
- *Annual Yearbook WorkCover Authorities NSW & Vic 2005*
- *CGU Internal analysis*

Customer snapshot – Victoria

Improving the customer experience

VWA 2005/06 injured worker composite index by agent



Mean Satisfaction
9
7
5
3
1
7.16
6.64
7.3
6.89
6.9
7.12
Scheme 7.05
1
2
3
CGU
4
5
6

VWA 2005/06 employer overall satisfaction by agent



Percent Satisfied
100%
80%
60%
84.4%
83.3%
85.5%
76.8%
76.8%
82.7%
78.2%
Scheme 83.5%
1
2
3
CGU
4
5
6
7

This has been achieved by focussing on '**Customer First**' - improving employee engagement, responsive and reliable service supported by simplified processes

CGU injured worker and employer satisfaction (%)



Percent Satisfied
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
63.4%
70.0%
59.7%
76.1%
56.4%
74.0%
71.50%
85.5%
2002/03
2003/04
2004/05
2005/06
Year
Injured Worker
Employer

Customer snapshot

Why do customers purchase through a financial institution?

National and regional partner brand strength	**Building Society:** "...sees itself as a Financial Services provider and home and contents insurance is a product that should be made under the offering."
Alignment and convenience - loan to insurance	**Industry Credit Union:** "Insurance is an important part of offering a broad range of financial services, added value to members."
Product and price	**Large Credit Union:** "Added benefit of being able to better meet their member's needs, provided they are able to offer a competitive product at a competitive price."
Insurer - market reputation and experience	**Credit Union:** "...key reason for continuing the partnership (with CGU) was the strength of the IAG network due to the substantial resources available to CGU and the associated prestige."

Insurance Australia Group

Source: Research - Woolcott CGU Business Partner Study Sep05 – Interview based across major partners.

Customer snapshot

Why do financial institutions sell general insurance?

Insurance Australia Group

Non-interest income	**Bank:** "… there has been more focus on insurance as a way to obtain non-interest income and spread the sources of income."
Customer retention – additional product	**Regional bank**: "View insurance as an important part of their product suite, giving them the ability to provide the full gamut of financial solutions to their customers."
Customer retention - stickiness	**Bank:** "… it is harder for customers to leave if they have more products with you and so offering insurance is about becoming a one-stop-shop."
Obligation to protect	**Credit union:** "Our overall objective is to be a full financial companion, offering loans, and making sure their wealth and security needs are looked after."

Source: Research - Woolcott CGU Business Partner Study Sep05 – Interview based across major partners.

Key partnership opportunity

Increase penetration into the six banking institutions

Home - Policy penetration of major FI's into Customer Base



FI customer base
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
-1,000,000
167
Banks
94
49
37
18
20
26
Credit Unions
13
15
15
37
Insurance Policies '000
-5%
0%
5%
10%
15%
20%
25%
30%
Penetration into member/customer base

Source: IAG data and Partner estimates of membership base. Data as at 30/6/06.

Customer snapshot

Motor dealer and motorcycle channel

IAG Insurance Australia Group

Event driven sales model


Swann
Motorcycle
Motor vehicle
Credit protection

Selling processes are specialised and are integrated with events

Motorcycle:

- Change of ownership
- Financing
- Purchase protection

Motor vehicle:

- Change of ownership
- Financing
- Purchase protection

Credit protection:

- Debt creation time
- Financing
- Lifestyle protection

Business partnerships - longer term

Insurance Australia Group

Key opportunities:

- Consolidation of financial institutions
- Consolidation of motor dealers
- Potential privatisation of NSW workers' compensation
- Building long-term capability in personal injury management
- Technology
- National workers' compensation harmonisation


Sustainable profit growth
Mutually beneficial partnerships focussed on short tail general insurance and fee-based business
Building and strengthening partnerships
Grow tight
Opportunity management + responding to market changes
People and values
Intellectual property and technology
Customer focus

Insurance Australia Group

Questions

Insurance
Australia
Group

IAG New Zealand Limited

Investor Briefing

22 November 2006

Nicholas Hawkins

CEO, IAG New Zealand Limited

Insurance Australia Group Limited
ABN 60 090 739 923

IAG NZ history

Insurance Australia Group

- **2000**
- **2001** – Acquisition of State Insurance
- **2002**
- **2003** – Acquisition of New Zealand Insurance (NZI)
  - Integration of State and NZI into one company
- **2004** – Acquisition of 50.1% of Mike Henry Travel Insurance
- **2005** – Establishment of Swann NZ Limited
  - Acquisition of
    - National Auto Club
    - Clipper Club
- **2006** – Acquisition of
  - DriveRight NZ
  - Remaining 49.9% of Mike Henry Travel
- **2007 ...**

Our family of brands

IAG Insurance Australia Group

IAG NEW ZEALAND

Channel	Direct		Business Partners	Broker
Personal	STATE	NZI	ASB; Bank of New Zealand; BankDirect; psis; HSBC The world's local bank; DriveRight; Westpac; MIKE HENRY TRAVEL INSURANCE SPECIALISTS; thewarehouse	NZI; nac INSURANCE; NZI MARINE
Commercial	STATE		ASB; Bank of New Zealand; Westpac; amu; MIKE HENRY TRAVEL INSURANCE SPECIALISTS	NZI; nac INSURANCE; NZI MARINE; National Transport Insurance

Business by distribution and product

IAG Insurance Australia Group



17%
37%
46%
■ State
□ NZI
□ Business Partners



5%
4%
12%
12%
15%
18%
6%
28%
■ Home owners
□ Home content
□ Private motor vehicle
■ Material damage/business interruption
■ Commercial motor vehicle
■ Liability
□ Other commercial

We are the largest insurer in NZ



GWP - $(m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
41.1%
30.0%
Total Personal Lines
Total Commercial Lines
IAG NZ
Total Market

Source: ICNZ – June 2006

Financials

Insurance Australia Group

Expense ratio



30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
11.0%
15.7%
9.5%
15.2%
10.0%
16.2%
9.1%
17.2%
10.3%
15.4%
9.5%
16.7%
1H05
2H05
1H06
2H06
FY05
FY06

Loss ratio



80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
60.9%
64.5%
58.2%
66.9%
62.7%
62.3%
1H05
2H05
1H06
2H06
FY05
FY06

Combined ratio



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
87.6%
89.2%
84.4%
93.2%
88.4%
88.6%
1H05
2H05
1H06
2H06
FY05
FY06

Insurance margin (before tax)



20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
15.1%
13.9%
18.6%
9.8%
14.4%
14.5%
1H05
2H05
1H06
2H06
FY05
FY06

Insurance cycle relationship to the NZ Economy

IAG Insurance Australia Group

Historically, GWP growth has been in sync with but more volatile than GDP growth



15%
10
5
0
-5
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Premium growth (dashed blue line)
CAGR (10 years) 5.4%
Nominal GDP growth (grey line)
CAGR (10 years) 5.3%

Source: ICNZ reports; Stats NZ GDP data

GWP trends in NZD

Insurance Australia Group



NZ$m
1,200
1,000
800
600
400
200
0
537
546
536
551
1,082
1,087
Half-year ended Dec 04
Half-year ended Jun 05
Half-year ended Dec 05
Half-year ended Jun 06
Full-year ended Jun 05
Full-year ended Jun 06

Key areas of focus over next 12 – 24 months

Insurance Australia Group

NZI	1. Continue to build capability and capacity (eg: liability) 2. Leverage technology innovation to reduce duplication and costs
State	1. New system implementation to drive out costs and enhance pricing sophistication to improve underwriting result 2. Grow Commercial Direct business 3. Introduction of virtual national sales centre model
Bus Partners	1. Build scale in travel, consumer credit and extended warranty

IAG
Insurance
Australia
Group

Questions

IAG
Insurance
Australia
Group

Asia

Investor Briefing

22 November 2006

Justin Breheny

CEO, Asia

Insurance Australia Group Limited
ABN 60 090 739 923

Presentation outline

IAG
Insurance Australia Group

- Why Asia?
- Where are we now?
- Our strategy

The Asian insurance market characteristics represent a major source of growth for IAG

Market size, growth & penetration 2005 Non-Life



25
20
15
10
5
0
2005 GWP Growth %
"Emerging Markets"
India
China
Thailand
Malaysia
"Developing Markets"
Australia
"Mature Markets"
Mkt Size
0
1
2
3
4
2005 Insurance Penetration: Premiums as % of GDP

Insurance premium per capita 2005 Non-Life



1,400
1,200
1,000
800
600
400
200
0
Insurance Density: Premiums Per Capita ($US)
1,203
95.3
44.4
15.8
4.4
Australia
Thailand
India

Source: Swiss Re Sigma Report, 2005

Thailand: fragmented market with very strong growth

Insurance Australia Group

Total registered vehicles - Private


Vehicles (Million)
4
3.5
3
2.5
2
1.5
1
0.5
0
CAGR 10.3%
2.3
2.7
2.9
3.2
3.4
2001
2002
2003
2004
2005

Gross written premium – Non-life


GWP $US (Millions)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
CAGR 23.3%
1,239
1,454
1,711
2,578
2,860
2001
2002
2003
2004
2005

Source: Swiss Re Sigma Report, 2005; EIU; BMI; all years are December year end.

Key market characteristics

- US$2.9bn non life market
- Four year non life CAGR = 23.3%
- Market share of top 5 = 37%
- Market pricing heavily regulated – most lines subject to tariff regulations and regulators establishing optimal pricing measures
- High promotion/marketing campaign has created double-digit industry growth in the last five years
- Agency remains the main mode of distribution (438,237 agents)

Macro	
Population (million 2006 F)	65
GDP per head 2006 F (US $)	3,070
GDP growth (% 2007 F)	4.8%
Insurance penetration (Premiums as % of GDP)	1.82
Forecast premium CAGR (05-10)	14%

Malaysia: solid 10% growth and low penetration

Insurance Australia Group

Total registered vehicles - private



Vehicles (Million)
7
6
5
4
3
2
1
0
CAGR 7.9%
4.6
5
5.5
5.9
6.2
2001
2002
2003
2004
2005

Gross written premium – non life



GWP $US (Millions)
3,000
2,500
2,000
1,500
1,000
500
0
CAGR 9.6%
1,685
1,960
2,154
2,245
2,432
2001
2002
2003
2004
2005

Source: Swiss Re Sigma Report, 2005; EIU; BMI; all years are December year end.

Key market characteristics
• US$2.4bn non life market • Four year non life CAGR = 9.6%, slightly outpacing new car sales at 8% • Non-life industry COR = 92.3% • Market share of top 5 = 37% • Progressive regulator moving to strengthen capital requirements and free up pricing • Agency remains the key mode of distribution in non-life insurance, however bancassurance is becoming more important particularly on the back of car financing

Macro	
Population (million 2006 F)	24
GDP per head 2006 F (US $)	5,590
GDP growth (% 2007 F)	5.5%
Insurance penetration (Premiums as % of GDP)	1.92
Forecast premium CAGR (05-10)	13%

China: huge market with strong growth and outlook

Insurance Australia Group

Total registered vehicles - Private



Vehicles (Million)
12
10
8
6
4
2
0
CAGR 30.4%
3.7
4.7
6.2
8.5
10.7
2000
2001
2002
2003
2004

Gross written premium – Non-life



GWP $US (Millions)
25
20
15
10
5
0
CAGR 19.9%
9.9
11.8
14.5
17.7
20.5
2001
2002
2003
2004
2005

Source: Swiss Re Sigma Report, 2005; EIU; China Statistical Yearbook; BMI; all years are December year end.

Key market characteristics
• US$20.5bn non life market • Four year non life CAGR = 19.9% • Market share of top 5 = 82% • Emergence of "tier 2" players capturing share of market leaders • China is a large, high growth, market fuelled by a rising middle class and economic development. –Estimated there will be 180 million 'middle class' households by 2010

Macro	
Population (million 2006 F)	1,315
GDP per head (US $)	2,000
GDP growth (% 2007 F)	9.8%
Insurance penetration (Premiums as % of GDP)	0.92
Forecast premium CAGR (05-10)	21%

India: strong growth & new players growing rapidly

Insurance Australia Group

Total registered vehicles – Private & Taxi



Vehicles (Million)
12
10
8
6
4
2
0
CAGR 11.9%
6.1
7.1
7.6
8.6
9.6
2000
2001
2002
2003
2004
Estimate

Gross Written Premium – Non Life



GWP $US (Millions)
6
5
4
3
2
1
0
CAGR 17.2%
2.6
3.1
3.7
4.1
4.9
2001
2002
2003
2004
2005

Source: Swiss Re Sigma Report, 2005; EIU; Indian Dept of Road Transport & Highways; BMI; all years are December year end.

Key market characteristics

- US$4.9bn non life market
- Four year non life CAGR = 17.2%
- Market share of top 4 = 67% as at June 2006 (down from 91% in 2003)
- Rational market with just 12 players
- All tariffs to be removed in January 2007
- Private sector market share has increased rapidly; currently estimated 33%
- Foreign JV's launching a range of new products in non tariff markets

Macro	
Population (million 2006 F)	1,100
GDP per head 2006 F (US $)	770
GDP growth (% 2007 F)	7.4%
Insurance penetration (Premiums as % of GDP)	0.61
Forecast premium CAGR (05-10)	18%

Presentation outline

Insurance Australia Group

- Why Asia?
- Where are we now?
- Our strategy

We are executing our strategy with positions in Thailand, Malaysia and China

Insurance Australia Group

Asia 2006...

- Platform in place
  - AmAssurance
  - Safety Insurance and NZI Thailand
  - MOU with CPIC[1]
  - Alba
- Earnings accretive and delivering shareholder value
  - Positive contribution to FY06 profits from Safety Insurance and AmAssurance
  - Acquired businesses EPS accretive in FY07
- Leveraging IAG capabilities
  - Focus on capability transfer and synergy benefits from Thai business
  - AmAssurance capability transfer programme
- Improving economics through reinsurance
  - Efficiency benefits of Labuan Re & Alba
  - U/W commenced for AmAssurance and Thailand
- We now have a dedicated Asian business unit, with team members located throughout Asia



太保网
ALBA
AmAssurance

[1] The process to acquire 24.9% of CPPI is still in progress

Strong growth with improving profitability and returns

Safety Insurance

IAG Insurance Australia

Operations overview

- Organisation
  - Primarily focused on motor insurance (79% of GWP)
  - Lowest cost provider of insurance in the market
  - Regarded as the leader in technology and human capital
  - 21 branch footprint with another 3 under development
  - 600 personnel
- Market share - 4th largest non life insurer with 3.77% market share

Product mix



Fire
1%
Other
18%
Marine
2%
Motor
79%

Distribution



Intl broker
14%
Branch
28%
Local broker
19%
Tied agents
20%
Finance
19%

(1) *Basis of preparation is Thai GAAP*

Financials (1)

Safety Insurance (Baht m)	Y/E 30/6/2004	Y/E 30/06/2005	Y/E 30/06/2006
GWP	**2,660**	**2,738**	**3,372**
Net Earned Premium	2,231	2,515	2,901
Claims Incurred	1,448	1,482	1,735
Commission	296	420	311
Operating Expenses	488	574	796
U/W Result	**1**	**38**	**59**
Investment Income	144	121	140
NPBT	**145**	**159**	**199**
Loss Ratio	64.9%	59.0%	59.8%
Expense Ratio	35.1%	39.5%	38.2%
Combined Ratio	**100.0%**	**98.5%**	**98.0%**
GWP Growth (%)		2.9%	23.1%
Net Assets	1,304,506	1,416,704	1,429,363
Return on Avg Net Assets	8.3%	8.4%	10.4%
Investment Yields	6.0%	4.7%	5.2%

- Good improvement in profitability on the back of a lower combined ratio whilst achieving good GWP growth
- Safety remains well capitalised allowing scope for future growth
- Slow down in GWP growth in FY05 was deliberate to focus on more profitable business and offset by slightly lower reinsurance

Poised for growth from profitable base

Operations overview

- Organisation
  - Primarily focused on commercial business and SME niche affinity / personal lines
  - Seeking to maximise net and reduce volatility by reducing risk via reinsurance on some large infrastructure projects
  - Main competitors international insurers (eg AIG, ACE)
  - 130 personnel
- Market share - 1.34% share of non life market

Product mix



Marine 8%
Motor 9%
Property 33%
Engineering 24%
Accident 26%

Distribution



Other 21%
Broker facilities 10%
International broker 46%
Local broker 10%
Affinity 13%

Financials (1)

NZI Thailand (Baht m)	Y/E 30/6/2004	Y/E 30/06/2005	Y/E 30/06/2006
GWP	**1,019**	**1,042**	**1,107**
Net Earned Premium	**328**	317	311
Claims Incurred	**126**	129	143
Commission	**(23)**	(67)	(44)
Operating Expenses	**143**	190	170
U/W Result	**82**	**65**	**42**
Investment Income	**20**	21	24
NPBT	**102**	**86**	**66**
Loss Ratio	**38.4%**	40.7%	46.1%
Expense Ratio	**36.6%**	38.8%	40.4%
Combined Ratio	**75.0%**	**79.5%**	**86.5%**
GWP Growth (%)		2.2%	6.3%
Net Assets	325,870	351,905	366,973
Return on Avg Net Assets	23.4%	18.4%	13.6%
Investment Yields	3.7%	3.4%	4.7%

- Extensive use of reinsurance to reduce risk and thus NZI earns commission income from ceding premium to re-insurers
- Low premium growth reflects loss of some RSA global accounts
- Very strong insurance margins due to good risk selection

(1) *Basis of preparation is Thai GAAP*

Strong growth & low COR driving profitability & returns

Operations overview

- Organisation
  - Operates both Non-life and Life insurance business
  - Non-life insurance is primarily personal lines, with the portfolio skewed towards motor
  - Strong distribution through AmBank
  - 23 branch footprint
  - 924 personnel
- Market share - 5th largest non life insurer with 4% market share

Product mix



PA
5%
Other
9%
Fire
8%
Motor
78%

Distribution



Other
4%
Broker
19%
AmBank
28%
Dealers
24%
Tied Agents
28%

Financials (1)

AmAssurance (MYR m)	Y/E 31/3/2004	Y/E 31/3/2005	Y/E 31/3/2006
GWP	**326**	**390**	**438**
Net Earned Premium	207	287	370
Claims Incurred	130	193	233
Commission	30	34	41
Operating Expenses	39	50	63
U/W Result	**8**	**10**	**33**
Investment Income	16	21	23
Other Income	15		
NPBT	**39**	**31**	**56**
Loss Ratio	62.8%	67.2%	63.0%
Expense Ratio	33.3%	29.3%	28.1%
Combined Ratio	**96.1%**	**96.5%**	**91.1%**
GWP Growth (%)		19.6%	12.3%
Net Assets - GI	80,403	93,884	114,920
Return on Avg Net Assets	34.9%	23.8%	35.1%
Investment Yields	4.1%	4.8%	4.5%

- Very profitable insurance business driven by low combined ratio due to good risk selection/pricing and lower cost base
- GWP growth has slowed but remains well above system growth, largely due to very strong distribution through AmBank which is one of Malaysia's leading car financier

(1) Basis of preparation is Malaysia GAAP

Table of contents

Insurance Australia Group

IAG Asia is targeting a three fold increase in GWP over five years

IAG Asia five year GWP growth aspiration


X 3
①
②
③
④
Existing business
Leverage & grow existing businesses
Increase our share in existing markets
IAG value add: "The IAG way"
Total
Deliver acquisitions in new markets
Capture reinsurance benefits for the IAG group
Total with acquisitions & reinsurance benefits

(1) Existing business includes CPPI
(2) Based on economic interest not consolidated accounts

Our strategy focuses on four value drivers

Insurance Australia Group

1 Capture system growth

- ***Our existing businesses form the basis of our growth plans in the region - we will position these businesses to capture the favourable growth profile of the Asian market***

Summary of strategy

- Drive our Asian assets to capture system growth, capitalising on the regions favourable macro and industry characteristics
- Develop our existing businesses to capture new market opportunities (i.e. new products), distribution channels and customer segments
- Improve economics of underperforming portfolios and develop integrated country strategies to leverage all assets in a coordinated manner

Rationale

- Leveraging our capabilities in pricing, underwriting, relationship management and intermediary sales management, we can assist our businesses to capture market growth
- Our current businesses provide a platform to develop our Asia platform
  - Relationships with regulatory bodies
  - On the ground knowledge
  - Examples of successful capability transfer programs
  - Developing a management resource pool

Our strategy focuses on four value drivers

Insurance Australia Group

(2) Increase our share in existing markets

- ***We will work, subject to regulatory limits, to increase our ownership stake in existing businesses thus increasing our share of future value creation***
- ***We will work to add businesses to our existing operations, thus building scale in the markets in which we currently operate***

Summary of strategy

- Increase our share in existing business and markets to generate scale and potentially consolidate assets
- Look to increase our ownership stake in current businesses
  - CPPI 24.9% to 40%[1]
  - AmAssurance 30% to 49%
- Using our existing businesses as a manufacturing backbone we will investigate acquisitions within these markets
- Look to build scale and access markets through distribution plays that can leverage our underwriting capabilities in current Asian assets

Rationale

- Increasing stakes or adding businesses in existing markets are a known entity with more defined expectations/less risk
- Having on the ground knowledge allows us to create opportunities more easily
- There may be a number of distribution plays that can leverage the manufacturing capabilities of our current businesses
- As regulators move to tighten capital requirements, we believe there will be consolidation opportunities in many Asian markets

[1] The process to acquire 24.9% of CPPI is still in progress

Our strategy focuses on four value drivers

Insurance Australia Group

③ IAG value add: "The IAG way"

▸ ***We have developed "the IAG way" to driving value via capability transfer of skills such as improved underwriting & claims management and new products & distribution***

Summary of strategy

- Leveraging IAG distinct capabilities creates value in target organisations through capability transfer programs
- Focus our resources on driving improvements in Asian assets in high priority areas such as:
  - Risk rating & selection
  - Pricing
  - Claims management
  - Asset management
  - Capital management
  - Risk management and governance
  - Product development
  - Key distribution channel development

Rationale

- Our Asian businesses are lagging in some of IAG's core capabilities in areas such as risk rating & selection, reinsurance, asset management, intermediary management and supply chain management
- Significant value can be created through the transfer of capability in a prioritised and coordinated manner

Proven capability of IAG to "unlock value" in Asia from underwriting...

IAG Insurance Australia Group

CASE STUDY

IAG Thailand: Safety case study

Safety combined operating ratio



COR %
108%
106%
104%
102%
100%
98%
96%
94%
1999
2000
2001
2002
2003
2004
2005
105.5%
100.4%
100.2%
100.6%
100.0%
98.5%
98.0%

Key capability transfer initiatives

- Data:
  - Assisting Safety in improving data management - determining what data exists and how to extract
  - Developed techniques to leverage data to improve ability to manage portfolios
- Pricing and risk selection:
  - Improved rating analysis and selection at both individual and aggregate levels
  - Given Thailand operates under a tariff market, "selection" of profitable risk is crucial - improved underwriting guidelines to drive better risk mix
  - Assisted management to determine mix of business by type, geography and distribution channel
- Claims analysis and reserving:
  - Assisted in improving claims management by analysing claims performance such as claim lodgement pattern, payment pattern, case estimate pattern, average claims size and finalisation rate
  - Implemented 'actuarial claims reserving process'

… and product development perspectives

CASE STUDY

AmAssurance case study

Opportunity

- Identified major opportunity for Swann products based on AmAssurance dealer distribution and AmBank hire purchase business
- AmBank's hire purchase includes 24mths extended warranty with every used car
  - Finance 50,000 used vehicles per annum

How

- Developed product and pricing with AmAssurance and AmBank by tailoring Australian product to Malaysian market
- Swann Insurance staff seconded to Malaysia to assist
- Use of both technical and stakeholder management expertise

"Potential upside" – Product capability transfer AmAssurance extended warranty



GWP in AUD
40
35
30
25
20
15
10
5
0
$11m
$25m
$34m
11
11
14
11
14
9
Now
6 mths
12-24mths
On Cost Warranty - Used Cars
On Cost Warranty - New Cars
Other Products

Our strategy focuses on four value drivers

Insurance Australia Group

④ Deliver acquisitions in new markets

▸ ***We will identify opportunities in new markets to expand our presence and build value for the Group***

Summary of strategy

- Analyse the Asian market place and be aware of key markets, key competitors and key trends in non-life insurance
- Identify acquisition opportunities and take steps to enhance our chance of participating in M&A
- Acquisitions will be:
  - Assessed systemically and subject to full due diligence
  - Fit strategically
  - Contribute value
  - EPS accretive within 18 months

Rationale

- Our growth aspirations will lead to acquisitions in new markets
- Expanding into new markets can diversify the Group's risk profile and provide valuable knowledge on insurance trends
- There are other emerging Asian markets which we view as attractive and where we believe we can create value
- IAG brings competencies that can create value in acquired organisations

We have a rigorous opportunity assessment template - gained from our activity both in Australia and overseas

IAG Insurance Australia Group

Inherent market characteristics - Given to IAG

Evaluation Framework


2 Dimensions

Consistent

Transparent

Replicable

IAG dependent variables

Environment attractiveness	
Size and sources of market growth	• What is the GWP and how fast is it growing? • How concentrated is the region? • How significant is motor in the general insurance portfolio? • Is there potential for increased penetration?
Competitive dynamics	• How intense is the rivalry to capture customers? • To what extent have global insurers built a presence in the market? • How concentrated is the market?
Industry profitability	• Are there structural drivers of industry performance? • Is there significant downward margin pressure?
Regulatory environment	• What is the policy/attitude towards foreign ownership – How complex is foreign ownership policy? • Do regulatory constraints help or hinder participation in this market? • Is there an ability to shape the market - how relevant is the Australian experience?
Cultural environment	• How does the cultural environment contribute to the complexity of doing business for a foreign player? (corruption, reach of legal institutions, transparency of decision making)
Ability to compete	
Core capability gaps	• Are there gaps in the market in terms of IAG's competitively advantaged capabilities: – Direct distribution models? – Product and underwriting? – Claims management? – Reinsurance? – Asset management?
Capability transfer	• Does IAG have the internal capabilities to transfer skills? • Does the market have the propensity to adopt skills?
Digestibility	• Do we have the capital capacity to enter the market and become a significant player?

We have developed guidelines to ensure we choose the right strategic partners

IAG
Insurance
Australia
Group

Partner selection	
Lines of business	• We will target non-life insurance companies and our preference is for the target insurer to have significant exposure to motor insurance. While our preference is to target pure non-life insurance players, we acknowledge that the majority of insurance companies in Asia are composite and that we may have to consider acquiring some life insurance exposure in order to gain a preferred non-life play. However, we will implement ways of reducing or limiting our exposure to life insurance
Ownership & market position	• We will target an ownership stake of greater than 50% and thus control. Where this is not possible, we will consider stakes of less than 50% ownership, however this must be coupled with control of key management positions, underwriting decisions, and dial up of shareholding when regulations permit • We will always target companies that we believe will accelerate the pathway for us to achieve a top-3 market position over time or at least provide us with a base to do so
Alignment to IAG	• We will target investments which allow us to leverage our captive reinsurers' capacity and skills to capture more value for the IAG Group • We will target partners with the appropriate values and ethics that align to IAG • We will complete thorough due diligence of potential acquisition plays, leveraging all areas of the IAG business including operations, M&A, finance, risk, group strategy and legal & compliance

Recognising different markets in Asia, we will build a mix of developed vs emerging markets

Insurance Australia Group


Market characteristic
ILLUSTRATIVE
eg China, India
eg Taiwan
eg Vietnam, Indonesia
Years
Developed
Developing
Under Developed

Commentary

- Drive towards a "balanced" portfolio that captures value from more mature markets as developing markets improve their economics
- This may be specific to a country and portfolio, which delivers a lower growth profile but immediate profitability
- This will be investigated through the country/market assessment process and reviewed in-line with other IAG acquisitions

Our strategy is underpinned by a number of key "enablers"...

Insurance Australia Group

1 People & human resources

- ***We believe people are the difference and we need to ensure that we are attracting and retaining the right people; that we have training in place to ensure their development; and that we can smoothly transfer people within the IAG Group (both into and out of Asia and into and out of the other IAG operations)***

Summary of strategy	Rationale
• Establish / recruit a motivated, focused Asian leadership team with clear goals and accountabilities to achieve our Asia strategy • Put in place short, medium and long term recruitment strategies to serve Asia's future people requirements • Ensure our offshore remuneration/mobility policies are market competitive and sufficient to attract and retain top talent • Develop a training and development strategy to meet the needs of all Asia based personnel • Put in place a strategy that works to align the culture of employees of our invested companies with our IAG culture in an Asian context	• We need to ensure that we employ and retain the right people and talent in the Asian operations so as to: – Enhance shareholder value from our investments – Ensure appropriate capability transfer – Drive growth through M&A in targeted markets – Build and manage relationships with our partners

Our strategy is underpinned by a number of key "enablers"...

Insurance Australia Group

(2) **Governance & risk management**

- ***We have developed a framework around risk and corporate governance that is specific to the Asian market place, but ensures that these businesses operate within the overall IAG Group risk framework***

Summary of strategy	Rationale
• Establish an Asian Actuarial & Risk operation • Develop and implement an Asian Risk Management Strategy (RMS) that is consistent with the IAG Group RMS. • Serve current and emerging IAG businesses and customers • Deepen existing regulator relationships and establish relationships in IAG's prospective new markets • Promote education and training on proactive risk management culture	• Enables IAG risk return management and governance oversight at an enterprise and Asia level, consistent with the stated Group risk appetite • Provides actuarial and risk enabling capability to IAG's Asia expansion program • Positions IAG to be the trusted advisor and influence regulatory reform in IAG's targeted markets • Development of Asian risk culture that is consistent with organisational behaviour, i.e. prevention, detection, recovery and continuous improvement

Our strategy is underpinned by a number of key "enablers"…

Insurance Australia Group

(3) Capability transfer "The IAG Way" blueprint

- ***Development and refinement of "how" IAG transfers capabilities. Codifying IAG's distinctive advantages in underwriting, claims management, distribution, reinsurance and asset management into a "blueprint" that can be used to drive transformation programs with our partners***

Summary of strategy	Rationale
• Develop and refine the process of "how" we transfer core capabilities into the Asian businesses • Codify IAG's distinctive advantages into a "blueprint" that can be used to drive transformation programs with our partners. Areas of focus are: – Underwriting – Claims management – Distribution – Reinsurance – Asset management	• By developing a process we will ensure consistency when leveraging IAG's core capabilities and we should also improve the timeliness of the roll out • We will better understand, and thus value, the benefits to be gained from capability transfer which will both: – Enhance shareholder value in existing operations; and – Allow us to better value/price potential acquisitions

Our objectives are not without risk, however we have mitigation strategies in place

IAG Insurance Australia Group

Risks that may impact our ability to achieve targets	Mitigating factors
1. Growth in our existing businesses may not be as strong as we are forecasting and this could make our GWP target difficult to achieve	1. The risk of lower than forecast growth is the same in all markets in which IAG operates, however by having a portfolio of investments throughout Asia we limit the likelihood of all markets slowing at the same time
2. We may not get the opportunity to increase our ownership interest in our existing associates, that is AmAssurance and CPIC(1)	2. We believe the shareholder agreements are quite clear and it is up to us to deliver potential acquisitions to our associates to facilitate an increase in our ownership
3. Acquisitions in existing and new markets are not without risk, including choosing the right counterparty, country risk, balance sheet risk, funding risk and opportunities may not arise that meet our criteria	3. We have in place a thorough and robust country assessment process, along with a thorough due diligence process on prospective partners. We will not chase acquisitions for growth alone, they must create value
4. Undertaking a number of acquisitions in an effort to achieve our consolidation and scale objectives carries with it additional risks, such as integration, regulatory, and operational risk	4. We will ensure that only those acquisitions which meet our strict due diligence process will be considered and we will focus on businesses that can be integrated into our existing operations to create the most value
5. Roll out of the IAG Way (capability transfer) may not result in top-line or bottom line growth and could be a distraction for local management	5. By developing a "blueprint" of IAG's distinctive advantages and by performing a robust financial model of the likely impact of any transformation programs, we can ensure that only those programs that create value will be introduced. We will work with local management to ensure that they support any proposed capability transfer before it is undertaken

(1) The process to acquire 24.9% of CPPI is still in progress

In summary, IAG Asia will…

Insurance Australia Group

- Capture Asia's attractive growth profile
- Continue to "unlock value" in our assets
- Rigorously assess potential acquisitions
- Manage our risk diligently

Insurance Australia Group

Questions

Insurance Australia Group Limited
ABN 60 090 739 923

82-3482¹
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222

IAG Insurance Australia Group

15 November 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ANNUAL GENERAL MEETING POLL RESULTS

Annual General Meeting Poll Results

At the Annual General Meeting of shareholders held today, polls were held on all items of business as set out in the Notice of Meeting dated 15 November 2006. The Returning Officer has advised that the results of the polls are as follows:

Election of Directors

Resolution 1: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr Neil Hamilton"

The motion was passed as an ordinary resolution.

Resolution 2: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr James Strong"

The motion was passed as an ordinary resolution.

Remuneration Report

Resolution 3: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2006 be adopted."

The motion was passed as an ordinary resolution.

The results of the proxy voting on the polls carried out in respect of each of the above resolutions are set out on Schedule A attached to this letter.

Yours sincerely

Glenn Revell
Group Company Secretary

Attachment (1 page)

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

ANNNUAL GENERAL MEETING
15-Nov-06
DISCLOSURE OF PROXY VOTES

SCHEDULE A

RESOLUTION		NUMBER OF PROXY VOTES WHICH THE APPOINTMENTS SPECIFIED AS: FOR	AGAINST	ABSTAIN	AT PROXY'S DISCRETION	TOTAL NO. OF PROXY VOTES EXERCISABLE	POLL RESULTS TOTAL VOTES IN FAVOUR	TOTAL VOTES AGAINST	TOTAL VOTES ABSTAIN	PASSED/ DEFEATED
RESOLUTION	1	555,165,518	3,449,096	6,551,635	23,905,780	582,520,394	581,584,198	3,459,330	6,552,213	passed
							99.41%	0.59%		
RESOLUTION	2	554,283,151	9,007,953	1,654,268	24,130,227	587,421,331	580,912,885	9,031,580	1,654,846	passed
							98.47%	1.53%		
RESOLUTION	3	469,014,138	90,007,835	5,317,408	24,728,499	583,750,472	496,098,966	90,092,460	5,397,395	passed
							84.63%	15.37%		

Computershare

Investor Services

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level Three 60 Carrington Street
Sydney NSW 2000 Australia
GPO Box 7045
Sydney NSW 2001 Australia
Telephone 61 2 8234 5000
Facsimile 61 2 8234 5050
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

15 November 2006

Mr. Glenn Revell
Group Company Secretary
Insurance Australia Group Limited
Level 26, 388 George St
Sydney NSW 2000

Dear Glenn

Please find attached a schedule setting out the proxy voting as disclosed to the meeting and the final poll results for resolutions 1-3, of the Annual General Meeting of Insurance Australia Group Limited shareholders, held on Wednesday 15 November 2006.

If you have any questions please do not hesitate to contact me on 8234 5110.

Yours sincerely

Hamish Gidley-Baird
(Returning Officer)

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

15 November 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

SUSTAINABILITY REPORT

Please find attached copy of IAG's Sustainability Report 2006 that was released today.

Yours sincerely

Glenn Revell
Group Company Secretary

Attachment (24 pages)

A SINGLE PERSON CAN MAKE A WORLD OF DIFFERENCE

This report has been developed based on the Global Reporting Initiative (GRI) 2002 Guidelines for Sustainability Reporting. These guidelines are the internationally accepted best practice measurement system for social, environmental and economic reporting. The report includes issues of materiality and relevance as identified by our stakeholders.

Our approach to the report continues to evolve, and we welcome additional feedback and suggestions on how the Group can improve its reporting (sustainability@iag.com.au).

In response to feedback from our stakeholders, we have only printed a limited number of this concise report. The full report can be found on IAG's website, www.iag.com.au

IAG Insurance Australia Group

Concise Sustainability Report 2006
Insurance Australia Group Limited
ABN 60 090 739 923

CONTENTS

STAYING TRUE TO OUR PURPOSE

THE QUICK READ:
Delivering on our purpose will help drive long-term, sustainable value. We have made noteworthy advances in the four areas of our purpose: paying claims, understanding and pricing risk, managing costs and reducing risk.

Significant achievements in 2005/06

Paying Claims

- We paid out over $4 billion in claims over the past 12 months, which equates to $12 million a day in Australia and New Zealand.
- We were the first insurance company on the ground in North Queensland after Cyclone Larry, and we are still there. We paid out millions of dollars to the worst affected customers within the first week.
- Customer satisfaction in our direct personal insurance businesses remains strong. 80% in Australia and 88% in New Zealand.
- CGU Workers' Compensation achieved a strong rating for injured worker satisfaction in Victoria, with over 71% of injured workers satisfied with the service received.

Understanding and Pricing Risk

- Our commercial business in New Zealand, NZI, was awarded 'Underwriter of the Year', judged against criteria such as claims efficiency, range, and quality of service and client relationships.
- The average car comprehensive premium in NSW equated to 50% of one week's earnings (based on published NSW average weekly earnings) at February 2006 compared with an average of 60% over the past seven years.
- We were a founding member of the Australian Business Roundtable on Climate Change, highlighting the scientific and economic issues of climate change for businesses.

Managing Costs

- We provided quality and cost effective goods and services through our preferred supplier networks with builders, motor repairers, jewellers, carpet suppliers and electricians.
- We reduced our CO_2 emissions by 6% in Australia and New Zealand in 2005/06.
- In New Zealand we reduced our office paper consumption by 14% and in Australia by 16% in 2005/06.

Reducing Risk

- We introduced the Climate Help product, which allows our customers to offset their annual car emissions.
- Three thousand of our customers have registered for the Risk Radar for farms, which helps farmers make their properties safer and more environmentally sound.
- We have reduced our lost time injury frequency rate by 27% in Australia since 2004.
- We released reports that help our customers understand and reduce their own risk in the home and on the road.

Welcome to IAG's third sustainability report, which provides information on IAG's social, environmental and economic performance from 1 July 2005 to 30 June 2006 (unless otherwise stated). The report provides performance data on our Australian and New Zealand businesses, and for the first time also includes case studies from our Asian operations. It is the companion document to IAG's Annual Report (see www.iag.com.au for more details). Our New Zealand operations will also be releasing a site-specific sustainability report later in the year.

This report details how IAG's day-to-day operations and approach to business help drive long-term, sustainable value. At IAG, being a sustainable business means being a successful business over the long-term. Sustainability is not a program or a corporate initiative. It is at the core of everything we do.

Our purpose and values are described in detail in this report as they inform and underpin our sustainable business performance. Our purpose was formed in response to one question: what do we need to do to ensure we are around in the future? Those four things are paying claims, understanding and pricing risk, managing costs and reducing risk.

Our purpose is our fundamental reason for being. It guides and inspires all our actions, and reminds us we need to think about more than the short term imperative of making a profit. This report offers a one-year perspective on how we are progressing towards fulfilling our purpose. We recognise that it is something we will continue to strive for, and it will influence how we operate and respond to shifting economic and cultural landscapes in the future.

The key to becoming and remaining a sustainable business is serving the interests of our customers, our employees, our suppliers, the communities we work within, and our shareholders. This report details how we balance these stakeholder interests and incorporate them into our operations.

This year the report is focused on our employees. Our employees play a critical role in ensuring we are a sustainable business. We know through our annual employee survey that, if our employees are engaged, they will go above and beyond to help our customers, participate in helping reduce risk in the organisation and the wider community, and drive innovation and efficiency.

CHAIRMAN AND CEO REPORT

INSURING THE FUTURE

FOR AN INSURANCE COMPANY, THE FUTURE IS EVEN MORE IMPORTANT THAN THE PRESENT. WE PRICE OUR PRODUCTS BEFORE WE KNOW THEIR FINAL COST. OUR LONG-TERM VIABILITY DEPENDS ON OUR ABILITY TO CALCULATE RISK BASED ON WHAT WE BELIEVE WILL HAPPEN NOT NOW, BUT DAYS, MONTHS, EVEN YEARS FROM NOW. LONG-TERM THINKING IS CRITICAL TO OUR SUCCESS.



As Australasia's leading general insurance group, insuring more than $900 billion of property assets, we have a responsibility to be around for the long term. Only then can we continue to pay our customers' claims, ensure insurance is affordable and accessible, and deliver returns to our shareholders.

For this reason, our view of sustainability is that it is not in addition, or peripheral, to the way we do business. It is fundamental to it.

Being sustainable is about being a well managed company. Our purpose and values are at the core of who we are, how we operate and build relationships. It is the quality of these relationships that will distinguish us over the long term.

We will be a sustainable business by engaging our employees, satisfying our customers, intermediaries and business partners; supporting our communities; and working effectively with our suppliers and other stakeholders. In turn, managing our business in this way will drive long-term value for our shareholders.

In this report we focus on how our employees contribute to IAG being a sustainable organisation. In Australia and New Zealand, we pay out more than $12 million in claims on average every day. That is a truly overwhelming figure when you think about what it represents: thousands of people experiencing some kind of traumatic event or loss every day. In their time of need, our customers turn to us.

A single person can and often does make a world of difference. And when these people come together to help as a team, the effect is even more powerful. We were acutely reminded of this when Cyclone Larry hit northern Queensland in March this year.

Our assessors dealt with over $165 million in claims in Cyclone Larry's aftermath. We are still there, helping the people of Innisfail rebuild. We are tremendously proud of how our employees responded, but not surprised. We were there for our customers during the Sydney hailstorms back in 1999 and there for them when the Canberra bushfires hit in 2003. Helping people is what we do.

For our employees to continue in this tradition, we need to provide them with a great workplace. We need to be a company that people want to work for every single day. It's encouraging to see that, via our annual employee survey, 76% of our people say they value IAG's focus on balancing our social, environmental and financial responsibilities. That gives us a lot to build on.

In 2005/06 we saw a lift in engagement of our employees of two percentage points to 56% in Australia, and four percentage points to 54% in New Zealand. Overall, our Australian employees' engagement with the company has increased by 11 percentage points since we started measuring it in 2003. This year the improvement can be partly attributed to lifts in the extent to which employees are able to appropriately influence what happens within their team (21% increase); employees' perceptions of how managers support our people practices (19% increase); perceptions of how IAG considers the personal wellbeing of employees when making decisions (nine percent increase); and the extent to which IAG's purpose resonates with our employees (six percent increase).

But we can do better. Our employee turnover in Australia is 20.6% – higher than we'd like it to be. This is something we must and will improve, particularly in light of shrinking domestic and New Zealand labour forces. We are already providing pathways for women who are entering the workplace after having a family, and are looking to attract older workers by offering flexible options.

We also need to get better at building our leadership capability, particularly in relation to supporting our people through major change, and providing opportunities for input and involvement. And we need to get better at integrating our values, our purpose, and all the ways in which we support and develop our employees so that these things become part of their everyday experience at IAG.

In 2006/07, we look forward to including more information on how our people in Asia feel about working at IAG.

2000 NRMA Insurance Group formed after demutualisation

2001 [illegible]

2002 Group becomes 'IAG'

2002 Introduce Framework for Action on Sustainability

2002 Impact of Climate Change on Insurance Against Catastrophes report

2003 Acquire CGU and NZI

2003 Introduce Statement of Commitment to Sustainability, Supplier Selection Guidelines, Statement of Commitment to the Environment, Charter for Health, Safety & [illegible]

2003 Commence membership of United Nations Environment Program – Financial Initiative

2003 Awarded 'Sustainable Company of the Year' by Ethical Investor Magazine

2003 Canberra bushfires [illegible]

2004 Australian Climate Group formed; IAG a key member

CHAIRMAN AND CEO REPORT CONT'D

RISK AND OPPORTUNITIES

By the very nature of our industry, we think a lot about risk. We assess it. We predict it. We price it. And of course we manage it. But we see a bigger role for IAG. If we can reduce the risk that negatively impacts on our customers and our communities, we can also reduce the risk to our business. We feel so strongly about this that we have enshrined it in our purpose.

Engaging with the community to proactively reduce risk is a simple notion. Yet it challenges the long-held view that the role of an insurance company is simply to pay claims once an accident has occurred. The case studies contained in this and the full, online report showcase many of the ways in which we can use our expertise to benefit the broader community. By sharing what we know about risk and doing what we can to reduce it, we can make our communities safer places.

By making our roads safer, our workplaces safer, our homes safer, our communities safer, our customers experience fewer pitfalls, our claims costs decline, and we can make insurance more affordable. As a matter of course we reward customers who minimise their risks by offering reduced premiums.

In addition, by being aware of the risks we all face, we can mitigate future risk and identify potential opportunities. We researched the issues that will have significant short and long-term impacts on the way we do business and emerged with four key themes: changing demographics, climate change, trust and credibility, and sustainable growth.

By responding to these risks now, we will deliver value to our stakeholders in the future.

CHANGING DEMOGRAPHICS

The demographic shifts in the global population pose many challenges for business.

Ageing is, and will continue to be, one of the fundamental demographic changes affecting communities globally. Not only do we need to think about how we can tailor our products and services to suit the ever-increasing number of ageing customers, but we need to ensure we employ people who can understand their needs.

In fact, we want to create a workforce that mirrors the demographics of the community and our customers. And, equally importantly, in the face of a shrinking labour market, we need to find ways of retaining and attracting talented workers of all ages.

IAG's Age Management Program helps us access a wider pool of talent. Part and parcel of managing older workers is recognising they have different needs compared to younger workers. We must and do provide flexible working options so they can manage their priorities. This imperative is boosted by the numbers of women returning to the workforce after childbirth, and the fact that more men are opting to share parental responsibilities. Encouragingly, we have more employees working part time than ever before.

It is also encouraging to see that our programs to support and develop high performing women are not only reaping positive results, but are being recognised externally. For the second year in a row, IAG was awarded Employer of Choice for Women status from the Equal Opportunity for Women in the Workplace Agency (EOWA).

CLIMATE CHANGE

Weather is core business at IAG, and it's changing. The likelihood of increasingly severe storms is well established in the scientific community. Our people have first-hand experience of the fall-out of these events, helping our customers and managing their claims during these traumatic times.

We believe it's possible to reduce the impact of climate change, and therefore extreme weather events. We are a leading advocate for taking action now, and are a founding member of the Australian Business Roundtable on Climate Change. The Roundtable suggests that, if the right steps are taken, Australia can achieve a 60% reduction in greenhouse gas emissions from year 2000 levels by 2050 while maintaining strong economic growth. To this end, the Roundtable recommends that business and governments work together to frame and implement policies on three fronts:

- design a "long, loud and legal" framework to establish a carbon price signal;
- encourage innovation and investment in emerging and breakthrough technologies; and
- build national resilience to the impacts of climate change.

As more and more prospective IAG employees ask about our environmental position, we are proud to be able to tell them of our strong stance on climate change, the research we conduct to support this stance, the work we are doing to minimise the impacts of changes in the weather, and our role in helping our customers to adapt to the new weather impacts.

This year we developed Climate Help, an Australian industry-first online product that allows people to reduce their own impact on the environment by offsetting the carbon emissions from the vehicles they drive.

Our Risk Radar products for farm and office add to the suite of products that helps our commercial customers manage their health, safety and environmental risks.

In addition, we have made some good progress in reducing our own environmental footprint. As reflected in "Key Indicators", we are tracking well in reducing our environmental impacts.

2004 Publish first Sustainability Report

2004 Commence membership in World Business Council for Sustainable Development

2004 Form Board Committee for Sustainability

2004 Launch of Risk Radar for [illegible]

2005 Awarded Best First Time Reporter by Association of Certified Chartered Accountants (ACCA)

2005 Release second Sustainability Report

2005 Launch first New Zealand Sustainability Report

2005 [illegible] SAM Portfolio [illegible]

2005 Win UN [illegible] Benchmarking Award

2006 New Zealand Report wins ACCA award

2006 [illegible] Global [illegible]

BEING A SUSTAINABLE BUSINESS AND EARNING THE TRUST OF THE COMMUNITIES IN WHICH WE OPERATE GO HAND IN HAND.

TRUST AND CREDIBILITY

Being a sustainable business and earning the trust of the communities in which we operate go hand in hand. To this end, considering the needs of those groups of people who impact on us, and are impacted by the decisions we make, influences everything we do.

This is typified by our decision to retain the Care & Repair system for car repairs in metropolitan NSW. Care & Repair is a web-based motor repair management system that we have been operating successfully in other Australian states for some years. A number of smash repairers, who faced increased competition as a result of the new customer system, campaigned against it.

The experience has taught us a lot about how our decision to introduce a new way of working impacts on an industry that relies on us – particularly an industry that is undergoing major changes due to the fact that fewer cars need repairing because of drier weather and better quality vehicles.

We listened to our stakeholders and have changed our approach to choice of repairer as a result. We are well on track to improving the way we work with our smash repair industry partners so we can move forward positively.

We also recognise the importance of having an outside perspective on the issues that matter most to our customers and the broader community. To this end, we have established an Expert Community Advisory Committee, which will be an ongoing source of feedback on issues and opportunities from people outside the company. The Committee has provided us with an independent commentary on this report (page 11). More information on the Committee members can be found in the full, online report.

SUSTAINABLE GROWTH

Through our disciplined approach to underwriting, introduction of initiatives to improve our customer service, and our strategy to achieve scale and diversification, we have maintained strong margins despite intense competition in the Australian and New Zealand insurance markets.

The work we do to engage our employees directly relates to our performance. The more engaged with the business our employees are, the more productive, efficient and innovative they will be. This in turn helps us drive great customer experiences, which in turn positively impacts on the profitability of the company and our ability to keep insurance affordable.

The price of motor insurance is a case in point. As at February 2006, the average car comprehensive premium in NSW equated to 50% of one week's earnings (based on published NSW average weekly earnings) compared with an average of 60% over the past seven years.

With a goal of delivering top quartile shareholder return over the long term, our strategy has been to build an international portfolio of insurance assets – with an initial focus on Asia – so that we can retain an efficient and competitive cost of capital.

This year we invested in insurance businesses in Thailand and Malaysia, and signed a memorandum of understanding to acquire a 24.9% investment in China's second largest general insurer, China Pacific Property Insurance Company. We fundamentally believe that this investment in China will be a cornerstone of our future due to the projected future growth of the Chinese insurance market.

These investments are part of our plan to build a very strong position in the world's fastest growing insurance markets.

The growth of our business internationally precipitates careful consideration of the social, economic and environmental impacts of our offshore businesses. We are currently working on a Code of Ethical Business Conduct that will help define how we operate in other parts of the world. This Code will clearly articulate our principles for acceptable behaviour, irrespective of where we do business. The Code will be released in the coming year.

IN SUMMARY

Overall, the past year has been very successful for IAG. We are pleased that our efforts have been recognised with a number of awards, including "General Insurance Company of the Year" from the Australian and New Zealand Institute of Insurance and Finance; and inclusion in the Global Top 100 Most Sustainable Corporations in the World by Corporate Knights and Innovest Strategic Advisors.

We're improving our performance all the time, seeking to ensure high ethical standards of behaviour while delivering great products and services to our customers, a great workplace for our employees and solid returns to our shareholders.

It is gratifying to be acknowledged as a leader in sustainability, especially as we have set very high standards for ourselves. We are pleased with our progress to date, and we are invigorated by the work we have ahead of us.

James Strong
Chairman

Mike Hawker
Chief Executive Officer

2006 [illegible]
2006 [illegible]
2006 [illegible]
2006 [illegible]
2007 [illegible]
2007 [illegible]
2007 [illegible]
2007 [illegible]
2007 [illegible]
2008 [illegible]

IAG AT A GLANCE

WHO WE ARE

› IAG is the leading general insurance group in Australia and New Zealand; and has a growing presence in Asia. The Group generates annual gross written premium of more than $6.4 billion.

› The Group insures more than $900 billion worth of property. In Australia, it insures more than five million cars, two million homes, 250,000 businesses and 75,000 farms, and provides workers' compensation services to more than 200,000 employers. In New Zealand, it insures around 950,000 cars, 575,000 homes, 185,000 businesses and 235,000 rural risks.

› IAG distributes its products through some of the leading brands in Australia and New Zealand: CGU nationally; NRMA Insurance in NSW, QLD, ACT and TAS; SGIC in SA; SGIO in WA; RACV in VIC; and State and NZI in New Zealand. We also have interests in China, Malaysia, Singapore and Thailand represented by China Automobile Association (CAA), AmAssurance, Alba, NZI Thailand and Safety Insurance.

› Customers are served in Australia through a network of 320 branches, franchises and country service centres throughout metropolitan, regional and rural areas, as well as more than 1,000 intermediaries (brokers and authorised representatives), and in New Zealand, through more than 40 sales centres, branches and district offices.

› More than 12,000 people are employed across the Group.

Awards and Commendations

- Winner General Insurance Company of the Year, Australian and New Zealand Institute of Insurance and Finance
- Awarded Employer of Choice for Women status from the Equal Opportunity for Women in the Workplace Agency (EOWA)
- Winner Leader and CEO of the Year at the Human Capital Leadership Awards
- Winner Best Company in the Corporate Governance category at the Australian Ethical Investor Awards
- Winner Lincolne Scott Triple Bottom Line Award at the UN Awards
- Winner WA State Award for service excellence in the category of Contact Centre
- Australian Institute of Training Development Award for eLearning Achievement
- Advertising Awards: 2005 ADMA (Australian Direct Marketing Association Awards); 2005 AWARD (Australasian Writers and Art Directors Association); 2005 CAPLES AWARDS (The John Caples International Awards); 2005 Asia Pacific Advertising Festival
- Victorian WorkCover Authority Inaugural Agent Awards: Bursary Award to Narelle Dawson; Most Outstanding Contribution by a Team to the Claims Administration team; Most Outstanding Contribution by an Individual to Angela Barra
- The Association of Chartered Certified Accountants (ACCA) Australia and New Zealand Awards for Sustainability Reporting 2005 Commendation for Achievements in Sustainability Reporting for the NZ Sustainability Report
- Underwriter of the Year award as voted by members of New Zealand insurance broker organisations through the Insurance Brokers Association of New Zealand (IBANZ)

Further Recognition

- Listed in the 2006 Global Top 100 Most Sustainable Corporations in the World by Corporate Knights and Innovest Strategic Advisors
- National Emergency Management Australia Safer Communities Award at the St John Australia National Awards
- Sustainability Index (AuSSI)
- Silver ranking in the Corporate Responsibility Index
- Listed on FTSE4 Good Index Series

THE GROUP INSURES MORE THAN $900 BILLION WORTH OF PROPERTY IN AUSTRALIA

SUSTAINABLE OPERATIONS

FOR FULL DETAILS OF ALL INDICATORS AND PERFORMANCE PLEASE SEE OUR FULL REPORT ONLINE AT WWW.IAG.COM.AU

POLICIES AND GOVERNANCE

Governance for ensuring the sustainability of our business is held at the highest level of our organisation – the Board. The role of IAG's Board Committee on Nomination, Remuneration and Sustainability – which is chaired by the Chairman of the Board – is to ensure that management considers corporate responsibility and sustainability issues, that the Group's reputation is protected, and that healthy shareholder returns are provided. The diagram on page nine details our governance structure from the Board level down.

As can be seen from the diagram on page nine, each Executive has responsibilities to ensure that safety, environmental and community issues are considered, resourced and managed throughout their operations and for the benefit of our employees and customers.

Our numerous governance frameworks are represented in a series of Group-wide policies and commitments. These are available on www.iag.com.au, and include IAG's Commitment to Sustainability and the Environment; the Charter for Health, Safety & Security; the Code of Conduct; and the Continuous Disclosure and Insider Trading Policy.

The policies are supported by initiatives such as our workplace health and safety program, which has led to a 27% improvement in our Australian employees' lost time injury frequency rate over the past two years. This year we were also recognised by the Ethical Investor Awards for introducing the ActionLine, which allows employees to report severe incidents of inappropriate activity and/or where an issue has been reported but no action taken.

We fundamentally believe that a company's governance is only as strong as the culture that underpins it. Our values of honesty, transparency, teamwork, meritocracy and social responsibility shape our behaviour and decisions. Consistent and ethical behaviour – framed by our values – is what determines the quality of our relationships with our stakeholders and, ultimately, long-term business success.

Our managers are expected to lead by example, and develop appropriate business unit and individual targets and goals. They – and anyone else in the organisation – are also able to reward exemplary behaviour through our RewardHelp program. The program recognises excellence in customer service, leadership, sustainability and innovation, and each year an awards ceremony celebrates the best of the best. In 2005/06, over 26,000 nominations for outstanding behaviour were received through this employee program.

Further incentives include remuneration bonuses tied to achieving specific sustainability targets, which differ by division. In the future, our leaders will have components of their remuneration determined by how well they manage in accordance with our values.

We are aware that leadership of this kind is more complex and demanding, so our focus has been on helping our employees manage and monitor their performance across environmental, social and economic dimensions. In 2005/06, we introduced reporting of our environmental impacts at a cost centre level. This allows all managers to account for and improve environmental performance, and track the financial benefits of doing so.

As we continue to grow our business, we need to ensure we communicate consistent expectations about ethical behaviour to all our employees. To this end, we will release our Code of Ethical Business Conduct in 2006/07. The Code will detail the fundamental principles applicable across all parts of the business, regardless of the country of operation. Underpinning the Code will be a compliance framework that assists us in meeting our obligations.

Our commitment to driving sustainable outcomes extends beyond our own operations to our suppliers. Our supplier guidelines and reporting procedures assess our key suppliers on criteria including quality, commitment, pricing, implementation, sustainability and technology.

PERFORMANCE AND TARGETS

The performance snapshot on page 12-13 of this report details our progress against targets in the economic, social and environmental dimensions of our business. As can be seen from these results, we have performed solidly across the economic and environmental domains. The continuing strong financial performance of the Group is testament to our successful strategy, and our improvement in the environmental domain is the result of our employees' diligence in this arena.

The social performance of the Group is not consistently positive and requires more work in 2006/07. Employee turnover remains a challenge, and closer analysis of our employee survey demonstrates that there are a number of key areas in which we can improve. These include providing career development and opportunities for our people, improving our leadership capability as well as ensuring performance is managed consistently and in line with our values.

And we will continue to consult with our employees on the issues that matter most to them. While there has been an increase in employees' satisfaction with their ability to influence what happens within their own team, there are pockets within the organisation who would like more input into and involvement in major change events in particular. This issue is being addressed directly in the relevant areas. We will endeavour to find new ways to involve employees and new avenues for providing input into how we build a better workplace.

We will also continue to work with our employees on improving the customer experience – after all, they hold the key to building good relationships with our customers and delivering on our promise. In addition, the Executive team has set collective goals to improve customer satisfaction and to help all our employees deliver exemplary service to our customers – both before and after a claim.

For example, in our new Business Partners division, workers' compensation teams have undertaken extensive workshops with employers, injured workers and members of the medical profession. This experience helps them better understand the challenges that our customers and claimants face, and learn how to go above and beyond the claim to deliver empathic solutions. It may seem simple, but this is a new approach for an insurance company and we are already seeing the results.

DEFINITION:
Sustainability is an overused and often confusing term. Like "success", it can mean many things to many people. **At IAG, "sustainability" is about bringing the future into today's decision making for the benefit of our business, customers and communities.** Sustainability is not an add-on, or a program that is run alongside our operations. Instead, we see it as an outcome. We will be a sustainable business by managing all the dimensions – economic, social and environmental – of our business well. In some ways this is a more complex definition than most, as it encompasses everything we do. However, given we are in the business of insurance, focusing on the outcome is essential. Being a sustainable business is not just good for us, but – since we provide an essential community product – it is good for the communities in which we operate, as well as future generations.

Performance targets are set every year as part of our planning process. In 2005 it was determined that the target setting process for our environmental performance was not sufficiently robust, and that a one-size-fits-all approach wasn't effective.

Given IAG comprises a series of very different operations with different growth imperatives, it was determined that divisional environmental targets were more appropriate. This is consistant with our approach to determining social and economic targets, which are also identified at a divisional level. This allows for divisional differences to be accommodated, and for areas of greatest impact and influence to be identified accordingly. For example, our Chief Financial Office division uses relatively little electricity; however, electricity usage remains one of their targets as they control building management – a key influence factor for reducing electricity usage.

All divisional targets have been rolled up to an overall corporate target of CO_2 usage per full-time equivalent. This is considered the most accurate environmental indicator as it encompasses all our environmental impacts. It also reflects the importance we place on reducing the impact of climate change.

In 2006/07 we are aiming for a three percent reduction in CO_2 per full-time equivalent based on 2005/06 levels.

FUTURE GOALS

Our Expert Community Advisory Committee and other stakeholders have told us that our sustainability report needs to be more future-focused. Accordingly, running along the bottom of the Chairman and CEO Report is a timeline that details where we're headed.

We aspire to be a top performer in the international general insurance industry. To do this we will seek to double the company's size over the next five years and increase the premium we generate offshore. Increasing the company's size is important to ensure relevance and complete capital efficiency as the industry continues to consolidate. Because we are a risk company based in mature markets, organic growth alone will not fulfill these goals. We expect to continue to undertake acquisitions, primarily offshore.

We are also working to ensure the customer is at the centre of our business. We have a diverse range of customers who are becoming increasingly sophisticated and knowledgeable about insurance. To maintain our leading position, we must be single mindedly focused on our customers. This is reflected in our initiatives to understand what motivates our customers to buy, what will build loyalty, how customers want to interact with us and how we can best segment and service our customer base to maintain loyalty.

In addition – particularly as we grow our global presence – we aim to have a robust culture in place, fully aligned to our purpose and values. We must continue to build an engaged and productive workforce, and develop capabilities that will position us for leadership in the future. Offering flexible work practices and fostering diversity are key components in realising this strategy. Diversity has the added benefit of contributing to a workforce that mirrors the demographics of our customer base. Enabling our leadership and more explicitly embedding our values will also be key.

We aim to better translate our understanding of the risk of climate change into business strategy that will maximise long term value. We will do this through public advocacy; pursuing business opportunities that arise from increased understanding of weather and climate; enhancing management of supply chains to reduce CO_2 emissions; and improving our own environmental performance.

The Sustainability Compact signed with the NSW Department of Environment and Conservation (DEC) is one of the ways in which we hope to deliver on this last aim in Australia. DEC and IAG will be pooling resources and expertise to further improve the environmental performance of our operations, supply chain and facilities. For more details on the Compact see www.iag.com.au.

If we run our operations with a view to being a sustainable business, a series of flow-on benefits emerge for our customers, employees, shareholders and the broader community. These benefits in turn ensure IAG is sustainable and can continue to provide value to stakeholders. This virtuous cycle is illustrated on the following page.

EXTERNAL STAKEHOLDERS

› Expert Community Advisory Committee
› International Advisory Panel (IAP)
› Customers
› Shareholders
› Community
› Regulators

BOARD

› IAG Board
› IAG Risk Management & Compliance Committee (RMCC)
› IAG Audit Committee
› Nomination, Renumeration & Sustainability Committee (NRSC)
› Subsidiary Boards and Audit/Risk/Compliance Committees

MANAGEMENT COMMITTEES

› Operational Review Meeting (ORM)
› Underwriting & Pricing Policy Committee (UPPCo)
› Asset & Liability Committee (ALCo)

OVERSIGHT ROLES

› CEO, CFO, & Executive Team
› Chief Risk Officer & Group Actuary
› Corporate Treasurer
› Group Risk/Regional Chief Risk Officer Functions
› Group Legal
› External/Approved Auditor
› Internal Audit
› Consulting Actuaries

EXECUTION ROLES

› Business Unit Risk Function
› All Managers
› Entire Workforce
› OH&S Representatives
› Project Managers

WHAT WE DO

- Integrate long-term considerations into our products and services
- Deliver great service beyond the claim
- Research and promote home, road, and workplace safety
- Manage according to our values
- Develop and reward our people
- Implement safety, work/life balance and diversity initiatives
- Manage our environmental impacts and advocate on climate change
- Engage with stakeholders
- Manage and identify risks
- Form partnerships with the community


PAYING CLAIMS
UNDERSTANDING & PRICING RISK
DELIVERING SHAREHOLDER VALUE THROUGH
MANAGING COSTS
REDUCING RISK

SOCIETAL BENEFITS

- Affordable and accessible insurance
- Safer communities
- Reduced risk in the home, on the road and in the workplace
- Research and prevention
- Employment
- Underinsurance minimised
- Environmental health
- Supplier sustainability
- Shareholder value
- Contribute to improved work/life balance
- Help parents return to work
- Help older workers re-enter the workforce
- Better health outcomes for injured workers

GROUP OUTCOMES

- Employee engagement, attraction and retention
- Higher productivity
- Customer loyalty
- Product innovation
- Access to capital
- Reduced costs
- Better knowledge of future risks
- Community trust and improved reputation
- Supplier satisfaction
- Improved ability to price risk

EXPERT COMMUNITY ADVISORY COMMITTEE - COMMENTARY

We are pleased to include the independent commentary from IAG's newly formed Expert Community Advisory Committee in this year's report. The Committee is comprised of independent experts who make recommendations to us on the economic, social and environmental impacts of our activities.

As a Committee we have varied expertise in governance, civil society and social capital, crime prevention, climate change, rural and regional concerns, corporate social responsibility and business and a common commitment to transparency and multi-stakeholder engagement. Accordingly, we are supportive of corporations that invite independent guidance to address challenging issues to improve their performance. We have agreed to serve on this Committee to:

- advise IAG on economic, social, environmental and cultural issues to influence sustainable development strategy and performance;
- challenge IAG to address difficult issues; and
- provide advice and counsel on the content of the IAG Sustainability Report.

In this statement, we comment on our role as a Committee since our inaugural meeting in February 2006 and provide our opinion on IAG's sustainability report. During the first six months, we have met twice and have had additional input outside of these meetings. In the course of these meetings we have agreed terms of reference (see www.iag.com. au); discussed with IAG's Executive the Group's approach to sustainability and the issues which impact the business; and advised on improvements which we believe might be made to the sustainability report this year and in future years. One of our early tasks is to understand the means by which the company's key performance indicators are determined and the numbers behind them interpreted.

We thank IAG's Executive members for informing and openly engaging with the Advisory Committee in relation to strategy, stakeholder engagement, risks, opportunities and reporting. Our meetings have been conducted with respect for differing opinions, frankness and constructive criticism.

REPORT ASSESSMENT

Highlights

While the report seeks to address the concerns of all of IAG's stakeholders, we support the choice of employees as the focal point for this year's report. The Committee considers the reporting highlights to include the Group's:

- immediate and ongoing support for communities devastated by natural disasters;
- advocacy in the business community for action to address climate change with policies and the development of climate models to inform this;
- innovative product development to enable customers to reduce their environmental impact e.g. Climate Help online product to allow people to offset their emissions, and the risk radars for farms and offices;
- learning through its experience with Care & Repair that IAG can have a major impact on the livelihood of their suppliers and responding to the responsibility which this places on them;
- decision to develop a code of ethics to address issues which may result from expansion into Asia and IAG's five year plan to generate 40% of its premium offshore;
- approach to research and testing to develop new and safer products for homes and roads; and
- commitment to improving the work-life balance of its employees.

Challenges

We will challenge and work with the Executive to develop stronger frameworks and/or commitments to:

- further address stakeholder concerns (using existing research and databases) through developing a suite of innovative insurance products that create financial and other incentives for customers to reduce their environmental impacts;
- develop a global strategy around supply chain and sustainability that initially is building on recent experience managing supplier relationships in Asia;
- investigate the qualitative and quantitative information behind the key performance indicators to better understand, for example, employee satisfaction;
- investigate further linking of sustainability targets to individual and group outcomes eg. consider ways in which staff can be motivated to support IAG's sustainability goals;
- further improve IAG's employees' understanding and appreciation of the company's values and purpose so that they can better integrate them in their day-to-day work. To the extent possible report the expected beneficial impacts on staff retention;
- develop a policy around investment which addresses where the company will or will not invest;
- take demonstrable actions to make insurance affordable;
- reduce the level of non-insurance or under insurance, which are likely to be exacerbated by climate change impacts and other issues; and
- develop ways in which supply chains and procurement policy can be used to achieve improved outcomes.

We value the opportunity to collaborate on this report and with IAG's Executive on this Advisory Committee and recommend the process to other corporations.

Submitted by
IAG's Expert Community Advisory Committee

Yvonne Grant, Chair
Simon Divecha
Professor Peter Grabosky
Lyn Mayes
Professor Sharon Moore
Warren Mundine
Professor Hayden Raysmith

KEY INDICATORS

ECONOMIC INDICATORS GROUP-WIDE

	RESULTS 04/05	RESULTS 05/06
Gross written premium The total amount we received from customers for the payment of their insurance policies.	**$6,673m***	**$6,435m**
Net earned premium The portion of premiums written which relate to the financial year, minus the reinsurance expense.	**$6,144m***	**$6,132m**
Net claims expense The amount paid out in claims during the year, as well as an estimate of how much we need to pay on unsettled claims, plus claims handling costs such as legal and administrative expenses, less recoveries from reinsurers and other parties.	**$4,090m***	**$3,900m**
Return on equity Net profit attributable to our ordinary shareholders as a percentage of the average equity of those shareholders.	**23.1%**	**22.1%**

* The Group was required to adopt Australian equivalents of International Financial Reporting Standards (AIFRS) when preparing its financial report for the year ended 30 June 2006. For comparative purposes, results for the 2005 financial year have also been restated under AIFRS.

SOCIAL INDICATORS AUSTRALIA

CUSTOMER		RESULTS 03/04	RESULTS 04/05	RESULTS 05/06
Business Volume		**11.8m**	**11.9m**	11.6m
Number of level 2 and level 3 customer complaints		**7,789**	**7,002**	6,098
Customer satisfaction levels		**80%**	**81%**	80%
COMMUNITY				
Contribution to Gross Domestic Product		**0.75%**	**0.74%**	0.67%
Funds for community investment		**$18,225,926**	**$12,347,281**	$14,397,629
Funds for community investment as a percentage of group net profit attributable to shareholders		**2.3%**	**1.6%**	1.9%
Employee volunteering hours		**300**	**5,629**	7,771
WORKPLACE				
Headcount		**10,256**	**9,856**	10,086
Full time versus part time employees	*Full time* *Part time*	**86%** **14%**	**85%** **15%**	84% 16%
Staff turnover rate		**20.5%**	**19.5%**	20.6%
Male to female salary ratio		**$1.42** **$1.00**	**$1.42** **$1.00**	$1.37 $1.00
Women in senior management positions		**30%**	**29%**	32%
Women in Executive positions		**15%**	**11%**	27%
Women on the Board of Directors		**25%**	**20%**	13%
Number of Indigenous employees		**-**	**23**	35
Lost time injury frequency rate		**6.7**	**5.3**	4.9
Number of staff trained in first aid		**784**	**1,858**	1,784
Number of fire wardens		**421**	**536**	442
Funding of OH&S department		**$1,376,949**	**$1,985,187**	$2,125,540
Absenteeism		**3.25%**	**3.54%**	3.54%
Engagement survey response		**88%**	**86%**	76%
Employee engagement score		**53%**	**54%**	56%
IAG population ages 25-34 (inclusive), compared to the Australian labour force of the same group	*IAG* *Australian labour force*		**38.89%** **22.34%***	38.73% 21.93%*

* The Group was required to adopt Australian equivalents of International Financial Reporting Standards (AIFRS) when preparing its financial reports for the year ended 30 June 2006. For comparative purposes, results for the 2005 financial year have also been restated under AIFRS.

*Australian labour force figures supplied by the Australian Bureau of Statistics

ENVIRONMENTAL INDICATORS AUSTRALIA

Electricity use (Note: 05/06 result reflects the period May 05 to June 06)	**5MWh/FTE**	**5MWh/FTE**	5MWh/FTE
Office paper use	**49kg/FTE**	**49kg/FTE**	41kg/FTE
Print paper use	**0.18kgs/ business volume**	**0.23kgs/ business volume**	0.15kgs/ business volume
Recycled commingled waste collected	**195 tonnes**	**232 tonnes**	302 tonnes
Fuel consumption	**3.3kl/vehicle**	**3.5kl/vehicle**	3.3kl/vehicle
Air travel	**2,378kms/FTE**	**3,467kms/FTE**	3,554kms/FTE
CO_2 per FTE	**6.7 tonnes/FTE**	**8.4 tonnes/FTE**	7.9 tonnes/FTE

-22%


7,789
7,002
6,098
2004
2005
2006

AUSTRALIAN NUMBER OF LEVEL 2 & LEVEL 3 CUSTOMER COMPLAINTS

-27%


6.7
5.3
4.9
2004
2005
2006

AUSTRALIAN LOST TIME INJURY FREQUENCY RATE

-16%


49KG/FTE
49KG/FTE
41KG/FTE
2004
2005
2006

AUSTRALIAN OFFICE PAPER USE

+2490%


7,771
5,629
300
2005
2006

AUSTRALIAN EMPLOYEE VOLUNTEERING HOURS

+82%


109 TONNES
60 TONNES
2005
2006

NEW ZEALAND RECYCLED COMMINGLED WASTE COLLECTED

+4%


50%
54%
2005
2006

NEW ZEALAND EMPLOYEE ENGAGEMENT SCORE

SOCIAL INDICATORS AUSTRALIA & NEW ZEALAND (CONSOLIDATED)

		RESULTS 04/05	RESULTS 05/06
AUSTRALIA/NEW ZEALAND CUSTOMER			
Business volume		14.2 million	13.9 million
AUSTRALIA/NEW ZEALAND COMMUNITY			
Funds for community investment ($A)		$14,580,406	$17,163,150
Employee volunteering hours		-	9,665
AUSTRALIA/NEW ZEALAND WORKPLACE			
Headcount		11,830	12,122
Full time versus part time employees	*Full time*	-	85%
	Part time	-	15%
Number of staff trained in first aid		2280	2178
Number of fire wardens		-	546
Funding of OH&S departments ($A)		-	$2,623,840

ENVIRONMENTAL INDICATORS AUSTRALIA & NEW ZEALAND (CONSOLIDATED)

Electricity use (Note: 05/06 result reflects the period May 05 to June 06)	-	4.6MWh/FTE
Office paper use	-	40kg/FTE
Print paper use	-	0.13kgs/business volume
Recycled commingled waste collected	292 tonnes	411 tonnes
Fuel consumption	-	3.1kl/vehicle
Air travel	3,324/FTE	3,484/FTE
CO_2 per FTE	7.2 tonnes/FTE	6.8 tonnes/FTE

SOCIAL INDICATORS NEW ZEALAND

CUSTOMER		RESULTS 04/05	RESULTS 05/06
New Zealand business volume		-	2.3m
New Zealand sales and service satisfaction		88%	88%
New Zealand claims satisfaction		86%	88%
COMMUNITY			
Contribution to Gross Domestic Product		0.63%	0.62%
Funds for community investment ($NZ)		$2,500,000	$3,096,021
Employee volunteering hours		-	1,894
WORKPLACE			
Headcount		1,974	2,036
Full time versus part time employees	*Full time*	93%	91%
	Part time	7%	9%
Staff turnover rate		19%	23.3%
Male to female salary ratio ($NZ)		$1.31	$1.30
		$1.00	$1.00
Women in senior management positions		20%	19%
Number of workplace accidents		12	31
Number of staff trained in first aid		422	394
Number of fire wardens		58	104
Funding of OH&S department ($NZ)		-	$557,851
Absenteeism		3.89%	4.18%
Engagement survey response		91%	87%
Employee engagement score		50%	54%

ENVIRONMENTAL INDICATORS NEW ZEALAND

Electricity use (Note: 05/06 result reflects the period May 05 to June 06)	2.7MWh/FTE	2.7MWh/FTE
Office paper use	37kg/FTE	32kg/FTE
Print paper use	-	0.08kgs/business volume
Recycled commingled waste collected	60 tonnes	109 tonnes
Fuel consumption	1.9kl/vehicle	1.9kl/vehicle
Air travel	2,624kms/FTE	3,155kms/FTE
CO_2 per FTE	1.7 tonnes/FTE	1.6 tonnes/FTE

All economic indicators represent the performance of the Group. All other indicators represent Australian operations and New Zealand operations, as indicated. Where comparability is possible, figures have been collated to produce aggregate indicators of Australian and New Zealand performance.

Pages 12 & 13 are covered by KPMG's assurance statement, with the exception of the sections titled 'Social indicators Australia & New Zealand (consolidated)' and 'Environmental indicators Australia & New Zealand (consolidated)'

Definitions of these indicators, a GRI index and commentary on our performance can be found in the full online report at www.iag.com.au

HELPING OUR CUSTOMERS CONTROL THE WEATHER



Climate is core business at IAG. Nineteen of the 20 largest insurance events in Australia's history have been weather-related. Globally, five out of the 10 largest-ever insurance losses have occurred in the last two years. A warmer climate is expected to increase weather-related incidents and therefore claims, so it makes sense that IAG is focused on doing whatever it can to reduce the risk of climate change.

Four people in IAG decided that they would do just that. Paul Goldsmith, Business Development & Release Manager; Elida Touma, Brand & Community Marketing Manager; Pauline Gregg, Senior Manager, Sustainable Business Practices; and Phil Woods, Sustainability Research Manager, put their heads together and developed a product called Climate Help.

Climate Help is an online tool that customers can use to offset the greenhouse emissions associated with using their car. It's quick and easy to use and is an inexpensive way for customers and employees to mitigate their environmental damage.

"We use 100% of the money to purchase carbon credits," says Phil.

"The carbon credits are a guarantee, backed by NSW Government legislation, that an amount of carbon is being locked away in forests for 100 years."

"We insure more cars than anyone else in NSW alone, so we thought it would be a good place to start."

Climate Help is a first step towards developing sustainable motor products, and provides customers and employees with a means to act now to reduce the risk of future climate change.

The Climate Help website provides the facts about climate change, and shows that offsetting our emissions is only part of the solution. Reducing our emissions is also key, by doing things like choosing a more fuel efficient car and selecting other forms of transport.

For more information see the Climate Help website (www.climatehelp.com.au).

FIRST TO ARRIVE, LAST TO LEAVE



On 20 March, 2006, Cyclone Larry, a category four cyclone, hit Far North Queensland, devastating the town of Innisfail and surrounding communities.

"It was beyond anything I'd ever seen in my 51 years working for NRMA Insurance," says Neville Pike, Assessing Consultant, who was among the first to volunteer to help the stricken community.

"We couldn't believe what we saw. There was no power, no phones, debris on every street."

Neville and his fellow support team quickly set up two caravans to operate as on-site offices in Innisfail and the surrounding areas. More than 2,200 people visited the caravans to lodge claims and get help – such as food vouchers for basic needs, electronic transfers of $5,000 claims advances, access to satellite phones, and tarpaulins.

"There were so many stories of our people helping the community," says Neville. "One of the events that stands out for me was when one of our assessors came back after confirming one of our customer's houses was a write-off. It was the customer's 40th birthday, and he was devastated by the loss of his home. The assessor asked if there was anything we could do."

"I got a $300 voucher and went over to the customer's house. He was having a birthday party on his verandah as it was the only part of the house that had any cover from the pouring rain. He had no roof! I presented him with the gift certificate and wished him a happy birthday. He was so taken aback and really touched, and it made me feel like we were making a difference."

As the emergency response abated, it was clear many customers – and indeed the whole community – had questions about the next steps in the recovery process. NRMA Insurance and CGU went on to fund and coordinate a free community Help Expo two months after the cyclone. The Expo helped equip our customers and the wider community with the right advice on rebuilding their homes and lives.

Attended by more than 700 Innisfail residents, the Help Expo provided information on issues such as rebuilding, planning, demolition, legal matters, taxation, financial planning and trauma counselling.

"We were in Innisfail long before anyone else, and we are still there," says Neville. "We have always been first in and last to leave, whether it was the Sydney hailstorms in 1999 or the Canberra bushfires in 2003. I feel incredibly proud to be part of IAG."

HELPING OUR CUSTOMERS STAY SAFE



We're here to pay our customers' claims. We're also here to help reduce the chance of claims happening at all, which is where Chambodin Boonyinthu comes into the picture.

Chambodin works in our risk management team in Thailand under the NZI brand. Recently, NZI Thailand was approached by Big C Supercenters to help them with their risk management approach.

"We were very happy that Big C Supercenters came to us for help, because risk management is what we do best!" Chambodin explains.

"Our risk management team is made up of experts in the area. We approached the Big C job with a great deal of excitement as they are one of the leading stores in the country," said Chambodin. "We analysed our claims data to work out what their biggest risks were, and then applied what we know about reducing risk to their business."

After applying a risk analysis and assessment to Big C, NZI Risk Management Services prioritised the risks and implemented a risk management system.

Working with all 54 branches of Big C – as well as the two distribution warehouses – NZI Thailand was able to coach and train Big C staff in how to identify and reduce risk in the workplace.

Consistent safety standards and procedures have now been implemented in all branches. In addition, significant improvements have been made to the fire safety procedures, and the new fire protection system now complies with the National Fire Protection Standard. Risk management has been standardised by Big C, and NZI Thailand is hoping to see some significant improvements in the safety performance of this key client.

CUSTOMER FOCUS MAKES THE WESTERN AUSTRALIAN CALL CENTRE A WINNER



Sandy Taseff, Assistant Call Centre Manager at the WA call centre, loves her job. And that's a good thing, given she and her team answer around 5,500 calls from SGIO customers every day.

This year their customer focus was recognised when they were awarded the Australian Service Excellence Award for WA, based on their ability to display a commitment to customer service leadership via people, processes and leadership routines.

Sandy confirms that the customer is at the centre of everything they do.

"We are constantly talking with our team about how we can see things from the customer's perspective. Our team leaders are responsible for coaching and developing their employees so they are always improving the way they help our customers," says Sandy.

"And we give every single person on the team the autonomy to help improve our service."

For example, service consultants Jessica Shynn and Kristy Sutton came up with the idea to give all consultants access to customers' pay-by-the-month histories. Simple enquiries can now be dealt with by the consultants without being escalated. This effectively removes one step from the process and ensures customers receive a much better and efficient service. This change was rolled out across the call centre network after being successfully trialled in WA.

In general, call centres are renowned for high levels of turnover. In WA, the management team has adopted several successful strategies to reduce attrition.

"We're targeting more mature people – over 45s," says Sandy. "They've already done a lot of their 'life stuff' so they tend to be more loyal – they just want to work for a good company."

She also dispels the myths that flexible options and career opportunities are limited in call centres.

"We recruited an evening team – the Nocturnals – on the basis that they can work two days, they can work five days, they can work as few days a week as they like…and they can get stuff done in the morning and work with us in the evenings."

"In terms of development and career opportunities, we've introduced a new service certificate. One hundred of our consultants are about to graduate. And we've introduced senior consultant positions to recognise those people who are good role models, who are living the values."

"I started 19 years ago with SGIO and I still love coming to work every day. This isn't just a job, it's about making a difference for customers."

IAG NEW ZEALAND WELCOMED ON CAMPUS



Every year Georgiana Gray slips on her casual clothes and heads to university campuses to promote IAG New Zealand, which distributes products under the State and NZI brands.

As part of orientation week at seven New Zealand universities, the company installs a stand that is made to look like a student flat so students are encouraged to insure their belongings.

"It's a great campaign, and we always get a lot of attention from the students," says Georgiana. "We try and dress like uni students so that we're approachable to them."

IAG New Zealand has been looking to reduce the under and non-insurance of tertiary students through its State-branded 'Insure Your Stuff' campaign.

Students often don't realise the value of their possessions, and therefore don't think they are worth insuring. The aim of the campaign is to demonstrate how much things can be worth and show the value of getting insurance cover.

"Most students are pleased to see that there's an affordable insurance product out there to protect their stuff," says Georgiana.

The key line of the campaign is 'Insure your stuff, it's worth more than you think'. Students have the opportunity to talk to State staff about the importance of building a relationship and a personal claims history with an insurance company – especially those under 25 looking to buy their first car. In fact, State is the only insurance company that presents at the universities' orientation weeks.

Following the campaign, sales increased by 39% in comparison with last year. The campaign helped build a young customer base and minimise the risk of under- and non-insurance to this group.

"It's a great campaign and I love speaking with the students. It's also a bit of fun to get involved in O-week, and show that we're not the straight-laced insurers that people think we are!" jokes Georgiana.

ASSURANCE STATEMENT

INDEPENDENT REVIEW REPORT TO IAG ON ITS CONCISE SUSTAINABILITY REPORT 2006

INTRODUCTION

We have been engaged by IAG to review selected sustainability performance data (the Performance Data) for the year ended 30 June 2006, as reported in the section titled "Key Indicators" on pages 12 and 13 of the IAG Concise Sustainability Report 2006 (the Concise Report).

SCOPE

The IAG Sustainability reporting and management responsibilities

The management of IAG are responsible for the preparation of the Concise Report and the information and assessments contained within it, for determining IAG's objectives in relation to sustainability performance, and for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived. Management's assertions about the effectiveness of the performance management and internal control systems are included in a separate letter we have received from management.

Review approach

We have conducted an independent review of the Performance Data set out on pages 12 and 13 of the Concise Report for the year ended 30 June 2006, for IAG's Group operations in Australia and New Zealand. The consolidated data titled "Social indicators Australia & New Zealand (consolidated)" and "Environmental indicators Australia & New Zealand (consolidated)" were not included in our review.

There are no mandatory requirements for the preparation, publication or review of sustainability performance data. IAG applies its own internal reporting guidelines for sustainability reporting ("the Criteria"), a concise version of which can be found in the Glossary in the full IAG Sustainability Report 2006 on IAG's website at www.iag.com.au. The selection and suitability of the Criteria is the responsibility of management and our review did not include an assessment of the adequacy of the Criteria. Further, the internal control structure which management has established and from which the Performance Data has been derived, has not been reviewed and no opinion is expressed as to its effectiveness.

Our review was conducted in accordance with the International Standard on Assurance Engagements ISAE 3000 "Assurance Engagements other than Audits or Reviews of Historical Financial Information" issued by the International Auditing and Assurance Standards Board, and with Australian Auditing Standards AUS 108 "Assurance Engagements" and AUS 902 "Review of Financial Reports". A review is limited primarily to inquiries of company personnel and other procedures applied to the compilation and presentation of the quantitative data. A review does not provide all evidence that would be required in an audit thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, do not express an audit opinion.

We performed procedures in order to obtain all the information and explanations that we considered necessary to provide sufficient evidence for us to state whether anything has come to our attention that would indicate the Performance Data has not been presented fairly in accordance with the Criteria established by management.

INDEPENDENCE

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

STATEMENT

Based on our review, which is not an audit, nothing came to our attention to indicate that the Performance Data set out on pages 12 and 13 of the Concise Report for the year ended 30 June 2006 has not been presented fairly in accordance with the Criteria established by management.

KPMG

KPMG

Dr Andries B Terblanche
Partner

Sydney, 25 October 2006

Insurance Australia Group

If you have any suggestions or questions about sustainability at IAG, please contact us at: sustainability@iag.com.au

Printed on Australian-made paper stock, Plantation. Plantation is an environmentally responsible paper, manufactured under Environmental Management System ISO 14001. It contains 100% recycled fibre, including 85% recycled paper waste (a combination of post and pre-consumer waste) and 15% cotton fibre, and the process is chlorine free.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

15 November 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached is a media release in respect of the Annual General Meeting of Insurance Australia Group Limited, which commenced at 10:00am today.

Yours sincerely

Glenn Revell
Group Company Secretary

Attachment (2 pages)

MEDIA RELEASE

IAG
Insurance
Australia
Group
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000 Australia
iag.com.au

15 November 2006

IAG on track to deliver at high end of full year guidance

Insurance Australia Group Limited (IAG) Chief Executive Officer, Mr Michael Hawker told shareholders at the company's annual general meeting today the Group was on track to deliver GWP growth of 8-10% and a normalised ROE above 15% for the full year.

He said, based on the Group's performance during the first quarter, he was confident IAG would deliver results at the higher end of its original GWP growth guidance. He also said there was a possibility GWP growth could exceed 10% given further shareholder accretive acquisitions in the pipeline.

"The momentum in our Australian Personal Lines business has continued into the current year with renewal rates at their highest levels in two years and sales conversions increasing," Mr Hawker said.

"This has been driven by improved technology, a competitive pricing position and a revitalised marketing campaign.

"For the first quarter our Australian Commercial Lines business performed in line with the same period last year in terms of GWP and insurance margin, and our New Zealand business also performed strongly, a pleasing result given prevailing market conditions in both those markets.

"In our Asian business, our 2006 acquisitions in Malaysia and Thailand will make their first full year contribution to our result, and we're confident our recent UK acquisition, will contribute around 3% of our full year GWP target.

"We also have a good pipeline of potential acquisitions which match both our strategy and our strict investment criteria. This includes our agreement with China's second largest insurer, CPPI, which we are still in the process of completing, although progress is slower than anticipated."

During the meeting Mr Hawker reflected on the Group's five year performance and plans to double the size of the Group again by 2012.

"We have largely delivered our five year targets a year early and now plan to grow GWP to $13 billion by 2012. Our overriding aim continues to be sustaining top quartile shareholder returns over the longer term," Mr Hawker said.

"We have firmly established our foothold in Asia and continue to investigate opportunities to transfer our underwriting capabilities in high growth, emerging markets.

"At the same time we have entered mature markets, such as the UK, and are actively pursing niche general insurers, primarily in motor, where we can access new customers and markets, as well as strong local management teams.

"This diversity of products, income stream and geography leads to less volatile earnings and capital diversification, key drivers of the economics of our business."

Launching IAG's third Sustainability Report - 'A single person can make a world of difference', Mr Hawker also announced the company's intention to be carbon neutral within the next five years.

"Climate change is one of the most significant risks currently facing the community, with the increase in catastrophic weather related incidents representing a financial risk to our customers. Our commitment to action on climate change is about ensuring the long-term sustainability of our company and the communities in which we operate."

IAG's 2006 Sustainability Report highlights the Group's performance against social and environmental measures. The full report is available at www.iag.com.au.

For the 2006 financial year, IAG recorded a net profit after tax of $759 million (30 June 2005: $781 million*), and a normalised ROE of 15.8%, above the long term hurdle rate of 1.5x weighted average cost of capital. This was achieved by focusing on customers, maintaining underwriting discipline and containing operating costs.

In view of the Group's continued strong performance, the Board declared its highest ever final dividend of 16 cents per share, fully franked, which was paid on 9 October 2006. This took annual dividends for the year to a record 29.5 cents per share, fully franked, an 11.3% increase on the previous year. IAG also paid a special, fully franked, dividend of 12.5 cents per share in June 2006.

- ends -

The Group was required to adopt Australian equivalents of International Financial Reporting Standards (AIFRS) when preparing its financial reports for the year ended 30 June 2006. For comparative purposes, results for the 2005 financial year were also restated under AIFRS.

About Insurance Australia Group Limited
Insurance Australia Group (IAG) is Australasia's leading general insurance group, with annual gross written premium of more than AUD$6.4 billion, and approximately 12,000 employees. The Group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. IAG's interests in Asia include two businesses in Thailand (NZI Thailand and Safety Insurance), a 30% stake in Malaysia's AmAssurance, a Lloyd's syndicate based in Singapore and the China Automobile Association in Beijing. IAG also recently acquired UK-based Hastings Direct. For further information please visit www.iag.com.au.

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NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Address by Mr James Strong, Chairman
Insurance Australia Group Limited
2006 Annual General Meeting
15 November 2006

Introduction

Before we begin the formal part of the meeting today, I would like to provide an overview of Insurance Australia Group's performance for the 2006 financial year, with a particular focus on our significant progress against our five year strategy and our corporate governance framework.

I will then ask Chief Executive Officer, Michael Hawker, to provide a more detailed review of the operations of the company, an analysis of our operating environment and an update on our outlook for the current year.

Achieving sustainable results

I'm pleased to report that IAG again delivered a solid performance for the 2006 financial year, despite facing one of the most challenging operating environments in many years.

We recorded a net profit after tax of $759 million and our second-highest annual insurance margin and return on equity since listing.

We achieved this by adhering to core strategies, including;

1. maintaining high customer retention in all major portfolios, and
2. adhering to risk and underwriting principles, rather than chasing unprofitable business to build market share.

We contained our expenses, and achieved record investment returns on our shareholders' funds, driven by buoyant equity markets and the additional value generated by our asset managers.

We also benefited from the first financial contribution from our recently acquired Asian operations.

Dividends and shareholder return

On the back of this performance, the Board was able to deliver on its aim to increase dividends by double digits: a fully franked final dividend of 16 cents per ordinary share was declared and paid on 9 October 2006. This brings

ordinary dividends for the year to 29.5 cents per share, representing an 11.3% increase on the previous year.

The continued strength of IAG's financial position allowed for an additional special dividend of 12.5 cents per ordinary share which was paid in June 2006, returning $200 million in surplus capital to shareholders. When added to ordinary dividends, total dividends for the year reached 42 cents per share.

For those of you who have been shareholders since 1 January 2002, your total return at 30 June 2006 was 104.4%. This ranks IAG 25th of all companies in the S&P/ASX 100 index who have operated throughout the same period – something your Board and management are very proud to report.

Delivering on strategy

We have achieved this performance by delivering on the five-year corporate strategy we committed to in 2002.

At that time, we recognised the need to generate scale in Australia and New Zealand, and to diversify our business by geography, product and distribution channel to spread our

risks and generate sustained competitive levels of profitability.

The first and most sizeable step we took was the acquisition of CGU and NZI four years ago, leading to our current position as the largest underwriter, in terms of local gross premium, in Australia and New Zealand. These acquisitions have delivered very significant value for shareholders.

We also recognised the need to move further offshore so we could continue to grow in line with our international peers. However, we have taken a slower and more cautious approach to offshore expansion. Initially we focused on Asia and motor insurance, our core capability. We spent considerable time undertaking extensive research and building relationships.

As a result of that work, over the last 18 months we acquired interests in Thailand, Malaysia and Singapore, and we are seeking to complete a major investment in China's second largest general insurer, China Pacific Property Insurance.

During the past year we also established a team and infrastructure to continue to grow and manage our Asian interests.

Meanwhile we have been investigating opportunities in other regions. Taking into account industry structures, and the attractiveness and availability of particular entities, the UK market was identified as a current priority.

We have maintained our focus on motor insurance as a lead product and in September we announced the next step of our international growth strategy, with the acquisition of the Hastings Group in the UK. Hastings is the UK's 5th largest motor insurance broker, with a strong and distinctive brand name in the motor insurance market, and with plans to expand into other products. We are confident that this acquisition gives us the perfect entry point to the UK market and is a good deal for you, our shareholders.

Corporate governance

To ensure we create value for our shareholders in a sustainable fashion, we are committed to the highest standard of corporate governance. Our corporate governance structure and risk management framework is designed to provide a sustainable balance between our

core operating purpose – understand and price risk, pay claims, manage costs and reduce risk – and our responsibility to provide fair and stable returns to shareholders.

Our approach to governance is based on the view that it must be more than just compliance. While we already have the systems to help comply with a multitude of regulations, codes, rules and practices which govern how we operate, we believe the best protection is a healthy risk management culture based on strong values and a commitment to achieving the company's goals.

To achieve this, the company promotes a culture that rewards transparency, honesty, merit, teamwork and social responsibility.

During the past year, our corporate governance framework has continued to evolve in response to changes in our operation and as a result of our ongoing international expansion. Foremost has been the formation of a new committee, the International Advisory Panel. The panel is comprised of me as chairman, some other members of the Board, senior executives and external advisors.

A key part of the Panel's role is to ensure our governance framework is effective in addressing issues that may arise in the course of our international expansion, as well as to deal appropriately with an expanded Group.

The Panel provides advice and support to the Group's executives to assist them, particularly in the area of culture and relationships, in the effective execution of the Group's strategy of building an international portfolio of general insurance businesses in regions and countries outside Australia and New Zealand.

We are also upgrading our risk framework to cater for our growing portfolio of international interests. Managing risk is at the heart of ensuring IAG's ongoing sustainability and delivery of value to shareholders. Our risk management framework is based on the interaction of the oversight structure, internal policies, key risk management processes and culture.

Our Directors have a constant focus on these important issues and I would like to thank each of them for their consistent contribution over the course of the year.

Board Membership

I take this opportunity to indicate that the Board is planning for the future in terms of its own membership and composition. We will be strengthening the level of international insurance experience as we approach a period when a number of existing Board members will reach the end of the normal expected period of Board service, as indicated in our Board Charter. It is important for us to present to you as shareholders a very capable and skilled Board to ensure continuing high levels of governance and strategic decision-making.

Resolutions

As noted in the Notice of Meeting, Resolutions 1 and 2 ask you to vote on the re-election of two Directors – Neil Hamilton and myself. Neil and I are retiring by rotation in accordance with company's Constitution, and are offering ourselves for re-election. Neil and I will not participate in this particular vote and I will pass the role of chairman of the meeting to Rowan Ross during the discussion of this matter.

In line with the requirements of the Corporations Act, Resolution 3 gives you the opportunity to vote for the

adoption of the remuneration report, which is located within the annual report.

As noted in the report, IAG's executive remuneration policy is designed to ensure we can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team has enabled us to achieve superior long term performance. The principles underpinning IAG's approach to executive remuneration are consistent with our values, and take into account external market practice and internal relativities. The mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short and long term results.

For all IAG employees, our remuneration has to be competitive to ensure we attract and retain the right talent, focused on the delivery of sustainable value to our shareholders.

I believe the strength of our executive team will carry the company forward into its next phase of growth.

Looking forward

We are excited by the opportunities international expansion offers the Group, to take our expertise to other markets and glean insights for our existing markets at home and in Asia. We are continuing to explore opportunities to generate global scale, by building a portfolio of assets throughout international insurance markets.

We are also confident about opportunities for our businesses throughout Australia and New Zealand. We anticipate that strong competition will continue, but we are well placed for the future to maintain our leading market position.

On behalf of the Board, I would like to take this opportunity to express appreciation to Michael Hawker and his executive team. IAG's performance is a reflection of their dedication and leadership, which has helped to create an enthusiastic and productive workforce. I would also like to thank all our people for their contribution to our success in 2006.

And I would like to thank my fellow Board members. It has been my pleasure to work with this group of committed and experienced people.

The current year promises new challenges and opportunities for us in steering the future course for your company.

Finally, I would like to thank you, our shareholders, for your continued support. I can assure you that the Board is fully committed to playing a strategic role in driving the company to achieve our aim of delivering top quartile shareholder return.

2006 AGM Presentation
Michael Hawker
[Slide 1: Title slide]

- Good morning Ladies and Gentlemen, and a very warm welcome to you all, to the 7th Annual General Meeting of Insurance Australia Group.

[Slide 2: Year in review]

- 2006 has been an interesting year for the company, with many highlights and some challenges.

Good Progress on Strategy

- We have made good progress on our strategy to grow the company and to build the platform for a sustainable future. This was despite the fact that the domestic markets were significantly more competitive than the previous few years, with, in particular, the "soft cycle" in commercial insurance intensifying.

Smash Repair Dispute

- After an early, and very public dispute with the NSW Motor Traders Association, and the smash repair industry, which affected our NSW motor portfolio, we finished the year with renewed momentum in that business.

- We focussed on our customers, acknowledged our mistakes, changed our management, renewed our marketing, improved our customer service offerings, and our NSW motor insurance renewal rates have reached their highest level in this portfolio since listing the company.

- [Slide 3: Momentum in Personal Insurance]. The graph of our NSW motor insurance renewal rates, illustrates this very well. Unfortunately this had a negative impact on our second half profitability, due to the lag effect of changing volumes on profitability, and this lag effect will take another nine months before it is behind us.

Natural Disasters

- [Slide 4: Cyclone Larry & NZ snow storm]. As usual, during the year we dealt with a number of natural catastrophes, including Cyclone Larry in North Queensland, and major snowstorms in New Zealand. The losses we sustained from these two events pushed our losses above the average expected losses from our property insurance portfolios.

- Our people did an outstanding job in helping our customers rebuild their properties, with General Peter Cosgrove signalling out your company as among the best in responding to its customers. In fact he labelled us the "front-runner".

- Our people take immense pride in being able to respond quickly, professionally and empathetically to our customers.

Asian Expansion

- [Slide 5: Established a presence in Asia] After over two years of research, identifying opportunities, and building relationships, we were able to make some investments in Asia. We believe these markets will provide significant and profitable growth opportunities for the company.

- These markets have high economic growth rates, are being opened to foreign investment, and are under-developed in terms of general insurance. Many local general insurance companies are looking for skilled foreign partners, suiting our desire to enter these markets. The domestic insurers provide quality personnel, good distribution, market knowledge, and customer data. We provide high quality underwriting skills, good risk management and governance capabilities, technology, and data management skills – particularly in motor car insurance.

- Since last speaking to you we have acquired interests in Thailand, Malaysia, and Alba, the first Lloyd's of London multi-line syndicate based in Asia, which is located in Singapore. We have also secured an agreement to purchase 24.9% of China's second largest general insurer, CPIC. We are still waiting for final approvals, although progress has been slower than anticipated.

Awards

- [Slide 6: Award winning performance] We were awarded a number of accolades this year including:

  General Insurance Company of the Year
  Australia and New Zealand Insurance Industry Awards

  Triple Bottom Line Award
  World Environment Day Awards, United Nations (Australia)

  Underwriter of the Year – NZI
  Insurance Brokers' Association of New Zealand Awards (New Zealand)

  Large Business of the Year
  National Sustainable Business Awards (New Zealand)

  Inclusion in the FTSE4Good index and the Dow Jones Sustainability Index

Results

- [Slide 7: 2006 Results] As reported at our end of year results announcement we delivered a net profit after tax of $759 million, with our second highest ROE and insurance margin since listing.

Double Digit Dividend Growth

- This enabled us to pay a dividend of 29.5 cents a share fully franked, an increase from last year of 11.3%. Due to our strong capital position and the buoyant equity markets inflating our expected annual return, we were also able to pay a special dividend of 12.5 cents a share fully franked.

Review of the Past Five Years

- This year is my fifth with Insurance Australia Group, so I thought it might be timely to review our progress against the five year strategy we set from the financial year ending 30 June 2002.

Five year growth rates on track

- [Slide 8: GWP: Four year growth 15.5% p.a.] Our growth rate in Gross Written premiums for the first 4 years has been 15.5%. This growth rate is on track to meet our stretch goal of doubling our Gross Written Premium over five years. Also our business is far more diversified than it was before.

- [Slide 9: Profit: four year normalised growth 15.3% p.a.] For the same period our actual profit growth has grown at an annual compound growth rate of 39.6%. (This percentage growth rate was calculated over the past five years – not the last four, as the company had a loss in 2002, which would have made this percentage growth rate in profit unrealistically high.)

- However, this has been boosted by very buoyant equity markets, and the more realistic way to look at the profit growth is on a normalised basis (ie use the long term expected return on our investment portfolios). On this basis our profit growth has been almost identical to the top line growth rate at 15.3%.

- [Slide 10: ROE four year average 15.7%] Our returns on equity have been improving and have averaged 15.7% over the past four years, which is above our target of 1.5 times our weighted average cost of capital (WACC).

- We have maintained our capital strength with a Standard & Poor's financial strength rating of AA (for our key wholly owned insurance operating entities).

- [Slide 11: Dividends four year growth 29.5% p.a.] Due to the financial performance and the capital strength of our company we have been able to increase the dividends of the company by an annual compound growth rate of 29.5% over the past four years.

- This year we were also able to return $200 million of excess capital to shareholders with a special dividend of 12.5 cents per share. All these dividends have been fully franked.

Economics of General Insurance

- These financial outcomes have been achieved by remaining extremely focussed on what drives the economics of our business – the general insurance business.

- In the general insurance business, to remain profitable and successful over a long period of time, you must have: a consistently competitive customer proposition; outstanding personnel; a high performance and community-aware company culture; market leading risk management and pricing skills; and be generating annually compounding double digit growth rates in both Premium Income and Profit.

Insurance Cycles

- Annualised double digit GWP growth rates require growth coming from both organic means and through acquisition. Up until this year our growth rate has been generated by an approximate 5.5% organic growth rate and an approximate 17.5 % acquisitive growth rate. This year, due to the combination of the smash repairer dispute, falling premiums in the liability classes due to reducing claims costs following Tort Law reform, premiums falling in many commercial classes due to competitive pressures, and premiums falling in some classes to unprofitable levels, our organic growth rate actually reduced.

- [Slide 12: Australian general insurance cycles] You can see from the slide shown that the Australian general insurance market is in a period of declining profitability.

Acquisitions

- As general insurance markets tend to have cyclical profit patterns, having the ability to acquire businesses in markets that are improving in profitability and also provide diversification, both in terms of earnings and capital, is critical to our company's success.

- Over the past four years the company has successfully acquired 10 businesses, disposed of two, and been under-bidders on many more. These acquisitions have all been earnings accretive within 18 months, and have substantially broadened the capacity and expertise of the company.

- [Slide 13: Our operations today]. The offshore acquisitions have also provided the company with many more profitable growth options, as can be seen from the slide. Our five year strategy objective of building an Asian foothold has been achieved.

- More recently we have also had the opportunity to build a foothold in the UK market, with the purchase in September of the Hastings and Advantage insurance companies. In addition to the business fundamentals being attractive, the economics of this transaction are enhanced by the diversification of capital between the motor liability markets in the UK and Australia.

- We have built a very capable acquisition team, which has executed the last four acquisitions, using largely internal resources.

Improving Company Competitive Capabilities

- Of course building sustainable companies requires building strong internal capabilities. Put simply, this requires having well trained people who are

strongly committed to the company, driving systematic improvements in your customer proposition, managing resources efficiently, maintaining strong risk management and governance standards, and having an understanding of your impact on the community.

Customer Measures Strong and Improving

- [Slide 14: Customer measures strong]. As you can see from the slide, the brand health of our retail brands is improving, with NRMA still the premier insurance brand in Australia.

- Our customer retention and renewal rates are high and improving, we have improving claims satisfaction in Australia, improving customer satisfaction in New Zealand, and our complaints continue to fall.

Employee Engagement is Improving

- [Slide15: Employee engagement]. To measure the level to which our people are committed to our company, we use an internationally recognised measure developed by Hewitts. Using this measure over the past four years we have systematically improved the "engagement" of our people.

- We are an accredited training organisation, and this year we have developed, and launched an Insurance Academy for our commercial classes of business, both in New Zealand and Australia.

Managing Resources Efficiently

- [Slide16: IT costs down, effectiveness up]. Over the past four years we have implemented a number of efficiency initiatives. These have enabled the company to keep its operational costs flat within existing businesses over the past three years.

- One area in which we have had considerable success is with our information and technology. We have reduced IT costs for the company by 3.9% p.a. over the past four years, when at the same time improved the reliability by over 40% p.a., and increased dramatically the functionality.

- With respect to costs, it should also be noted that we are carrying the cost of our Asian Regional Management infrastructure, which we introduced to effectively manage the growth of our Asian businesses. This regional structure can be significantly leveraged, as our growth aspirations within Asia can be locally managed, without adding further regional management infrastructure.

Our Impact on the Community

- [Slide 17: Our Sustainability Report]. For the past three years we have published our Sustainability Report. Today I am releasing our third Sustainability report which is titled "A single person can make a world of difference".

- This report illustrates that we have made substantial progress on a broad set of community measures. It can be found on our website www.iag.com.au.

Carbon Neutrality by 2012

- As an insurance company we have been very concerned about the risks and impact of climate change on our community for a number of years.

- We have been working, on ways to reduce our own CO_2 emission footprint, alerting the community about the risks of climate change, and researching opportunities for our customers to benefit from CO_2 reducing activities.

- These activities have been beneficial to our business, through reducing cost, attracting employees, and enhancing our customer proposition.

- Today I would like to further our efforts, by announcing our intention to be carbon neutral within the next five years.

Outlook

- [Slide 18: Outlook slide] I mentioned earlier that we have renewed momentum in our NSW personal lines business. I indicated the improvement in our renewal rates, but we have also had improvements in our sales conversion levels. [Slide 19: Sale conversions trending up].

- This has been driven by a combination of three factors: - Implementation of our new technology giving us a single customer profile, competitive pricing and a revitalised marketing campaign.

- [Slide 20: First three months of this financial year]. In the commercial lines of our business the "soft cycle" continues. Despite this, we have performed in line with the same period last year both in terms of Gross Written Premium, and Insurance Margin. We will continue our disciplined underwriting approach that is focussed on maintaining insurance margins and strong customer relationships, rather than chasing unprofitable business.

- Our New Zealand business continues to perform solidly, however the AUD:NZD exchange rate has been unfavourable over the past few months.

Full Year Guidance

- [Slide 21: Outlook: year ending 30 June 2007]. Having purchased the businesses in the UK recently, we have firmed our full year guidance.

- At the time of our results we expected our GWP to grow by 5-10%. With this UK purchase we expect the GWP growth rate to be at the higher end of the range, between 8-10%.

- There is also some possibility that it could go above the range as we have more potential acquisitions in the pipeline.

- We also still expect the normalised ROE to be in excess of 15% for the year.

- For the first six months we expect GWP to grow by 3-5% over the same corresponding period last year.

Summary

- [Slide 22: Strategy remains on track]. In summary our strategy remains solidly on track. We are building platforms for long-term growth and profitability, both organically and through acquisition.

- The businesses have momentum, in a highly competitive market environment.

- We are improving the inherent capability of our business, and we are strongly capitalised.

- [Slide 23: IAG share performance]. We remain focussed and committed to our strategy that has delivered solid returns for our shareholders over the past four years, and I am confident that it will deliver ongoing value in the coming years.

Thank you for your support.

[Slide 24: AGM Slide]

Annual General Meeting 2006

IAG
Insurance Australia Group

Michael Hawker
Chief Executive Officer

15 November 2006

Insurance Australia Group Limited ABN 60 090 739 923

IAG
Insurance
Australia
Group

Year in Review

Momentum in Personal Insurance



NSW Car Comprehensive
Adjusted Weekly Due Renewal Rate
95.0%
94.0%
93.0%
92.0%
91.0%
90.0%
89.0%
88.0%
87.0%
86.0%
Weekly Renewal Rate
Week ending 17/09/2006
27-Jun-04
19-Sep-04
12-Dec-04
06-Mar-05
29-May-05
21-Aug-05
06-Nov-05
29-Jan-06
23-Apr-06
16-Jul-06
Week due (Week ending)
FY07

IAG Insurance Australia Group

Cyclone Larry & NZ snow storm

IAG Insurance Australia Group





Established a presence in Asia



太保网 1
CAA
AmAssurance 2
IAG ALBA

1. This logo is the property of China Pacific Property Insurance (CPPI). IAG is seeking to acquire 24.9% of CPPI; the transaction is not yet complete.
2. IAG owns 30% of AmAssurance.

Award winning performance

Insurance Australia Group

WINNER	**General Insurance Company of the Year** Australia and New Zealand Insurance Industry Awards
WINNER	**Triple Bottom Line Award** World Environment Day Awards, United Nations (Australia)
WINNER	**Underwriter of the Year – NZI** Insurance Brokers' Association of New Zealand Awards
WINNER	**Large Business of the Year** National Sustainable Business Awards (New Zealand)
MEMBER	**FTSE4Good index series** **Dow Jones sustainability index**

Insurance Australia Group

2006 Results

- Net profit after tax of $759 million
- Second highest ROE and insurance margin
- Dividend of 29.5 cents per share fully franked
  - Up 11.3% on FY05
- Special dividend 12.5 cents per share fully franked
  - Returned $200 million to shareholders

For the year ended 30 June.

GWP: four year growth 15.5%pa

Growth and diversification achieved

Gross Written Premium by line of business


% premium written outside NSW/ACT
40%
42%
51%
56%
57%
57%
$3.6bn
5%
17%
9%
4%
18%
47%
$6.2bn
4%
12%
16%
4%
3%
20%
37%
$6.4bn
3%
11%
21%
22%
34%
$6.7bn
3%
10%
22%
4%
21%
33%
$6.4bn
4%
10%
20%
4%
22%
34%
$6.6bn*
1%
5%
10%
20%
4%
22%
34%
FY02
FY03
FY04
FY05
FY06
FY06 Pro-forma*
Motor
Home
Health
Other Short-tail
Short-tail Commercial
Liability
CTP/Motor liability
Workers' Comp
AmAssurance

For the year ended 30 June.

Profit: four year normalised growth 15.3%pa

IAG Insurance Australia Group



$m
800
600
400
200
0
-200
Normalised profit
four year growth rate 15.3%pa
Actual four year growth rate 39.6%pa
307
-25
360
132
434
636
601
781
542
759
FY02
FY03
FY04
FY05
FY06
Normalised NPAT to ordinary shareholders
Actual NPAT to ordinary shareholders

For the year ended 30 June.

ROE: four year average 15.7%


25%
20%
15%
10%
5%
0%
13.9%
5.1%
14.4%
21.1%
18.8%
24.5%
15.8%
22.1%
FY03
FY04
FY05
FY06
ROE (Normalised) attributable to holders of ordinary shares
ROE (Actual) attributable to holders of ordinary shares

Normalised ROE four year average 15.7%

For the year ended 30 June.

Dividends: four year growth 29.5%pa


Dividends per share
Cents per share
50.0
40.0
30.0
20.0
10.0
0.0
Ordinary dividends
four year growth rate
29.5%pa
42.0
10.5
11.5
22.0
26.5
29.5
FY02
FY03
FY04
FY05
FY06
Dividends per share
Special dividend

For the year ended 30 June.

Australian general insurance cycles

IAG Insurance Australia Group



Combined Operating Ratio
Underwriting Profit
Underwriting Loss
Combined Operating Ratio (%)
80%
90%
100%
110%
120%
130%
140%
150%
160%
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
Year Ended June
Personal lines
Commercial
Personal injury

Source: APRA and company estimates.

Our operations today



Hastings DIRECT
peoples choice
N°4
ALBA
AmAssurance
CAA
太保网 1
NRMA INSURANCE
SGIO
SGIC
RACV 2
3
Mutual Community 3
General Insurance
CGU
Swann Insurance
STATE
N°4

1. This logo is the property of China Pacific Property Insurance (CPPI). IAG is seeking to acquire 24.9% of CPPI; the transaction is not yet complete.
2. IAG distributes products through RACV.
3. These logos are the property of IAG's joint venture subsidiaries.

Insurance Australia Group Limited ABN 60 090 739 923

Customer measures strong

Health of retail brands remains strong in Australian direct personal lines



Brand Health (Direct Personal Lines)
60
55
50
45
40
35
30
Base
Jan - Mar 03
Jul - Sep 03
Jan - Mar 04
Jul - Sep 04
Jan - Mar 05
Jul - Sep 05
Jan - Mar 06
Jul - Sep 06
NSW
QLD
WA
SA

Claims satisfaction remains strong in Australian direct personal lines



Claims Satisfaction Level
(Direct Personal Lines)
95
90
85
80
1H04
2H04
1H05
2H05
1H06
2H06

Customer complaints continue to trend below 0.02% in largest portfolio



Customer Complaints/Policies in Force ratio
(Direct personal lines portfolio)
Excluding claims
750
650
550
450
350
250
150
50
-50
No. of Complaints
0.025%
0.020%
0.015%
0.010%
0.005%
0.000%
Complaints to policies in force ratio
1H03
2H03
1H04
2H04
1H05
2H05
1H06
2H06
Average number of Complaints
Complaints to Policies in Force Ratio

NZ strong overall customer satisfaction score



NZ Overall Customer Satisfaction Score
88
86
84
82
80
78
12 month moving average
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06

IAG Insurance Australia Group

Employee engagement




0%
25%
40%
60%
100%
Critical Zone
Serious Zone
Stable Zone
High Performance Zone

Employee Engagement Score: IAG Australia

Year	2003	2004	2005	2006
Score	45%	53%	54%	56%

IT costs down, effectiveness up



IT Costs
$m
350
300
250
330*
323
313
280
278
FY02
FY03
FY04
FY05
FY06



Priority 1 Outages
400
300
200
100
0
Q2 FY04 Oct03-Dec03
Q3 FY04 Jan04-Mar04
Q4 FY04 Apr04-Jun04
Q1 FY05 July04-Sep04
Q2 FY05 Oct04-Dec04
Q3 FY05 Jan05-Mar05
Q4 FY05 Apr05-Jun05
Q1 FY06 Jul05-Sep05
Q2 FY06 Oct05-Dec05
Q3 FY06 Jan06-Mar06
Q4 FY06 Apr06-Jun06

For the year ended 30 June. * Includes CGU prior to acquisition by IAG.

Our sustainability report


A SINGLE PERSON CAN MAKE A WORLD OF DIFFERENCE
IAG

-22%


7,789
7,002
6,098
2004
2005
2006

AUSTRALIAN NUMBER OF LEVEL 2 & LEVEL 3 CUSTOMER COMPLAINTS

-16%


49KG/FTE
49KG/FTE
41KG/FTE
2004
2005
2006

AUSTRALIAN OFFICE PAPER USE

+82%


60 TONNES
109 TONNES
2005
2006

NEW ZEALAND RECYCLED COMMINGLED WASTE COLLECTED

-27%


6.7
5.3
4.9
2004
2005
2006

AUSTRALIAN LOST TIME INJURY FREQUENCY RATE

+2490%


300
5,629
7,771
2005
2006

AUSTRALIAN EMPLOYEE VOLUNTEERING HOURS

+4%


50%
54%
2005
2006

NEW ZEALAND EMPLOYEE ENGAGEMENT SCORE

IAG Insurance Australia Group

Insurance Australia Group Limited ABN 60 090 739 923

Outlook

Sales conversions trending up

Insurance Australia Group

Australian Direct Personal Lines
National Sales Conversion Rates
for Telephone Call Centres



Sales Conversion Rate (%)
50%
48%
46%
44%
42%
40%
38%
36%
34%
32%
30%
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06

First three months of this financial year

Insurance Australia Group

- Performance in line with our guidance
- Continuing momentum in personal lines
  - Renewal rates at highest level in two years
  - Marketing initiatives well received by customers
  - Improving conversion rates on new business
- Commercial lines GWP in line with FY06
  - Workers' compensation & liability performing well
- NZ continues to deliver solid performance (in NZ$) in a competitive market

Outlook: year ending 30 June 2007

IAG Insurance Australia Group

Outlook firmed from full year announcement

- Generate GWP growth of 8 – 10%
  - GWP growth in first six months 3 - 5% on 1H06
- Further shareholder accretive acquisitions in the pipeline
- Deliver normalised ROE above 15%

Subject to no large losses or catastrophes beyond our allowances, no major falls in bond values, and no material movement in current foreign exchange rates.

Strategy remains on track



Progress
Delivered
Generation of domestic scale
Generation of domestic organic growth and profitability
Today
Generation of international growth and profitability
Time
1998
2003
2004
2005
2006
...2012

IAG share performance

Insurance Australia Group


IAG share performance - since listing
300.00
250.00
200.00
150.00
100.00
50.00
0.00
S&P/ASX All Ordinaries Accumulation Index
S&P/ASX 100 Accumulation Index
IAG Share Price Including Reinvestment of Dividends
Note:
Dividends are assumed to be reinvested using the close price on ex date.
Further value exists when taking the 100% franking of dividends into consideration.
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

IAG
Insurance
Australia
Group

Annual General Meeting 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	1 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of ordinary shares allocated under Insurance Australia Group Limited (IAG) employee Bonus Equity Share Plan (BESP) and held in trust by IAG Share Plan Nominees Pty Limited. The determination to choose shares issued under the BESP in lieu of a cash entitlement was made before 30 June 2006.
Date of change	26 September 2006
No. of securities held prior to change	1. 1,378,059 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited.
Class	Ordinary Shares
Number acquired	59,817
Number disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$316,750
No. of securities held after change	1. 1,378,059 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited. 3. 59,817 ordinary shares in IAG issued under IAG's Bonus Equity Share Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of shares under IAG Bonus Equity Share Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	10 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 October 2006
No. of securities held prior to change	1. 4,990 (Direct interest) 2. 96,278 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	150
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$798
No. of securities held after change	1. 5,140 (Direct interest) 2. 96,278 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of ordinary shares under IAG Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

29 September 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FOR IMMEDIATE RELEASE TO THE MARKET

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') – NOTES FROM TELECONFERENCE BRIEFING

Following this morning's announcement of the acquisition of Hastings Insurance Services Limited and Advantage Insurance Company Limited, IAG held a teleconference attended by investors, analysts and media. Notes from this briefing are attached for the information of investors.

Yours sincerely

Anne O'Driscoll
Company Secretary

Notes of teleconference on announcement of Hastings & Advantage acquisitions – 29 September 2006

Introduction:

- I am pleased to announce that we are acquiring Hastings Insurance Services Limited and Advantage Insurance Company Limited, subject to regulatory approval.
- Hastings is the UK's 5th largest motor insurance broker, which trades under the names of Hastings Direct and Peoples Choice.
- These are high profile brand names in the UK market and operate over the telephone and the internet (there are no branches – this is often call telebroking).
- Advantage, based in Gibraltar, is a direct personal lines insurer, specialising in motor and underwrites about 20% of the GWP generated by Hastings.
- This acquisition is the next step in our international expansion strategy.
- We have established a foothold in Asia through acquisitions in Malaysia, Thailand and Singapore; and are progressing a major transaction in China.
- As discussed at our recent results announcement, we are continuing to investigate potential expansion prospects in general insurance markets in Asia and Europe.
- We are building the Group's portfolio in both mature and emerging markets, aiming to achieve diversity of products, income stream and geography. This leads to capital diversification, a key driver of the economics of our business.
- We use different models for different markets. Our strategy in mature markets like the UK is to target successful general insurance businesses, primarily in motor, where we can access new customers and local market expertise, while leveraging our product, underwriting and claims capabilities to enhance their growth profile.
- Philosophically, we like local management teams that understand local market dynamics and customers, and have a good track record at growing their business. To that mix we can add our expertise in product and underwriting to continue to grow the business.
- This acquisition gives us the perfect entry point to the UK market.

Why the UK?

- We have been researching the European market for a number of years.
- The UK insurance industry is the largest in Europe and the third largest in the world.

- In 2005, the UK general insurance lines delivered total new premiums of A$78 billion (£31.2 billion), with an underwriting profit of A$4.3 billion (£1.7 billion).
- By focusing on niche general insurance businesses, primarily in motor, we can access new customers and local market expertise.
- The UK market provides capital diversification benefits.

Market context and distribution dynamics

- In nine of the past 11 years the UK motor insurance market has lost money, however a number of motor insurance businesses have been profitable throughout that time period. Hastings and Advantage have been profitable since inception.
- The profitability of the UK motor market is generally considered to be improving, with the majority of the major players recently announcing increasing motor premiums.
- In the UK, customer segmentation and marketing is highly sophisticated – which can offer learnings for our existing markets at home and in Asia.
- In the UK, general insurance is sold separately from life and savings, which is different to the rest of Europe but similar to Australia.

Why Hastings?

- Hastings is the 5th largest personal lines intermediary in the UK, with a strong and distinctive brand name in the motor insurance market, and with plans to expand into other products.
- It has relationships with more than 40 underwriters which ensure it can provide customers with a competitive quote across a wide range of vehicles and demographics.
- We are buying a successful specialist company, which has grown very strongly in a competitive mature market and with enormous growth potential. The Hastings brand is very well-known, largely through innovative marketing and highly competitive offerings.
- Hastings focuses on providing services via customer call centres and the internet, and is a full-service broker, which manages sales, service and claims.
- The company is renowned for its use of technology and high service levels. For example, 90% of calls are answered in six seconds.

- Hastings has experienced compound growth of 20% per annum over the past five years, compared to overall market growth of approximately 4% in GWP in the same years.
- In calendar year 2006 Hastings is on track to achieve around A$500 million (£200 million) of brokered GWP, from which it earns commission (typically in the range 12-15%).
- Hastings has a significant customer base of almost one million policyholders, and a very scaleable infrastructure - over 1,400 staff in three locations, handling more than 4 million inquiries each year.

Advantage?

- Advantage Insurance Company Limited is one of the underwriters on Hastings' panel and also accepts business from a network of 500 intermediaries.
- Typically it underwrites lower risk motor policies but it is also a leading underwriter of motorcycle policies.
- Whilst it is small, Advantage is licensed to underwrite business anywhere in the EU, an obvious leverage opportunity.
- We also believe that we can leverage our reinsurance infrastructure in Labuan to maximise capital efficiency.
- In calendar year 2006 Advantage is expected to underwrite A$250 million (£100 million) of GWP.

Management

- The current management team is largely unchanged since the company was formed in 1997. They have done an excellent job of establishing Hastings as one of the UK's leading motor insurance distributors, producing strong profits over many years. With our support, they can continue to grow the business. I look forward to working with them and Chief Executive Peter Connell, who will report directly to me.

Purchase details

- We believe this is good deal for our shareholders.

- While there is currently a single owner of both businesses, this transaction involves a number of different entities and assets. It's probably best summarised as a purchase price of 1.2 times net assets for Advantage and 10.5 times anticipated calendar year 2006 earnings for Hastings. In total, the purchase price is A$350 million (£140 million) and equates to an aggregate price to book of about 2.0 times.
- We expect that by June 2007 Hastings will contribute about 3% of our 5-10% GWP growth target.
- The acquisition meets our strict acquisition criteria, and I am confident it will be EPS positive in 18 months.
- The acquisition, which is subject to regulatory approval, will be fully funded from surplus capital and term debt.

Next steps

- Bring Hastings employees under the IAG umbrella and ensure they feel part of our global Group.
- We will work with the local management team and staff to drive Hastings success and our presence in the UK.

82-3482

IAG ANNUAL REPORT 2006

A RISK MANAGEMENT STORY: PART 3 (FROM OUR PEOPLE'S PERSPECTIVE)

"I NEVER THOUGHT I'D WORK FOR AN INSURER..."

IAG Insurance Australia Group

Concise Annual Report 2006, Insurance Australia Group Limited, ABN 60 090 739 923, www.iag.com.au

"...WHICH DOES MORE THAN JUST PAY CLAIMS."



PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
SHAREHOLDER VALUE
REDUCING RISK
MANAGING COSTS

This annual report – 'part three' of a risk management story – explores how Insurance Australia Group (IAG) operates, this time through the eyes of the people who work there.

It follows last year's report – 'part two' – told from our customers' perspective, while 'part one' introduced the series. We trust this series of reports will help you view each 12-month performance as part of a long-term investment.

Many of the people at IAG would tell you they didn't grow up dreaming they'd work for an insurance company.



IAG ANNUAL REPORT 2004
IAG ANNUAL REPORT 2005

But the fact is, about 12,000 people work at IAG, and most of them stay for many years. Why? Because simply by doing their jobs, they are able to make positive changes to the communities in which they live. And they soon realise that without insurance, many people's lifestyles or businesses could be destroyed.

Our employees' decisions are guided by four principles...

PAYING CLAIMS:
CUSTOMERS EXPECT THEIR CLAIMS WILL BE PAID. THAT'S WHY WE'RE HERE.
But what makes us different is the way we pay claims – we focus on replacing their goods or getting them back on the road or back to work as quickly as possible.

UNDERSTANDING AND PRICING RISK:
WHEN CUSTOMERS TAKE OUT INSURANCE THEY WANT TO KNOW THE PRICE WE CHARGE IS ACCURATE AND FAIR.
That's why we use our extensive data records to help us calculate each customer's premium to ensure it is neither overpriced nor underpriced.

MANAGING COSTS:
OPERATING COSTS ARE FACTORED INTO PREMIUM PRICES, SO WE MUST BE AS EFFICIENT AS POSSIBLE.
IAG's large scale allows us to manage costs through access to volume discounts across the supply chain, without sacrificing quality, thereby keeping costs per policy down.

REDUCING RISK:
NO ONE WANTS TO EXPERIENCE THE HARDSHIP THAT LEADS TO MAKING AN INSURANCE CLAIM.
IAG invests in programs to reduce the incidence of crime; make our roads, homes and workplaces safer; help prevent fires; and reduce our environmental impact – because the fewer risks there are, the better for everyone.

...stories of how these principles work in practice can be found on the following pages.

CONTENTS

PAYING CLAIMS



"WE JUMPED INTO ACTION AS SOON AS WE HEARD ABOUT THE DISASTER."



PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
MANAGING COSTS
REDUCING RISK

"I saw the pictures of Cyclone Larry at home on the TV. You could see from the devastation that many homes would be a total loss, and like most people, I was keen to help in any way I could. The next day I travelled to Innisfail and visited as many of our customers as we could find, assessing the damage to their properties and getting their claims moving.

"It was completely shattering for those people who had lost everything, so I was really pleased that we were able to pay out millions of dollars to our worst affected customers within the first week."

Chris Laughton, Claims Assessor



Chris Laughton, a Claims Assessor from Brisbane travelled to Innisfail the day after Cyclone Larry hit, to help CGU and NRMA Insurance customers sort out their home insurance claims quickly.

24-HOUR HELPLINE CALLS

Number of customer calls for emergency assistance through our 24-hour Helpline during the year:

24,926

CUSTOMER SATISFACTION INDEX

Overall measure of customer satisfaction in our largest portfolios of direct motor and home insurance in Australia:

05 81%

06 80%

THE COST OF A CLAIM

On average, when IAG pays a claim, these are the expenses incurred:



- payments to policyholders
- assessing
- legal
- administration

UNDERSTANDING AND PRICING RISK



"WHO ELSE CAUSES HAIL DAMAGE FOR A LIVING?"


PAYING CLAIMS
REDUCING RISK
MANAGING COSTS

"My friends think I have the coolest job because we use science to test the performance of roof tiles against hail damage. After we fire a hailstone into tiles, we examine the damage to find out how much it would cost to repair a whole roof. It's interesting that two tiles which seem the same can be subjected to the same test, but the ultimate repair bill can vary up or down dramatically.

"The information adds to our collective knowledge about hail damage, which in turn helps us make decisions about premiums. The more we understand about building materials and the cost of repairs, the more accurately we can price our premiums."

James Thomson, Project Engineer



James Thomson, a Project Engineer at IAG's Newington Research Centre, lines up a hail cannon to test the durability of roof tiles, while Matthew Hennessy, Workshop Assistant, loads a hailstone.

TOTAL PROPERTY VALUES INSURED

Total property values insured by IAG as at 30 June 2006:

BUSINESS VOLUME

The number of policies and risks that IAG insures:

03	**13.3 m**
04	**14.1 m**
05	**14.2 m**
06	**13.9 m**

IAG'S PEOPLE INVOLVED IN MANAGING RISK

Around 12,000 employees across different areas of our business are involved in managing risk:



claims management
sales and distribution
corporate and infrastructure
risk management

MANAGING COSTS



"HELPING PEOPLE GET ON WITH THEIR LIVES SOONER IS A WIN FOR EVERYONE"



PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
REDUCING RISK
MANAGING COSTS

"It's funny to say, but when I began studying public health not long ago, no-one on the course could believe I worked for an insurance company. But when you think that we look after injury claims for around 40,000 people at any one time, understanding medical research and epidemiology makes a huge amount of sense.

"Our team administers funding for medical researchers to understand how to improve treatment, and the cost of treatment, for people with injuries sustained in the workplace or in car accidents. By doing this, we hope to help the people we care for get on with their lives, which is great for them, and it's also good for our business, the healthcare industry and the community."

Petrina Casey, Manager of Policy, Research and Planning



Petrina Casey, Mana
Policy, Research an
discusses with Dr
research into spi
for SpinalCure.

ADMINISTRATION RATIO

Our administration ratio (which is underwriting and administration costs measured as a percentage of our net earned premium):

19.6%

BUSINESS VOLUME PER FULL-TIME EMPLOYEE

The number of policies and risks that IAG insures per FTE:


03 1,235
04 1,199
05 1,235
06 1,225

CONTRIBUTORS TO THE COST OF RUNNING OUR BUSINESS

The split between costs and underwriting profit for every dollar of premium IAG received, for the year to 30 June 2006:


reinsurance expense
claims expense
underwriting and administration
government levies and taxes
commissions
underwriting profit



"WE TRY TO HELP STOP INJURIES FROM HAPPENING IN THE FIRST PLACE."


PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
MANAGING COSTS
REDUCING RISK

"Most people only think about insurance when they pay a bill or have to make a claim. In my job, we help employers to spot health and safety risks in their workplace that could lead to a claim, and find ways to minimise the problem.

"It's like a cycle – the more we can help prevent accidents and injuries from happening, the safer everybody is, and the lower insurance premiums can be.

"This year, we've been really proud to help Mission Australia train their people in health and safety, with a new online program. It's an addition to a claims management project that has seen Mission Australia reduce their premium by helping people get back to work after an injury."

Gareth Shepherd, National Product Manager, Safety and Risk



Gareth Shepherd, National Product Manager, Safety and Risk, demonstrates an online safety training program to Mission Australia employee Dilly de Silva.

COMMUNITY INVESTMENT

Funds invested by IAG in programs to reduce risk in the Australian community during the year to 30 June 2006:

$14.4 million

CREATING A SAFE WORKPLACE

IAG's lost time injury frequency rate for Australian operations:



05
5.3
06
4.9

THE AREAS THAT IAG TARGETS TO REDUCE ITS ENVIRONMENTAL IMPACT

- Increasing recycled waste
- Reducing CO_2e emissions through:
  - electricity use
  - recycled print paper consumption
  - office paper consumption
  - fuel use
  - air travel

CHAIRMAN'S REVIEW

BUILDING A SUSTAINABLE CULTURE

The opening pages of this report feature just a few of the many IAG employees who bring life to our company's purpose – helping to pay claims, understand and price risk, manage costs and reduce risk.

We believe building a common culture based on these four principles will enable us to deliver value to our customers and shareholders over the long term.

The solid performance achieved by IAG this financial year, despite a difficult operating environment, is testament to this philosophy, the strength of our strategy and the dedication of our people.


PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
SHAREHOLDER VALUE
REDUCING RISK
MANAGING COSTS



James Strong
Chairman

DIVIDENDS (INTERIM AND FINAL) IN RESPECT OF THE YEAR ENDED 30 JUNE



02 10.5
03 11.5
04 22.0
05 26.5
06 29.5
Cents per ordinary share

CASH RETURNED TO ORDINARY SHAREHOLDERS IN RESPECT OF THE YEAR ENDED 30 JUNE



02 141 298
03 193
04 358 414
05 422
06 470 201
Dividends ($m)
Buy-backs ($m)
Special dividends ($m)

ACHIEVING SUSTAINABLE RESULTS
I am pleased to report that IAG again delivered a solid performance for the year to 30 June 2006.

IAG recorded a net profit after tax of $759 million, and its second-highest insurance margin and return on equity since listing.

We achieved this by maintaining high customer retention in all major portfolios, and adhering to risk and underwriting disciplines rather than chasing unprofitable market share. We contained our expenses, and we benefited from the first financial contribution from our recently acquired Asian insurance operations.

Record investment returns on our shareholders' funds also contributed to the strength of the result, driven by buoyant equity markets and the additional value generated by our asset managers.

The Board has declared a fully franked final dividend of 16 cents per ordinary share, to be paid on 9 October 2006. This brings total dividends for the year to 29.5 cents per share, representing an 11.3% increase on the previous year. In addition, IAG paid a special dividend of 12.5 cents per ordinary share in June 2006, in line with our commitment to return $200 million in surplus capital to shareholders.

When measured since 1 January 2002, IAG's cumulative total shareholder return is 104.4%, which ranks the Group 25th of companies in the S&P/ASX100 that operated throughout the period.

DELIVERING ON STRATEGY
We have made significant progress against the corporate strategy to which we committed in 2002.

At that time, we recognised the need to generate scale in Australia and New Zealand, and diversify our business by geography, product and distribution channel to ensure we spread our risks and ensure sustainable profitability. We achieved these goals primarily through the acquisition of CGU and NZI, and by continuing to improve our franchises.

We also recognised the need to expand internationally, to achieve acceptable growth rates for our shareholders over the long term. As a result, we decided to build an Asian foothold as the first phase of our international expansion. We made progress against this goal during the past 12 months, having acquired interests in Thailand, Malaysia and Singapore. We also moved closer to completing a major investment in China's second largest general insurer. These steps provide us with access to some of the world's fastest-growing insurance markets.

CORPORATE GOVERNANCE
To ensure we create value for our shareholders in a sustainable fashion, IAG is committed to the highest standard of corporate governance.

Our approach to governance is based on the view that it must be more than just compliance. Whilst we already have the systems to help comply with a multitude of regulations, codes, rules and practices which govern how we operate, we believe the best protection for a company is a healthy risk management culture based on strong values and a commitment to achieving the company's goals.

We have developed a system for measuring the health of our culture. This has been incorporated into management reporting and is being used to identify and motivate areas needing improvement.

We are also upgrading our risk and governance framework to cater for our growing portfolio of international interests.

Your Directors have a constant focus on these important issues, and I would like to thank each of them for their consistent contribution over the course of the year.

With the challenges facing the company in its domestic market and in growing internationally, CEO Michael Hawker made a number of changes to his executive team to ensure the Group has appropriately skilled management. These changes ensure roles are better matched to business areas, and are discussed in the CEO's Review.

On behalf of the Board, I would like to express appreciation to Michael Hawker and his executive team. IAG's strong performance is a reflection of their leadership, which has helped to create an enthusiastic and productive workforce.

I believe the strength of the executive team will carry the company into its next phase of growth.

LOOKING FORWARD
We will continue to explore additional opportunities to generate global scale, by building a portfolio of assets throughout Asia and other international insurance markets, whilst continuing to improve our domestic operations.



James Strong
Chairman

HOW WE'VE PERFORMED

HIGHLIGHTS

NET PROFIT AFTER TAX

$759m

Net profit after tax of $759 million was achieved.

INSURANCE MARGIN

14.1%

Insurance margin of 14.1% was the Group's second-highest insurance margin since listing^.

TOTAL DIVIDENDS PER SHARE
EXCLUDING SPECIAL DIVIDEND

29.5c

Dividends per share of 29.5 cents was achieved, compared with 26.5 cents in the previous year.

OPERATIONAL HIGHLIGHTS

	2005*	2006
Gross written premium The total amount we received from customers for the payment of their insurance policies.	$6,673m	**$6,435m**
Net earned premium The portion of premiums written which relate to the financial year, minus the reinsurance expense.	$6,144m	**$6,132m**
Net claims expense The amount paid out in claims during the year, as well as an estimate of how much we need to pay on unsettled claims, plus claims handling costs such as legal and administrative expenses, less recoveries from reinsurers and other parties.	($4,090m)	**($3,900m)**
Underwriting expenses The costs associated with researching risk and determining appropriate premiums, underwriting, administering the policy information required to run the business, marketing, commissions, distribution, fire services levies and meeting the Group's compliance requirements.	($1,624m)	**($1,699m)**
Underwriting result The profit or loss we make from our premium income before we consider related investment income.	$430m	**$533m**
Investment returns from claims reserves The income received from investing reserves held to pay future claims, net of expenses.	$516m	**$310m**
Insurance result The addition of our underwriting and investment returns from claims reserves.	$946m	**$843m**
Investment income on shareholders' funds The income received from investing our shareholders' funds.	$455m	**$539m**
Net profit attributable to shareholders The net result after allowing for income taxes and the share of profit owing to minority shareholders.	$811m	**$759m**

* The Group was required to adopt Australian equivalents of International Financial Reporting Standards (AIFRS) when preparing its financial report for the year ended 30 June 2006. For comparative purposes, results for the 2005 financial year have also been restated under AIFRS.

^ Insurance margin is reported differently in the statutory financial statements, due to the reclassification of the Group's captive insurer's results from the consolidated operations back to the businesses from which the captive earned profits.

RETURN ON EQUITY

22.1%

Return on equity of 22.1% (or 15.8% on a normalised basis) exceeded our target of 1.5 times our weighted average cost of capital.

REVENUE GROWTH
FOR THE YEAR ENDED 30 JUNE


16%
3,195
3,558
5,150
6,427
6,673
6,435
2002
2003
2004
2005
2006
Net earned premium ($m)
Gross written premium ($m)
Gross written premium compound annual growth rate

INSURANCE RESULT AND MARGIN^
FOR THE YEAR ENDED 30 JUNE


8.7
12.3
13.5
16.3
15.5
14.1
278
571
792
1,000
2002
2003
2004
2005
2006
Result ($m) – AIFRS
Result ($m) – AGAAP
Margin (%) – AIFRS
Margin (%) – AGAAP

STRATEGY REMAINS ON TRACK


Time
June 2006
Generation of domestic scale
Delivered
Generation of domestic organic growth and profitability
Delivered
Generation of international growth and profitability
In progress
Progress
1998

PERFORMED WELL AGAINST STRATEGIC FINANCIAL GOALS

Goals	Progress
Top quartile shareholder return	Measured from 1 January 2002, IAG's cumulative total shareholder return of 104.4% ranks it 25th of the companies in the S&P/ASX100 that operated throughout this period.
Return on equity of at least 1.5 times weighted average cost of capital	Return on equity exceeded goal.
Establish an Asian foothold	Acquired interests in Malaysia, Thailand and Singapore, and progressed a major transaction in China.
Maintain an 80:20 mix of short-tail: long-tail premiums	The Group's mix of short-tail and long-tail premiums remained at 81:19.
Maintain an 'AA' category rating	Maintained very strong 'AA' insurer financial strength ratings from S&P for our key wholly owned licensed insurers.

MANAGING RISK FOR LONG TERM SUCCESS

Insurance is a complex business.

The past year provides proof of that. We helped customers bear the impact of one of the worst cyclones ever to hit a populated area of Australia; we experienced major competitive pressures; and we faced slower economic growth in our key operating markets.

Each of these factors affected our performance. And yet we managed to deliver a quality financial result, maintain high customer satisfaction and improve employee engagement during the year.

We did this by focusing on long-term objectives and by learning from and adapting to our changing environment and evolving customer needs.

We also did it by employing people who are expert in managing our business and committed to improving our customers' experience. Some of these people are featured in this report.


PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
SHAREHOLDER VALUE
REDUCING RISK
MANAGING COSTS



Michael Hawker
Chief Executive Officer

Like many people in the industry, I never imagined I would become an insurance executive. But once I was part of the industry, I knew it would keep me engaged for many years. That is because I find it is a business that is both vital to society and intellectually challenging.

For instance, IAG paid more than $12 million in claims every day over the past 12 months, helping millions of people get on with their lives. These people included children injured in horrific car crashes, families whose homes had been devastated by cyclones or fires, small business owners who had been the victims of burglary, and employees who had been injured while at work.

Providing that kind of assistance makes you realise the value of insurance.

At the same time, insurance is incredibly complex. It is a business in which you sell your product before you know its cost, and many of the factors which influence the cost are outside your control.

For example, a major weather event may occur, like Cyclone Larry for which we will pay customers about $165 million to cover thousands of claims. Or the competitive environment may change – in the last year we have seen some insurers, particularly commercial insurers, pricing products at what we believe are unsustainably low levels and, as a result, we have ceded some market share rather than sacrifice our underwriting disciplines. Government policy may change, such as the introduction of the new Lifetime Care & Support Scheme in NSW, that will provide treatment and support for people severely injured in a motor vehicle collision, regardless of who was at fault. Crime rates, motor car accident frequency and other external factors also influence our costs.

For these reasons, we assess the risks we manage over long-term trends.

Similarly, we encourage investors to view the financial performance of IAG over the long term, factoring in the various influences on the business which may have a short-term effect on our results. The key for us is to build and deliver sustainable earnings over time.

I am pleased to report the Group delivered a strong net profit after tax of $759 million, return on equity of 22.1%, and an insurance margin of 14.1%^ for the year to 30 June 2006.

Our ability to sustainably deliver return on equity that exceeds 1.5 times our weighted average cost of capital is testament to our strategy to build a business based on scale, with diversity across products, geography and distribution channels.

AUSTRALIA AND NEW ZEALAND

In our home markets of Australia and New Zealand, where we are the largest general insurance group, we achieved solid results despite increased industry-wide competition, lower average premiums in commercial, motor and compulsory third party (CTP) insurance, and the impact of a severe cyclone and storms.

This demonstrates our ability to strike the right balance between risk-based pricing, maintaining our leading market position and keeping premiums in commercial, motor and CTP insurance affordable for customers.

Our Australian Personal Insurance operations delivered a 12.6% insurance margin. This was a strong result, although lower than the previous year due to reduced business volumes compounded by lower average premiums in CTP and direct motor insurance. In addition, a significant amount of management time was spent resolving a debate with the NSW smash repair industry during the first half. We learnt valuable lessons during this debate and believe the steps we have taken placed us back on track to improving the way we work with our industry partners.

In the second half, following an improvement to our competitive price position, renewal rates reached their highest level in almost two years in our largest portfolio, NSW comprehensive motor, and new business levels improved significantly. Customer satisfaction also remained high.

We expect this positive momentum will continue in the current year as we leverage our competitive price position and continue to implement customer service and claims improvement programs.

In our Australian Commercial Insurance operations, we focused on improving our relationships with existing customers and selectively pursuing new business. We were also unwilling to drop our prices below sustainable levels despite increased competition from local and international players. Together with the ongoing benefits of tort reform, these factors contributed to an insurance margin of 18.0%.

Meanwhile, we achieved a strong insurance result in New Zealand, on the back of improvements in our claims processes, and dealing with only one major weather event during the year.

We continued to change the systems that support our business and contain our operating costs. By increasing automation, rolling out a new franchise model, enhancing distribution channels, and reinvigorating our approach to customer interactions, we aim to become more efficient, thereby increasing revenue per full-time employee, while improving service to our customers.

^ Insurance margins are reported differently in the statutory financial statements, due to the reclassification of the Group's captive insurer's results from the consolidated operations back to the businesses from which the captive earned profits.

CEO'S REVIEW

BUILDING AN INTERNATIONAL PORTFOLIO
To continue to generate sustainable earnings, we are growing our business offshore, initially in Asia. This will further diversify our risks and improve our resilience against the impact of regional insurance cycles.

During the year, we made investments in insurance businesses in Thailand and Malaysia, and have reached a preliminary agreement to invest in 24.9% of China's second-largest insurer. We established a regional office in Singapore, and agreed to acquire a Lloyd's managing agency and specialist Asian syndicate, Alba, primarily to provide reinsurance support to our new Asian partners.

Our share of gross written premium from our Asian businesses during the year was $65 million. However, this reflects only the part of the year during which we had a controlling interest in those businesses. On a full-year basis, our share would have been $150 million. We aim to increase gross written premium as we build our global portfolio and work with our new partners to further improve their businesses. Asian markets are anticipated to deliver higher growth due to both the natural underlying economic growth and an increase in the penetration of insurance.

In keeping with our philosophy to manage for the long term, we have also started to pursue potential growth opportunities in other insurance markets, including those in Europe.

STRONG INVESTMENT RETURNS
The Group generated strong investment income, driven by favourable equities markets and significant value added by the Group's in-house asset management team. This, together with our quality insurance result, contributed to our strong result for our shareholders.

The Group's investment portfolio, totalling approximately $10 billion at year end, returned 8.3% during the year. Our asset management team outperformed portfolio benchmarks, contributing an additional $124 million to pre-tax profit.

Investment return on shareholders' funds contributed $539 million to the Group's pre-tax result. Despite rising interest rates, investment returns from claims reserves income contributed $310 million to the Group's pre-tax insurance result.

CAPITAL STRENGTH
The Group retained its very strong capital position, with a multiple of 1.83 times APRA's minimum capital requirement at 30 June 2006. This remains above our internal benchmarks.

Our capital strength enabled us to pay shareholders a special dividend in June 2006, bringing dividends in aggregate for the year to 42 cents per share.

We are pleased to have been in the financial position to return $200 million to shareholders at the same time as having made further international acquisitions.

REINVIGORATED EXECUTIVE MANAGEMENT TEAM
At the executive level, rotation of responsibilities, promotion of internal managers and new appointments were made during the year. These changes were designed to share talent and depth of capability across the Group, and ensure executive roles were better matched to business areas:

- David Issa became CEO, Personal Insurance, while retaining his previous responsibility for Technology Services;



From left to right:

Sam Mostyn
Group Executive, Culture & Reputation

Christine McLoughlin
Group Executive, Strategy

Jan van der Schalk
CEO, Asset Management & Reinsurance

- Nick Hawkins became CEO, IAG New Zealand, having previously been Head of Asset Management & Group Strategy;
- Jacki Johnson, formerly Head of Risk Management Services, became CEO, Business Partnerships;
- Justin Breheny joined IAG as CEO, Asia, a newly created role to manage our growing portfolio of Asian businesses;
- Christine McLoughlin became Group Executive, Strategy, having previously been Group Executive, Office of the CEO; and
- Jan van der Schalk became CEO, Asset Management & Reinsurance, having previously held the position of Head of Reinsurance.

I am delighted to have appointed three internal candidates, Jacki, Nick and Jan, to our executive, as it highlights the depth of talent in our broader management team and our focus on succession planning and career development.

As we transition from a purely Australian organisation to an international business, we will continue to evolve our executive structure to ensure we make best use of our expertise.

Rick Jackson, formerly CEO, Personal Insurance, and David Smith, formerly CEO, IAG New Zealand, decided to leave IAG. I would like to thank Rick and David for their significant contributions, each having played a fundamental role in the Group's growth and profitability in recent years. I would also like to thank Ian Brown, former Deputy CEO, who retired during the year.

LOOKING FORWARD

I am confident we will continue to grow and diversify our business in the 2007 financial year.

We expect our Australian Personal Insurance business will grow in line with the market during the 2007 financial year, and moderately above market thereafter, and we expect the 'soft cycle' in the commercial market to remain challenging for pricing while the claims environment is expected to be favourable.

Our New Zealand operations should generate similar results to those in Australia, and our Asian insurance business is expected to grow at least in line with the higher growth rates in those markets.

We should complete the acquisition of a 24.9% stake in China's second largest insurer, and we are continuing to investigate other potential acquisitions in general insurance markets in Asia and Europe.

The Group aims to continue to generate quality, sustainable returns for shareholders. We expect to grow gross written premium by 5-10% in the coming year by maintaining our pricing discipline, continuing our focus on cost management, pursuing shareholder accretive acquisitions and actively managing our capital.

PERFORMING SUSTAINABLY

To deliver sustainable financial returns for our shareholders, we believe it is vital that we adapt to our customers' changing needs, reduce our environmental impact, create value for society, and develop a strong internal culture for our employees.

Measuring and reporting on our financial, social and environmental goals are an important part of keeping check on our progress in these areas. Highlights of our progress are listed overleaf.

Our activities in this area also benefited from the advice of an Expert Community Advisory Committee, an independent panel of individuals who represent a range of community interests and professional expertise, which we convened during the year. The Committee's mandate is to provide the Board and executive with independent advice on issues that may impact our standing within the communities in which we operate.



George Venardos *(left)*
Chief Financial Officer

Tony Coleman *(right)*
Chief Risk Officer & Group Actuary

CEO'S REVIEW

OUR PEOPLE
Being able to navigate the complexities of the insurance industry requires resilient and agile employees who understand the purpose, and share the values of our organisation. That is why we have recently invested a great deal of time and effort to improve the leadership capabilities and qualities throughout our company, based on strong values.

I believe if we can help our employees develop their leadership skills, we will drive improved results across all other performance indicators.

We use a measure of employee engagement to determine the health of our culture. In Australia, we saw a 2% lift in this score to 56% and an overall lift of 11% since measurement began in 2003. We believe our initiatives to address career development, diversity, flexibility and balance between work and personal commitments will help drive engagement higher over time. In addition, more than three quarters of our employees have signalled they value our focus on balancing social, environmental and financial responsibilities.

We also developed our workplace diversity program, which seeks not only to tolerate individual differences, but value them. As part of this, we increased the number of indigenous employees significantly over the previous year and also retained our status as an Employer of Choice for Women, according to the Australian Government's Equal Opportunity for Women in the Workplace Agency.

Our staff turnover is still higher than we would like, particularly in our call centres. This is something we must improve and, as a result, are considering alternatives. For example, we are piloting a scheme that brings call centre staff into branches, where they can alternate between face-to-face and phone-based customer service.

We must get better at integrating our values, our purpose, and all the ways in which we support and develop our people so this becomes part of our employees' everyday experience at IAG.

In my role as Chief Safety Officer, I am proud of the strides we have made to foster a safety culture, with a goal of zero harm for our people. Initiatives, such as our internal **be**safe program, helped contribute to a fall in the number of work hours lost due to injury during the year.

OUR CUSTOMERS
Measures of customer satisfaction, renewal and complaints are important indicators of the strength of our customer relationships. In our Australian direct personal lines, I am pleased that overall customer renewal and claims satisfaction remained high, and complaints as a percentage of policies decreased during the year.

Our focus on customers was recognised through a number of commendations during the year. CGU received accolades in the JPMorgan Deloitte General Insurance Industry Survey, while our New Zealand business was named Underwriter of the Year by the Insurance Brokers Association of New Zealand.

Our challenge is to continue to find ways to improve our customers' experience, every time they are in contact with us – an increasingly complex task given customers' constantly changing requirements and expectations.

COMMUNITY
During the year, we invested more than $14 million in programs aimed at promoting safety at home, at work and on the road; reducing crime; and helping slow the effects of human-induced climate change. After all, working to reduce risk in the community and consequently the number of claims makes good commercial, social and common sense. Fewer risks mean customers and the broader community can avoid unnecessary hardships, and they may benefit from lower premiums too.

We also encourage our people to become actively involved in the community, with most employees able to volunteer work time for a not-for-profit organisation. We believe this enables staff to 'live the values' we share at IAG.

ENVIRONMENT
Climate change is a key risk for insurers. Increasing frequency and severity of weather-related events such as storms, cyclones, hail and drought, combined with growth in values insured, have a major impact on our business. We believe it is possible to reduce the impact of climate change through building awareness and taking immediate action. We proactively engage with government representatives, other businesses and non-government organisations to focus the public policy agenda on the importance of addressing climate change.

We are a member of the Australian Business Roundtable on Climate Change, which released a research report in April in order to advance the understanding of business risks and opportunities associated with climate change.

We are also committed to improving our own environmental performance, by reducing our CO_2e emissions through reduced electricity, fuel and paper consumption. We have made significant strides during the year. Now 20% of our Australian car fleet is made up of hybrid vehicles, which combine a petrol engine with an emission-free electric motor. We have introduced new energy-efficient lighting through our head office in Sydney and, in Adelaide, our employees have relocated to a specially designed energy-efficient workplace, for which the base building has been rated 5-Star by the Green Building Council of Australia.

Further information on the Group's approach to operating sustainably, as well as our performance against measures will be released in the 2006 Sustainability Report, which will be made available later this year at www.iag.com.au.

Michael Hawker
Chief Executive Officer

EMPLOYEE ENGAGEMENT

2%

Employee Indicators	2005	2006
Head count	9,856	**10,086**
Staff turnover	19.5%	**20.6%**
Employee engagement score	54%	**56%**
Lost time injury frequency rate	5.3	**4.9**
Funding of the OH&S department	$1.985m	**$2.125m**

CUSTOMER SATISFACTION

80%

Customer Indicators	2005	2006
Business volume measure (Number of risks and policies in force)	11.9m	**11.6m**
Overall customer satisfaction index^*	81%	**80%**
Complaints as a percentage of policies^	0.018%	**0.016%**

FUNDS FOR COMMUNITY INVESTMENT

$14.4m

Community Indicators	2005	2006
Number of employee volunteer hours	5,629	**7,771**
Funds for community investment	$12.3m	**$14.4m**
Funds for community investment as a percentage of Group net profit attributable to shareholders¤	1.6%	**1.9%**

CO_2e EMISSIONS

6.2%

Environmental Indicators	2005	2006
CO_2e emissions	76,820 tonnes	**72,035 tonnes**
Recycled commingled waste	232 tonnes	**302 tonnes**

This page is covered by KPMG's independent review report on sustainability reporting in its Annual Report 2006. Definitions for each indicator are found in the glossary. All sustainability indicators relate to IAG's Australian operations, unless otherwise stated.

^ Relates to Australian direct personal lines only.

* Due to a change in provider, the customer satisfaction index is based on six months' data from January to June 2006.

¤ The Group was required to adopt Australian equivalents of International Financial Reporting Standards (AIFRS) when preparing its financial reports for the year ended 30 June 2006. For comparative purposes, results for the 2005 financial year have also been restated under AIFRS.

BUSINESS OVERVIEW

A SNAPSHOT OF IAG

- IAG is the leading general insurance group in Australia and New Zealand, and has a growing presence in Asia. The Group generates annual gross written premium of more than $6.4 billion.
- The Group insures more than $900 billion of property. In Australia, it insures more than 5 million cars, 2 million homes, 250,000 businesses and 75,000 farms, and provides workers' compensation services to more than 200,000 employers. In New Zealand, it insures around 950,000 cars, 575,000 homes, 185,000 businesses and 235,000 rural risks.
- Customers are serviced in Australia through a network of 320 branches, franchises and country service centres throughout metropolitan, regional and rural areas as well as more than 1,000 intermediaries (brokers and authorised representatives) and, in New Zealand, through more than 40 sales centres, branches and district offices.
- About 12,000 people are employed across the Group.

REGION | WHAT WE DO | 2006 FINANCIAL PERFORMANCE*

AUSTRALIA



IAG's Australian operations – Personal Insurance, Commercial Insurance (CGU) and Business Partnerships – together distribute a range of personal and commercial insurance products.

- The Personal Insurance business distributes products through a network of branches, franchises and country service centres throughout metropolitan, regional and rural Australia, as well as through call centres and online. Products are distributed under the NRMA Insurance brand in NSW, QLD, ACT and TAS; SGIC in SA; SGIO in WA; and RACV in VIC. Some personal insurance products are also sold through CGU.
- The Commercial Insurance business, CGU, sells products nationally, predominantly through CGU's network of more than 1,000 intermediaries (insurance brokers and authorised representatives). Some commercial insurance products are also sold through NRMA Insurance, SGIO and SGIC.
- Business Partnerships partners with government bodies and the private sector to distribute a range of commercial and personal insurance products.

Gross written premium	$5,399 million
Net earned premium	$5,041 million
Combined ratio	86.7%
Insurance margin	14.1%

NEW ZEALAND



IAG is the leading general insurance provider in New Zealand across both direct and intermediated channels, holding approximately 36% of the market.

- Insurance products are predominantly sold directly to customers under our State brand and through intermediaries (insurance brokers and agents) under our NZI brand.
- Personal lines and commercial products are also distributed under third party brands by our corporate partners, including large financial institutions.

Gross written premium	$971 million
Net earned premium	$892 million
Combined ratio	88.6%
Insurance margin	14.5%

ASIA



IAG has a growing presence in Asia, with interests in China, Malaysia, Singapore and Thailand.

- China: owns CAA (a roadside assistance company); and has reached preliminary agreement to invest in 24.9% of China Pacific Property Insurance Company.
- Malaysia: owns a 30% stake in AmAssurance.
- Singapore: regional office; agreed to acquire Alba, a specialist Asian underwriting agency and syndicate to provide reinsurance support.
- Thailand: owns NZI Thailand (predominantly commercial insurance) and 96% of Safety Insurance (predominantly personal insurance).

Gross written premium	$65 million
Net earned premium	$37 million
Combined ratio	94.5%
Insurance margin	7.4%

* Figures include the allocation of the Group's captive reinsurer.

IAG'S PORTFOLIO OF RISKS
% OF GROSS WRITTEN PREMIUM



- Motor 34%
- Short-tail commercial 20%
- Home 22%
- CTP 10%
- Liability 6%
- Other short-tail 4%
- Workers' compensation 4%

IAG'S BUSINESS OPERATIONS
% OF GROSS WRITTEN PREMIUM



- Australian personal lines 60%
- Australian commercial lines 24%
- New Zealand 15%
- Asia 1%

IAG'S BUSINESS BY DURATION
% OF GROSS WRITTEN PREMIUM



- Short-tail 81%
- Long-tail 19%

PRODUCTS | BRANDS

- Commercial and motor fleet
- Commercial property
- Construction and engineering
- Consumer credit
- CTP
- Directors and officers'
- Extended warranty
- Farm, crop and livestock
- Home and contents
- Home warranty
- Marine
- Motor vehicle
- Niche insurance, such as veteran, vintage and classic car, boat, caravan and travel
- Premium funding
- Professional indemnity
- Public and product liability
- Workers' compensation

NRMA Insurance is the brand used in NSW, QLD, ACT and TAS. The brand dates back to 1920 when it was formed as the NSW branch of the National Roads Association.

SGIO is the brand used in WA, where it dates back to 1926. IAG acquired SGIO from the WA Government in 1998.

SGIC is the brand used in SA, where it was established in 1971 by the SA Government. IAG acquired SGIC in 1998.

Swann Insurance sells a range of niche insurance products including consumer credit and motor vehicle-related products. IAG acquired Swann Insurance in 2003.

CGU is one of Australia's largest intermediary-based insurers, with a history dating back to the 1860s. IAG acquired CGU in 2003.

- Commercial and motor fleet
- Commercial liability
- Commercial property
- Construction and engineering
- Home and contents
- Income protection
- Marine
- Motor vehicle
- Niche insurance, such as pleasure craft, boat, caravan and travel
- Personal liability
- Rural and horticultural
- Surgical

NZI is a leading commercial insurer in New Zealand, with a heritage dating back to 1859. IAG acquired NZI in 2003.

State is the brand used for IAG's direct insurance business in New Zealand, and dates back to 1905. IAG acquired State in 2001.

- China – roadside assistance
- Malaysia – education, family and protection, retirement, health care, saving and investment, home protection, motor vehicle
- Thailand – commercial property, product and public liability, marine, travel, motor vehicle and fire insurance

Established in Beijing in 1995, CAA is China's largest roadside assistance provider. IAG has held a stake in CAA since 1999, which increased to 100% in 2003.

NZI is the brand used for IAG's commercial insurance business in Thailand. Established in 1985, IAG acquired and rebranded the business in 2005.

Safety Insurance provides predominantly personal insurance in Thailand. IAG has held a stake in Safety Insurance since 1998, which was increased to 96% in 2006.

AmAssurance is Malaysia's second-largest motor insurer and fifth-largest general insurer. IAG acquired a 30% interest in AmAssurance in 2006.

SUMMARY OF PERFORMANCE

AUSTRALIAN OPERATIONS



David Issa
CEO, Personal Insurance

Our largest portfolios – motor, CTP and home insurance – maintained their leading market positions in Australia, despite facing challenging conditions during the year.

PERSONAL INSURANCE

Australian Personal Insurance recorded a solid result despite operating in one of the most challenging environments in the past few years.

Customer renewal in our direct personal lines portfolios remained high at about 90% during the year, and customer satisfaction remained at about 80%.

A key challenge during the 2006 financial year was sparked by the public debate in NSW between NRMA Insurance and some smash repairers about our motor repair allocation model. This debate created uncertainty for some customers.

Throughout this period, we engaged in ongoing consultation with the smash repair industry to achieve a resolution. Together with the rest of the industry, we were an active participant in the development of a voluntary code of practice governing the relationship between insurers and smash repairers nationally.

Through ongoing dialogue, we believe we are well on track to rebuilding a sustainable, long-term relationship with the smash repair industry to benefit our customers.

The most significant claims event of the year occurred on 20 March 2006, as Cyclone Larry tore through North Queensland, destroying or damaging homes, property and cars in its path.

Within 24 hours, our team arrived in the worst hit areas, processing claims and arranging temporary accommodation for customers whose homes had been severely damaged.

Once the initial emergency passed, we hosted a Help Expo that brought together builders, architects, building materials companies and other suppliers under the one roof. Nearly 800 customers attended the Expo, taking the opportunity to seek advice from service providers to help get their repairs underway as quickly as possible.

Our many programs to reduce risk in the community continued during the year. We awarded more than $530,000 in grants to fund community projects that reduce risk in local areas. For example, the Epping Youth Development Group in Sydney was presented with a grant of $3,000 to engage young offenders in a job skills program which aims to decrease the incidence of localised juvenile crime.

In addition, for many years we have been proud supporters of NRMA CareFlight, an emergency medical helicopter transport service. As part of this support, we are contributing $11.2 million over three years to fund the Head Injury Retrieval Trial, which aims to reduce the severity of head injuries through the provision of rapid specialist medical assistance at the scene.

We were also involved in the development of the Lifetime Care & Support Scheme in NSW, which will ensure people severely injured in car accidents are looked after, no matter who is at fault.


SCHOOL BUS

HELPING KIDS STAY SAFE ON THEIR WAY TO SCHOOL

In 2003, Peta Dawe's five year old daughter was returning home from school when she accidentally hopped off her school bus at the wrong stop, and was lost for more than two hours.

Peta, an NRMA Insurance country service centre Manager in the Hunter region of NSW, was frantic.

"As any parent could imagine, finding your child in a park near dinner time, lost for two hours while trying to find her way back home, was very upsetting," Peta said.

"It made me think that students, especially younger children, need extra education around safety when they first start catching the school bus."

So NRMA Insurance joined Peta in developing a bus safety program for kindergarten children that aimed to reduce the chance of accidents happening when travelling to and from school.

The program has today been undertaken in almost 20 communities across NSW, delivering important bus and road safety information to around 5,000 students.

"NRMA Insurance is in the business of paying claims when things go wrong, so it makes sense that we help reduce the chance of incidents happening in the first place.

"The bus safety program is a great example of the way we work with the community to help people lead safer lives," Peta said.

OUR PEOPLE

The dedication of our people enables us to move beyond the mechanics of insurance to provide the kind of rapid, comprehensive response experienced by our customers in North Queensland in the wake of Cyclone Larry.

This year, our staff turnover rate was higher than we would like, particularly in our call centres. To address this, we introduced a number of programs, including the continued roll out of staff consultative committees, which bring together people from operational and management areas to ensure the thoughts and ideas of our people are heard throughout the business.

We offer four educational qualifications in 15 business streams, through an association with a range of government bodies and accreditation authorities. Currently, more than 1,000 of our employees are students.

Safety and wellbeing at work continued to be a focus. During the year, the number of workplace injuries decreased, supported by our internal health and safety program, **be**safe. We also saw an increase in the number of employees participating in health and safety training.

LOOKING FORWARD

Our key priority for the year ahead is to continue to improve our customers' experience. We will do this by focusing on:

- developing our people by embedding the values and behaviours we expect of them and giving our leaders the training they need. We believe this will help improve employee engagement, which in turn will generate improved customer experiences;
- improving the consistency of our sales and service delivery and improving our marketing effort; and
- enhancing our claims delivery.

BUSINESS PARTNERSHIPS

Our Business Partnerships division was formed in February 2006. It brought together businesses from across IAG that partner with government bodies and the private sector and has a clear focus on driving mutually beneficial results. The division encompasses:

- workers' compensation businesses in NSW and Victoria, which administer policies and manage claims as an agent of the states' WorkCover schemes;
- distribution partnerships, which provides insurance products to customers of more than 100 banks, credit unions and affinity organisations;
- Swann Insurance, which offers insurance and extended warranty products through car and motorcycle manufacturers and dealers, and consumer credit insurance through financial institutions; and
- self-insurance services and safety and risk management consulting businesses.



Jacki Johnson
CEO, Business Partnerships

The performance of our workers' compensation business improved substantially during the year, and Swann Insurance won major new contracts.



HELPING OUT WHEN HOLIDAYS TURN BAD

After a long drive in the sweltering summer heat, Barry and Margaret Wall settled into their caravan for the night, ready to take in the popular Tamworth Country Music Festival the next day.

But things took a nasty turn when Barry woke at 5am, having lost feeling down one side of his body. He was rushed to hospital where he was diagnosed as having had a mini-stroke.

"After Barry's condition stabilised, he was cleared to go home, but not to drive," Margaret said. "I had never towed the caravan before and was worried how I would get it home. In all honesty, I was tempted to just put it on the highway with a 'for sale' sign."

Margaret rang the NRMA Insurance Helpline, a free 24-hour service for customers that provides emergency advice and assistance. NRMA Insurance arranged to tow the caravan more than 400 kilometres back to the Walls' home.

Tony Iacono, who manages caravan products at NRMA Insurance, said the Helpline is designed to assist people deal with stressful situations.

"Each year, thousands of Australians drive off on holidays but unfortunately things don't always go to plan. And when people are away from home they can feel vulnerable and in need of assistance," Tony said.

"It was fantastic help at a time when we both really needed it," Margaret said.

AUSTRALIAN OPERATIONS CONTINUED

YEAR IN REVIEW

Our workers' compensation business substantially improved its performance during the year. We successfully renewed our licences in NSW and Victoria, but exited the South Australian market.

Our Victorian business exceeded key performance targets, and achieved significant improvements in its satisfaction rankings from employers and injured workers compared to last year.

We worked hard to transform our NSW workers' compensation business into a higher performing business. A new leadership team is in place and WorkCover has introduced a new remuneration model that provides greater certainty and focus on performance and results for employers and injured workers.

Our Swann Insurance business continued to perform well, winning major contracts with General Motors Holden and Honda Motorcycle & Power Equipment during the year. A new insurance sales software system was implemented, making it easier and more efficient for our partners to do business with us.

We are working hard to strengthen the profitability of our distribution partnerships business by investing in new technology and processes, and improving the engagement of our people.

OUR PEOPLE

The Business Partnerships team helps people get on with their lives after an incident or injury – this is the promise we make to our business partners and their customers. For example, we were on the ground providing emergency assistance to customers within 24 hours of when Cyclone Larry struck. To support our work in this area, we received two Victorian WorkCover Authority industry excellence awards and a $20,000 bursary for research into work-related stress; and we will support injury management education via postgraduate courses through the Personal Injury Education Foundation.

LOOKING FORWARD

In NSW, competition will return to the workers' compensation market as the freeze on shifting business between agents lifted on 30 June 2006. In future years, competition is also likely to intensify between insurers that partner with financial institutions and motor dealers, as ongoing industry consolidation reshapes these markets.

Business Partnerships will continue to focus on driving sustainable, profitable growth by sharing knowledge, skills and experience across its businesses and with its partners to improve customer experience and performance.

CGU

CGU distributes a range of commercial, rural and personal insurance products through a network of more than 1,000 brokers and authorised representatives. CGU continued to deliver profitable returns during the year despite increased market competition and the impacts of Cyclone Larry. The result reflects our commitment to disciplined underwriting and an unwillingness to write business at prices below the level we consider necessary to generate an adequate return on capital.

Renewal rates through the year remained high, particularly among small to medium size businesses and rural customers, a sign of the strong relationships we have with intermediaries in these segments.

Average premiums in commercial insurance reduced as the 'soft cycle' intensified during the year, coupled with the ongoing benefits of tort reform which affected the liability classes. Competition from local and international insurers increased, and was particularly strong in general liability, professional indemnity, workers' compensation and commercial property.

To position CGU for sustainable growth, we have defined our business goals to be:

- number one in small to medium size businesses, regional and brokered personal lines;
- in the top three of other markets we compete in;
- number one in claims;
  an employer of choice;
  a leader in technology; and
  a leader in innovative solutions.

During the year, we relaunched our flagship rural package, Countrypak, with significant additional benefits, made improvements to our flagship Commercial Pack, and launched a new home warranty product for owner builders.



RESEARCHING WAYS TO TREAT COMMON INJURIES

Each year, there are more than 8,000 road collisions in the ACT, which result in around 800 injury compensation claims and cost the community more than $40 million.

Many of the injuries sustained in road collisions are minor or moderate musculoskeletal injuries, with whiplash associated disorders accounting for about 75% of these claims.

To help people return to their normal life after a car crash, NRMA Insurance has partnered with a range of organisations to research ways to improve health outcomes.

In the ACT, NRMA Insurance is involved with the ACE Study, a two-year research trial that assesses whether a more coordinated and timely approach to the treatment of crash victims – which encourages patients to follow a plan developed by a specialist medical provider – will lead to improved health outcomes.

NRMA Insurance's Project Manager for the ACE Study, Susannah Littleton, said the current system provides the potential for excellent health outcomes. However, the study seeks to scientifically validate further improvement, which could later be used as a system for treatment of people with minor or moderate musculoskeletal injuries.

"The ACE Study has the potential to reduce the burden of injuries from car crashes – physically, emotionally and financially. It's a clear example of how we can help our community and the business at the same time," she said.

We launched Farm Risk Radar, an online tool that helps our customers identify safety risks on their farms, and also developed a similar online risk management tool for our office and motor fleet customers to be launched in the current year. These tools are offered to customers as an additional benefit of insuring with CGU, and will help us to build loyalty with both existing and potential customers.

Our commitment to superior products and services was again recognised in the annual JPMorgan Deloitte General Insurance Industry Survey. Middle market brokers voted CGU Professional Risks the nation's best underwriter for professional indemnity and directors and officers' liability insurance for the seventh consecutive year. They also voted CGU best underwriter for home insurance.

Claims performance is one of the most important satisfaction drivers for our intermediaries and their customers. Our commercial claims service is already well regarded by intermediaries, and we introduced significant changes to our personal insurance claims service during the year in response to intermediary feedback. Key changes included dedicated service teams, greater flexibility around claims settlement, and improved communication.

During the year, we launched a secure portal for our intermediaries on our website offering customised product content, news and access to business applications. We also added a new commercial motor product to our current e-commerce suite. Overall revenue processed through e-commerce channels continued to grow.

OUR PEOPLE

Commercial and rural insurance are highly specialised, requiring in-depth product and technical knowledge, understanding of legal and regulatory frameworks and detailed knowledge of industry and customer segments. A knowledgeable and experienced team is integral to the success of our business.

To address a shortage of people skilled in these fields, we launched the CGU Academy, which offers accredited technical and product training to our people. This innovative approach will both develop our existing people and enable new entrants from other industries to fast-track a career in insurance.

LOOKING FORWARD

While weak market conditions are expected to persist, we will continue to position CGU for sustainable profit and business growth, while remaining disciplined in our underwriting and risk selection.

Our focus on business growth and retention will be achieved through improved products, services and claims management, new technology solutions and ongoing investment in developing our people.



Mario Pirone
CEO, CGU

CGU continued to deliver profitable returns during the year, despite increased market competition, and the impacts of Cyclone Larry.



LENDING FARMERS A HAND WITH SAFETY

In Australia, farm-related injuries result in more than 5,000 workers' compensation claims annually, making it one of the most dangerous workplaces in the country.

It is for this reason that CGU, Australia's largest regional and rural insurer, launched an online risk management tool in May 2006 to help farmers identify and eliminate safety hazards.

Farm Risk Radar enables farmers to self-assess their safety performance in their own time, and provides a tailored action plan to reduce the risk of farm-related injuries.

CGU's Head of Regional and Rural, John Evans, said feedback from farmers indicated that tackling important safety issues can be a challenge because of limited resources and often remote locations.

"By providing online risk assessment capability to farmers, we believe we can make a real difference to their safety and hopefully contribute to a reduction in the tragic toll of injuries on Australian farms," John said.

Farm Risk Radar is the second in a suite of online tools developed by CGU. The first was developed for smash repairers and was recognised by the United Nations Association in its World Environment Day Awards for 2005, picking up the CPA Australia Triple Bottom Line Award.

NEW ZEALAND OPERATIONS



Nick Hawkins
CEO, IAG New Zealand

Our New Zealand business delivered an insurance margin in line with the record performance achieved in the previous year.

IAG New Zealand improved performance across all key financial indicators, reflecting an emphasis on cost reduction and fewer claims.

High customer retention and satisfaction levels also helped the business to maintain momentum during the year, despite the challenge of responding to a major snowstorm in Canterbury and North Otago, and significantly heightened competition from both domestic and offshore players over the period.

We maintained our position as the country's leading insurer, with 36% of the general insurance market. Since we completed the acquisition of Mike Henry Travel Insurance in June 2006, we are now also the leading underwriter and distributor of travel insurance products across the country.

In May 2006, we acquired 51% of the mechanical warranty company DriveRight, which complements our existing motor business distributed through Swann Insurance and Janssens.

We introduced new, user-friendly contract wordings for our commercial products in motor vehicle, liability and property lines – a market first in New Zealand. Sustained improvement in customer claims satisfaction has contributed positively to the reputation of NZI and State. In recognition of this, NZI was awarded Underwriter of the Year by the Insurance Brokers Association of New Zealand in September 2005.

OUR PEOPLE

During the year, a number of programs were implemented to provide a more flexible and safe work environment and to reward strong performance. These have been embraced by our people, reflected in a recent survey which showed a 4% improvement in engagement levels.

Over the past year, more than 250 of our people participated in community volunteering programs. We also supported more than 400 employees who are in the process of attaining qualifications through the Australian and New Zealand Institute of Insurance and Finance.

We believe strongly in contributing to the development of our industry, which is why we have also supported the professional education of many of our brokers through the Insurance Brokers Association of New Zealand.

LOOKING FORWARD

Competition in the New Zealand insurance market is expected to remain vigorous, while the national economy is showing some signs of slowing and labour markets are tightening.

We believe distribution channels will better position us to execute our strategy in the current environment.

We will continue to focus on our three key business objectives: ensuring we have clear customer focus; excellence in underwriting, claims and process delivery; and ensuring our people are highly engaged.



HELPING TO EDUCATE DRIVERS ON THE DANGERS OF FATIGUE

Prevention is at the centre of IAG New Zealand's approach to sustainability. It is about treating causes rather than effects, and one of the main causes of road incidents is driver fatigue.

To help prevent road incidents, State introduced a new initiative, Driver Reviver, which aims to educate New Zealand motorists about the dangers of driver fatigue.

Rest stops are situated on busy stretches of road over long weekends and holiday periods, encouraging drivers to stop, take a break and revive themselves with free refreshments.

Over the 2006 Easter weekend, Driver Reviver stops were set up at four locations across New Zealand, with more than 3,000 cars stopping on the Easter Monday holiday.

State's Personal Sales Team Leader, David Gray, said the initiative was a great example of how we can help our community and help reduce driver fatigue road accidents.

"The reaction from those who stopped was overwhelming – they were really impressed that an insurance company would do such a thing," David said.

"It was a terrific way to target dangerous traffic spots and times of day. It has already changed the attitude of some motorists, who said they now realised they must take a break."

SUMMARY OF PERFORMANCE

ASIAN OPERATIONS

We took a number of steps during the year in line with our goal to establish an Asian foothold, with our Asian businesses contributing to the Group's gross written premium and underwriting profits for the first time.

Our presence in Thailand expanded with the purchase of a general insurer in July 2005, renamed NZI Thailand, and we increased our long-held stake in Safety Insurance to 96%.

Together, these two businesses provide IAG with the fourth-largest share of the fast growing Thai insurance market, with a presence in both personal and commercial insurance.

In March 2006, we purchased a 30% stake in AmAssurance, Malaysia's second-largest motor insurer. A part of AMMB, one of Malaysia's largest banks, AmAssurance has an extensive distribution network, with a one-stop offering for financial services products to distributors, and bancassurance opportunities.

In June 2006, we agreed to acquire a newly formed Lloyd's managing agency and specialist Asian syndicate, to support the development and management of our expanding Asian portfolio allowing us to leverage reinsurance opportunities in the region.

We also established a regional office in Singapore, from which we oversee our existing interests in Malaysia, Thailand and Singapore, and search for new opportunities in the region.

In China, the Group's roadside assistance company, CAA, continued to focus on creating a high performance culture and enhancing profitability through disciplined cost management, innovative product design and improved customer service.

In line with the Group's desire to reduce risk in the community, CAA continued to roll out its road safety campaign in conjunction with Tsinghua University. The campaign was designed to raise community awareness on topics such as wearing seat belts, braking distances, the use of child restraints and capsules, and the effects of drink-driving.

During the year, we progressed our plan to acquire 24.9% of China's second-largest insurer. Upon completion, this will provide us with an entry into one of the world's fastest growing general insurance markets.

In each of the countries in which we operate, we are building strong relationships with the prudential regulators and industry bodies, that enable us to provide valuable input into market and regulatory reform.

LOOKING FORWARD

We will continue to build our portfolio of Asian assets, both through further acquisitions and organic growth opportunities. Continued growth in market insurance premiums in excess of 10% per annum is expected in these markets, given the current low levels of penetration coupled with natural economic growth well above that of more mature markets.

Working closely with our business partners, we will focus on initiatives which leverage IAG's world class skills in underwriting and claims management as well as our partners' local knowledge and distribution capabilities, to identify and scope opportunities for growth.



Justin Breheny
CEO, Asia

Our Asian division was formed during the year with responsibility for overseeing our growing portfolio of investments in the region.



A NEW BEGINNING IN THAILAND

Early in 2006, IAG marked the renaming of its new Thai business, NZI Thailand, with an official ceremony in Bangkok. The CEO of NZI Thailand, Chris Dooley, said the new brand would quickly gain recognition, and would benefit from being part of the broader IAG stable of businesses.

"The NZI brand has a long tradition which dates back to 1859. It has been used once before in the Thai market, as well as being the brand for New Zealand's leading commercial insurer, also part of the IAG stable," Chris said.

"Being part of IAG provides the opportunity for NZI Thailand to draw on the world class capabilities of the Group in underwriting and claims management. We are already sharing product and technology information and have seen some improvements."

IAG's CEO Asia, Justin Breheny said the acquisition of NZI Thailand was an important step in the Group's strategy to build a presence in Asia.

"With a population of more than 60 million people and strong forecast economic prospects, we long ago identified Thailand's general insurance market as having solid growth potential," Justin said.

"NZI Thailand is our second acquisition there – we have been working closely with the team at Safety Insurance since 1998 and are now pleased to be working just as closely with the team at NZI Thailand."

BOARD OF DIRECTORS









MR JA (JAMES) STRONG AO
Age 62 – Independent Non-executive Director

Mr James Strong was appointed Chairman of IAG in August 2001. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Strong is Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. He is also a Director of the Australian Grand Prix Corporation, Dorna Sports SL and Qantas Airways Limited.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council.

Mr Strong has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia.

In 2006, Mr Strong was made an Officer of the Order of Australia.

Directorships of other listed companies held in past three years

- Woolworths Limited – since 10 March 2000;
- IAG Finance (New Zealand) Limited – since 9 November 2004; and
- Qantas Airways Limited – since 1 July 2006.

MR MJ (MICHAEL) HAWKER
BSc, FAICD, FAIM, F Fin
Age 46 – Chief Executive Officer and Managing Director

Michael Hawker was appointed Managing Director and Chief Executive Officer of IAG in December 2001.

Before joining IAG, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia. Mr Hawker was listed by Euromoney as one of the top 50 bankers under the age of 40, and one of The Australian Financial Review's True Leaders in 2004 and 2005. He was awarded the Australian Banking & Finance Magazine Millennium Banker of the Year Award in 2000, and the Best Insurance Executive Award in 2003 and 2004. In 2006, he was awarded Insurance Personality of the Year at the Australian and New Zealand Insurance Industry Awards, and Leader of the Year at the Human Capital Leadership Awards. He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is President of the Insurance Council of Australia; Member of the Financial Sector Advisory Council; Chairman of the Australian Business in the Community Network; Member of the Business Council of Australia; Member of the Business Roundtable for Sustainable Development; Member of the Australian Business and Arts Foundation (AbaF); and Advisory Board Member for the Police Commission of NSW. He was previously Chairman of the Australian Financial Markets Association; Director of the Australian Chamber of Commerce and Industry; Member of the Federal Treasurer's Consumer and Financial Literacy Council and an Advisory Board Member of the Australian Graduate School of Management.

Directorships of listed companies held in past three years

- IAG Finance (New Zealand) Limited – since 9 November 2004.

MS YA (YASMIN) ALLEN
BCom, FAICD
Age 42 – Independent Non-executive Director

Ms Yasmin Allen was appointed as a Director of IAG in November 2004. She is a member of the IAG Risk Management & Compliance Committee.

Ms Allen has extensive experience in investment banking, as an equities analyst and in senior management.

Ms Allen was previously a Vice President at Deutsche Bank AG, a Director at ANZ Investment Bank in Australia, an Associate Director at James Capel UK Ltd (HSBC Group) and an analyst at Kleinwort Benson plc Investment Bank in the UK.

Ms Allen is currently a Director of Export Finance & Insurance Corporation (EFIC), Macquarie Specialised Asset Management (and the Chairperson of its Audit Committee), Film Australia (and the Chairperson of its Audit Committee), the Salvation Army Advisory Board and the Salvation Army Investment Advisory Board.

Directorships of other listed companies held in past three years

- None.

MR JF (JOHN) ASTBURY
FAICD
Age 62 – Independent Non-executive Director

Mr John Astbury was appointed as a Director of IAG in July 2000. He is Chairman of the IAG Audit Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Astbury is a Director of Woolworths Limited and AMP Limited. He was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has a long career in banking and financial services in both the UK and Australia.

Directorships of other listed companies held in past three years

- Woolworths Limited – since 29 January 2003; and
- AMP Limited – since 1 September 2004.



MR GA (GEOFFREY) COUSINS

Age 63 – Independent Non-executive Director

Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000. He is a member of the IAG Audit Committee.

Mr Cousins has more than 26 years, experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas Group and NM Rothchild and Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.

Mr Cousins is a consultant to the Prime Minister and is the Chairman of the Cure Cancer Australia Foundation.

Directorships of other listed companies held in past three years

- None.



MR ND (NEIL) HAMILTON

LLB

Age 54 – Independent Non-executive Director

Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

Mr Hamilton is the Chairman of IRESS Market Technology Limited and Integrated Group Limited. He was formerly the Chairman of Western Power Corporation.

Directorships of other listed companies held in past three years

- Integrated Group Limited – since 2 August 1999;
- IRESS Market Technology Limited – since 15 September 2000;
- Chieftain Securities Limited – from 12 June 2002 to 19 November 2004; and
- Sons of Gwalia Ltd – from 19 January 2004 to 28 January 2005.



MR RA (ROWAN) ROSS

BEc, BCom, FCPA, SF Fin

Age 57 – Independent Non-executive Director

Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Ross is currently Chairman of Macquarie Capital Alliance Limited and Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. Mr Ross has more than 30 year's experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Directorships of other listed companies held in past three years

- IAG Finance (New Zealand) Limited – since 9 November 2004; and
- Macquarie Capital Alliance Limited – since 25 January 2005.



MR B (BRIAN) SCHWARTZ AM

FCA

Age 53 – Independent Non-executive Director

Mr Brian Schwartz was appointed as a Director of IAG in January 2005. He is a member of the IAG Audit Committee.

Mr Schwartz is the Chief Executive of Investec Bank (Australia) Limited (effective 14 February 2005). Prior to this he was with Ernst & Young Australia (1979 – 2004), becoming its Chief Executive in 1998. He was a member of Ernst & Young's global board and Managing Partner of the Oceania region.

Mr Schwartz serves as a Trustee and Vice President of The Australian Museum; and Deputy Chairman of the Board of Football Federation Australia Limited. He was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past three years

- None.

CORPORATE GOVERNANCE

IAG's corporate governance structure and risk management framework is designed to provide a sustainable balance between its core operating purpose (to pay claims, understand and price risk, manage costs and reduce risk) and its responsibility to provide fair and stable returns to shareholders.

IAG'S APPROACH TO CORPORATE GOVERNANCE

The Group is committed to attaining the highest level of corporate governance to ensure the future sustainability of the organisation and to create long-term value for its shareholders. To achieve this, the company promotes a culture that rewards transparency, honesty, meritocracy, teamwork and social responsibility.

The key corporate governance practices followed by the Group and its people are summarised below. It is not an exhaustive list of all corporate governance practices in place. Copies of IAG's Board and Board Committee charters and key corporate governance policies can be found on IAG's website at www.iag.com.au.

International

During the past year, the Group's corporate governance framework has continued to evolve in response to changes in its operations and as a result of the Group's international expansion. This has resulted in the formation of a new committee, the International Advisory Panel (IAP), which replaces a former executive management committee, the Asia Management Advisory Council and also resulted in the appointment of Mr Justin Breheny to the new executive role of CEO, Asia.

Formation of the IAP followed a review undertaken of the Group's governance framework to assess its effectiveness to address issues that may arise in the course of the Group's international expansion, as well as to deal appropriately with an expanded Group. The review also included policies adopted by other companies which have implemented successful governance frameworks for their domestic and international operations.

The principal role of the IAP is to provide advice and support to the Group's executives to assist them, particularly in the area of culture and relationships, in the effective execution of the Group's strategy of building an international portfolio of general insurance businesses in regions and countries, outside of Australia and New Zealand in which IAG is operating or proposing to operate.

The IAP's members are drawn from the Group's Board, senior executives and external advisors. A summary of the key responsibilities of this new Committee is provided at page 37.

Other key outcomes from the review of the Group's governance framework, which are currently being implemented, were:

- reviewing executive management committees' terms of reference for escalation thresholds for issues arising from offshore investments. A summary of these committees' roles is provided at pages 36 and 37;

  rating overseas investments by the regulatory environment, materiality, reputation and strategic importance to guide decisions around board composition, engagement, risk management and internal audit approaches;

  establishing a global people framework that defines the Group's processes for dealing with people and culture matters, including developing a code of ethics to guide business conduct and striving to build a culture that values exemplary ethical standards, honesty and transparency wherever the Group operates;

  extending the risk management strategy to incorporate international expansion, addressing, for example, risk appetite, reporting protocols and referral mechanisms for issues that impact the Group;

  establishing uniform internal audit processes and risk and reporting criteria; and

  positively influencing stakeholders of new investments to support the Group's culture that rewards transparency, honesty, meritocracy, teamwork and social responsibility.

Regulatory

The regulatory environment in which the Group conducts its business continues to have a major influence on the Group's corporate governance practices.

New prudential standards have been released by APRA on reinsurance management; audit and actuarial reporting and valuation; risk management; fit & proper requirements; and governance for general insurers as part of APRA's Stage II General Insurance Prudential Standards. The Group is in the process of making any changes necessary to meet the standards by their effective date of 1 October 2006, and formulated plans for their implementation. The standards will enhance the Group's corporate governance framework. The documentary compliance required by APRA will also increase the Group's regulatory compliance cost burden.

Throughout the reporting period, the Group has complied with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

The Group believes that active engagement with governments, regulators, industry and professional groups, ensures that the interests of the Group and its stakeholders are properly considered in the formulation of proposals to improve Australia's corporate governance, general insurance prudential regime and insurance industry practices. In this context, the Group strives for regulation that enhances, rather than stifles, competition; protects consumers; encourages efficiency; and promotes and sustains public confidence in insurers and their products.

In the past year, the Group has again actively participated in the debate to improve Australia's corporate governance regime, making submissions to federal and state government committees and enquiries, and regulators in relation to new legislation and regulation affecting the insurance industry. In addition, IAG representatives have participated in forums, working parties and committees of domestic and overseas insurance industry associations, accounting and actuarial professional bodies to help formulate responses to proposals to improve corporate governance, prudential and financial reporting standards and practices that have particular application to the general insurance industry.

THE BOARD OF DIRECTORS

Roles and responsibilities

The Board

The Board is accountable to shareholders for the performance, operations and affairs of the Group. The Board's principal role is to govern, rather than manage, the Group. The Directors represent and serve the interests of the shareholders and collectively oversee and appraise the strategies, policies and performance of the Group.

In performing its role, the Board is mindful that the obligations of the Directors are primarily set out in the Corporations Act, the Insurance Act and general law.

The Board is responsible for oversight of the Group, and specifically:

- driving the strategic direction of the Group and approving corporate strategies;
- selecting, regularly evaluating and, if necessary, replacing the Chief Executive Officer;
- setting goals and policies for the Group including risk appetite;
- monitoring management's performance;
- appointing and, where appropriate, removing the Chief Financial Officer and the Company Secretary;
- reviewing management succession planning;
- providing advice and counsel to senior management;
- selecting and recommending appropriate candidates to the Group's shareholders for election to the Board;
- evaluating Board processes and performance of the Board as a whole, as well as contributions by individual Directors;
- monitoring financial performance and reporting;
- reviewing the adequacy of systems to comply with all laws and regulations which apply to the Group and its businesses;
- monitoring key risk areas by ensuring the implementation of a suitable risk management and internal controls framework;
- monitoring the exercise of authority delegated to the Chief Executive Officer;
- ensuring that reporting and disclosure processes include all relevant legal and commercial requirements; and
- ensuring that proper governance practices (including appropriate standards of ethical behaviour, corporate governance and social responsibility) are established and processes exist to ensure they are adhered to at all times.

The Chief Executive Officer

The Board has delegated responsibility for the day-to-day operations and administration of the Group to the Chief Executive Officer, who is responsible for:

- developing, implementing and monitoring the strategic and financial plans of the Group, in conjunction with the Board;
- ensuring the efficient and effective operation of the Group;
- ensuring the ongoing development, implementation and monitoring of the Group's risk management and internal controls framework;
- ensuring the Board is provided with accurate and clear information in a timely manner to promote effective decision-making by the Board; and
- ensuring all material matters affecting the Group are brought to the Board's attention.

The Chairman

The Chairman provides leadership to the Board and the Group. The Chairman presides at Board and general meetings of the company. The Chairman is responsible for ensuring the Board discharges its role, and works closely with the Chief Executive Officer in that regard. The roles of the Chairman and the Chief Executive Officer are separate.

The Board does not have a Deputy Chairman. However, Mr Rowan Ross has, on occasions, acted in this capacity.

Structure and composition of the Board

The company's constitution provides for a minimum of three directors and a maximum of 12 or fewer directors as determined by the Directors from time to time. The Directors have determined that, for the present, the maximum number of directors is eight.

The Board currently comprises seven non-executive Directors and one executive Director, Mr Michael Hawker.

The Board has determined that the Board must comprise a majority of independent non-executive Directors and that the Chairman must be an independent non-executive Director.

The Board will determine whether each Director is independent, using the principles outlined in its Charter. Independence will be taken to be met when a Director is a non-executive Director and:

- is not a substantial shareholder of the company (a shareholder with 5% or more of the issued voting shares), or associated directly with a substantial shareholder of the company;
- has not within the past three years been employed as an executive of the company or any of its subsidiaries or been a Director after ceasing to hold any such employment;
- has not within the last three years been associated with, or a principal of, a material professional advisor or material consultant to the Group, or an employee materially associated with the service provided;
- is not a material supplier or customer of the Group, or an officer of or otherwise directly or indirectly associated with a material supplier or customer and has no material contractual relationship with the Group other than as a Director;
- has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Group (as determined by the Board in the case of each Director); and
- is otherwise free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Group.

CORPORATE GOVERNANCE

The Directors have determined that a relationship is material where the value of goods or services provided to the Group in the past three years accounts for 5% or more of the consolidated gross revenue or consolidated expenses of either the Group or the supplier/customer's corporate group over that three-year period.

Non-executive Directors are required to confirm their independence periodically while they remain in office. All current non-executive Directors have confirmed their continued independence.

Where the Board is required to approve a transaction or arrangement with an organisation in which a Director has an interest, the relevant Director must disclose their interest and abstain from voting. Furthermore, Directors with potential conflicts do not serve on any Board Committees that are appointed to provide oversight of the implementation of transactions or arrangements, in which the other organisation plays a role.

The Board considers its size and composition annually. In doing so, Directors will consider, among other things:

- the nature, size and complexity of the Group; and
- the efficiency and effectiveness of the Board, balancing the need to have sufficient skills and expertise to fulfil the needs of the Board and all its Committees, with the need to maintain a Board size where all Directors can effectively participate and contribute.

The names of Directors in office at the date of this report, their year of appointment, their designation as a non-executive independent or executive Director and their experience, expertise, and biographical details are set out at pages 28 and 29.

The Board engages reputable recruitment consultants to assist the Board to identify suitable candidates for appointment to the Board.

Non-executive Director induction and training
The Group encourages continuing professional education for each of its Directors. All Directors are expected to remain up to date in relation to issues affecting the Group, the general insurance industry, and their duties as Directors.

New Directors and senior executives have access to an orientation program to introduce the executive team and detail the Group's businesses. Orientation also includes site visits by new Directors as well as individual meetings with the Chief Executive Officer, Group executives and other senior management.

'101' workshops are conducted regularly to assist Directors' education on topics which include fundamentals of general insurance, reinsurance and investments. For example, in the past year, a workshop was held on strategic asset allocation for investments.

Executive Directors appointed to subsidiary and associated company boards are required to undertake a minimum level of director training and to demonstrate that they have undertaken ongoing development and training to continue to effectively and competently perform their roles as executive directors.

Tenure
It is expected that Directors will continue as Directors only for so long as they have the confidence of their fellow Board members and the confidence of the company's shareholders.

In September 2003, the Board introduced a tenure policy to apply to non-executive Directors to ensure the Board comprises Directors who collectively have the relevant experience and skills required, and assists in maintaining the independence of the Board. This policy, among other things, provided that the standard tenure for a non-executive Director would be up to seven years although the Board retained its discretion to invite Directors to stand for an additional term which may take their total tenure beyond seven years.

Since the policy was introduced, four Directors have left the Board and two new Directors have been appointed to the Board.

The Board invited three Directors, Messrs Astbury, Cousins and Ross to stand again for re-election at the company's 2005 Annual General Meeting (AGM) even though these further terms have taken their respective total individual tenures beyond seven years. As the company would have lost three of its most experienced and capable non-executive Directors, the Board determined that it was in the best interests of the company for these Directors to remain on the Board for a further period. The Board also announced at the same time that it would review the tenure policy.

Following that review, which included a study of the policies and practices of the 50 largest companies (by reference to market capitalisation) on the ASX, the Board has agreed that the maximum tenure of a non-executive Director shall be 10 years. Tenure includes the aggregate period of service with the company as well as service on the Board of Insurance Australia Limited (formerly NRMA Insurance Limited) accrued prior to service as a director of the company.

Appointment terms
Formal appointment letters have been issued to each non-executive Director, including the Chairman, to assist individual Directors in understanding the role of the Board and the corporate governance principles adopted by the Board. The letters formally document the basis of each Director's appointment, including the standard term of their appointments and, where applicable, the cessation of further accrual of retirement benefits.

The appointment letters also provide for:

- the right of non-executive Directors to, upon providing prior notice to the Chairman, obtain independent professional financial and legal advice, at the company's expense, to assist with discharging their duties efficiently;
- measures used, and the processes to be applied, by the Board to assess the individual performance of Directors, details of which are set out in the section below; and
- the expectation that Directors will abide by the company's Code of Conduct and its Continuous Disclosure & Insider Trading policy.

Measuring the performance of Directors
The Nomination, Remuneration & Sustainability Committee conducts a formal review of the Board's performance, composition and size at least every three years.

Each Director's performance is subject to evaluation by the Chairman at least every two years, by discussion between the Chairman and the Director. Individual Directors also evaluate the Chairman's performance at least every two years. Measures of a Director's performance will include:

- contribution of the Director to Board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the Chairman's performance, the fulfilment of his/her additional role as Chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

A review of individual Directors' performance was conducted in June 2005, with assistance and input from an independent board performance expert. The review process involves the completion of questionnaires by Directors and Group executives, the collation of results and discussion with individual Directors and the Board as a whole led by the Chairman.

Board operations
The Board meets formally at least nine times during the year.

In addition, the Board meets twice a year with the Group's executive team to review the company's strategic plan and to set the company's overall strategic direction. In the past year, the Board and Group Executive undertook a study trip in Europe which provided them with the opportunity to see first-hand the practices and trends in those markets which may be relevant to anticipated developments in the Group's existing markets, or which may form the basis for further investments by the Group, consistent with its long-term strategy to build a presence in key offshore growth markets.

Directors were also involved in a number of additional Board meetings for specific Group initiatives which, during the past year, principally related to investments in overseas markets.

Directors are encouraged to bring to Board meetings objective independent judgement in relation to the matters under consideration, to ask incisive, robust questions and require accurate, honest answers.

Directors' attendance at Board and Committee meetings held during the year are shown at page 41 in the Directors' Report.

As part of the operation of the Board and standing Board Committees, non-executive Directors set aside time in meetings from time to time to meet without any management representatives present. The Board also meets with the Chief Executive Officer (without other executive management present) at the commencement of each meeting. Senior management representatives frequently attend Board meetings at the Board's invitation.

Directors receive agendas, board papers and minutes in advance of meetings in hard copy or may access this information from a secure website established for this purpose.

COMPANY SECRETARY

The company has appointed two Company Secretaries who are responsible to the Board for ensuring board procedures are complied with and who also provide advice and counsel to the board in relation to the company's constitution, corporate governance, investor relations and other matters.

The qualifications and experience of IAG's Company Secretaries are set out at page 41.

STANDING COMMITTEES

The company has three standing Board Committees, each with charters and established operating procedures. Copies of the Committee charters are available at the Group's website, www.iag.com.au.

Committee processes
All standing Board Committees are required to have three members and currently comprise only independent non-executive Directors. Each Committee meets at least four times each year.

The Committees have unfettered access to Group executives, senior management and advisors. The Chief Executive Officer, Group executives and senior management are invited to meetings as required. All Directors receive Committee papers and may attend any Committee meeting.

The Chairs of the Committees give oral reports on outcomes at the next Board meeting immediately following each Committee meeting and copies of all Committee minutes are made available to the full Board.

Each Committee annually reviews fulfilment of its responsibilities under its respective charter. Performance of each Committee is reviewed at the same time as the Board conducts its review of performance.

Nomination, Remuneration & Sustainability Committee
The three members of the Nomination, Remuneration & Sustainability Committee are currently Messrs James Strong (Chairman), John Astbury and Rowan Ross.

The main responsibilities of this Committee include:

- formally reviewing Board performance, size and composition every three years, and recommending candidates for appointment to the Board;
- providing assistance to the Chairman on the review of the performance of individual Directors and making recommendations on the operation of the Board;
- making recommendations to the Board in respect of the remuneration of Non-executive Directors of the company and subsidiary boards and committees and the Chief Executive Officer as well as approval of the remuneration of the direct reports to the Chief Executive Officer;
- considering the Chief Executive Officer's performance and plans for succession, as well as reviewing management plans for executive succession;
- ensuring the Group's overall remuneration policy and approach fit the strategic goals of the Group;
- monitoring the effectiveness and integrity of, and compliance with, the Group's remuneration and human resource policies and practices;

CORPORATE GOVERNANCE

- ensuring the issues of corporate reputation, social responsibility, and the Group's commitments around safety, environment, and community and stakeholder views are appropriately considered in the context of the Group's view of its corporate purpose and strategy and the importance of corporate reputation to the delivery of sustainable value for shareholders;
- considering social, environmental and ethical impacts of the Group's business practices and setting standards for social, environmental and ethical practices; and
- reporting to the Board on all matters relevant to the Committee's responsibilities.

Audit Committee
The three members of the Audit Committee are Messrs John Astbury (Chairman), Geoffrey Cousins and Brian Schwartz. All three members have financial experience and two have accounting experience.

The main responsibilities of this Committee include:

- assisting the Board to discharge their responsibility to exercise due care, diligence and skill in relation to the integrity of the Group's internal and external financial reporting. This includes ensuring that the Group's full and half-year financial reporting is consistent with Committee members' information and knowledge and believed to be sufficient for shareholder and other stakeholders' needs;
- monitoring the application of accounting and actuarial standards, policies and practices by senior financial management when preparing full and half-year financial reports;
- assessing information from the external auditors and the internal audit function that affects the quality of external and internal financial reports;
- reviewing external auditor engagement, remuneration, independence and effectiveness;
- making recommendations to the Board on the appointment, removal and remuneration of the external auditor and monitoring his/her effectiveness;
- monitoring compliance with an agreed framework for dealing with the external auditor's and consulting actuaries' firm for the provision of other services to ensure that such services and any relevant relationships do not compromise their objective and impartial judgement;
- meeting with the Approved Auditor, the Approved Actuary, the Head of Group Risk & Compliance and the reporting and consulting actuaries on at least an annual basis without other management being present;
- approving the internal annual audit plan proposed by Group Risk Assurance and monitoring progress against the plan;
- meeting with the Head of Group Risk Assurance on at least an annual basis without other management being present;
- monitoring the independence and effectiveness of the internal audit function and overseeing adherence to the Group Internal Audit Charter;
- making recommendations to the Board on the appointment and removal of the Head of Group Risk Assurance and monitoring his/her effectiveness; and
- reporting to the Board on all matters relevant to the Committee's responsibilities.

The Audit Committee is also empowered as the audit committee of IAG's subsidiaries that are authorised general insurers in Australia, except for Insurance Manufacturers of Australia Pty Limited, which has a separate Audit, Risk Management & Compliance Committee. In addition, the Audit Committee acts as the audit committee for IAG Finance (New Zealand) Limited, a company with debt securities listed on the ASX.

Risk Management & Compliance Committee
The three members of the Risk Management & Compliance Committee are Messrs Rowan Ross (Chairman) and Neil Hamilton and Ms Yasmin Allen.

The main responsibilities of this Committee include:

- overseeing the Group's risk management systems, practices and procedures to ensure effectiveness of risk identification and management, and compliance with internal guidelines and external requirements;
- reviewing and monitoring all material risks in the Group's risk management systems: balance sheet, market (including investment, insurance, liquidity, product, pricing, underwriting, liability, claims management and derivatives risks), credit, operational and reinsurance risks to ensure the effective management of all such risks;
- reviewing and evaluating the effectiveness of the Group's internal control systems;
- approving the internal annual audit plan proposed by Group Risk Assurance and monitoring progress against the plan;
- meeting with the Head of Group Risk & Compliance and the Group General Counsel on at least an annual basis without other management being present;
- making recommendations to the Board on the appointment and removal of the Head of Group Risk & Compliance and monitoring his/her effectiveness; and
- reporting to the Board on all matters relevant to the Committee's responsibilities.

PROMOTING ETHICAL AND RESPONSIBLE DECISION-MAKING

The Group takes ethical and responsible decision-making very seriously. It expects its employees and Directors to do the same, as reflected in its internal policies around conduct, continuous disclosure and insider trading.

Code of Conduct
The company's Code of Conduct extends to all people employed by the Group including the Directors and executive management. The Code is designed to encourage ethical and appropriate behaviour in all avenues of work, based on the following principles:

- acting honestly and openly in all dealings;
- complying with all laws and industry codes that regulate our activities;
- abiding by our rules to prevent insider trading;
- maintaining confidentiality; and
- avoiding conflicts of interest.

Code of Ethics
A Code of Ethical Business Conduct is currently being developed to provide all Group employees with a framework to make good, informed business decisions and to act on them with integrity. The Code will set out the behaviours that can be expected from every employee in the Group so that the Group's stakeholders, when interacting with Group employees, will be assured that Group employees act in a responsible, ethical, transparent and honest way wherever the Group operates.

The Code will apply to all employees of the Group's subsidiaries.

Whistleblowing
Employees are encouraged to raise any material matters of concern through the Group's management structure as part of the Group's objective of building a culture where people perform their duties in an ethical and appropriate manner.

The Group is proactive about preventing, detecting and investigating all instances of suspected serious inappropriate behaviour. ActionLine, a phone and internet reporting system hosted and monitored by an external service provider, was introduced to capture the most serious incidents of inappropriate behaviour within the organisation and to encourage employees to raise other material matters of concern that they believe have not been appropriately addressed through the Group's management structure. This can be done anonymously through the external host.

Continuous disclosure and insider trading
The company's Continuous Disclosure & Insider Trading Policy reinforces its commitment to continuous disclosure, as well as the responsibility of all employees regarding price sensitive information and insider trading.

The Policy also includes a protocol outlining how information is released to the public and provides examples of what could constitute price sensitive information and how knowledge of such information prohibits share trading.

A share trading protocol sets the framework for employee dealings in IAG securities, and aims to prevent employees from inadvertently breaching insider trading laws. The protocol specifies that Directors, Group executives and designated employees may only buy or sell IAG securities in the four week period commencing two trading days after the Group's half-year and full-year results announcements and the AGM or any other period approved by the Board, subject to not being in possession of inside information as defined by the law.

In addition, IAG Directors, Group Executives and other specified designated executives may only trade in IAG securities in these periods after they have received prior consent from the Nomination, Remuneration & Sustainability Committee and complied with any conditions on trading in IAG securities that the Committee imposes, subject again to not being in possession of inside information as defined by the law.

Directors and management are encouraged to assist in the process of the Board identifying, evaluating and reporting on matters to comply with the provisions of the Corporations Act and the ASX Listing Rules in relation to continuous disclosure so as to keep the market fully informed.

SHAREHOLDERS

In keeping with the Code of Conduct and the spirit of continuous disclosure, the Group is committed to ensuring shareholders are informed of significant developments for the Group. Regular announcements to the ASX are proactively relayed through an email messaging service to shareholders and other users who are registered to receive such emails, and are posted on the company's website, www.iag.com.au. Approximately 9,000 shareholders and other registered users currently use the email messaging service.

There are approximately 62,000 shareholders who have registered their email address to be advised when shareholder communications, including the annual and interim reports, dividend advices and holding balance statements, are available electronically.

Major investor briefings are webcast where practical and copies are retained on the website for ease of access. When conducting briefings of investors, care is taken to ensure that price sensitive information is not inadvertently communicated to market participants and is provided to all investors and market participants at the same time in accordance with the ASX Listing Rules.

Media coverage of key events is also sought as a means of delivering information to shareholders and the market. Formal communication with shareholders is also conducted via the annual report, concise annual report and interim report, and at the AGM of shareholders.

The Group is mindful of the need to adopt best practices in the drafting of notices for general meetings and other communications with shareholders to ensure that its notices of meetings are honest, accurate, informative and not misleading.

Electronic proxy voting helps to facilitate ease and timeliness of lodgement by shareholders of their voting on resolutions to be put to general meetings.

Shareholders are encouraged to attend general meetings and ask questions of the Chairman and the Board.

The external auditor attends general meetings and is available to answer shareholders' questions concerning the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted and audit independence.

Shareholders may raise any issues or concerns at any time by contacting the company. Shareholders should email their questions or comments to investor.relations@iag.com.au or write to the Chairman or Company Secretary at Insurance Australia Group Limited, Level 26, 388 George Street, Sydney NSW 2000.

CORPORATE GOVERNANCE

RISK MANAGEMENT

Managing risk is at the heart of ensuring IAG's ongoing sustainability and delivery of value to shareholders. The Group's risk management framework is based on the interaction of the oversight structure, internal policies, key risk management processes and culture.

Oversight structure

A number of key forums and executives oversee the Group's management of risk. These are summarised in the diagram below and detailed in approved charters and role descriptions.

The roles and composition of the executive management committees are detailed as follows:

Operational Review Meeting (ORM)

ORM is responsible for:

- reviewing corporate strategies and the performance of the Group and its business units compared to budgets, forecasts and corporate plans;
- monitoring the Group's operational risk;
- authorising capital allocation to major projects within financial delegation limits approved by the Board;
- reviewing the Group's performance in the areas of health, safety, environment and community performance; and
- reviewing human resource performance and reward strategies.

ORM is now also responsible for monitoring operational, financial and community risks which have the potential to manifest themselves in severe reputation damage. These responsibilities were formerly undertaken by a separate executive management committee, the Reputation Committee. This committee is still convened by ORM where significant issues warrant a more particular focus and development of reputation risk mitigation strategies.

Asset & Liability Committee (ALCo)

The role of ALCo is to allow the Group's senior management to:

- formulate recommendations for the Board concerning issues related to capital management and risk management, including credit risk and asset allocation;
- oversee implementation of Board policies concerning risk and capital management;
- oversee the ongoing implementation of, and compliance with, the Group's Risk Management Strategy (RMS) including the Group's reinsurance management strategy; and
- report to the Risk Management & Compliance Committee concerning compliance with, and the effectiveness of, the RMS.

Its members include Mr Michael Hawker (Chairman) and the Group's executives with operational and financial roles and other key senior management with responsibility for finance, treasury, actuarial, investment and reinsurance functions.

Underwriting & Pricing Policy Committee (UPPCo)

The role of UPPCo is to provide the Group's senior management with a forum in which to:

- establish or modify the Group's pricing principles and framework;
- determine and monitor Group underwriting standards; and

  monitor Group insurance risk accumulations and Group reinsurance requirements.

Its members include Mr Michael Hawker (Chairman) and the Group's executives with operational and financial roles and other key senior management with responsibility for insurance strategy, pricing, underwriting, actuarial and reinsurance functions.



EXPERT COMMUNITY ADVISORY COMMITTEE
INTERNATIONAL ADVISORY PANEL (IAP)
Customers
Shareholders
Community
Regulators
EXTERNAL STAKEHOLDERS
BOARD
IAG Board
IAG Risk Management & Compliance Committee (RMCC)
IAG Audit Committee
IAG Nomination, Remuneration & Sustainability Committee (NRSC)
Subsidiary Boards and Audit/Risk/Compliance Committees
MANAGEMENT COMMITTEES
Operational Review Meeting (ORM)
Underwriting & Pricing Policy Committee (UPPCo)
Asset & Liability Committee (ALCo)
OVERSIGHT ROLES
CEO, CFO & Executive Team
Chief Risk Officer & Group Actuary
Corporate Treasurer
Group Risk/Regional Chief Risk Officer Functions
Group Legal
External/Approved Auditor
Internal Audit
Consulting Actuaries
EXECUTION ROLES
Business Unit Risk Function
All Managers
Entire Workforce
OH&S Representatives
Project Managers

International Advisory Panel (IAP)

The IAP is responsible for:

- assisting with the preparation and updating of cultural and business risk assessments on market participants in which the Group has or is contemplating making an investment;
- developing relationships with and an understanding of the key shareholders/owners, Directors, heads of business, regulators and other government representatives relevant to proposed and ongoing investments by the Group; and
- providing advice on the Group's international operations as requested by the Board or by panel members.

Its members include Messrs James Strong (Chairman), Neil Hamilton, Michael Hawker and Brian Schwartz, selected Group Executives and two external members, Mr Ian Brown, former Deputy Chief Executive Officer of the company, and Mr Ian Buchanan, Senior Advisor to and former Regional Chairman of Booz Allen Hamilton New Zealand, Australia and South East Asia.

Internal policies

Together with the Codes of Conduct and Ethical Business Conduct and the Continuous Disclosure and Insider Trading Policy, the RMS details the Group's principles, risk appetite, key controls and monitoring processes for managing the risks outlined in the diagram 'IAG's Risk Categories' below.

The main aim of the RMS is to describe the risk management frameworks within the Group. The RMS is a primary input to, and evolves with, IAG's corporate strategy. It is a statement of minimum acceptable standards for managing the full spectrum of risks associated with pursuing corporate objectives and fulfilling the Group's purpose.

The RMS is reviewed annually by the Board and, if considered appropriate, updated consistent with APRA prudential standards.

Key risk management processes

Management employs the following key processes to meet, as well as monitor, the requirements of the Group's RMS.

Management assurance framework

This is a framework of self-assessment questions posed to, and answered by, management relating to the effectiveness of risk management processes and internal controls. The answers support the Chief Executive Officer, Chief Financial Officer and Board declarations on risk management, internal control and external financial reporting.

Risk profiling

Each business unit identifies, assesses and designs controls for risks to achieving business objectives.

Risk reporting

Reporting on risk management initiatives and issues is supplied to:

- the ORM by each Business Unit;
- the key management committees (ie ALCo and UPPCo) relating to the specific risks that these bodies oversee;
- each meeting of the IAG Risk Management & Compliance Committee and the IAG Audit Committee; and
- regulators, where relevant and appropriate.

Internal audit

Internal independent reviews of key risk areas, processes, projects and management assertions about risk management and internal control are undertaken by the internal audit function (Group Risk Assurance). This function reports to the Chief Risk Officer and the IAG Audit Committee.

Independent auditor's reviews

External independent reviews of key financial risk areas, processes and issues are provided by the independent auditor.



Risk Managment Framework
Operational
Corporate & Strategic
Underwriting & Pricing
Distribution
Claims Management
Reserving
Liquidity
Capital Management
Investments & Derivatives
Credit Quality
Reinsurance

IAG's Risk Categories

CORPORATE GOVERNANCE

Culture

The Board and management actively promote a culture of honesty, transparency, teamwork, meritocracy, and social responsibility, and encourage early and open communication of risk. To facilitate this culture, access is provided to the Chief Executive Officer, and the Chairs of the Board, Audit and Risk Management & Compliance Committees.

In particular, the Group has established:

- mechanisms for rapid escalation of important matters to relevant executives and/or Board members;
- performance incentives for management aimed at encouraging a proactive risk management culture; and
- the whistleblowing process through ActionLine.

COMMUNITY AND ENVIRONMENT

The Group recognises that its business has an impact on the community, the environment and the wider economy, and believes it must operate in a way that responds to these impacts effectively to meet its commitments to shareholders, customers and employees.

As such, the Group acknowledges that the sustainability of its businesses is directly tied to the sustainability of the communities in which it operates. The Group's purpose and values have been built on the premise that returns to shareholders will be enhanced by conducting business in a way that creates value for society across environmental, social and economic dimensions.

Social responsibility is a basic foundation for the way the Group operates. The Group is committed to ensuring it has appropriate policies and agreed practices to guide its actions, including employee practices, conduct in the marketplace, environmental care, governance and ethical conduct, occupational health and safety (OH&S), human rights and community involvement.

The company provides information on its social, economic and environmental performance against a series of indicators through its annual Sustainability Report, which is available at www.iag.com.au. A selection of these indicators is included in this report. In addition, the Group's Statement of Commitment to Community, Safety and the Environment is available on the website.

Ongoing stakeholder dialogue is a key element that drives the Group's community-based initiatives. After inviting key community leaders in 2004/05 to participate in a survey about social issues and the role of insurance in addressing those issues, in July 2005 the company produced a report entitled "We're Listening" on the key findings from the survey (the report is available at www.iag.com.au). Almost 80% of survey respondents said working to secure safer roads, homes and workplaces for Australians is the most important challenge facing their community, which is indeed the focus of the Group's community programs and advocacy. Ongoing feedback from stakeholder surveys will be used by the Group to ensure it remains focused on issues perceived most critical by the community. A follow-up survey is under way.

In addition, in 2006 the Group convened an Expert Community Advisory Committee in Australia. The Committee's mandate is to provide the Board and executive with advice on economic, social, environmental and cultural issues that may impact the Group's standing within the communities in which it operates. The Committee is an independent panel made up of individuals who represent a range of community interests and professional experience and expertise, as well as a mix of geographical areas. Their advice and comments are being considered and integrated into the Group's decision-making processes.

The Group acknowledges that its social impact also occurs indirectly through its suppliers, vendors and contractors. Accordingly, it has established Supplier Selection Guidelines which set minimum standards on social and environmental issues that must be met by contractors of services and suppliers for the purchase, hire or lease of equipment and materials. In addition to providing guidelines, the Group also supports its suppliers by providing tools that help assess and manage social and environmental risk.

REMUNERATION FRAMEWORK

The Group's approach to compensation arrangements for all employees, including non-executive Directors and executives, is based on ensuring that the Group can attract and retain the best people to drive corporate performance and deliver fair returns to shareholders.

Details of the Group's remuneration policies for its non-executive Directors and executives, the relationship of these policies to IAG's performance and details of the remuneration paid to the non-executive Directors and to relevant executives are disclosed in the Remuneration Report commencing on page 45.

FINANCIAL REPORT

RELATIONSHIP OF THE CONCISE FINANCIAL REPORT TO THE FULL FINANCIAL REPORT

The concise financial report is an extract from the full financial report for the year ended 30 June 2006. The financial statements and specific disclosures included in the concise financial report have been derived from the full financial report.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Insurance Australia Group Limited and its subsidiaries as the full financial report. Further financial information can be obtained from the full financial report.

The full financial report and independent audit report will be sent to members on request, free of charge. Please call 1300 360 688 (free call) and a copy will be forwarded to you. Alternatively, you can access both the full financial report and the concise financial report via the internet at our Shareholders' Centre on our website: www.iag.com.au.

CONTENTS

FIVE YEAR FINANCIAL SUMMARY

for the year ended 30 June

The financial information for the 2006 and 2005 years has been prepared under Australian equivalents to International Financial Reporting Standards ("AIFRS"). All financial information prior to 2005 was prepared under previous Australian Accounting Standards.

Insurance Australia Group Five Year Performance	2006 $m	2005 $m	2004 $m	2003 $m	2002 $m
Gross written premium	**6,435**	6,673	6,427	5,150	3,558
Gross earned premium	**6,537**	6,561	6,265	4,885	3,448
Reinsurance expense	**(405)**	(417)	(402)	(249)	(253)
Net earned premium	**6,132**	6,144	5,863	4,636	3,195
Net claims expense	**(3,900)**	(4,090)	(3,815)	(3,363)	(2,425)
Underwriting expenses	**(1,699)**	(1,624)	(1,500)	(1,074)	(628)
Underwriting profit	**533**	430	548	199	142
Investment income on asset backing insurance liabilities	**310**	516	244	372	136
Insurance profit	**843**	946	792	571	278
Investment income from equity holders and external funds	**537**	500	508	(76)	(291)
Financial services revenue	**-**	-	70	30	37
Other operating revenue	**218**	179	216	177	173
Share of net profit of associate	**2**	-	-	-	-
Life insurance business expenses	**-**	-	(52)	(11)	-
Finance costs	**(86)**	(69)	(57)	(46)	(46)
Corporate and administration expenses	**(265)**	(258)	(268)	(267)	(242)
Amortisation of goodwill and intangibles	**(14)**	(13)	(118)	(81)	(43)
Non-recurring items[2]	**-**	-	61	-	33
Profit / (loss) before income tax	**1,235**	1,285	1,152	297	(101)
Income tax (expense) / credit	**(373)**	(357)	(346)	(80)	18
Net profit / (loss)	**862**	928	806	217	(83)
Net (profit) / loss attributable to minority interests	**(103)**	(117)	(141)	(64)	58
Net profit / (loss) attributable to equity holders of Insurance Australia Group Limited	**759**	811	665	153	(25)
Ordinary equity holders' equity ($ million)	**3,491**	3,378	2,999	3,036	2,133
Total assets ($ million)	**16,972**	17,102	16,291	16,470	11,307
Business volume (in thousands)	**13,891**	14,204	14,052	13,334	8,671
Premium growth					
– Gross written	**(3.6%)**	3.8%	24.8%	44.7%	11.3%
– Net earned	**(0.2%)**	4.8%	26.5%	45.1%	15.1%
Key ratios[1]					
Loss ratio	**62.9%**	66.5%	65.1%	72.5%	75.9%
Expense ratio	**28.0%**	26.3%	25.6%	23.2%	19.7%
Combined ratio	**90.9%**	92.8%	90.7%	95.7%	95.6%
Insurance margin[3]	**14.1%**	15.5%	13.5%	12.3%	8.7%
After tax return on ordinary equity[4]	**22.1%**	24.5%	21.1%	5.1%	(1.2%)
Share information					
Dividends per ordinary share – fully franked (cents)	**42.00**	26.50	22.00	11.50	10.50
Basic earnings per ordinary share (cents)	**47.87**	49.31	37.87	8.65	(1.78)
Ordinary share price at 30 June ($) (ASX code: IAG)	**5.35**	6.01	5.00	3.40	3.15
5.80% Reset preference share price at 30 June ($) (IAGPA)	**101.80**	103.90	104.70	107.94	100.10
4.51% Reset preference share price at 30 June ($) (IAGPB)	**98.50**	99.05	98.35	100.10	n/a
Reset exchangeable securities price at 30 June ($) (IANG)	**100.00**	99.00	n/a	n/a	n/a
Issued ordinary share capital (million shares)	**1,595**	1,594	1,591	1,683	1,301
Issued reset preference share capital (million shares)	**6**	6	6	6	4
Market capitalisation (ordinary shares) at 30 June ($ million)	**8,533**	9,582	7,954	5,722	4,100
Net tangible asset backing per ordinary share ($)	**1.22**	1.18	0.96	0.84	1.15

1 The key insurance ratios for 2005 and 2006 are based on a reclassification of the underwriting result. This involved the reclassification of the financial performance of the IAG Group's captive insurer by allocating the result of the captive from reinsuring the IAG Group's consolidated operations back to those businesses on a basis which reflects the profit or loss it earned from those businesses. The adjustments are summarised in the "Operating and financial review" section of the Directors' Report.

2 This includes profit on disposal of NRMA Building Society Limited of $45 million and "Share the Future" litigation expenses of $12 million in 2002 and the profit on disposal of ClearView retirement services businesses of $61 million in 2004.

3 Insurance margin is a ratio of insurance profit over net earned premium.

4 Net profit / (loss) attributable to ordinary equity holders to average ordinary equity holders' equity.

DIRECTORS' REPORT

The Directors present their report together with the concise financial report of the consolidated entity, being Insurance Australia Group Limited and its controlled entities for the year ended 30 June 2006 and the audit report thereon.

The following terminology is used throughout the financial report:

- IAG, Parent or Company – Insurance Australia Group Limited.
- IAG Group, Group or Consolidated entity – the Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries.

DIRECTORS OF INSURANCE AUSTRALIA GROUP LIMITED

The names and details of the Company's Directors in office at any time during or since the end of the financial year are as follows. Directors were in office for this entire period unless otherwise stated.

CHAIRMAN

Mr JA (James) Strong appointed in August 2001

OTHER DIRECTORS

Ms YA (Yasmin) Allen appointed in November 2004

Mr JF (John) Astbury appointed in July 2000

Mr GA (Geoffrey) Cousins appointed in July 2000

Mr ND (Neil) Hamilton appointed in June 2000

Mr RA (Rowan) Ross appointed in July 2000

Mr B (Brian) Schwartz appointed in January 2005

Mr MJ (Michael) Hawker appointed in December 2001

Particulars of Directors' qualifications and experience are set out on pages 28 and 29.

SECRETARIES OF INSURANCE AUSTRALIA GROUP LIMITED

The name and details of the Company's secretaries at any time during or since the end of financial year are as follows:

Ms AB (Anne) O'Driscoll FCA, ANZIIF (Fellow), GAICD
Ms Anne O'Driscoll was appointed to the position of Company Secretary in July 2002. Before this appointment, Ms O'Driscoll held a number of senior positions in the IAG Group, including the position of General Manager, Finance. Currently, Ms O'Driscoll is also the Head of Investor Relations & Capital Planning of IAG.

Mr GD (Glenn) Revell BCom, MBus, FCPA, FCIS, GAICD
Mr Revell was appointed Group Company Secretary in August 2006. Before this appointment, Mr Revell held the position of company secretary in the IAG Group. Prior to joining IAG, he held the position of General Manager Corporate Affairs & Company Secretary of Howard Smith Limited for eight years.

MEETINGS OF DIRECTORS

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

	BOARD OF DIRECTORS		AUDIT COMMITTEE		NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE		RISK MANAGEMENT & COMPLIANCE COMMITTEE		IAG BOARD SUB-COMMITTEE	
Total number of meetings held	**16**		**5**		**5**		**10**		**4**	
Directors	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
Mr JA Strong	16	16	–	–	5	5	–	–	3	3
Ms YA Allen	16	16	–	–	–	–	10	10	1	1
Mr JF Astbury	16	15	5	4	5	4	–	–	–	–
Mr GA Cousins*	16	13	5	5	–	–	–	–	–	–
Mr ND Hamilton	16	15	–	–	–	–	10	10	–	–
Mr RA Ross	16	15	–	–	5	4	10	10	1	1
Mr B Schwartz	16	15	5	5	–	–	–	–	–	–
Mr MJ Hawker	16	15	–	–	–	–	–	–	4	4

A Meetings eligible to attend as a member.

B Meetings attended as a member.

* Mr GA Cousins was granted a leave of absence by the Board from 23 May 2006 to 31 July 2006.

PRINCIPAL ACTIVITIES

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

OPERATING AND FINANCIAL REVIEW

OPERATING RESULT FOR THE YEAR

The IAG Group's net profit after tax for the year was $862 million (2005 – $928 million). After adjusting for minority interests in the IAG Group result, net profit attributable to equity holders of the Company was $759 million (2005 – $811 million). The current year result has been determined based on the adoption of the Australian equivalents of the International Financial Reporting Standards and where applicable, the prior year information has been updated to reflect this change. Note 1 of the financial statements provides detailed information on the accounting policies applied and the resultant impact on the prior year financial performance and financial position.

The following discussion includes analysis that is affected by a reclassification of the financial performance of the IAG Group's captive insurer, by allocating the profit (or loss) earned by the captive from reinsuring the IAG Group's consolidated operations back to those businesses on a basis which reflects the profit (or loss) it earned from those businesses. The adjustments are summarised in the following table:

	2006			2005		
	Financial statements $m	Captive financial performance $m	Adjusted financial performance $m	Financial statements $m	Captive financial performance $m	Adjusted financial performance $m
Premium revenue	**6,537**	**-**	**6,537**	6,561	-	6,561
Reinsurance expense	**(405)**	**(162)**	**(567)**	(417)	(53)	(470)
Net earned premium	**6,132**	**(162)**	**5,970**	6,144	(53)	6,091
Net claims expense	**(3,900)**	**145**	**(3,755)**	(4,090)	42	(4,048)
Underwriting expenses	**(1,699)**	**25**	**(1,674)**	(1,624)	19	(1,605)
Underwriting profit	**533**	**8**	**541**	430	8	438
Net investment income on assets backing insurance liabilities	**310**	**(8)**	**302**	516	(8)	508
Insurance profit	**843**	**-**	**843**	946	-	946

UNDERWRITING RESULT

The IAG Group produced an underwriting profit before investment income on technical reserves of $541 million (2005 - $438 million). The underwriting profit is affected by interest rate movements which change the discount rate applicable to claims reserves. In 2006, this resulted in a decrease in claims expense by $107 million compared to an increase in claims expense of $88 million in 2005. This resulted in a decrease in the loss ratio to 62.9% (2005 – 66.5%) and the combined ratio to 90.9% (2005 – 92.8%). The increase in the expense ratio to 28.0% (2005 – 26.3%) was mainly attributable to an adverse fire service levy adjustment due to under collection in the first half of the financial year (due to the adoption of ICA rates) and a higher allowance for anticipated assessment for the second half of the financial year. Excluding the impact of movement in interest rates on claims expense, the underlying loss ratio improved to 64.7% (2005 – 65.0%) while the combined ratio worsened to 92.7% (2005 – 91.4%) reflecting the increased expense ratio.

The insurance profit of $843 million (2005 – $946 million), which is considered to be a sound insurance trading result, equated to an insurance margin of 14.1% (2005 – 15.5%). This margin was achieved despite challenging market conditions including the effect of Cyclone Larry.

(a) Australian personal lines insurance operations

The personal lines insurance operations produced an insurance margin of 12.6% for the financial year (2005 – 15.5%). The decline in the insurance margin is directly attributable to the impact of Cyclone Larry as well as the competitive price pressures in all segments and additional expense related to fire service levies. Despite these competitive pressures and the reduction of insurance margin, the business has regained positive momentum with renewal rates higher than they have been for two years and new business volumes recovering. The improved performance is directly related to the initiatives implemented to address the issues arising from the public debate with the Motor Traders Association in the first half of the financial year and selective pricing adjustments.

Gross written premiums decreased by 3.0% to $3,860 million (2005 – $3,978 million) due to strong competition.

(b) Australian commercial lines insurance operations

The commercial lines insurance operations produced an insurance margin of 18.0% for the financial year (2005 – 16.1%). The increase in the margin over the prior year was due to a strong performance in the long tail classes of liability and workers' compensation and consequent reserve releases. These were significantly offset by deterioration in the claims experience of the short tail commercial portfolio (including the impact of Cyclone Larry) and additional expense related to fire service levies.

Gross written premiums decreased by 9.1% to $1,539 million (2005 – $1,694 million) due to strong competition in a softening rate environment.

Fee based income produced a profit of $8 million (2005 - loss of $14 million). The significant turn around was due to improved profitability in the non-risk workers' compensation schemes. The premium funding business also continued to generate profits.

(c) International insurance operations

New Zealand insurance operations:
The New Zealand insurance operations produced an insurance margin of 14.5% for the financial year (2005 – 14.4%). The insurance profit was adversely impacted by a snowstorm in June 2006 in the South Island which incurred around $18 million of gross claims. Nevertheless, a strong insurance result was still achieved in the face of slowing economic growth and strong competition in a concentrated market.

Gross written premiums decreased by 3.0% to $971 million (2005 – $1,001 million), the reduction being entirely attributable to the depreciation of the New Zealand dollar. In New Zealand dollar terms, the New Zealand operations achieved growth in gross written premium of around 0.5%.

Thailand insurance operations:
The IAG Group acquired IAG Insurance (Thailand) Ltd (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) on 4 July 2005 and Safety Insurance Public Company Limited on 31 March 2006. Gross written premium for the date of acquisition to 30 June 2006 was $65 million with a combined ratio of 95.2%. The IAG Group has identified and implemented initiatives to capitalise on growth relevant to the Thailand insurance market, including introducing new products, skills, technology and distribution strategies.

AmAssurance, Malaysia:
On 10 March 2006, IAG completed its acquisition of a 30% stake in AmAssurance. The agreement includes a right to increase the IAG Group's holding to 40% by March 2008 and an option, subject to regulatory approval, to increase to 49% over time. The increase is likely to occur if the business needs more capital to support its expansion whether organically or through acquisition.

Under the principles of equity accounting, IAG recognised 30% of AmAssurance's profit as a share of profits from associates in the income statement. This amounted to $2 million for the quarter ended 30 June 2006.

Captive reinsurer:
The Captive acts solely as the IAG Group's reinsurer assuming risk from other parts of the business and obtaining reinsurance protections for the IAG Group in the open market. The insurance result decreased by $133 million due to a loss of $56 million in the financial year. This was mainly driven by losses from Cyclone Larry in tandem with the IAG Group's decision to accept higher catastrophe retention levels, facilitated in part through the issue of contingent capital in the form of reset exchangeable securities by the IAG Group in January 2005. As previously discussed, the Captive's financial performance has been allocated to the Australian personal and commercial lines, the New Zealand and Thailand insurance operations.

(d) Corporate and investments

Investment income on corporate and equity holders' funds (net of investment expenses) increased by 7.4% to $537 million. The increase was due to the strong investment performance by all the major asset classes, particularly Australian equities, in the current financial year. The net corporate expenses have increased by $6 million or 4.2% to $148 million. This increase was mainly attributable to the increase in borrowing costs by $17 million in the current financial year due to the reclassification of reset preference shares as debt under AIFRS, offset to some extent by the netting off of interest on the reset exchangeable securities against portfolio investment income. This was offset by a decrease in amortisation of intangibles by $5 million and a decrease in other fee based business expenses of $6 million.

REVIEW OF FINANCIAL CONDITION

(a) Financial position

Assets:
The total assets of the IAG Group as at 30 June 2006 are $16,972 million (2005 – $17,102 million). The decrease is mainly attributable to the payment of a special dividend in June 2006 and an increase in income taxes paid resulting in a reduction in total investments.

Liabilities:
The total liabilities of the IAG Group as at 30 June 2006 are $13,301 million (2005 – $12,599 million) with the major component being general insurance liabilities of $10,430 million (2005 – $10,426 million). The increase in liability is mainly attributable to the:

- reclassification of $550 million of reset preference shares (issued by IAG in 2002 and 2003) as an interest-bearing liability from 1 July 2005 on transition to AIFRS. Previously under AGAAP they were classified as equity; and
- reclassification of minority interests in unitholder funds as liability from 1 July 2005 on transition to AIFRS. Previously under AGAAP these were classified as minority interests in equity.

The increases were offset to some extent by decreases in current tax liabilities and employee benefits provisions. The decrease in current tax liabilities was mainly attributable to a significant increase in PAYG payments during the year and the settlement of income tax payable for the 2005 financial year. The decrease in employee benefits provisions was mainly attributable to actuarial gains on the defined benefit plan during the financial year.

Equity:
Equity was impacted by the following activities during the year:

Increase:
- net profit of $862 million.

Decrease:
- reclassification of reset preference shares and minority interests in unitholder funds to liability (see comment in liabilities above); and
- payment of dividends of $647 million.

(b) Cash from operations

Cash flows from operating activities:
Cash flows from operating activities have decreased by 58% to $387 million. The decrease is mainly attributable to a decrease in premiums received and an increase in gross claims paid. Other factors contributing to the decrease were:

- an increase in reinsurance expense paid due to an advance reinsurance payment in June 2006;
- timing of income tax paid which resulted in the 2006 cash flows including instalments for two years;
- an increase in interest payments due to the reclassification of reset preference shares to liabilities; and
- an increase in other operating payments due to commencement of superannuation contributions in June 2005 (as a result of the cessation of the contribution holiday in the IAG & NRMA Superannuation Plan) and increase in fire service levies.

The decrease was offset to some extent by the increase in reinsurance and other recoveries received which includes recoveries on an aggregate excess of loss cover.

Cash flows from investing activities:
Cash inflows from investing activities have increased by $1,018 million to $822 million. The increase is largely attributable to the higher level of redemption of investments in 2006 to fund the surplus capital fund in light of acquisitions in Thailand and Malaysia, as well as increased dividend and income tax payments. In addition there was a net redemption of units in IAG controlled trusts by minority interests.

Cash flows from financing activities:
Cash outflows from financing activities have increased by $245 million to $937 million. This increase is attributable to:

- $205 million in additional dividends paid in the 2006 financial year;
- net redemptions of units in IAG controlled trusts of $136 million in the year compared with $128 million in the prior year;
- the repayment of $46 million of NZ senior term notes during the financial year; and
- the purchase of treasury shares.

DIRECTORS' REPORT

OPERATING AND FINANCIAL REVIEW (CONTINUED)

REVIEW OF FINANCIAL CONDITION (CONTINUED)

(b) Cash from operations (continued)

There was no issue of reset exchangeable securities ("RES") during the year. In the prior year, the issue of RES and the investment of the proceeds from RES in the Portfolio involved a net outflow of $13 million, mainly attributable to the transaction costs associated with the issue.

(c) Capital adequacy / minimum capital requirements

The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying APRA standards for individual licensed insurers to the consolidated results, is 1.83 times MCR as at 30 June 2006 (2005 – 2.00 times MCR). The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2006 Investor Report on the Company's website, www.iag.com.au.

LIKELY DEVELOPMENTS

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult.

The IAG Group expects to grow and diversify its earnings in the 2007 financial year and:

- generate gross written premium growth of 5 – 10%, including acquisitions;
- deliver a return on equity ("ROE") of at least 1.5 times the weighted average cost of capital ("WACC") on a normalised basis; and
- maintain its strong balance sheet and prudent reserving philosophy.

The organic growth expectation takes account of:

- leveraging the IAG Group's current competitive position and positive momentum in direct motor and home insurance;
- reduced premium in New South Wales compulsory third party ("CTP") due to changes in the scheme structure which result in lower premiums;
- the soft cycle in commercial insurance in Australia and New Zealand; and
- ongoing strong growth in the IAG Group's Thai subsidiaries.

Acquisitive growth is likely to be sourced in Asia and Europe. Delivering on ROE at least 1.5 times WACC is considered achievable based on:

- continued focus on cost management including leveraging the capacity in the existing business to write additional business at marginal additional cost;
- maintaining pricing discipline for premiums;
- being disciplined in the price paid for acquisitions; and
- continued active capital management.

Delivery of these returns is also subject to not incurring any large losses or catastrophes beyond the IAG Group's normal allowances and experiencing no major falls in bond values.

DIVIDENDS

Details of dividends paid or declared by the Company are set out in note 6.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of IAG Group during the financial year were as follows:

(a) On 9 December 2005, the IAG Group announced that it had agreed to acquire a 30% interest in a general insurer in Malaysia, AmAssurance Berhad, for approximately A$69 million (MYR 193 million);

(b) On 30 March 2006, the IAG Group announced that it has completed its tender offer for shares in Thailand for Safety Insurance Public Company Limited ("Safety"). As a result, the IAG Group has acquired approximately 96.1% which has increased from 21.6% since its initial investment in 1998;

(c) On 12 April 2006, IAG announced a special fully franked dividend of 12.5 cents per shares to be paid to its shareholders on 26 June 2006. This payment is in line with its commitment to return $200 million in surplus capital to shareholders by 30 June 2006;

(d) On 15 June 2006, IAG announced it agreed to acquire a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited and have been newly established. The syndicate has access to all markets in which Lloyd's is licensed. The terms of the acquisition are confidential but neither the purchase price nor the capital required in the first two years from completion is material to the IAG Group. A letter of credit was issued in support of the IAG Group's participation. The terms of the acquisition are subject to final regulatory approval from the relevant regulatory authorities in Singapore and the United Kingdom.

EVENTS SUBSEQUENT TO REPORTING DATE

Details of matters subsequent to the end of the financial year are set out in note 10. These include:

- declaration of final dividend of 16 cents per ordinary share; and
- progress of negotiations with a China based general insurance business.

OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITORS

The following person is currently an officer of the IAG Group and was a partner of KPMG, the Company's auditor, at a time when KPMG was the auditor of the Company:

- Mr NB Hawkins: Chief Executive Officer – IAG New Zealand (left KPMG in October 2001).

NON-AUDIT SERVICES

During the financial year, KPMG has performed certain other services for the IAG Group in addition to their statutory duties.

The Directors have considered the non-audit services provided during the financial year by KPMG and, in accordance with written advice provided by resolution of the Audit Committee, are satisfied that the provision of those non-audit services by the Company's auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit assignments were approved in accordance with the process set out in the IAG Audit Committee Charter ("Charter") on the agreed framework for engaging auditors for non-audit services; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence of the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

DIRECTORS' REPORT

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act is included in the directors' report.

The level of fees for non-audit services amount to approximately 27.8% of total audit fees (refer to note 5 of the full financial statements for further details on costs incurred on individual non-audit assignments).

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration is set out on page 61 and forms part of the directors' report for the year ended 30 June 2006.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company;

(b) a secretary of the Company or of a subsidiary of the Company; or

(c) a person making or participating in making decisions that affect the whole or a substantial part of the business or Company or of a subsidiary of the Company; or

(d) a person having the capacity to affect significantly the financial standing of the Company or of a subsidiary of the Company.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings. The indemnity does not apply where the Company is forbidden by statute or, if given, would be made void by statute. In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies, to the maximum extent permitted by the law, the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, willful misconduct, gross negligence, reckless misbehavior or fraud.

Under each deed, the Company is also effectively required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office. The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

ENVIRONMENTAL REGULATION

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

REMUNERATION REPORT

This report outlines the Board's policy in relation to, and details of, the remuneration of IAG key management personnel ("KMP") being, the IAG Directors (including the Chief Executive Officer and Managing Director) and the senior executives having the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group, including the five executives receiving the highest remuneration during the financial year.

It is important to note that the Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with the accounting standard AASB 124 *Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

The term "remuneration" used in the remuneration report has the same meaning as compensation as prescribed in the accounting standard AASB 124.

This report provides the disclosures which meet the remuneration reporting requirements of the Corporations Act 2001 and the accounting standard AASB 124.

NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE

The role and responsibilities of the Nomination, Remuneration & Sustainability Committee ("Committee" or "NRSC") are set out in the Committee's charter which is available at www.iag.com.au. The key responsibilities of the NRSC in relation to remuneration are to:

(a) provide assurance to the Board relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices; and

(b) ensure the overall remuneration policy and approach fits the strategic goals of IAG.

The Chief Executive Officer ("CEO"), Group Executive Culture & Reputation and Head of Human Resources regularly attend Committee meetings and assist the Committee in its deliberations.

The Committee receives reports from Mercer Human Resources Consulting and various other consultants on remuneration for executives and directors. Mallesons Stephen Jaques provides legal advice to the Committee as required.

REMUNERATION REPORT – AUDITED INFORMATION

A. EXECUTIVES

1. EXECUTIVE REMUNERATION POLICY

IAG's approach to executive remuneration is to ensure that IAG can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team has enabled IAG to achieve superior long term performance.

The principles that underpin IAG's approach to executive remuneration are that:

- the quantum and mix of remuneration is sufficiently competitive to attract and retain a high calibre executive team;
- remuneration practices are consistent with IAG's values;
- the mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short term and long term results;
- remuneration levels take account of both external market practice and internal relativities; and
- measures of performance are based on a balanced scorecard with a focus on the delivery of sustainable value to our shareholders.

IAG aims to set base pay around the market median and total potential reward (which includes short and long term incentives) between the median and the 75th percentile depending on individual performance and contribution to the IAG Group's results. Market positioning is determined by reference to a number of comparator groups, being: the largest 50 companies in the S&P / ASX 100 index; financial services companies that are among the largest 50 companies in the S&P / ASX 100 index and companies in the S&P / ASX 100 index with a market capitalisation of between 50% and 200% of IAG's capitalisation.

REMUNERATION REPORT – AUDITED INFORMATION (CONTINUED)

A. EXECUTIVES (CONTINUED)

2. EXECUTIVE REMUNERATION STRUCTURE

Executive remuneration consists of four components:

- base salary
- superannuation
- short term incentives
- long term incentives

(a) Base salary

Base salary is defined as the total value of components that make up an executive's salary. Components are cash, salary sacrifice items such as superannuation, cars or parking and any related taxes. Base salary is determined by a review of job size, internal relativities and market benchmarking. Mercer Human Resources Consulting provides advice on job responsibility and market benchmarking. The comparator groups for market benchmarking are the largest 50 companies in the S&P / ASX 100 index, financial services companies that are among the largest 50 companies in the S&P / ASX 100 index and companies in the S&P / ASX 100 index with a market capitalisation of between 50% and 200% of IAG's capitalisation. Base salary is targeted at the median of the market. Unless there has been a significant change in job responsibility, increases in base salary generally do not exceed external market movements.

(b) Superannuation

Executives are defined contribution members of the IAG & NRMA Superannuation Plan. Employer superannuation contributions are 13% of base salary. This contribution rate is consistent with the contribution provided to other employees of IAG.

(c) Short term incentives

Executives have the opportunity to earn a short term incentive payment based on both IAG's performance and achievement of individual goals.

IAG uses a balanced scorecard for setting goals and measuring performance. This ensures that assessment of performance is viewed holistically and assists the development of a sustainable business that meets the performance expectations of IAG's shareholders, stakeholders and the communities in which it conducts its business.

The balanced scorecard sets goals under the following broad categories:

- financial
- customer
- people
- risk
- community / environment

At the commencement of each financial year, IAG and individual goals are set for each executive. The goals set are stretch goals and are designed to encourage executives to strive for exceptional performance. At the end of the financial year the amount of any incentive payment is determined based on measured achievement against those goals and a review of the executive's overall performance by the CEO and NRSC. The NRSC reviews the performance of the CEO and makes a recommendation to the Board in relation to any incentive payment for the CEO.

The following table is a summary of IAG's key goals for the current year:

Category	Goal	Reason Chosen	Method of Assessment	Outcome
Finance	Group insurance margin target	Measures the profitability of the core business of IAG	Comparison of achievement against target	Not met
Customer	Improvement across customer satisfaction measures	Meeting or exceeding customer expectations is a key part of establishing and maintaining a competitive advantage	Outcome of customer satisfaction surveys and measurement of customer retention rates compared to outcomes from previous years	Met
Risk	Improvement in risk management behaviours	Positive risk management behavior in relation to prevention, detection and recovery from operational risks and issues is critical for a sustainable business	Increased employee awareness of risk prevention, detection and recovery compared to target set at the start of the year	Partially met(1)
People management	Employee engagement score target	Measures how engaged employees are with IAG's purpose, strategy and goals	Outcome of annual employee survey compared to target set at the start of the year	Partially met(1)
People management	Reduction in employee turnover	A solid employee base is critical for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of outcome achieved against target set at the start of the year	Not met
Community / environment	Reduction in workers' compensation claims per million hours worked	A safe work environment and the well being of employees is vital for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of reduction achieved against target set at the start of the year	Partially met(1)

(1) Where a goal is partially met, there has been improvement in performance but the stretch goal has not been met.

The methods of assessment have been selected as they can be objectively measured and verified.

Actual short term incentive payments made to executives for the year ended 30 June 2006 reflect the degree of achievement against these goals and the degree of achievement against each individual executive's goals.

(d) Long term incentives – Equity based remuneration

IAG utilises long term incentives to create a link between the delivery of value to shareholders, financial performance and rewarding and retaining employees. IAG's program for delivering long term incentives is its Performance Award Rights ("PARs") Plan. Note 30(a) of the full financial statements sets out further details of the PARs Plan.

PARs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and may be exercised for a nominal price if a performance hurdle related to IAG's Total Shareholder Return ("TSR") is met or if some specified events occur, such as a takeover bid for the Company. During the year PARs were issued to executives. Previously IAG delivered long term incentives using its Performance Share Rights ("PSRs") Plan with the last issue to the executives on 5 March 2002. Note 30(b) of the full financial statements sets out further details of the PSRs Plan.

Details of the terms of allocations made to executives under IAG's long term incentive plans, including those allocations that at the date of this report are not exercisable, are summarised below:

Plan	PARs Plan 2002 / 2003 – Series 1	PARs Plan 2003 / 2004 – Series 2	PARs Plan 2004 / 2005 – Series 3	PARs Plan 2005 / 2006 – Series 4
Grant Date	24/12/2002	22/09/2003 10/12/2003 26/03/2004	17/09/2004 30/11/2004	19/09/2005 30/11/2005 22/03/2006
Performance Period Definition[(i)]	3 – 5 years from Grant Date	3 – 5 years from Base Date[(ii)]	3 – 5 years from Base Date[(ii)]	3 – 5 years from Base Date[(ii)]
TSR Performance Condition	IAG TSR compared to a Peer Group of companies. The Peer Group comprises the companies in the S&P / ASX 100 index with such inclusions and exclusions as the Board may determine.			
Vesting Schedule	< 50th percentile – 0% vesting = 50th percentile – 50% vesting >=75th percentile – 100% vesting The percentage of PARs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile			
Performance Hurdle Test Schedule	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period
1st Test Day	30/12/2005	29/09/2006	28/09/2007	30/09/2008
Last Test Day	28/09/2007	30/06/2008	30/06/2009	30/06/2010
Last Exercise Date (Continuing employees only)	24/12/2012	22/09/2013 10/12/2013 26/03/2014	17/09/2014 30/11/2014 30/03/2015	19/09/2015 30/11/2015 22/03/2016
Plan Exercise Status	Partially exercisable[(iii)]	Not exercisable	Not exercisable	Not exercisable

Notes:

(i) The performance period will be shortened if the employee ceases employment with the IAG Group due to redundancy or in other special circumstances.

(ii) The Base Date is the date which is the second trading day after the date on which IAG's financial results for the twelve month period ending on the 30 June that immediately precedes the Grant Date are announced to the ASX.

(iii) 56% of Series 1 PARs are exercisable.

3. RELATIONSHIP BETWEEN EXECUTIVE REWARD AND IAG'S PERFORMANCE

A significant component of executive remuneration is "at risk" which ensures a direct link between IAG's performance and reward for executives. For further details of the percentage of "at risk" remuneration, refer to the table in section 6.

The payment of short-term incentives is directly linked to IAG's performance over the previous year based on a balanced scorecard of measures, which includes a measure of the profitability of IAG's core business. Non-financial measures are also used as they are lead indicators of delivering future value for shareholders. For the 2005 / 2006 year the IAG key goals were partially met. This will determine the portion of an executive's short term incentive payment that is linked to IAG's goals.

The use of the balanced scorecard to assess and reward executive performance has assisted IAG to deliver superior returns for shareholders since listing in August 2000:

	Year ended 30 June 2001	Year ended 30 June 2002	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2006
Closing share price ($)	3.40	3.15	3.40	5.00	6.01	**5.35**
Dividends paid (cents)	10.00	10.50	11.50	22.00	26.50	**42.00**
Earnings per share (cents)*	9.40	(1.78)	8.65	37.87	49.31	**47.87**
Normalised net profit after tax ($ million)*	178	294	360	434	601	**542**

* Amounts in 2005 and 2006 have been measured under Australian equivalent to International Financial Reporting Standards ("AIFRS"). All amounts prior to 2005 were measured under previous Australian Accounting Standards.

REMUNERATION REPORT – AUDITED INFORMATION (CONTINUED)

A. EXECUTIVES (CONTINUED)

3. RELATIONSHIP BETWEEN EXECUTIVE REWARD AND IAG'S PERFORMANCE (CONTINUED)

IAG's long term incentive plans provide a direct link between return to shareholders over a 3 to 5 year period and executive reward. IAG's TSR measured from March 2003 until January 2006 was at the 53rd percentile compared to the TSR of companies in the S&P / ASX 100 index. As a result of this, 56% of PARs issued to executives in December 2002 became exercisable for IAG shares.

Grants of PARs to executives are based on an assessment of each executive against a range of factors including the executive's performance, their strategic impact and leadership capability. This process strengthens the link between individual executive reward outcomes and the creation of value for shareholders.

IAG's share price performance from the period since IAG's listing in August 2000 is shown in the following graph:

IAG Historical Share Price Performance – Since Listing



$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
IAG Share Price ($AUD)
IAG Share Price including Reinvestment of Dividends
S&P / ASX 100 Accumulation Index
S&P / ASX All Ordinaries Accumulation Index
Note:
Dividends are assumed to be reinvested using the close price on ex date.
Further value exists when taking the 100% franking of dividends into consideration.
June 00
June 01
June 02
June 03
June 04
June 05
June 06

4. SERVICE AGREEMENTS

During the year the following persons were the executives identified as *key management personnel*, with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny[(i)]	Chief Executive Officer – Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins[(ii)]	Chief Executive Officer – IAG New Zealand
Mr DA Issa[(ii)]	Chief Executive Officer – Personal Insurance
Ms JS Johnson[(ii)]	Chief Executive Officer – Business Partnerships
Ms CF McLoughlin[(iii)]	Group Executive – Strategy
Ms SJ Mostyn	Group Executive – Culture & Reputation
Mr MJ Pirone	Chief Executive Officer – CGU
Mr J van der Schalk[(iv)]	Chief Executive Officer – Asset Management & Reinsurance
Mr G Venardos	Chief Financial Officer

(i) Mr JP Breheny, joined the IAG Group as Chief Executive Officer – Asia, on 20 March 2006.

(ii) On 8 February 2006, IAG announced a new structure for its operations. This led to a change in the executive team structure. Mr DA Issa has held his current position since this time and previously held the position of Chief Information Officer. Mr NB Hawkins and Ms JS Johnson were appointed to their roles on 1 March 2006 and 13 February 2006 respectively.

(iii) Ms CF McLoughlin, joined the IAG Group on 2 August 2005 and her current position is Group Executive – Strategy.

(iv) On 26 May 2006 Mr Jan van der Schalk was appointed to the role of Chief Executive Officer – Asset Management & Reinsurance following Mr RJ Jackson leaving the IAG Group.

Mr IF Brown retired on 31 December 2005. Mr DRA Pearce left on 31 August 2005, Mr DJP Smith left on 8 February 2006 and Mr RJ Jackson left on 26 May 2006.

All service agreements for executives are unlimited in term but may be terminated by written notice from either party or by IAG making a payment in lieu of notice. The service agreements outline the components of remuneration paid to executives and require the remuneration of executives to be reviewed annually. The service agreements do not require IAG to increase base salary, pay a short term incentive or offer a long term incentive in any given year.

Name	Notice period, Company	Notice period, Employee	Termination provisions	Additional payment if IAG invokes a restraint clause
Mr MJ Hawker	12 months	6 months	12 months base salary, plus payment for annual leave, long service leave and short-term incentive that would have accrued had termination not occurred.	6 months base salary
Mr JP Breheny	12 months	3 months	12 months base salary	–
Mr AM Coleman	12 months	3 months	12 months base salary	6 months base salary
Mr NB Hawkins	12 months	3 months	12 months base salary	–
Mr DA Issa	12 months	3 months	12 months base salary	–
Ms JS Johnson	12 months	3 months	12 months base salary	–
Ms CF McLoughlin	6 months	2 months	6 months base salary	–
Ms SJ Mostyn	12 months	3 months	12 months base salary	–
Mr MJ Pirone	12 months	3 months	12 months base salary	6 months base salary
Mr J van der Schalk	12 months	3 months	12 months base salary	–
Mr G Venardos	12 months	3 months	12 months base salary	6 months base salary

Executives are employed by Insurance Australia Group Services Pty Limited, except for Mr NB Hawkins who is employed by IAG New Zealand Limited.

(a) Retrenchment

In the event of retrenchment, the executives listed above (except for Mr MJ Hawker) are entitled to the greater of:

(i) the written notice or payment in lieu of notice as provided in their service agreement; or

(ii) the retrenchment benefits due under the relevant company retrenchment policy.

For Mr MJ Hawker, the retrenchment payment is in accordance with the termination provisions set in the table above.

(b) Company retrenchment policy

On retrenchment, employees with less than 25 years service will receive:

(i) at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(ii) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:

(i) at least twelve weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(ii) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

(c) Termination of employment without notice and without payment in lieu of notice

The employment of the executives may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive: is charged with a criminal offence that is capable of bringing the organisation into disrepute; is declared bankrupt; breaches a provision of their employment agreement; is guilty of serious and willful misconduct; or unreasonably fails to comply with any material and lawful direction given by the Company.

(d) Termination of employment with notice or payment in lieu of notice

The employment of the executives may be terminated at any time by the Company with notice or payment in lieu of notice (which also includes a pro rata short term incentive earned but not paid). The amount of notice the Company must provide or the payment in lieu of notice is specified above.

DIRECTORS' REPORT

REMUNERATION REPORT – AUDITED INFORMATION (CONTINUED)

A. EXECUTIVES (CONTINUED)

5. REMUNERATION DETAILS

(a) Remuneration of executives for the IAG Group for 2006

	SHORT-TERM EMPLOYMENT BENEFITS						POST-EMPLOYMENT BENEFITS		OTHER LONG-TERM EMPLOYMENT BENEFITS		TERMINATION BENEFITS	SHARE-BASED PAYMENT	TOTAL
2006	Cash Salary[1] $000	Non-monetary benefits[2] $000	Base salary (Sub-total of [1 & 2]) $000	Annual leave accruals[3] $000	Short term incentives[4] $000	Other[5] $000	Super-annuation[6] $000	Retirement benefits $000	Long service leave accruals[7] $000	Long term incentive plan[8] $000	$000	Value of PSRs / PARs graned[9] $000	$000
Executives (including Executive Director):													
Mr MJ Hawker	1,201	23	*1,224*	15	632	-	164	-	23	-	-	982	3,040
Mr JP Breheny[i]	172	-	*172*	16	76	-	22	-	1	-	-	21	308
Mr AM Coleman	613	8	*621*	44	367	-	81	-	14	-	-	213	1,340
Mr NB Hawkins[i]	187	-	*187*	12	84	25	25	-	2	-	-	52	387
Mr DA Issa	571	8	*579*	22	331	-	75	-	11	-	-	187	1,205
Ms JS Johnson[i]	149	6	*155*	22	94	-	19	-	7	-	-	21	318
Ms CF McLoughlin[i]	428	7	*435*	12	195	-	57	-	3	-	-	49	751
Ms SJ Mostyn	511	8	*519*	41	336	-	67	-	10	-	-	211	1,184
Mr MJ Pirone	558	59	*617*	16	395	-	80	-	20	-	-	203	1,331
Mr J van der Schalk[i]	38	1	*39*	2	17	-	5	-	1	-	-	9	73
Mr G Venardos	654	61	*715*	29	393	-	91	-	20	-	-	247	1,495
Executives who ceased as key management personnel during the year:													
Mr IF Brown	324	22	*346*	39	225	-	47	-	41	-	-	136	834
Mr RJ Jackson	573	73	*646*	10	351	-	84	-	23	-	650	176	1,940
Mr DRA Pearce	71	10	*81*	(1)	17	-	11	-	6	-	820	117	1,051
Mr DJP Smith	436	-	*436*	41	545	100	59	-	5	-	970	195	2,351
Total remuneration	6,486	286	*6,772*	320	4,058	125	887	-	187	-	2,440	2,819	17,608

(i) These executives were all newly appointed to the executive team during this financial year. Therefore, the remuneration information provided in the table above relates to the period from the date of their appointment to the executive team to 30 June 2006. The balances are calculated based on the proportion of the year that they were key management personnel.

Refer to section (c) below for details of notes (1) to (9) referencing in the above table 5(a).

DIRECTORS' REPORT

(b) Remuneration of executives for the IAG Group for 2005

	SHORT-TERM EMPLOYMENT BENEFITS						POST-EMPLOYMENT BENEFITS		OTHER LONG-TERM EMPLOYMENT BENEFITS		TERMINATION BENEFITS	SHARE-BASED PAYMENT	TOTAL
2005	Cash Salary[1] $000	Non-monetary benefits[2] $000	Base salary (Sub-total of [1] & [2]) $000	Annual leave accruals[3] $000	Short term incentives[4] $000	Other[5] $000	Superannuation[6] $000	Retirement benefits $000	Long service leave accruals[7] $000	Long term incentive plan[8] $000	$000	Value of PSRs / PARs granted[9] $000	$000
Executives (including Executive Director):													
Mr MJ Hawker	1,151	36	*1,187*	18	1,270	–	157	–	18	–	–	614	3,264
Mr IF Brown	566	161	*727*	(16)	342	–	94	–	24	–	–	127	1,298
Mr AM Coleman	583	7	*590*	(31)	434	–	77	–	12	–	–	145	1,227
Mr DA Issa	508	7	*515*	1	476	–	67	–	7	–	–	125	1,191
Mr RJ Jackson	554	78	*632*	2	402	–	82	–	27	275	–	109	1,529
Ms SJ Mostyn	478	7	*485*	31	366	–	63	–	7	–	–	167	1,119
Mr DRA Pearce	441	48	*489*	(9)	230	–	63	–	12	–	–	110	895
Mr MJ Pirone	520	66	*586*	7	520	–	75	–	15	–	–	135	1,338
Mr DJP Smith	582	–	*582*	46	202	130	77	–	5	–	–	135	1,177
Mr G Venardos	619	48	*667*	50	451	–	86	–	19	–	–	171	1,444
Executives who ceased as key management personnel during the year:													
Ms KL Baylis	92	24	*116*	3	76	–	15	–	(6)	–	462	141	807
Mr LF Power	66	8	*74*	(1)	88	–	5	–	10	–	600	38	814
Mr RJ Wagstaffe	77	6	*83*	6	10	–	6	–	10	–	–	38	153
Total remuneration	6,237	496	*6,733*	107	4,867	130	867	–	160	275	1,062	2,055	16,256

Refer to section (c) below for details of Notes (1) to (9) referencing in the above table 5(b).

(c) Details of notes (1) to (9) used in tables in sections 5(a) and (b)

(1) Salary represents amounts paid in cash during the financial year.

(2) Non-monetary benefits are valued in accordance with the cost to IAG for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.

(3) Annual leave accruals as determined in accordance with AASB 119 *Employee benefits*.

(4) Short term incentive to be settled for the current performance period accrual and prior performance periods over or under accruals. Executives may elect to receive some of their short term incentive in the form of IAG shares rather than cash through participation in the Bonus Equity Share Plan, which vests immediately and is valued in accordance with the market value of IAG shares at grant date. Refer to note 29(c) of the full financial report for details.

(5) Represents an accommodation allowance in New Zealand.

(6) Superannuation includes the employer's contributions (2005 – the amount included the first 11 months contributions which was recognised on a deemed basis as the employer was on a contribution holiday).

(7) Long service leave accruals as determined in accordance with AASB 119 *Employee benefits*.

(8) Long term incentive to be settled in cash from the 2002 / 2003 IMA long term incentive plan (only relevant to Mr Jackson). The amount in the 2005 table represented the 2005 performance period accrual and prior performance periods over or under accruals.

(9) An allocated portion of Performance Share Rights ("PSRs" – related to unissued shares) and unvested Performance Award Rights ("PARs" – related to issued shares) is included in the total remuneration disclosure above. To determine these values the Monte Carlo model has been applied. The valuation takes into account the exercise price of the PSRs / PARs, life of the PSRs / PARs, current price of IAG shares, expected volatility of the IAG share price, expected dividends, risk free interest rate, the performance of the shares in the Peer Group of companies, early exercise and non transferability, and turnover.

REMUNERATION REPORT – AUDITED INFORMATION (CONTINUED)

A. EXECUTIVES (CONTINUED)

6. AT RISK REMUNERATION

Total remuneration for executives is comprised of "at risk" and "not at risk" remuneration. Base salary and superannuation is "not at risk", while short term incentives and long term incentives are "at risk".

(a) Details of total remuneration that is "at risk"

Name	Total remuneration $000	Short term incentives $000	Long term incentives (IMA LTI / PSRs / PARs) $000	Percentage of remuneration at risk[1] %	Percentage of option / right remuneration %
2006					
Mr MJ Hawker	**3,040**	**632**	**982**	**53**	**32**
Mr JP Breheny	**308**	**76**	**21**	**31**	**7**
Mr AM Coleman	**1,340**	**367**	**213**	**43**	**16**
Mr NB Hawkins	**387**	**84**	**52**	**35**	**13**
Mr DA Issa	**1,205**	**331**	**187**	**43**	**16**
Ms JS Johnson	**318**	**94**	**21**	**36**	**7**
Ms CF McLoughlin	**751**	**195**	**49**	**32**	**7**
Ms SJ Mostyn	**1,184**	**336**	**211**	**46**	**18**
Mr MJ Pirone	**1,331**	**395**	**203**	**45**	**15**
Mr J van der Schalk	**73**	**17**	**9**	**36**	**12**
Mr G Venardos	**1,495**	**393**	**247**	**43**	**17**
2005					
Mr MJ Hawker	3,264	1,270	614	58	19
Mr IF Brown	1,298	342	127	36	10
Mr AM Coleman	1,227	434	145	47	12
Mr DA Issa	1,191	476	125	50	10
Mr RJ Jackson	1,529	402	384	51	7
Ms SJ Mostyn	1,119	366	167	48	15
Mr DRA Pearce	895	230	110	38	12
Mr MJ Pirone	1,338	520	135	49	10
Mr DJP Smith	1,177	202	135	29	11
Mr G Venardos	1,444	451	171	43	12

(1) Reductions in the percentage of remuneration "at risk" from 2005 to 2006 are largely the result of lower actual short term incentives being awarded in 2006.

(b) Short term incentives

The portion of the short term incentives that either vested or were forfeited during the year cannot be determined as no maximum or target amount is set. Executives may be paid a short term incentive based on IAG's performance and their own performance. The amount of short term incentives paid to an executive is recommended by the CEO and approved by the NRSC. The amount of short term incentives paid to the CEO is recommended by the NRSC and approved by the Board.

(c) Long term incentives

For the year ended 30 June 2006, 56% of PARs issued to the eligible executives in December 2002 are exercisable. There was no forfeited PARs because the person did not meet the service and performance criteria. No part of the forfeited rights are payable in future years.

It is not practical to provide an estimate of the maximum possible total value of long term incentives that may vest in future years for any PARs issued up to 30 June 2006 because the value is directly linked to the IAG share price at the time of vesting. The minimum possible total value of long term incentives is zero.

7. LONG TERM INCENTIVES – PARs AND PSRs

Rights under the PARs Plan and PSRs Plan were issued by the IAG Group and used as long term incentives. Refer to sections 2(d) for further details.

The following sections provided details movements in PARs and PSRs for each executive during the financial year ended 30 June 2006.

(a) PARs

(i) Details of PARs granted
The IAG Group has issued PARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an ordinary share per PAR, by paying the exercise price of $1 per tranche of PARs exercised, subject to a specific performance hurdle being met. Refer to section 2(d) for details of the performance hurdle.

Following are details of the number of PARs granted to each executive during the financial year ended 30 June 2006:

	Grant date	*Date first* exercisable	Last expiry date	Value per PAR at grant date $	PARs granted during the year Number
Mr MJ Hawker	30/11/2005	30/09/2008	30/11/2015	2.596	600,000
Mr JP Breheny	22/03/2006	30/09/2008	22/03/2016	3.150	100,000
Mr AM Coleman	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr NB Hawkins	*	*	*	*	*
Mr DA Issa	19/09/2005	30/09/2008	19/09/2015	3.187	83,500
Ms JS Johnson	*	*	*	*	*
Ms CF McLoughlin	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Ms SJ Mostyn	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Mr MJ Pirone	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr J van der Schalk	*	*	*	*	*
Mr G Venardos	19/09/2005	30/09/2008	19/09/2015	3.187	100,000
Executives who ceased as key management personnel during the year:					
Mr IF Brown	–	–	–	–	–
Mr RJ Jackson	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr DRA Pearce	–	–	–	–	–
Mr DJP Smith	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
					1,393,500

* All PARs granted prior to Mr Hawkins', Ms Johnson's and Mr van der Schalk's appointment to their executive role are excluded.

(ii) Movements in total number of PARs on issue by each executive

	PARs on issue 1 July 2005 Number	PARs granted during the year Number	PARs exercised during the year[2] Number	PARs lapsed during the year Number	PARs on issue 30 June 2006 Number	PARs vested and exercisable 30 June 2006 Number
Mr MJ Hawker	1,200,000	600,000	(168,000)	–	**1,632,000**	**–**
Mr JP Breheny	–	100,000	–	–	**100,000**	**–**
Mr AM Coleman	258,195	90,000	(54,176)	–	**294,019**	**–**
Mr NB Hawkins	168,456[1]	–	–	–	**168,456**	**–**
Mr DA Issa	223,177	83,500	(47,675)	–	**259,002**	**–**
Ms JS Johnson	87,300[1]	–	(5,972)	–	**81,328**	**–**
Ms CF McLoughlin	–	80,000	–	–	**80,000**	**–**
Ms SJ Mostyn	214,307	80,000	(45,508)	–	**248,799**	**–**
Mr MJ Pirone	239,881	90,000	(47,675)	–	**282,206**	**–**
Mr J van der Schalk	149,004[1]	–	–	–	**149,004**	**22,753**
Mr G Venardos	305,048	100,000	(66,745)	–	**338,303**	**–**
Total	2,845,368	1,223,500	(435,751)	–	**3,633,117**	**22,753**
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	–	–	–	**221,716**	**45,508**
Mr RJ Jackson	161,451	90,000	–	–	**251,451**	**–**
Mr DRA Pearce	196,232	–	–	–	**196,232**	**49,029**
Mr DJP Smith	238,167	80,000	(48,560)	–	**269,607**	**–**
Total	817,566	170,000	(48,560)	–	**939,006**	**94,537**

(1) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of appointment as executive.

(2) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one ordinary IAG share was issued.

REMUNERATION REPORT – AUDITED INFORMATION (CONTINUED)

A. EXECUTIVES (CONTINUED)

7. LONG TERM INCENTIVES – PARs AND PSRs (CONTINUED)

(b) PSRs

The PSRs Plan was closed for issuing further PSRs from the financial year ended 30 June 2003. Following is a summary of the movements in total number of PSRs on issue by each executive:

	PSRs on issue 1 July 2005 Number	PSRs exercised during the year[2] Number	PSRs lapsed during the year Number	PSRs on issue 30 June 2006 Number	PSRs vested and exercisable 30 June 2006 Number
Mr MJ Hawker	60,000	(60,000)	–	–	–
Ms SJ Mostyn	68,670	(68,670)	–	–	–
Mr J van der Schalk	40,000[1]	–	–	**40,000**	**40,000**

(1) This balance represents the PSRs held by Mr van der Schalk at the date of appointment as executive.

(2) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.

(c) Analysis of movements in PARs and PSRs

Following is a summary of the movement during the financial year, by value, of PARs and PSRs by each executive:

	Total value of PARs granted during the year[1] $000	Total value of PSRs exercised during the year[2] $000	Total value of PARs exercised during the year[3] $000	Total value PARs and PSRs that lapsed during the year[4] $000	Total of [1] to [4] $000
Mr MJ Hawker	1,558	338	918	–	2,814
Mr JP Breheny	315	–	–	–	315
Mr AM Coleman	287	–	296	–	583
Mr NB Hawkins	*	*	*	*	*
Mr DA Issa	266	–	259	–	525
Ms JS Johnson	*	*	*	*	*
Ms CF McLoughlin	255	–	–	–	255
Ms SJ Mostyn	255	366	246	–	867
Mr MJ Pirone	287	–	260	–	547
Mr J van der Schalk	*	*	*	*	*
Mr G Venardos	319	–	362	–	681
Total	3,542	704	2,341	–	6,587
Executives who ceased as key management personnel during the year:					
Mr IF Brown	–	–	–	–	–
Mr RJ Jackson	287	–	–	–	287
Mr DRA Pearce	–	–	–	–	–
Mr DJP Smith	255	–	265	–	520
Total	542	–	265	–	807

Notes:

(1) The value of PARs granted in the year is the fair value of the PARs calculated at grant date using a Monte Carlo model. The total value of the PARs granted is included in the table above. This amount is allocated to remuneration over the vesting period (ie in years 30 June 2006 to 30 June 2010).

(2) The PSRs and PARs exercised during the year by the executives were issued to them on 13 December 2001, 5 March 2002 and 24 December 2002. The respective values at grant date were allocated to their remuneration during the three years' vesting period between 30 June 2002 to 30 June 2006. PSRs and PARs are exercisable only if a performance hurdle is reached in relation to IAG's TSR.

The value of PSRs and PARs exercised during the year is calculated as the weighted average of the prices at which IAG shares were traded over 5 days before and including date of exercise after deducting the $1 exercise price per tranche of PSRs exercised.

(3) No PARs or PSRs lapsed during the year.

(4) Related parties of executives cannot participate in the PARs or PSRs Plans.

* The above table excludes all PARs and PSRs movement prior to the date when Mr Hawkins, Ms Johnson and Mr van der Schalk were appointed to their executive roles.

DIRECTORS' REPORT

B. NON-EXECUTIVE DIRECTORS

1. REMUNERATION POLICY

The principles that underpin IAG's approach to remuneration for Non-executive Directors are that remuneration should be:

- sufficiently competitive to attract and retain a high calibre of Non-executive Director; and
- consistent with IAG's values.

The aggregate limit of remuneration is approved by shareholders and is currently $2 million per annum. The aggregate annual remuneration is inclusive of employer superannuation contributions paid by IAG on behalf of Non-executive Directors.

The Board has agreed that each Non-executive Director should take a minimum of 20% and up to a maximum of 90% of their annual base fee (at the time shares are allocated), on a fee sacrifice basis, in the form of IAG shares provided under the Non-Executive Directors' Share Plan, which was approved by shareholders on 13 November 2002. IAG shares are purchased by the trustee on market and allocated to directors in December each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to 10 years or until the Director retires. No other equity-based remuneration is available to Non-executive Directors.

The current elements of Non-executive Director remuneration are:

Board / Committee	Role	Fee
IAG Board	Chairman	$360,000 (includes committee fees*)
	Director	$120,000
Audit Committee	Chairman	$30,000
	Member	$15,000
Risk Management & Compliance Committee	Chairman	$30,000
	Member	$15,000
Nomination, Remuneration & Sustainability Committee	Member	$15,000

* The Chairman does not receive additional fees for serving on the Nomination, Remuneration & Sustainability Committee or for serving as a director of IAG Re Limited. The Chairman is, however, paid a fee for his role as Chairman of Insurance Manufacturers of Australia Pty Limited, a 70% owned subsidiary of IAG.

In addition, IAG pays a superannuation contribution of 9% of a Director's fees into a superannuation fund nominated by the Director. Directors' fees and superannuation contributions are paid monthly.

IAG has a Non-executive Directors' Expenses policy. Under this policy IAG reimburses expenses reasonably incurred by Directors in connection with the discharge of their duties.

2. INCREASE TO DIRECTORS' FEES

Following a review of the remuneration of Non-executive Directors, taking into account the remuneration paid to the Non-executive Directors of the 50 largest companies in the S&P / ASX 100 index and market movements in directors fees, the Board has determined that fees payable to Non-executive Directors should be increased with effect from 1 July 2006 as follows:

Board / Committee	Role	Fee
IAG Board	Chairman	$390,000 (includes committee fees*)
	Director	$130,000
Audit Committee	Chairman	$32,500
	Member	$16,250
Risk Management & Compliance Committee	Chairman	$32,500
	Member	$16,250
Nomination, Remuneration & Sustainability Committee	Member	$16,250

3. PERFORMANCE

Directors' performance is subject to evaluation by the Chairman at least every two years, by discussion between the Chairman and the individual Director. In these discussions, the individual Directors also evaluate the Chairman's performance. Performance measures for Directors considered by the Chairman and Board include:

- contribution of the Director to Board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the Chairman's performance, the fulfilment of his or her additional role as Chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

The Nomination, Remuneration & Sustainability Committee has responsibility for coordinating the Board's review of the Chairman's performance.

REMUNERATION REPORT – AUDITED INFORMATION (CONTINUED)

B. NON-EXECUTIVE DIRECTORS (CONTINUED)

4. REMUNERATION DETAILS

(a) Remuneration of Non-executive Directors for 2006

	SHORT-TERM BENEFITS		POST-EMPLOYMENT BENEFITS		OTHER LONG-TERM EMPLOYMENT BENEFITS	TERMINATION BENEFITS	SHARE-BASED PAYMENT	TOTAL
2006	Board fees received as cash $000	Committee fees $000	Super-annuation $000	Retirement benefits $000	$000	$000	Board fees received as IAG Shares $000	$000
Mr JA Strong(i)	**352**	–	**47**	–	–	–	**168**	**567**
Ms YA Allen	**98**	**15**	**12**	–	–	–	**22**	**147**
Mr JF Astbury	**98**	**45**	**15**	–	–	–	**22**	**180**
Mr GA Cousins	**98**	**15**	**12**	–	–	–	**22**	**147**
Mr ND Hamilton	**20**	**15**	**12**	–	–	–	**100**	**147**
Mr RA Ross	**64**	**45**	**15**	–	–	–	**56**	**180**
Mr B Schwartz	**87**	**15**	**12**	–	–	–	**33**	**147**
Total remuneration	**817**	**150**	**125**	–	–	–	**423**	**1,515**

Note:

(i) Board fees for Mr Strong included $160,000 for his service as Chairman of the Board of Insurance Manufacturers of Australia Pty Limited ("IMA").

(b) Remuneration of Non-executive Directors for 2005

	SHORT-TERM BENEFITS		POST-EMPLOYMENT BENEFITS		OTHER LONG-TERM EMPLOYMENT BENEFITS	TERMINATION BENEFITS	SHARE-BASED PAYMENT	TOTAL
2005	Board fees received as cash $000	Committee fees $000	Super-annuation $000	Retirement benefits $000	$000	$000	Board fees received as IAG Shares $000	$000
Mr JA Strong(i)	280	–	39	–	–	–	150	469
Ms YA Allen(ii)	52	8	6	–	–	–	12	78
Mr JF Astbury	80	30	12	–	–	–	20	142
Mr GA Cousins	80	12	10	–	–	–	20	122
Ms DG Fisher(iii)	18	4	4	259	–	–	18	303
Mr ND Hamilton(iv)	10	19	11	–	–	–	90	130
Ms AJ Keating(v)	29	8	4	250	–	–	7	298
Mr RA Ross	50	30	12	–	–	–	50	142
Mr B Schwartz(vi)	37	6	5	–	–	–	13	61
Total remuneration	636	117	103	509	–	–	380	1,745

Notes:

(i) Board fees for Mr Strong included $130,000 for his service as Chairman of the Board of IMA.

(ii) Ms Allen was appointed to the Board on 10 November 2004.

(iii) Ms Fisher retired from the Board on 10 November 2004.

(iv) Board fees for Mr Hamilton included $7,000 for his services as Director of Mutual Community General Proprietary Limited ("MCGI"), a 51% owned controlled entity of IAG.

(v) Ms Keating retired from the Board on 10 November 2004. During the period, Board fees for Ms Keating included $4,000 for her services as Director of MCGI.

(vi) Mr Schwartz was appointed to the Board on 1 January 2005.

5. RETIREMENT BENEFITS

IAG decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by IAG in 2001 with effect from 1 September 2003.

The terms of the retirement benefits scheme provided for:

(a) Any Non-executive Director of IAG who had completed five years' continuous service with the IAG (including service with any subsidiaries) at the date of retirement, a retirement benefit equivalent to the last three years' Directors' fees, employer superannuation contributions, committee fees and fees for extra services received from IAG and its subsidiaries.

(b) A pro-rata retirement benefit for Non-executive Directors who have completed at least three years' service but less than five years' service at the date of their retirement, based on a specified formula.

(c) No retirement benefit to be paid to a Non-executive Director who had served for a period of less than three years.

IAG determined that the frozen retirement benefits would be calculated as follows:

(a) Non-executive Directors joining the Board from 1 September 2003 would have no retirement benefit;

(b) For each Non-executive Director as at 31 August 2003 who had served a minimum of three years, the retirement benefit was assessed as if they had retired at 31 August 2003; and

(c) For a Non-executive Director with less than three years of service at 31 August 2003, a retirement benefit was assessed as if they had three years of service as at that date, and then reduced on a pro-rata basis based on their uncompleted period of service as a proportion of three years. The retirement benefit was not subsequently payable to such a Non-executive Director if they had less than three years of service as a Non-executive Director at the date of their retirement.

The following table sets out the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since then:

Name	Retirement benefit $000
Mr JA Strong	295
Mr JF Astbury	184
Mr GA Cousins	169
Mr ND Hamilton	248
Mr RA Ross	232

On retirement, Directors may also be entitled to be paid a benefit from their company funded superannuation. Such a benefit would be in addition to the Director's frozen retirement benefit.

No amounts have been accrued in the accounts of the IAG Group for the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since, as the Board has not exercised its discretion to pay these retirement benefits.

C. OTHER BENEFITS

Remuneration does not include premiums paid by IAG for an insurance contract covering current and former Directors' and executives' liabilities and legal expenses incurred in respect of the relevant office, as the insurance policies do not specify premiums paid in respect of individual Directors and executives and the terms of contract specifically prohibited the disclosure of the premium paid. Insurance products provided by the IAG Group are also available to all directors and executives on the same terms and conditions available to other employees.

REMUNERATION REPORT – AUDITED INFORMATION (CONTINUED)

D. EQUITY AND DEBT INSTRUMENT DISCLOSURE

1. HOLDING OF ORDINARY SHARES

(a) The relevant interest of each key management personnel and their related parties in ordinary shares of IAG

	Shares held at the beginning of the year	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Shares received on exercise of PARs	Net movement of shares due to other changes[2]	Total shares held at the end of the year	Shares held nominally at the end of the year[1]
Mr JA Strong	225,547	33,918	–	–	–	259,465	247,382
Ms YA Allen	3,437	4,522	–	–	–	7,959	7,959
Mr JF Astbury	51,772	4,522	–	–	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	–	–	–	176,211	26,211
Mr ND Hamilton	80,744	20,351	–	–	173	101,268	96,278
Mr RA Ross	154,100	11,306	–	–	–	165,406	62,849
Mr B Schwartz	3,906	6,783	–	–	–	10,689	10,689
Mr MJ Hawker	1,150,059	–	60,000	168,000	–	1,378,059	–
Mr JP Breheny	–	–	–	–	–	–	–
Mr AM Coleman	65,896	–	–	54,176	(58,020)	62,052	54,176
Mr NB Hawkins	–	–	–	–	24,332[3]	24,332	–
Mr DA Issa	–	–	–	47,675	(47,675)	–	–
Ms JS Johnson	–	–	–	5,972	–	5,972	–
Ms CF McLoughlin	–	–	–	–	–	–	–
Ms SJ Mostyn	16,083	–	68,670	45,508	–	130,261	–
Mr MJ Pirone	31,388	–	–	47,675	–	79,063	11,432
Mr J van der Schalk	–	–	–	–	–	–	–
Mr G Venardos	38,289	–	–	66,745	5,746	110,780	27,632
Executives who ceased employment during the year:							
Mr IF Brown	253,691	36,920	–	–	(2,530)	*	*
Mr RJ Jackson	7,351	–	–	–	–	*	*
Mr DRA Pearce	7,806	–	–	–	(6,738)	*	*
Mr DJP Smith	129,591	–	–	48,560	(54,511)	*	*

(1) Nominally held shares are included in the column headed total shares held at the end of the year. These shares are held by the key management personnel's related parties, inclusive of domestic partner, dependents and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relate to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of appointment as executive.

* These key management personnel ceased employment during the financial year. Information on shares held only disclosed up to the date of their cessation.

(b) The relevant interest of each Director and their related party in ordinary shares of IAG in accordance with the Corporations Act 2001

	FOR SECTION 205G OF THE CORPORATIONS ACT 2001	
	Shares held directly at the end of the year(1)	Shares held indirectly at the end of the year(1)(2)
Mr JA Strong	12,083	198,819
Ms YA Allen	–	7,959
Mr JF Astbury	10,083	55,611
Mr GA Cousins	150,000	26,211
Mr ND Hamilton	4,990	96,278
Mr RA Ross	102,557	59,952
Mr B Schwartz	–	10,689
Mr MJ Hawker	1,378,059	–

(1) This represents the relevant interest of each Director in ordinary shares issued by the Company, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001. Trading in IAG shares is covered by the restrictions which limit the ability of an IAG Director to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

(2) These shares are held by the Director's related parties, inclusive of entities controlled, jointly controlled or significantly influenced by the Directors.

2. HOLDINGS OF RESET PREFERENCE SHARES

No key management personnel had any interest in reset preference shares at any time during the financial year.

3. HOLDINGS OF RESET EXCHANGEABLE SECURITIES

In respect of the relevant interest of each key management personnel in reset exchangeable securities ("RES") of IAG Finance (New Zealand) Limited, other than Mr Hawker, no other person held any RES directly or through their related party.

					FOR SECTION 205G OF THE CORPORATIONS ACT 2001	
	RES held at the beginning of the year	Net movement of RES due to other changes	Total RES held at the end of the year	RES held nominally at the end of the year(1)	RES held directly at the end of the year(2)	RES held indirectly at the end of the year(2)
Mr MJ Hawker	1,000	–	1,000	1,000	–	1,000

(1) Nominally held RES are included in the column headed total RES held at the end of the year. These RES are indirectly held by key management personnel's related parties.

(2) This represents the relevant interest of each Director in RES issued by IAG Finance (New Zealand) Limited, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001. Trading in RES is covered by the IAG Group's Continuous Disclosure & Insider Trading Policy.

DIRECTORS' REPORT

ROUNDING OF AMOUNTS

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98 / 100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 25th day of August 2006 in accordance with a resolution of the Directors.

James Strong
Director

Michael Hawker
Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the Directors of Insurance Australia Group Limited

I declare that both the Firm and I were and remain independent in accordance with professional rules and statutory requirements on auditor independence in relation to the audit for the financial year ended 30 June 2006 ("the audit").

To the best of my knowledge and belief, in relation to the audit there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 other than contraventions (relating to minor matters rectified within seven days and reported to the Directors) covered by ASIC Class Order 05 / 910; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Dr Andries B Terblanché

Partner

Sydney

25th August 2006

CONSOLIDATED INCOME STATEMENT

for the year ended 30 June 2006

	Notes	CONSOLIDATED 2006 $m	2005 $m
Premium revenue	3(a)	**6,537**	6,561
Reinsurance expense		**(405)**	(417)
Net premium revenue (i)		**6,132**	6,144
Claims expense		**(4,466)**	(4,750)
Reinsurance and other recoveries	3(a)	**566**	660
Net claims expense (ii)		**(3,900)**	(4,090)
Acquisition costs		**(1,081)**	(1,070)
Other underwriting expenses		**(395)**	(377)
Fire service levies		**(223)**	(177)
Underwriting expenses (iii)		**(1,699)**	(1,624)
Underwriting profit (i) + (ii) + (iii)		**533**	430
Investment income on assets backing insurance liabilities	3(b)	**329**	525
Investment expenses on assets backing insurance liabilities		**(19)**	(9)
Insurance profit		**843**	946
Investment income on equity holders' funds	3(b)	**576**	518
Other income	3(c)	**218**	179
Share of net profit of associate	3(d)	**2**	–
Finance costs		**(86)**	(69)
Corporate, administration and other expenses		**(298)**	(289)
Net income attributable to minority interests in unitholders' funds		**(20)**	–
Profit before income tax		**1,235**	1,285
Income tax expense		**(373)**	(357)
Profit for the year		**862**	928
Profit for the year attributable to:			
Equity holders of the Parent		**759**	811
Minority interests		**103**	117
Profit for the year		**862**	928

	Notes	CONSOLIDATED 2006 cents	2005 cents
Basic earnings per ordinary share	6	**47.87**	49.31
Diluted earnings per ordinary share	6	**47.59**	49.00

The above consolidated income statement should be read in conjunction with the notes to the concise financial statements.

CONSOLIDATED BALANCE SHEET

as at 30 June 2006

	Notes	CONSOLIDATED 2006 $m	2005 $m
Assets			
Cash and cash equivalents		**718**	456
Investments		**9,929**	10,370
Premium receivable		**1,652**	1,710
Trade and other receivables		**764**	827
Receivables from related bodies corporate		**4**	–
Current tax assets		**1**	4
Reinsurance and other recoveries receivable on outstanding claims		**908**	883
Inventories		**–**	2
Prepayments		**25**	38
Deferred levies and charges		**126**	105
Deferred reinsurance expense		**221**	194
Deferred acquisition costs		**591**	621
Deferred tax assets		**159**	131
Property, plant and equipment		**257**	259
Investment in joint ventures and associates		**74**	8
Intangible assets		**57**	31
Goodwill		**1,486**	1,463
Total assets		**16,972**	17,102
Liabilities			
Trade and other payables		**743**	721
Reinsurance premiums payable		**166**	195
Restructuring provision		**10**	11
Current tax liabilities		**83**	193
Unexpired risk liability		**11**	–
Unearned premium liability		**3,503**	3,586
Minority interest in unitholders' funds		**305**	–
Lease provision		**21**	21
Employee benefits provision		**207**	229
Deferred tax liabilities		**40**	24
Outstanding claims liability		**6,916**	6,840
Interest-bearing liabilities		**1,296**	779
Total liabilities		**13,301**	12,599
Net assets		**3,671**	4,503
Equity			
Share capital	7(a)	**3,263**	3,802
Treasury shares held in trust	7(b)	**(40)**	(34)
Reserves	7(c)	**(6)**	7
Retained earnings	7(d)	**274**	142
Parent interest		**3,491**	3,917
Minority interests	7(e)	**180**	586
Total equity	7	**3,671**	4,503

The above consolidated balance sheet should be read in conjunction with the notes to the concise financial statements.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 30 June 2006

	CONSOLIDATED 2006 $m	2005 $m
Income and expenses recognised directly in equity during the year, net of tax		
Actuarial gains / (losses) on defined benefit plans	**21**	(1)
Net movement in foreign currency translation reserve	**(9)**	(1)
Net movement in hedging reserve	**(5)**	–
Vesting of share based remuneration	**(1)**	–
Total net income and (expense) recognised directly in equity	**6**	(2)
Profit for the year	**862**	928
Total recognised income and expense for the year	**868**	926
Total recognised income and expense for the year attributable to:		
Equity holders of the Parent	**765**	809
Minority interests	**103**	117
Total recognised income and expense for the year	**868**	926
Effect of changes in accounting policies made as part of the transition to AIFRS		
Income and expenses recognised directly in equity on 1 July 2005, net of tax		
Initial recognition of AIFRS adjustments directly to retained earnings at 1 July 2005, net of tax		
– Adjustment to valuation of investments	**1**	–
– Amortisation of reset preference shares transaction costs	**(6)**	–
– Accrual for distribution on reset preference shares	**(1)**	–
Initial recognition of AIFRS adjustments directly to reserves at 1 July 2005, net of tax		
– Recognition of hedging reserve, net of tax	**(5)**	–
	(11)	–
Net AIFRS adjustments at 1 July 2005 attributable to:		
Equity holders of the Parent	**(10)**	–
Minority interests	**(1)**	–
	(11)	–

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 7.

The above statement of recognised income and expense should be read in conjunction with the notes to the concise financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 June 2006

	CONSOLIDATED	
	2006 $m	2005 $m
Cash flows from operating activities		
Premium received	**6,530**	6,610
Reinsurance and other recoveries received	**589**	452
Claims costs paid	**(4,423)**	(4,179)
Reinsurance expense paid	**(434)**	(394)
Dividends received	**85**	93
Interest and trust distributions received	**415**	412
Finance costs paid	**(82)**	(62)
Income taxes refunded	**8**	4
Income taxes paid	**(497)**	(315)
Other operating receipts	**1,051**	1,036
Other operating payments	**(2,855)**	(2,736)
Net cash flows from operating activities	**387**	921
Cash flows from investing activities		
Net cash flows on acquisition of subsidiaries	**(92)**	(7)
Proceeds from disposal of investments and property, plant and equipment	**19,503**	19,987
Outlays for investments and property, plant and equipment acquired	**(18,591)**	(20,137)
Repayment of premium funding loans	**448**	375
Advances of premium funding loans	**(446)**	(414)
Net cash flows from investing activities	**822**	(196)
Cash flows from financing activities		
Outlays for purchase of treasury shares	**(19)**	(13)
Proceeds from issue of trust units	**1,152**	2,035
Outlays for redemption of trust units	**(1,288)**	(2,163)
Proceeds from issue of reset exchangeable securities, net of transaction costs	**-**	537
Outlays to acquire Portfolio	-	(550)
Proceeds from other borrowings inclusive of costs	**-**	9
Repayment of borrowings	**(46)**	(9)
Dividends paid to IAG equity holders	**(647)**	(442)
Dividends paid to minority interests	**(89)**	(96)
Net cash flows from financing activities	**(937)**	(692)
Net movement in cash held	**272**	33
Effects of exchange rate changes on balances of cash held in foreign currencies	**(10)**	(1)
Cash and cash equivalents at the beginning of the financial year	**456**	424
Cash and cash equivalents at the end of the financial year	**718**	456

The above consolidated cash flow statement should be read in conjunction with the notes to the concise financial statements.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

for the year ended 30 June 2006

This concise financial report relates to the consolidated entity consisting of Insurance Australia Group Limited ("the Company") and its subsidiaries ("IAG Group" or "Consolidated entity") for the year ended 30 June 2006. The accounting policies adopted have been consistently applied to all years presented, unless otherwise stated in note 1 below.

The Company is a kind referred to in Class Order 98 / 100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in the concise financial report have been rounded off in accordance with that Class Order to the nearest million dollars.

NOTE 1. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The full financial report on which this concise financial report is based is the first annual Insurance Australia Group Limited financial report to be prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS"). AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing the full financial report.

The financial reports were prepared in accordance with Australian Generally Accepted Accounting Principles ("Australian GAAP") for all periods up to and including the year ended 30 June 2005. From 1 July 2005, the financial reports are required to be prepared in accordance with AIFRS effective for the year ended 30 June 2006. The date of transition to AIFRS was 1 July 2004, which is the start of the comparative period. AGAAP differs in certain respects from AIFRS. When preparing financial statements for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments and insurance contracts, the comparative figures in respect of 2005 were restated to reflect these adjustments. The IAG Group has elected to utilise the exemptions available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 1023 *General Insurance Contracts* from 1 July 2005.

Reconciliations and descriptions of the effect of the transition from AGAAP to AIFRS on the IAG Group's equity and its net income are given in note 38 of the full financial report. A summary of this information is provided below.

	CONSOLIDATED		
	1 July 2005 $m	**30 June 2005 $m**	**1 July 2004 $m**
(a) Impact on total equity reported under previous AGAAP			
Total equity under AGAAP as reported in the 2005 annual financial report	4,440	4,440	4,224
Adjustments applicable from 1 July 2004			
Adjustments to retained earnings			
Reversal of goodwill amortisation	92	92	n/a
Recognition of defined benefit plans	(23)	(23)	57
Adjustment to share based remuneration expense	5	5	2
Capitalisation of software development costs	24	24	n/a
Reversal of market value movements on property	(8)	(8)	–
Recognition of depreciation on buildings	(1)	(1)	n/a
Recognition of lease provision amortisation	(11)	(11)	(8)
Net tax impact of AIFRS adjustments	6	6	(16)
Adjustment for minority interests	(1)	(1)	(3)
	83	83	32
Adjustments to reserves			
Recognition of share based payment reserve	13	13	5
Adjustments to treasury shares			
Consolidation of share based remuneration trusts	(34)	(34)	(21)
Adjustments to minority interests			
Net adjustments impacting minority interests	1	1	3
Adjustments applicable from 1 July 2005			
Adjustments to retained earnings			
Adjustment to valuation of investments	1	n/a	n/a
Amortisation of reset preference shares transaction costs	(6)	n/a	n/a
Accrual for distribution on reset preference shares	(1)	n/a	n/a
Net tax impact of AIFRS adjustments	–	n/a	n/a
Adjustment for minority interests	1	n/a	n/a
	(5)	n/a	n/a
Adjustments to reserves			
Adjustment for cash flow hedge accounting	(7)	n/a	n/a
Net tax impact of AIFRS adjustment	2	n/a	n/a
	(5)	n/a	n/a
Adjustments to share capital			
Reclassification of reset preference shares	(550)	n/a	n/a
Reclassification of reset preference shares transaction costs	11	n/a	n/a
	(539)	n/a	n/a
Adjustments to minority interests			
Reclassification of minority interests in unitholders' funds	(421)	n/a	n/a
Net other adjustments impacting minority interests	(1)	n/a	n/a
	(422)	n/a	n/a
Total equity under AIFRS	3,532	4,503	4,243

NOTES TO THE CONCISE FINANCIAL STATEMENTS

for the year ended 30 June 2006

	CONSOLIDATED Year ended 30 June 2005 $m
(b) Impact on profit for the year ended 30 June 2005	
Profit for the year as reported under AGAAP	879
Reversal of goodwill amortisation	92
Movement in defined benefit plans	(80)
Adjustment to share based remuneration expense	3
Capitalisation of software development costs	24
Reversal of market value movements on property	(8)
Recognition of depreciation on buildings	(1)
Recognition of lease provision amortisation	(3)
Net tax impact of AIFRS adjustments	22
Profit for the year under AIFRS	928

NOTE 2. PRESENTATION CURRENCY

The presentation currency used in this concise financial report is Australian dollars.

NOTE 3. ANALYSIS OF INCOME

	CONSOLIDATED	
	2006 $m	2005 $m
(a) General insurance revenue		
Direct gross written premium	**6,434**	6,674
Movement in unearned premium liability	**102**	(112)
Direct premium revenue	**6,536**	6,562
Inwards reinsurance premium revenue	**1**	(1)
Premium revenue	**6,537**	6,561
Reinsurance and other recoveries revenue	**566**	660
Total general insurance revenue	**7,103**	7,221
(b) Investment income		
Dividend revenue	**87**	96
Interest revenue	**375**	394
Trust revenue	**33**	15
Total investment revenue	**495**	505
Changes in net fair values of investments		
– Realised net gains and (losses)	**162**	205
– Unrealised net gains and (losses)	**248**	333
Total investment income	**905**	1,043
Represented by:		
Investment income on assets backing insurance liabilities	**329**	525
Investment income on equity holders' funds	**576**	518
	905	1,043
(c) Other income		
Fee based revenue	**218**	178
Net gain from disposal of property, plant and equipment	**–**	1
Total other income	**218**	179
(d) Share of net profit of associate	**2**	–
Total income	**8,228**	8,443

NOTE 4. SEGMENT REPORTING

(a) Primary reporting – business segments

The Parent is a non-operating holding company operating only in Australia.

The Consolidated entity operated in the general insurance industry throughout the year. Revenue from the general insurance industry is derived from the underwriting of personal, commercial and international insurance businesses and these form separate reportable segments. The reportable segments comprise the following businesses (each insurance product is predominantly short-tail in duration except where noted):

- Australian personal insurance – the Australian personal insurance business develops and underwrites personal insurance products (through direct and indirect distribution channels), and manages claims and assessing services. Insurance products include motor vehicle, home and contents, compulsory third party (long-tail), consumer credit, and niche insurance products such as pleasure craft, veteran and classic car, boat, caravan, and travel insurance;
- Australian commercial insurance – the Australian commercial insurance business develops and underwrites insurance for businesses. Insurance products include commercial property, commercial motor and fleet motor, construction and engineering, farm, crop and livestock, home warranty, marine, public and product liability (long-tail), professional indemnity (long-tail), directors and officers (long-tail), and workers' compensation (long-tail);
- International insurance – comprises all direct insurance business underwritten outside Australia through foreign subsidiaries in New Zealand and Thailand and an associate in Malaysia, and the operations of the captive reinsurer;
- Corporate and investments – comprises other activities, including corporate services, investment management and investment of the Consolidated entity's capital funds.

The net outstanding claims liability for each segment includes an allocation of the diversification benefit incorporated into the risk margin relating to the combination of the segments at the Consolidated entity level. Depreciation expense is allocated to different business segments as management fees from the Corporate segment and so all depreciation relating to property, plant and equipment is treated as part of the Corporate segment.

	AUSTRALIAN PERSONAL INSURANCE	AUSTRALIAN COMMERCIAL INSURANCE	INTERNATIONAL INSURANCE	CORPORATE AND INVESTMENTS	INTERSEGMENT ELIMINATION	TOTAL
	2006 $m	2006 $m	2006 $m	2006 $m	2006 $m	2006 $m
External revenue	4,340	2,071	1,167	650	–	8,228
Intersegment revenue	–	–	240	–	(240)	–
Total revenue	4,340	2,071	1,407	650	(240)	8,228
Underwriting profit	287	235	11	–	–	533
Investment revenue net of investment fees – technical reserves	193	81	36	–	–	310
Insurance profit	480	316	47	–	–	843
Investment revenue net of investment fees – equity holders' funds	–	–	–	537	–	537
Share of net profit of associates	–	–	2	–	–	2
Other net operating result	–	8	(7)	(148)	–	(147)
Profit before income tax	480	324	42	389	–	1,235
Income tax expense						(373)
Profit for the year						862
Segment assets	5,951	3,702	777	6,542	–	16,972
Unallocated assets						–
Total assets						16,972
Segment liabilities	5,951	3,702	777	2,871	–	13,301
Unallocated liabilities						–
Total liabilities						13,301
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	–	–	–	158	–	158
Depreciation expense	20	13	5	9	–	47
Amortisation of acquired intangibles	–	–	–	8	–	8
Total depreciation and amortisation expense	20	13	5	17	–	55
Other non-cash expenses	45	25	9	9	–	88

	AUSTRALIAN PERSONAL INSURANCE	AUSTRALIAN COMMERCIAL INSURANCE	INTERNATIONAL INSURANCE	CORPORATE AND INVESTMENTS	INTERSEGMENT ELIMINATION	TOTAL
	2005 $m	2005 $m	2005 $m	2005 $m	2005 $m	2005 $m
External revenue	4,552	2,102	1,193	596	–	8,443
Intersegment revenue	–	–	267	–	(267)	–
Total revenue	4,552	2,102	1,460	596	(267)	8,443
Underwriting profit	271	33	126	–	–	430
Investment revenue net of investment fees – technical reserves	303	179	34	–	–	516
Insurance profit	574	212	160	–	–	946
Investment revenue net of investment fees – equity holders' funds	–	–	–	500	–	500
Other net operating result	–	(14)	(5)	(142)	–	(161)
Profit before income tax	574	198	155	358	–	1,285
Income tax expense						(357)
Profit for the year						928
Segment assets	5,992	3,755	679	6,676	–	17,102
Unallocated assets						–
Total assets						17,102
Segment liabilities	5,992	3,755	679	2,173	–	12,599
Unallocated liabilities						–
Total liabilities						12,599
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	–	–	–	109	–	109
Depreciation expense	17	11	8	7	–	43
Amortisation of acquired intangibles	–	–	–	13	–	13
Total depreciation and amortisation expense	17	11	8	20	–	56
Other non-cash expenses	73	73	9	5	–	160

(b) Secondary reporting – geographical segments

The Consolidated entity operates mainly in the Australian and New Zealand general insurance industry. In the Australian market the operations cover all states and territories. Australia and International (primarily New Zealand) markets are separate reportable geographical segments. There have been changes in the composition of the international geographic segment during the financial year (refer note 8).

	AUSTRALIA		INTERNATIONAL		INTERSEGMENT ELIMINATION		TOTAL	
	2006 $m	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m
External revenue	**6,928**	7,196	**1,300**	1,247	**–**	–	**8,228**	8,443
Segment assets	**15,649**	15,791	**2,929**	2,187	**(1,606)**	(876)	**16,972**	17,102
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	**71**	93	**87**	16	**–**	–	**158**	109

NOTE 5. EARNINGS PER SHARE

	CONSOLIDATED	
	2006 cents	**2005 cents**
(a) Ordinary shares		
Basic earnings per ordinary share[(i)]	**47.87**	49.31
Diluted earnings per ordinary share	**47.59**	49.00

(i) The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 *Earnings per Share*. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the year ended 30 June 2006 would be reduced to 47.60 cents (2005 – 49.07 cents).

NOTE 5. EARNINGS PER SHARE (CONTINUED)

	CONSOLIDATED	
	2006 $m	**2005 $m**
(a) Ordinary shares (continued)		
(i) Reconciliation of earnings used in calculating earnings per share		
Profit for the year	**862**	928
Profit attributable to minority interests	**(103)**	(117)
Profit attributable to equity holders of the Parent	**759**	811
Profit attributable to reset preference shares (refer note 6(b))	**n/a**	(29)
Earnings used in calculating basic and diluted earnings per share	**759**	782

	2006 Number of shares million	**2005** Number of shares million
(ii) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Ordinary shares on issue	**1,595**	1,594
Treasury shares held in trust	**(9)**	(9)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,586**	1,585
Weighted average number of dilutive potential ordinary shares relating to:		
– Rights issued under the Performance Share Rights Plan	**–**	2
– Unvested share based remuneration rights supported by treasury shares held in trust	**9**	8
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**1,595**	1,595

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- The reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date.
- The reset exchangeable securities on issue are not considered to be dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

(b) Reset preference shares

While for accounting purposes the reset preference shares are presented as debt from 1 July 2005 onwards, they were previously presented as equity under Australian GAAP (refer to note 38 of the full financial report for further details). When presented as equity, a separate earnings per share calculation was conducted for the reset preference shares and the distributions on the shares was deducted from the profit attributable to equity holders of the Parent prior to calculation of the earnings per share for ordinary shares. From 1 July 2005 onwards the distributions are treated as finance costs and so are included in profit for the year. When presented as equity, the reset preference shares had a basic earnings per share for the year ended 30 June 2005 of 533.09 cents based on distributions paid or payable for the year of $29 million and a weighted average number of reset preference shares outstanding during the period of 5.5 million shares.

NOTE 6. DIVIDENDS

	Cents per share	Total amount $m	Payment date	Tax rate for franking credit	Percentage franked
(a) Ordinary shares					
Recognised in year ended 30 June 2006					
Special dividend	**12.5**	**201**	**26 June 2006**	**30%**	**100%**
2006 interim dividend	**13.5**	**215**	**10 April 2006**	**30%**	**100%**
2005 final dividend	**14.5**	**231**	**17 October 2005**	**30%**	**100%**
		647			
Recognised in year ended 30 June 2005					
2005 interim dividend	12.0	191	18 April 2005	30%	100%
2004 final dividend	14.0	222	18 October 2004	30%	100%
		413			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

A special dividend was paid to shareholders during the year as a return of excess capital in line with the commitment to ensure capital is managed efficiently. The total special dividend is presented inclusive of transaction costs of $1.3 million.

(b) Dividend reinvestment

A Dividend Reinvestment Plan ("DRP") is operated which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date. The price of DRP shares in 2006 includes no discount (2005 – no discount). The 29.5 million shares allocated to equity holders participating in the DRP for the year ended 30 June 2006 were purchased on-market (2005 – 20.0 million shares). This included 8.7 million shares relating to the special dividend.

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this financial report and has not been recognised in this financial report.

	Cents per share	Total amount $m	Expected payment date	Tax rate for franking credit	Percentage franked
2006 final dividend – ordinary shares	16.0	255	9 October 2006	30%	100%

The dividend was declared on 25 August 2006. The last date for the receipt of an election notice for participation in the dividend reinvestment plan in relation to this final dividend is 6 September 2006. The DRP will operate using shares acquired on-market with no discount applied.

	Distribution percentage per annum	Total amount $m	Payment date	Percentage franked
(d) Reset preference shares				
Recognised in year ended 30 June 2006	*n/a	*n/a	*n/a	*n/a
Recognised in year ended 30 June 2005				
First issue June 2002 - IAGPA	5.80%	20	15 June 2005 and 15 December 2004	100%
Second issue June 2003 - IAGPB	4.51%	9	15 June 2005 and 15 December 2004	100%
		29		

* This item has been treated differently in the current reporting period following the election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS.

All of the distributions paid in relation to the reset preference shares for the current annual reporting period and the previous annual reporting period were fully franked at 30%.

(e) Restrictions that may limit the payment of dividends

There are presently no restrictions on the payment of dividends by the Parent other than:

- The payment of dividends generally being limited to profits subject to ongoing solvency obligations; and
- No dividends can be paid and no returns of capital can be made on ordinary shares, if distributions are not paid on the reset preference shares, unless certain actions are taken by IAG. For further details refer to note 23 of the full financial report.

There are presently no restrictions on the payment of dividends from subsidiaries to the Parent other than:

- The payment of dividends generally being limited to profits subject to ongoing solvency obligations of the subsidiary; and
- For certain subsidiaries, statutory reserve and regulatory minimum capital requirements, in particular, the Australian Prudential Regulation Authority has advised Australian general insurers that a general insurer under its supervision must obtain approval from it before declaring a dividend if the general insurer has incurred a loss, or proposes to pay dividends which exceed the level of profits earned in the current period.

The impact to these requirements caused by the payment of dividends is monitored. Payments of dividends from overseas subsidiaries may attract withholding taxes which have not been provided for in this financial report.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

for the year ended 30 June 2006

NOTE 7. RECONCILIATION OF TOTAL EQUITY

	CONSOLIDATED			
	2006 Number of shares million	**2005 Number of shares million**	**2006 $m**	**2005 $m**
(a) Share capital				
Ordinary shares				
Balance at the beginning of the financial year	**1,594**	1,591	**3,263**	3,263
Shares issued under Performance Share Rights Plan	**1**	3	**–**	–
Balance at the end of the financial year	**1,595**	1,594	**3,263**	3,263
Reset preference shares				
Balance at the end of the previous financial year	**6**	6	**539**	539
AIFRS transition adjustments at 1 July 2005				
– Reclassification of reset preference shares	**(6)**	–	**(550)**	–
– Reclassification of capitalised transaction costs	**–**	–	**11**	–
Balance at the beginning and end of the financial year	**–**	6	**–**	539
Total share capital at the end of the financial year	**1,595**	1,600	**3,263**	3,802

	CONSOLIDATED	
	2006 $m	**2005 $m**
(a) Share capital (refer above)	**3,263**	3,802
(b) Treasury shares held in trust		
Balance at the beginning of the financial year	**(34)**	(21)
Acquisition of shares	**(19)**	(13)
Shares vested and / or released to participants	**13**	–*
Balance at the end of the financial year	**(40)**	(34)
(c) Reserves		
Foreign currency translation reserve		
Balance at the beginning of the financial year	**(6)**	(5)
Net exchange difference on translation of foreign operations	**(18)**	(1)
Hedge of net investment in a subsidiary	**9**	–
Balance at the end of the financial year	**(15)**	(6)
Share based remuneration reserve		
Balance at the beginning of the financial year	**13**	5
Charged to profit for the year	**19**	8
Transfers from the reserve upon vesting of rights / shares	**(13)**	–
Balance at the end of the financial year	**19**	13

* Rounds to zero.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

for the year ended 30 June 2006

	CONSOLIDATED 2006 $m	2005 $m
Hedging reserve		
Balance at the end of the previous financial year	–	–
AIFRS transition adjustments at 1 July 2005		
– Recognition of cash flow hedges, net of tax	**(5)**	–
Balance at the beginning of the financial year	**(5)**	–
Movements in fair value of derivatives forming hedge	**1**	–
Movements in fair value recycled to profit	**(8)**	–
Net tax impact on movements	**2**	–
Balance at the end of the financial year	**(10)**	–
Other reserve		
Balance at the beginning of the financial year	–	–
Additions during the year	**–***	–
Balance at the end of the financial year	**–***	–
Total reserves	**(6)**	7
(d) Retained earnings		
Balance at the end of previous financial year	**142**	(227)
Net total AIFRS transition adjustments at 1 July 2005	**(5)**	–
Adjustment for Safety Insurance at 1 July 2005	**5**	–
Balance at the beginning of the financial year	**142**	(227)
Profit attributable to equity holders of the Parent	**759**	811
Actuarial gains / (losses) on defined benefit plans, net of tax	**21**	–*
Vesting of share based remuneration	**(1)**	–
Dividends declared and paid	**(647)**	(442)
Balance at the end of the financial year	**274**	142
Parent interest	**3,491**	3,917
(e) Minority interests		
Balance at the end of previous financial year	**586**	689
AIFRS transition adjustments		
– Reclassification of minority interests in unitholders' funds	**(421)**	–
– Net impact of other AIFRS transition adjustments at 1 July 2005	**(1)**	–
Balance at the beginning of the financial year	**164**	689
Profit attributable to minority interests	**103**	117
Distributions to minority interests	**(89)**	(120)
Other movements in unitholders' funds	–	(100)
Business combination	**2**	–
Balance at the end of the financial year	**180**	586
Minority interests comprising:		
– Share capital	**126**	124
– Retained profits	**54**	41
– Foreign currency translation reserve	**–***	–
– Unitholders' funds	–	421
Minority interests	**180**	586
Total equity	**3,671**	4,503

* Rounds to zero.

NOTE 8. ACQUISITIONS AND DISPOSALS OF BUSINESSES

2006

(a) Acquisition of subsidiaries

(i) Acquisition of a Thailand based general insurance business
The Consolidated entity acquired all of the ordinary shares in IAG Insurance (Thailand) Ltd ("IAG Thailand") (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) effective 4 July 2005. This subsidiary is involved in general insurance underwriting in Thailand.

The key changes made to bring the financial report of IAG Thailand prepared in accordance with Thai GAAP to comply with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(ii) Acquisition of a further interest in a Thailand based listed general insurance business
On 10 February 2006, an additional 16.7% interest was acquired in Safety Insurance Public Company Limited (Safety Insurance) taking the then 21.6% shareholding to 38.3%. A general tender offer to all Safety Insurance shareholders was subsequently lodged at the end of February 2006. The tender closed on 27 March 2006 with the Consolidated entity holding 96.09% of the voting share capital. The entity has been deemed to be a subsidiary from 31 March 2006.

Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's 7th largest general insurer and 6th largest motor insurer and currently generates approximately A$100 million in gross written premium per annum. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

The key changes made to bring the financial report of Safety Insurance prepared in accordance with Thai GAAP to comply with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(iii) Acquisition of a specialist New Zealand underwriter
On 3 May 2006 IAG New Zealand Limited acquired a 51% share of Driveright Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, with a contractual obligation, subject to certain criteria being satisfied, to acquire the remaining 49% on or before 31 August 2008.

	CONSOLIDATED		
	Driveright $m	**Safety Insurance $m**	**IAG Insurance (Thailand) $m**
Details of the 2006 acquisitions of subsidiaries are as follows:			
Purchase price:			
Cash paid	**4**	**68**	**34**
Costs directly associated with acquisition	**–**	**2**	**2**
Total purchase consideration	**4**	**70**	**36**
Fair value of net identifiable assets acquired:			
Cash and cash equivalents	**2**	**10**	**6**
Investments	**–**	**107**	**18**
Receivables	**–**	**30**	**22**
Deferred acquisition costs	**–**	**–**	**1**
Property, plant and equipment	**–**	**9**	**1**
Deferred tax assets	**–**	**8**	**–**
Payables	**(1)**	**(19)**	**(18)**
Current tax liabilities	**–**	**(3)**	**(1)**
Unearned premium liability	**–**	**(58)**	**(5)**
Outstanding claims liability	**–**	**(30)**	**(14)**
Less: minority interests	**–**	**(2)**	**–**
Less: transfer of associate to subsidiary	**–**	**(11)**	**–**
Net identifiable assets acquired during the financial year	**1**	**41**	**10**
Goodwill*	**3**	**29**	**21**
Intangible	**–**	**–**	**5**
	3	**29**	**26**

* The goodwill on Safety Insurance includes the goodwill amount on the first acquisition in 1998 (which rounded to zero).

The goodwill is attributable to the synergies expected to arise after the acquisition. The fair value of assets and liabilities are based on discounted cash flow models. No restructuring provisions were created. In addition to the intangible assets recognised and disclosed in the table above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and / or were not able to be reliably measured.

	CONSOLIDATED		
	Driveright $m	Safety Insurance $m	IAG Insurance (Thailand) $m
The net cash flow in relation to the acquisitions is as follows:			
Cash consideration paid	4	70	36
Cash balance acquired	(2)	(10)	(6)
Net outflow of cash	2	60	30
Contribution from the acquired businesses (from date of acquisition):			
Income	–	28	37
Profit before tax	–	1	1

The gross written premium and profit of the Consolidated entity for the year ended 30 June 2006 would have been higher by $63 million and $3 million respectively, had the subsidiaries acquired during the year been consolidated from the beginning of the financial year.

2005

During the year ended 30 June 2005 the Consolidated entity made the following acquisitions:

- Mike Henry Travel Insurance Limited: 50.1% acquired on 6 July 2004 for $4 million with a contractual obligation to purchase remaining equity on or before 1 July 2006;
- Clipper Club Underwriters Limited: 100% acquired on 1 January 2005 for $1 million; and
- National Auto Club Underwriters Agency (NZ) Limited: 100% acquired on 1 January 2005 for $6 million.

The total outlay for these acquisitions in 2005 (net of cash acquired) was $7 million. As these acquisitions are not significant to the Consolidated entity no further disclosure is provided.

(b) Other acquisitions

(i) Acquisition of an interest in a Malaysian based composite insurance business
On 31 March 2006, the Company acquired a 30% strategic stake in AmAssurance Berhad, a Malaysian based general and life insurer. Based on the annual report for the year ended 31 March 2006 prepared under Malaysian generally accepted accounting standards, AmAssurance Berhad has gross assets of RM1,783 million (approximately A$653 million). The general insurance operations generate an annual gross written premium of RM438 million (approximately A$161 million).

(ii) Lloyd's managing agency and specialist Asian syndicate
In June 2006, the Consolidated entity agreed to acquire a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited and have been newly established. The syndicate has access to all markets in which Lloyd's is licensed. The terms of the acquisition are confidential but neither the purchase price nor the capital required in the first two years from completion is material to the Consolidated entity. A letter of credit was issued in support of the Consolidated entity's participation. The terms of the acquisition are subject to final regulatory approval from the relevant regulatory authorities in Singapore and the United Kingdom.

(c) Disposals of subsidiaries

During the year the Consolidated entity disposed of New Zealand Car Parts Limited. As this disposal was not significant to the Consolidated entity no further disclosure is provided.

There were no disposals of businesses by the Consolidated entity during the year ended 30 June 2005.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

for the year ended 30 June 2006

NOTE 9. CONTINGENCIES

Contingent liabilities are not recognised on the balance sheet but are disclosed here, unless the possibility of settlement is remote, in which case no disclosure is made. If settlement becomes probable, a provision is recognised. The best estimate of the settlement amount is used in measuring a contingent liability for disclosure.

(a) Contingent liabilities

In the normal course of business, transactions are entered into that may generate a range of contingent liabilities. These include:

(i) litigation arising out of insurance policies;

(ii) various types of investment contracts including forward foreign exchange contracts, financial futures, interest rate swaps, exchange traded options, forward rate agreements and other underwriting subscription contracts, usually as part of the management of the Consolidated entity's investment portfolios;

(iii) undertakings for maintenance of net worth and liquidity support to subsidiaries in the Consolidated entity. It is normal practice to provide wholly-owned subsidiaries with support and assistance as may be appropriate with a view to enabling them to meet their obligations and to maintain their good standing. Such undertakings constitute a statement of present intent only and are not intended to give rise to any binding legal obligation; and

(iv) guarantees for performance obligations, including a letter of credit issued in support of the Consolidated entity's participation in Lloyd's of London.

The Directors do not believe there are any other potential material exposures to the Consolidated entity and know of no event that would require it to satisfy the guarantees or take action under a support agreement.

(b) Reset exchangeable securities

In respect of the issue of reset exchangeable securities ("RES") by a wholly-owned subsidiary, IAG Finance (New Zealand) Limited ("IAGF NZ"):

(i) IAGF NZ has granted to Permanent Trustee Company Limited ("Trustee"), the trustee of the RES, a fixed charge over its right, title and interest in the payments to it under the Portfolio Management Agreement and certain intragroup receivables. IAG Portfolio Limited, a wholly-owned subsidiary of IAG, has granted to the Trustee a mortgage over IAG Portfolio Limited's portfolio of investments ("Portfolio") and a floating charge over its rights, property and undertaking as security to the RES holders.

(ii) Insurance Australia Limited has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below a specified rate. This will enable IAG Portfolio Limited to generate sufficient income to allow IAGF NZ to make part or full interest payments on the RES.

(iii) In the event of an interest payment on the RES being unfranked, IAG must pay an amount into IAG Portfolio Limited to fund a gross-up of the interest payment on the RES.

(iv) IAG may exchange some or all of the RES for preference shares issued by IAG at any time. This exchange right is considered an embedded derivative within the RES and is recognised at fair value on the balance sheet. The exchange right has been assessed as having a fair value of nil at 30 June 2006.

(v) IAGF NZ may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010.

(vi) IAGF NZ may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs.

(vii) RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs.

(viii)IAG has an obligation to pay all costs, charges and expenses in managing the Portfolio including costs of the trustee and custodian.

(ix) IAG and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on the RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on the RES.

(c) Fiduciary activities

The Consolidated entity's fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts. The funds managed on behalf of third parties which are not included in the Consolidated entity's balance sheet had a fair value as at 30 June 2006 of $1,969 million (2005 – $2,920 million). This does not include the investment by third parties in the IAG Asset Management Wholesale Trusts presented as minority interests in unitholders' funds on the balance sheet. The Consolidated entity is exposed to operational risk relating to managing these funds on behalf of third parties.

NOTE 10. EVENTS SUBSEQUENT TO REPORTING DATE

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the year ended 30 June 2006.

(a) Declaration of final dividend

On 25 August 2006, a final dividend of 16.0 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 9 October 2006.

(b) Progress of negotiations with a China based general insurance business

IAG announced on 7 February 2006 that it had signed a memorandum of understanding with a view to acquiring 24.9% of China Pacific Property Insurance Co., Ltd. ("CPPI"). IAG announced on 3 July 2006 that draft transaction agreements had been confirmed for the purposes of lodgement with the China Insurance Regulatory Commission for preliminary review. Under the terms of the draft transaction agreements, IAG will acquire 24.9% of CPPI for approximately $350 – 375 million.

The parties intend to proceed to signing the transaction agreements as soon as possible following formal approval by relevant regulators.

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited, the accompanying concise financial report of the Consolidated entity, comprising Insurance Australia Group Limited and its controlled entities for the year ended 30 June 2006, set out on pages 62 to 76:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

Signed at Sydney this 25th day of August 2006 in accordance with a resolution of the Directors.

James Strong
Director

Michael Hawker
Director

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

to the shareholders of Insurance Australia Group Limited

SCOPE

The financial report, remuneration report and directors' responsibility

The concise financial report comprises the income statement, statement of recognised income and expense, balance sheet, cash flow statement and the accompanying notes 1 to 10, for Insurance Australia Group Limited ("the Company") and its controlled entities (the "Consolidated Entity") for the year ended 30 June 2006.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, including those under the heading "Remuneration Report" in sections A to D of the directors' report and not in the concise financial report.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report. The directors are also responsible for the Remuneration Report contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to shareholders of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report and the Remuneration Report of the Company and its controlled entities for the year ended 30 June 2006. Our audit report on the full financial report and the Remuneration Report was signed on 25th August 2006, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

AUDIT OPINION

In our opinion, the concise financial report of Insurance Australia Group Limited and its controlled entities for the year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG

Dr Andries B Terblanché

Partner

Sydney

25th August 2006

INDEPENDENT REVIEW REPORT

to IAG on sustainability reporting in its Annual Report 2006

INTRODUCTION

We have been engaged by IAG to review selected sustainability performance data (the Performance Data) for the year ended 30 June 2006, as reported in the IAG Annual Report 2006 (the Annual Report) on page 19, and reported in the IAG Concise Annual Report 2006 (also referred to as the Annual Report) on page 19.

SCOPE

Sustainability reporting in the Annual Report and management responsibilities

The management of IAG are responsible for the preparation of the sustainability reporting in the Annual Report and the information and assessments contained within it, for determining IAG's objectives in relation to sustainability performance, and for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived. Management's assertions about the effectiveness of the performance management and internal control systems are included in a separate letter we have received from management.

Review approach

We have conducted an independent review of the Performance Data set out on page 19 of the Annual Report for the year ended 30 June 2006, for IAG's Australian operations unless otherwise stated. Complaints as a percentage of policies and Funds for community investment as a percentage of Group net profit attributable to shareholders were not included in our review. There are no mandatory requirements for the preparation, publication or review of sustainability performance data. IAG applies its own internal reporting guidelines for sustainability reporting ("the Criteria"), a concise version of which can be found in the Glossary in the Annual Report. The selection and suitability of the Criteria is the responsibility of management and our review did not include an assessment of the adequacy of the Criteria. Further, the internal control structure which management has established and from which the Performance Data has been derived, has not been reviewed and no opinion is expressed as to its effectiveness.

Our review was conducted in accordance with the International Standard on Assurance Engagements ISAE 3000 "Assurance Engagements other than Audits or Reviews of Historical Financial Information" issued by the International Auditing and Assurance Standards Board, and with Australian Auditing Standards AUS 108 "*Assurance Engagements*" and AUS 902 "*Review of Financial Reports*". A review is limited primarily to inquiries of company personnel and other procedures applied to the compilation and presentation of the quantitative data. A review does not provide all evidence that would be required in an audit thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, do not express an audit opinion.

We performed procedures in order to obtain all the information and explanations that we considered necessary to provide sufficient evidence for us to state whether anything has come to our attention that would indicate the Performance Data has not been presented fairly in accordance with the Criteria established by management.

The Performance Data

We have reviewed the following quantitative Performance Data reported on page 19 in the Annual Report for the year ended 30 June 2006: business volume measure, overall customer satisfaction index, employee engagement score, staff turnover, lost time injury frequency rate, funding of the OH&S department, recycled commingled waste, number of employee volunteer hours, funds for community investment, head count and CO_2e emissions.

INDEPENDENCE

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

STATEMENT

Based on our review, which is not an audit, nothing came to our attention to indicate that the Performance Data set out on page 19 of the Annual Report for the year ended 30 June 2006 has not been presented fairly in accordance with the Criteria established by management.

KPMG

KPMG

Dr Andries B Terblanché

Partner

Sydney

1st September 2006

SHAREHOLDER INFORMATION

You can access information about Insurance Australia Group Limited including company announcements, presentations and reports at www.iag.com.au.

ASX CODES

Insurance Australia Group Limited's shares are listed on the ASX under:

IAG Ordinary Shares;

IAGPA Reset Preference Shares – RPS1; and

IAGPB Reset Preference Shares – RPS2.

Insurance Australia Group Limited's wholly owned subsidiary IAG Finance (New Zealand) Limited's New Zealand branch issued Reset Exchangeable Securities in January 2005 and they are listed on the ASX under:

IANG Reset Exchangeable Securities – RES.

ANNUAL REPORT

There are a number of options available concerning the Annual Report. You can choose:

- to not receive it;
- to view or download it from our website; or
- to receive it by mail.

Any change to the annual report election details recorded on your holding(s) can be made at www.iag.com.au/shareholdercentre or by contacting the Share Registry on 1300 360 688 and, if you have registered with their Investor Centre, on their website.

If there are multiple shareholders at your registered address and you wish to receive just one copy of the Annual Report please contact the Share Registry on 1300 360 688.

ANNUAL GENERAL MEETING (AGM)

The 2006 AGM of Insurance Australia Group Limited will be held on Wednesday, 15 November 2006 at 10:00am at the Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000. The AGM will be webcast live on the internet at www.iag.com.au/agm2006 and an archive version will be placed on the website to enable the AGM to be viewed at a later time.

ONLINE PROXY VOTING

Shareholders can lodge proxies electronically for the 2006 AGM at www.iag.com.au/agm2006. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown in the top right corner of your Proxy Form.

QUESTIONS TO THE AUDITOR

If you would like to submit a written question to the company's auditor relating to the auditor's report or the conduct of the audit please use the reply paid envelope provided or fax to (02) 8235 8220 by 5:00pm on Wednesday 8 November 2006. Alternatively you may submit a question, after completing your proxy online at www.iag.com.au/agm2006. Members will also be given a reasonable opportunity to ask questions of the auditor at the AGM.

DIVIDEND PAYMENT METHODS

Insurance Australia Group Limited no longer pays Australian resident shareholders' dividend payments by cheque. Shareholders are urged to provide the Share Registry with their alternative instructions as detailed below.

IAG – Ordinary Shareholders:

- paid directly into your Australian bank, credit union or building society account; or
- eligible ordinary shareholders can choose to participate in IAG's Dividend Reinvestment Plan (DRP) providing the option to increase your shareholding without incurring brokerage or GST.

IAGPA and IAGPB – Reset Preference Shareholders:

- paid directly into your Australian bank, credit union or building society account.

For further details and forms visit www.iag.com.au/shareholdercentre or call the Share Registry on 1300 360 688.

SHAREHOLDER CENTRE

Shareholders can view and amend details of their holding at www.iag.com.au/shareholdercentre. Using your SRN or HIN and postcode of your registered address to log in, you will be able to:

- view your holding balance;
- view your payment and dividend history or download your dividend payment advice;
- sign up for electronic shareholder communications, including the Annual Report via email;
- confirm or lodge your Tax File Number (TFN), Australian Business Number (ABN) or exemption; and
- access personalised shareholder forms.

Shareholders can also manage their shares online at www.computershare.com.au by clicking on 'Investor Centre'. To access this secure site for registration you will need to enter your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode. Once registered, you can:

- change your address;
- set up payment instructions;
- add/change TFN/ABN details;
- retrieve holding statements, including your dividend payment advice; and
- sell qualified shares without a broker.

EMAIL ENQUIRIES

If you have a query concerning your shareholding, you can email your enquiry directly to iag@computershare.com.au. If your query relates to an IAG company matter and the response is not on the IAG website, you can email your query to investor.relations@iag.com.au.

CHANGE OF ADDRESS

Individual (single) shareholders can now change their address over the phone by contacting the Share Registry on 1300 360 688 or by downloading a form from the website.

Joint and company shareholdings need to download a form or write a letter to the Share Registry.

TFN, ABN OR EXEMPTION

You are strongly advised to lodge your TFN, ABN or exemption. If you choose not to lodge these details with the Share Registry, then Insurance Australia Group Limited is obliged to deduct tax at the highest marginal tax rate (plus the Medicare levy) from any unfranked portion of any dividend payment.

SHAREHOLDER INFORMATION

ORDINARY SHARES INFORMATION

IMPORTANT DATES	2006
IAG year end	**30 June**
Full year results and dividend announced	**25 August**
Record date for final dividend	**6 September**
Annual Report and Notice of Meeting mailout commences	**3 October**
Final dividend paid	**9 October**
Written questions for the auditor close (5:00pm)	**8 November**
Proxy return closes (10:00am)	**13 November**
Annual General Meeting (10:00am)	**15 November**
IAG half-year end	**31 December**

Please note, dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 31 AUGUST 2006	NO OF SHARES	% OF ISSUED CAPITAL
J P Morgan Nominees Australia Limited	241,784,276	15.16
National Nominees Limited	123,223,103	7.73
Westpac Custodian Nominees Limited	68,094,394	4.27
ANZ Nominees Limited <Cash Income A/C>	42,122,663	2.64
Citicorp Nominees Pty Limited	34,035,205	2.13
UBS Nominees Pty Ltd	20,735,026	1.30
Cogent Nominees Pty Limited	20,612,909	1.29
RBC Dexia Investor Services Australia Nominees Pty Limited <BKCUST A/C>	16,982,997	1.06
Citicorp Nominees Pty Limited <CFS Wsle 452 Aust Share A/C>	14,437,754	0.91
Citicorp Nominees Pty Limited <CFS Wsle Geared Shr Fnd A/C>	14,043,687	0.88
RBC Dexia Investor Services Australia Nominees Pty Limited <Pipooled A/C>	11,205,232	0.70
AMP Life Limited	9,873,014	0.62
Australian Reward Investment Alliance	9,420,038	0.59
IAG Share Plans Nominee Pty Limited <IAG PAR Unallocated A/C>	7,624,730	0.48
Australian Reward Investment Alliance 1	5,739,633	0.36
Argo Investments Limited	5,213,333	0.33
HSBC Custody Nominees (Australia) Limited	5,171,059	0.32
Woodross Nominees Pty Ltd	5,123,044	0.32
Citicorp Nominees Pty Limited <CFSIL CFSWS Gear 452 AU A/C>	3,888,938	0.24
ANZ Nominees Limited <Income Reinvest Plan A/C>	3,872,666	0.24
Total for top 20	663,203,701	41.58

RANGE OF SHAREHOLDERS AS AT 31 AUGUST 2006	NO OF HOLDERS	NO OF SHARES	% OF ISSUED CAPITAL
1 – 1,000	652,696	343,266,958	21.52
1,001 – 5,000	292,358	432,016,056	27.09
5,001 – 10,000	4,662	33,810,266	2.12
10,001 – 100,000	2,192	49,492,132	3.10
100,001 and over	165	736,445,060	46.17
Total	952,073	1,595,030,472	100.00
Shareholders with less than a marketable parcel of 94 shares as at 31 August 2006	11,347	287,372	

DIVIDEND DETAILS

SHARE CLASS	DIVIDEND	FRANKING	AMOUNT PER SHARE	DRP ISSUE PRICE	PAYMENT DATE
Ordinary	**Interim**	**Fully franked**	**13.5 cents**	**$5.3425**	**10 April 2006**
Ordinary	**Special**	**Fully franked**	**12.5 cents**	**$5.4218**	**26 June 2006**
Ordinary	**Final**	**Fully franked**	**16.0 cents**	*	**9 October 2006**

* The DRP issue price for the final dividend is scheduled to be announced on 25 September 2006.

SUBSTANTIAL SHAREHOLDINGS AS AT 31 AUGUST 2006

The only shareholder who had a substantial shareholding as at 31 August 2006 was The Capital Group Companies, Inc. who held 133,376,428 ordinary shares representing 8.36% of the ordinary shares on issue (by notice dated 19 July 2006).

SHAREHOLDER INFORMATION

IAGPA RESET PREFERENCE SHARES INFORMATION

IMPORTANT DATES	2006
Record date for interim dividend	**29 November**
Interim dividend paid	**15 December**

Please note, dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 31 AUGUST 2006	NO OF SHARES	% OF ISSUED CAPITAL
J P Morgan Nominees Australia Limited	541,629	15.48
Westpac Custodian Nominees Limited	249,000	7.11
RBC Dexia Investor Services Australia Nominees Pty Limited <JBENIP A/C>	191,744	5.48
National Nominees Limited	177,618	5.07
Cogent Nominees Pty Limited <SMP Accounts>	146,940	4.20
UBS Nominees Pty Ltd	127,663	3.65
Citicorp Nominees Pty Limited	126,775	3.62
AMP Life Limited	100,000	2.86
Share Direct Nominees Pty Ltd <National Nominees A/C>	50,000	1.43
ANZ Nominees Limited <Cash Income A/C>	35,541	1.02
Citicorp Nominees Pty Limited <CFSIL Cwlth Spec 5 A/C>	34,351	0.98
Argo Investments Limited	30,800	0.88
Cambooya Pty Limited	30,650	0.88
M F Custodians Ltd	24,977	0.71
Brencorp No 11 Pty Limited	22,500	0.64
Citicorp Nominees Pty Limited <CMIL Cwlth Income Fund A/C>	20,000	0.57
Armada Investments Pty Ltd	19,500	0.56
Goldman Sachs JBWere Capital Markets Ltd <Hybrid Portfolio A/C>	17,658	0.50
UBS Wealth Management Australia Nominees Pty Ltd	17,165	0.49
Netwealth Investments Limited <Super Services A/C>	14,945	0.43
Total for top 20	**1,979,456**	**56.56**

RANGE OF SHAREHOLDERS AS AT 31 AUGUST 2006	NO OF HOLDERS	NO OF SHARES	% OF ISSUED CAPITAL
1 – 1,000	4,221	1,068,358	30.52
1,001 – 5,000	161	337,104	9.63
5,001 – 10,000	14	103,993	2.97
10,001 – 100,000	14	429,176	12.26
100,001 and over	7	1,561,369	44.61
Rounding			0.01
Total	**4,417**	**3,500,000**	**100.00**
Shareholders with less than a marketable parcel of 5 shares as at 31 August 2006	1	4	

DIVIDEND DETAILS

SHARE CLASS	DIVIDEND	FRANKING	AMOUNT PER SHARE	PAYMENT DATE
IAGPA	**Interim**	**Fully franked**	**$2.9079**	**15 December 2005**
IAGPA	**Final**	**Fully franked**	**$2.8921**	**15 June 2006**

SHAREHOLDER INFORMATION

IAGPB RESET PREFERENCE SHARES INFORMATION

IMPORTANT DATES	2006
Record date for interim dividend	29 November
Interim dividend paid	15 December

Please note, dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 31 AUGUST 2006	NO OF SHARES	% OF ISSUED CAPITAL
J P Morgan Nominees Australia Limited	464,585	23.23
AMP Life Limited	199,374	9.97
Share Direct Nominees Pty Ltd <National Nominees A/C>	150,000	7.50
Cogent Nominees Pty Limited <SMP Accounts>	123,914	6.20
Citicorp Nominees Pty Limited	83,185	4.16
UBS Nominees Pty Ltd	81,524	4.08
Citicorp Nominees Pty Limited <CFSIL Cwlth Spec 5 A/C>	66,222	3.31
ANZ Nominees Limited <Cash Income A/C>	64,553	3.23
National Nominees Limited	61,110	3.06
RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI A/C>	32,022	1.60
Perpetual Trustee Company Limited	21,086	1.05
Mrs Fay Cleo Martin-Weber	20,000	1.00
Goldman Sachs JBWere Capital Markets Ltd <Hybrid Portfolio A/C>	18,944	0.95
UBS Wealth Management Australia Nominees Pty Ltd	18,715	0.94
Fortis Clearing Nominees P/L <Settlement A/C>	17,987	0.90
Westpac Custodian Nominees Limited	17,300	0.87
Brencorp No 11 Pty Limited	16,000	0.80
Citicorp Nominees Pty Limited <CFSIL CFS WS ENH Yield A/C>	15,556	0.78
Elise Nominees Pty Limited	13,500	0.68
M F Custodians Ltd	12,158	0.61
Total for top 20	1,497,735	74.89

RANGE OF SHAREHOLDERS AS AT 31 AUGUST 2006	NO OF HOLDERS	NO OF SHARES	% OF ISSUED CAPITAL
1 – 1,000	1,140	302,165	15.11
1,001 – 5,000	61	151,431	7.57
5,001 – 10,000	6	48,669	2.43
10,001 – 100,000	16	559,862	27.99
100,001 and over	4	937,873	46.89
Rounding			0.01
Total	1,227	2,000,000	100.00
Shareholders with less than a marketable parcel of 5 shares as at 31 August 2006	0	0	

DIVIDEND DETAILS

SHARE CLASS	DIVIDEND	FRANKING	AMOUNT PER SHARE	PAYMENT DATE
IAGPB	Interim	Fully franked	$2.2612	15 December 2005
IAGPB	Final	Fully franked	$2.2488	15 June 2006

GLOSSARY

Actuary

An actuary applies mathematical, economic and financial analyses as well as risk assessment to financial contracts, in a wide range of practical business problems.

AGAAP

AGAAP (Australian Generally Accepted Accounting Principles) were used by the Group to prepare financial reports up to and including the year ended 30 June 2005. From 1 July 2005, the financial reports were required to be prepared under AIFRS (defined below).

AIFRS

The Group was required to adopt AIFRS (Australian equivalents of International Financial Reporting Standards) when preparing its financial report for the year ended 30 June 2006.

APRA

APRA (Australian Prudential Regulation Authority) is the prudential regulator of insurance companies, banks, superannuation funds, credit unions, building societies and friendly societies in Australia. APRA is responsible for ensuring that policyholders, depositors and superannuation fund members are protected by, for example, ensuring that companies have enough capital to be able to meet their ongoing business needs, including reserving to pay claims.

Business volume

This measures the volume of business at a point in time. The basis of the measure depends on the class of business. In the personal lines class, the relevant volume measure is 'risks in force'. In commercial classes, the volume measure is 'policies in force'. The difference in the definition is required to capture the distinct nature of IAG's business mix.

Claims reserves

The portion of premium set aside to cover obligations for unexpired insurance contracts, claims and expenses to be incurred. This amount is invested and the returns on these investments form part of pricing and profit from insurance operations.

CO_2e emissions

In this instance, CO_2e emissions are calculated for electricity use, office paper and print paper consumption, tool of trade fuel consumption and air travel using emission factors obtained from the Australian Greenhouse Office (AGO). The 2005 conversion factors are taken from the December 2005 AGO workbook. Green power electricity emissions are not included.

Customer satisfaction index

This measures the end to end customer experience when enquiring, taking out, renewing or making a claim for direct personal insurance. Customer satisfaction levels are determined by a third party through telephone interviews with a random sample of customers contacted. During the year, there has been a change in the survey provider; however only the customer satisfaction index for the retained provider has been included (results for the 6 months to June 2006). The measure for 2006 also includes customer experience when making a claim.

Employee engagement score

Determined through six mandatory questions in the 'Your Voice' employee survey conducted by a third party. The survey assesses the extent to which employees consistently say positive things about working at IAG, want to stay with IAG and strive to achieve above and beyond what is expected of them. Participation in the survey is voluntary but is made available to all employees, with the exception of those who have been employed for less than three months.

FTE

FTE (full-time equivalent) is a measure of the size of employees that takes account of part-time employees. It is determined by dividing working hours (excluding overtime) for all employees by the standard full-time hours. The FTE includes all permanent full-time and part-time employees but excludes casual employees, guests, employees on a fixed-term contract and employees on extended leave (over 28 consecutive calendar days) on the day that we report the data.

Funding of the OH&S department

This measure includes funding of occupational health and safety (OH&S) initiatives such as spending on medical costs for employees, fire protection, first aid training and an employee assistance program, as well as funding of the OH&S department's salaries and on-costs.

Funds for community investment

This measures direct financial support of community groups and programs, as well as indirect support to help promote and raise awareness of these community organisations. This also includes direct IAG management and administration-related costs. Figures reported are exclusive of GST.

Head count

The number of people employed by IAG, regardless of hours worked, excluding casuals, guests and employees on a fixed-term contract.

Insurance cycle

Insurance is a cyclical business. The insurance cycle represents the peaks and troughs of insurance premiums and profitability. When capacity (ie the availability of capital from insurers to underwrite risks) increases in a market, insurers may reduce premiums, which is called a 'soft cycle'. When there is limited capacity, and premiums rise, this is called a 'hard cycle'.

Long-tail and short-tail insurance

In general terms, this name stems from the length of time (the 'tail') that it takes for a claim to be made and settled. For 'short-tail' insurance products, claims are usually known and settled within 12 months, and are generally based around property. For 'long-tail' insurance products, claims may not even be reported within 12 months, and settlements can take many years, and are generally based around injury compensation (eg medical, legal and loss of income) or other risks such as professional indemnity.

Lost time injury frequency rate

This measures the number of work-related injuries resulting in a lost time injury, per million hours worked. A lost time injury is an injury that has resulted in at least one shift/day's absence from work and for which a workers' compensation claim has been lodged as at 30 June 2006. Million hours worked includes all scheduled hours, plus overtime less scheduled leave (ie annual leave) and also includes the hours worked by casual employees.

Market capitalisation

The size of a company is often measured by its market capitalisation. This is calculated by multiplying the total number of shares on issue by the market price of the shares.

GLOSSARY

Minimum capital requirement

APRA (defined above) requires licensed insurers to have a minimum amount of capital to meet its prudential standard. The amount of capital required is determined by APRA based on formulae designed to reflect the risk profile of each insurer's business and balance sheet, and is called the minimum capital requirement (MCR). Licensed insurers must report their MCR and surplus above it, which is generally stated as a multiple of MCR.

Number of employee volunteer hours

This measures the total number of hours that IAG employees have logged for community/charity leave, defence forces leave and emergency services leave for the year. Defence forces leave and emergency services leave were newly included in 2006.

Policies in force

Policies in force is a measure of the total number of policies covered by an insurance company at a point in time.

Recycled commingled waste

This is a measure of paper, cardboard and commingled material collected for recycling at nine IAG sites (in 2005 only two IAG sites were included), as well as documents destroyed on behalf of IAG in Australia.

Reinsurance

Insurers pay premiums to other insurers (reinsurers) to spread their risk or cover major losses from specific events such as large hailstorms. This is called reinsurance.

Risks in force

Risk refers to the subject matter that an insurance policy or contract protects (eg number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. 'Risks in force' is a measure of the total number of risks covered by an insurance company at a point in time.

S&P

S&P stands for Standard & Poor's, a global financial ratings company that analyses the financial strength of companies and individual securities, and assigns them ratings. S&P has many ratings categories, the highest of which is AAA.

S&P/ASX-100 and S&P/ASX-200

S&P/ASX 100 and S&P/ASX 200 are indices made up of the top 100 and 200 companies listed on the ASX. The companies are included based on their size in terms of market capitalisation (defined above).

Shareholders' funds

The investment portfolio other than claims reserves and investments in related entities. It essentially represents the shareholders' capital that is not being utilised in day-to-day operations.

Short-tail insurance

See long-tail insurance.

Staff turnover

Turnover percentage is the sum of the monthly turnover rates determined by dividing the total number of terminations by head count each month. Termination includes all permanent full-time and part-time employees but excludes casual employees, guests and employees on a fixed-term contract.

Underwriter

This is the company or person who assumes the risk under an insurance policy.

CORPORATE DIRECTORY

Share Registry Contact Details
Computershare Investor Services Pty Limited
GPO Box 4709
Melbourne VIC 3001

Hand deliveries to:
Level 2, 60 Carrington Street, Sydney NSW 2000

Telephone (within Australia) 1300 360 688
Telephone (outside Australia) 61 3 9415 4210

Fax (general) 03 9473 2470
Fax (for proxies only) 02 8235 8220

Email iag@computershare.com.au

Registered Office
Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000

Telephone 02 9292 9222
Fax 02 9292 8072
Website www.iag.com.au

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Help us help the environment and reduce costs by electing not to receive annual reports by mail. Instead you can access them online.

How?
Fill out the form at **www.iag.com.au** or call the share registry on 1300 360 688.

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IAG
Insurance Australia Group

82-34821

2006 NOTICE OF MEETING

Notice of Annual General Meeting 2006
and Explanatory Notes
Insurance Australia Group Limited
ABN 60 090 739 923

VENUE LOCATION

PUBLIC TRANSPORT & PARKING INFORMATION

Train – The closest train station is Town Hall (All suburban lines). For information about train times please call **131 500**.

Bus – Some State Transit buses stop along George Street outside the Queen Victoria Building. For more information about bus routes and timetables please call **131 500**.

Monorail – The closest Monorail Station is Galeries Victoria (Pitt Street, Sydney).

Parking – The closest parking station is Secure Parking situated beneath the Piccadilly Shopping Centre; entry is via 137 Castlereagh Street, Sydney. Rates vary from $46.00 for 2-3 hours and $56.00 for 3+ hours.


KING STREET
CLARENCE STREET
YORK STREET
PITT STREET MALL
MARKET STREET
Piccadilly Shopping Centre Parking
GEORGE STREET
Queen Victoria Building
PITT STREET
Wesley Conference Centre
ELIZABETH STREET
Monorail Galeries Victoria
DRUITT STREET
PARK STREET
CASTLEREAGH STREET
Town Hall Station
BATHURST STREET

CONTENTS

LETTER FROM THE CHAIRMAN

13 September 2006

Dear Shareholder

I am pleased to invite you to the 2006 Annual General Meeting of Insurance Australia Group Limited (IAG).

The meeting will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney on Wednesday, 15 November 2006, commencing at 10.00am. A map with directions to the venue can be found on the inside cover of this booklet. The meeting will also be webcast live and may be viewed at **www.iag.com.au/agm2006**. An archive of the webcast will be made available on the site shortly after the meeting.

The following pages contain details on the items of business that you have the opportunity to vote on at the meeting, as well as explanatory notes and voting procedures.

At this year's meeting, you will be asked to vote on the re-election of two Directors – Neil Hamilton and myself. Neil and I are retiring by rotation in accordance with the Company's Constitution and are offering ourselves for re-election.

You will also be asked to adopt IAG's 'Remuneration Report' as required by the Corporations Act. IAG's 'Remuneration Report' is set out on pages 45 to 59 of the 2006 Annual Report.

If you are unable to attend the meeting in person, please complete and mail the enclosed proxy form using the enclosed reply-paid envelope. Alternatively, you may register your proxy appointment and voting instructions electronically over the internet at **www.iag.com.au/agm2006** or by fax.

Your Directors (with neither Neil nor I participating in the vote on our re-election) believe these resolutions are in the best interests of IAG and its shareholders. If you have any questions about the items of business, please feel free to contact IAG's Share Registry on 1300 360 688.

I look forward to seeing as many of you as possible at the meeting.

Yours sincerely



James Strong
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Insurance Australia Group Limited ABN 60 090 739 923

Shareholders are advised that the 2006 Annual General Meeting ('AGM') of Insurance Australia Group Limited ("the Company") will be held on Wednesday 15 November 2006 at 10.00 a.m. at the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney.

ITEMS OF BUSINESS

ELECTION OF DIRECTORS

1. Mr Neil Hamilton, a Director retiring by rotation in accordance with the Company's Constitution, being eligible, offers himself for re-election.
2. Mr James Strong, a Director retiring by rotation in accordance with the Company's Constitution, being eligible, offers himself for re-election.

REMUNERATION REPORT

3. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "That the Company's Remuneration Report for the financial year ended 30 June 2006 be adopted."

RECEIPT OF FINANCIAL STATEMENTS AND REPORTS

4. To receive and discuss the Company's financial statements and reports for the financial year ended 30 June 2006.

NOTES

(a) Resolutions 1 and 2

To be successfully elected or re-elected as a Director, a candidate must receive more votes 'For' than 'Against'.

(b) Proxies

A shareholder who is entitled to attend and cast a vote at the meeting has a right to appoint a proxy to attend and vote instead of the shareholder. The proxy need not be a shareholder of the Company and may be a corporation (and any corporation so appointed may then nominate an individual to exercise its powers at meetings). A shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes.

Shareholders appointing a proxy to vote on their behalf are encouraged to utilise their capacity to direct the proxy to vote for or



against each item of business, rather than providing open proxies.

If a shareholder appoints the Chairman of the Meeting as proxy and does not direct the Chairman how to vote on an item of business, the Chairman will vote in favour of each of the proposed resolutions set out in the Notice of Meeting.

To be valid, Proxy Forms must be received by the Company's Share Registrar, Computershare Investor Services Pty Limited, before 10.00am on Monday 13 November 2006 (Proxy Deadline).

Proxy forms may be submitted in one of the following ways:

(i) by post in the reply paid envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline;

(ii) online at www.iag.com.au/agm2006. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown in the top right corner of the Proxy Form;

(iii) by facsimile to Computershare Investor Services Pty Limited on (02) 8235 8220; or

(iv) by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney, NSW 2000.

(c) Corporate representatives

Any corporate shareholder wishing to appoint a person to act as its representative at the meeting may do so by providing that person with:

(i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate shareholder.

(d) Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the Company's Share Registrar, Computershare Investor Services Pty Limited by the Proxy Deadline, unless this document has been previously lodged with the Company's Share Registrar for notation.

Powers of Attorney may be submitted by post or by hand delivery to Level 2, 60 Carrington Street, Sydney, NSW 2000.

(e) Shareholders eligible to vote

As determined by the Board of Directors, only persons who hold ordinary shares in the Company as at the Proxy Deadline will be eligible to vote at the meeting.

Dated at Sydney on 13 September 2006
By order of the Board of Directors.

Glenn Revell
Group Company Secretary

EXPLANATORY NOTES

The following notes explain the items of business to be discussed at IAG's 2006 AGM. The notes are set out in the order of the items in the Notice of Meeting and should be read with the Notice.

ITEMS OF BUSINESS

ITEMS 1-2: ELECTION OF DIRECTORS

Background Information

Mr Neil Hamilton and Mr James Strong retire by rotation in accordance with the Company's Constitution. Each of these directors offers themselves for re-election.

Who is standing for re-election?

1. Mr Neil Hamilton

Mr Neil Hamilton, aged 54, was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

Mr Hamilton is the Chairman of IRESS Market Technology Limited and Integrated Group Limited. He was formerly the Chairman of Western Power Corporation.

Directorships of other listed companies held in past 3 years
Integrated Group Limited – since 2 August 1999; IRESS Market Technology Limited – since 15 September 2000; Chieftain Securities Limited – from 12 June 1992 to 19 November 2004; and Sons of Gwalia Ltd – from 19 January 2004 to 28 January 2005.

What do the Directors recommend?

The other Directors recommend that you vote in favour of the resolution.

2. Mr James Strong

Mr James Strong, aged 62, was appointed Chairman of IAG in August 2001. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Strong is Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. He is also a Director of the Australian Grand Prix Corporation, Dorna Sports SL and has been appointed a Director of Qantas Airways Limited.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council.

Mr Strong has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia.

In 2006 Mr Strong was made an Officer of the Order of Australia.

Directorships of other listed companies held in past 3 years
Woolworths Limited - since 10 March 2000; IAG Finance (New Zealand) Limited - since 9 November 2004: and Qantas Airways Limited – since 1 July 2006.

What do the Directors recommend?

The other Directors recommend that you vote in favour of the resolution.

ITEM 3: REMUNERATION REPORT

The Corporations Act 2001 requires listed companies to provide enhanced disclosures of director and executive remuneration in their Annual Reports. These disclosures are set out in the 'Remuneration Report' on pages 45 to 59 of the Company's 2006 Annual Report.

The Company is required to propose to its shareholders at its Annual General Meeting a non-binding advisory resolution on the Remuneration Report prepared by the Directors, and to allow questions and comments on this Remuneration Report by shareholders.

What do the Directors recommend?

The Directors recommend that you vote in favour of the resolution.

ITEM 4: RECEIPT OF FINANCIAL STATEMENTS

The financial results for the year ended 30 June 2006 are set out in the Annual Report sent to those shareholders who elected to receive it by post or online at **www.iag.com.au/fy06**

Why are the financial statements being presented to shareholders?

In accordance with the Corporations Act 2001, shareholders will be given a reasonable opportunity at the AGM to ask questions and make comments on the financial statements and reports and on the business operations and management of the Company.

During discussion of this item, the Company's auditor will be present and will answer qualifying questions.

Written Questions for the Auditor

If you would like to submit a written question to the Company's auditor, please post your question in the reply paid envelope provided or fax to (02) 8235 8220.

Written questions must relate to the content of the auditor's report to be considered at the AGM or the conduct of the audit. A list of qualifying questions received will be made available at the AGM.

Please note that all questions must be received at least five business days before the AGM, that is, by no later than Wednesday, 8 November 2006.

As stated above, the auditor will also be present at the AGM.

AGM Webcast

The AGM will be webcast at **www.iag.com.au/agm2006**

FURTHER INFORMATION

If you would like any further information regarding the Annual General Meeting, please contact the Company's Share Registry on 1300 360 688 or visit our website **www.iag.com.au/agm2006**

IAG Insurance Australia Group

GO10115 10/06

Proxy Form

Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4709 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 360 688
(outside Australia) 61 3 9415 4210
Facsimile 02 8235 8220
www.computershare.com

If you propose to attend and vote at the Annual General Meeting, please bring this form with you - this will assist in registering your attendance.

Appointment of Proxy

I/We being a member/s of Insurance Australia Group Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Insert the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Insurance Australia Group Limited to be held in the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney on Wednesday 15 November 2006 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Re-election of Director, Mr Neil Hamilton			
2.	Re-election of Director, Mr James Strong			
3.	Approve Remuneration Report			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name **Contact Daytime Telephone** **Date** / /

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the Company's Share Register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note that you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Company. A proxy may be a corporation.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Share Registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Online Appointment of Proxy

You can now do the following through the internet:

- Appoint your proxy;
- Direct your proxy how to vote; and
- Appoint a second proxy.

To use this facility go to www.iag.com.au/agm2006

You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

6 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, at least one of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. If this Proxy Form is signed under Power of Attorney, the attorney hereby states that no notice of revocation of the Power of Attorney has been received.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary or by a duly authorised officer of the Company. Please indicate the office held by signing in the appropriate place. If the Proxy Form is signed by a duly authorised officer, evidence of the authority must be provided with the Proxy Form unless it has previously been noted by the Share Registry.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's Share Registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than **10:00am on Monday, 13 November 2006.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY INTERNET	Members may record their proxy voting instructions on IAG's website at www.iag.com.au/agm2006. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 5358, Melbourne VIC 8060 Australia
BY FAX	02 8235 8220

If you require further information on how to complete the Proxy Form, please call Computershare Investor Services Pty Limited on 1300 360 688.

013466 - V2

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

29 September 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

FOR IMMEDIATE RELEASE TO THE MARKET

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') ANNOUNCES ACQUISITION OF UK MOTOR INSURANCE BROKER AND UNDERWRITER

IAG is pleased to announce that it has agreed to acquire Hastings Insurance Services Limited, the UK's fifth largest motor insurance broker, and Advantage Insurance Company Limited, a direct personal lines insurer, specialising in motor insurance in the UK market.

Further details are in the attached media release.

Yours sincerely

Anne O'Driscoll
Company Secretary

MEDIA RELEASE

29 September 2006

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG enters UK insurance market with purchase of Hastings and Advantage

Insurance Australia Group Limited (IAG) today announced its acquisition of Hastings Insurance Services Limited and Advantage Insurance Company Limited. Hastings is the UK's fifth largest motor insurance broker trading under the names of Hastings Direct and Peoples Choice. Advantage is a direct personal lines insurer, specialising in motor insurance in the UK market.

Hastings Insurance Services is on track to achieve around A$500 million (£200 million) in gross written premium through its broker business this calendar year. Advantage is expected to underwrite A$250 million (£100 million) in gross written premium.

IAG CEO, Mr Michael Hawker said the acquisition of this successful business was a perfect entry point to the UK market and would continue to build the Group's portfolio of businesses in mature and emerging markets.

"Our strategy in mature markets like the UK is to target successful general insurance businesses, primarily in motor, where we can access new customers and local market expertise, while leveraging our product, underwriting and claims expertise to enhance their growth profile. In addition, IAG will benefit from further diversification by geography and revenue stream," Mr Hawker said.

"This acquisition fits that mould. Hastings is a successful, specialist insurance broker, whose brand is well-known in the market and its business model proven. Its customer base of almost one million policyholders is supported by a panel of 40 leading insurers including Advantage.

"The business has been profitable since inception and has grown at an annual compound growth rate of 20% over the past 5 years, compared to a growth rate of approximately 4% in the UK motor market during the same period."

Mr Hawker said there were significant opportunities to grow the business further. It is expected to contribute about 3% of the Group's GWP target growth of 5-10% for the year ended June 2007.

"We think the current management team has done an excellent job in establishing Hastings as one of the UK's leading motor insurance distributors, producing strong profits over many years. We believe that with our support, they can continue to grow the business including the introduction of new products.

"In the UK, customer segmentation and marketing is highly sophisticated which could also offer some insights for our existing markets at home and in Asia."

Mr Hawker said in line with the Group's strict investment criteria the acquisition was expected to be earnings per share positive within 18 months.

The purchase price is 1.2 times net assets for Advantage and 10.5 times anticipated calendar year 2006 earnings for Hastings. In total, the purchase price is A$350 million (£140 million).

The acquisition, which will be funded from surplus capital and term debt, is subject to regulatory approval.

The UK insurance industry is the largest in Europe and the third largest in the world. In 2005 the UK general insurance lines delivered total net premiums of A$78 billion (£31.2 billion), with an underwriting profit of A$4.3 billion (£1.7 billion).

Mr Hawker said he is looking forward to working with the Hastings management team, headed by Chief Executive Peter Connell, with their local experience and understanding of the UK market being a great asset to IAG.

About Hastings Insurance Services Limited
Hastings ranks among the UK's top five largest personal lines insurance brokers. Launched in 1997, the company offers car, motorcycle and home insurance and now has almost 1 million policy holders, over 1,400 staff and handles in excess of 4 million inquiries each year.

About Advantage Insurance Company Limited

Advantage Insurance Company Limited was established in Gibraltar in 2002 to underwrite UK personal lines motor business. The Company currently has almost 400,000 policyholders with plans for significant growth over the next three years. Advantage uses Hastings Insurance Services and other intermediaries to distribute and administer policies within the UK.

Advantage offers cover for a broad range of private motor risks but primarily targets drivers with safe, low-risk profiles.

About Insurance Australia Group Limited
Insurance Australia Group (IAG) is Australasia's leading general insurance group, with annual gross written premium of more than AUD$6.4 billion, and approximately 12,000 employees. The Group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. It also has interests in China, Thailand, Singapore and Malaysia. For further information please visit www.iag.com.au.

- ends -

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	+61 2 9292 9557	**Telephone**	+61 2 9292 3169
Mobile	+61 411 014 126	**Mobile**	+61 411 012 675

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

26 September 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES
RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 each allotted on 20 June 2003 (RPS2) as follows:

	RPS1	**RPS2**
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.9079	$2.2612
Record date	29 November 2006	29 November 2006
Payment date	15 December 2006	15 December 2006

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Company Secretary
+61 2 9292 3169

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

25 September 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the Company's Dividend Reinvestment Plan (DRP) will be priced at $5.3220 per share for the 2006 final dividend payable on 9 October 2006.

The DRP price was based on an average market price for the ten trading days from 11 September 2006 to 22 September 2006 inclusive.

Under the DRP, approximately 15.5 million ordinary shares will be allocated to participating shareholders on 9 October 2006, at the same time as final dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 9 October 2006.

Yours sincerely

Frank Giordano
Company Secretary

82-34821

IAG
Insurance Australia Group

MEDIA RELEASE

20 September 2006

Tweed targets IAG Ordinary shares again

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

Insurance Australia Group Limited (IAG) is today warning its shareholders that Mr David Tweed, through his company Direct Share Purchasing Corporation Pty Limited (DSPC), may be preparing to launch another unsolicited offer for IAG ordinary shares.

IAG does not endorse any unsolicited offer by DSPC or any other company.

IAG Head of Investor Relations & Capital Planning, Ms Anne O'Driscoll, said Mr Tweed, through DSPC, had again requested and paid for a copy of its ordinary share register, indicating that he may be preparing to launch another unsolicited offer for shares.

"IAG has been obliged under the Corporations Act to again provide certain information from its ordinary share register to DSPC, including shareholders' names, addresses and the number of shares held. This will allow DSPC to again contact shareholders in relation to their shares," Ms O'Driscoll said.

This would be the sixth unsolicited offer for IAG shares made by companies associated with Mr Tweed since 2002.

"While the form of Mr Tweed's earlier offers has differed, most have substantially undervalued IAG shares when compared with the prevailing market price. Shareholders who took up these offers would have done so at a significant financial disadvantage relative to what they could obtain in the open market.

"Whether or not any offer for IAG shares follows the form of these earlier offers, we encourage every shareholder to seek independent advice before considering whether to accept any unsolicited offer," Ms O'Driscoll said.

- IAG will continue to work to ensure shareholders' interests are protected to the full extent permitted under the law. IAG has also informed the Australian Securities & Investments Commission (ASIC) of the situation. Shareholders who receive any unsolicited offer are urged to report it to IAG:
- Email: investor.relations@iag.com.au
- Fax: (02) 9292 8072

Please note that the advice in this media release has been prepared without taking into account the objectives, financial situation or needs of particular shareholders. Before acting on this advice, shareholders should consider whether it is appropriate to their particular circumstances. Shareholders should also read any offer document carefully.

-ends-

Media Relations		**Investor Relations**	
Name	Monica Vardabasso	**Name**	Anne O'Driscoll
Telephone	(02) 9292 9587	**Telephone**	(02) 9292 3169
Mobile	0411 010 533	**Mobile**	0411 012 675

Lodged 2/1/07 APRA/WC

Australian Securities and Investments Commission

1E2804201 82-34821

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
48349506

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
02/01/2007

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

☐ Director
☐ Secretary
☐ Alternate director -------- Person alternate for

Date officeholder ceased

Date
/ /

Name

The name of the ceased officeholder is

Family name
Given names

Date of birth
/ /

Place of birth

B1 Continued... Cease another company officeholder

Role of ceased officeholder

☐ Director
☐ Secretary
☐ Alternate director -------- Person alternate for

Date officeholder ceased

Date
/ /

Name

The name of the ceased officeholder is

Family name
Given names

Date of birth
/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

[X] Director

[ ] Secretary

[ ] Alternate director

Date of appointment

Date

01/01/2007

Name

The name of the appointed officeholder is

Family name	Given names
COLEBATCH	PHILLIP MAXWELL

Date of birth

25/12/1944

Place of birth

ADELAIDE, SA

. .mer name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is

3 TOR GARDENS

LONDON

W8 7AB

UNITED KINGDOM

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date

/ /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence
- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

8 December 2006

hle 82-34821

Insurance Australia
Group Limited
ABN 60 090 739
923
388 George Street
Sydney NSW 2000
Telephone 02 9292
9222
iaglimited.com.au

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

IAG
Insurance
Australia
Group

Dear Sir

IAG Performance Award Plan and IAG Deferred Award Rights Plans Offer
IAG Non Executive Directors Share Plan Offer

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Performance Award Rights (PAR) Plan and IAG Deferred Award Rights (DAR) Plan documents and IAG Non Executive Director (NED) Share Plan documents:

1. IAG Share and Performance Award Rights Plans Trust Deed
   Applicable to PAR Plan, DAR Plan and NED Plans.
2. Financial Services Guide (FSG)

PAR and DAR Plan Offer

3. IAG Performance Award Rights (PAR) Plan Explanatory Booklet, which includes Plan Terms and Taxation Summary
4. IAG Deferred Award Rights (DAR) Plan Explanatory Booklet, which includes Plan Terms and Taxation Summary
5. Invitation to eligible employees (provided via e-mail).
   a. IAG Services employees
   b. IMA employees
6. PAR and DAR Plan paper Application Forms
7. Offer website screen shots and print version; and

The offer was made to eligible IAG employees on 1 December 2006 and eligible IMA employees on 8 December 2006.
All eligible employees were given the opportunity to respond to the offer online or by paper.

NED Plan

8. NED Plan Terms
9. Standing Preference/Offer Form

Non Executive Directors make a standing preference/offer which applies each year unless a replacement form is submitted.

Yours sincerely

Glenn Revell
Company Secretary

TRUST DEED

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares NED Shares Deferred Shares or Benefit Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Award Rights means the rights issued under clause 8A.

Deferred Award Rights Plan means the terms of the Trust as they apply to Deferred Award Rights.

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7, 7B 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan or Benefit Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares, Deferred Shares, Benefit Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights or Deferred Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by *allocating Shares* to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in ***schedule 6*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in ***schedule 7*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8A Grant of Deferred Award Rights

Invitation to participate

8.1A In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Deferred Award Rights.

8.2A In determining whether to make an invitation to an Executive under clause 8.1A and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3A The Deferred Award Rights granted under this Plan must be on the terms set out in ***schedule 8*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4A The offer by the Executive to the Trustee for Deferred Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Deferred Award Rights being offered;

(c) the closing date for the offer of the Deferred Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1A, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Deferred Award Rights which is not greater than the number of Deferred Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Deferred Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Deferred Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8A A legal personal representative of the Deferred Award Right Holder may be recognised by the Trustee as a holder of a Deferred Award Right Holder's Deferred Award Rights in circumstances where either the Deferred Award Right Holder has died or the Deferred Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares, Deferred Award Rights and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right or Deferred Award Right. The Participant's rights under the Performance Award Right or Deferred Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights and Deferred Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4 14.4A or 14.4B may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3, 14.4 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights or Deferred Award Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, Deferred Shares, Benefit Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or *IAGL as a result of the exercise* by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the *Board has determined* that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of

the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) *Bonus Shares issued in respect of* Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the *Trustee on behalf of that* Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the *trust deed for* the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities

pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes

attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. *Transfer of NED Shares*

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 *The Participating Director must not assign, transfer,* sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares *to the Participating Director within* 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination *under this term* 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded

annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total** Shareholder **Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or *Related Share, were:*

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which *would be acquired by a shareholder if all* rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would

have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a *Share:*

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7. Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(a) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$S = C;$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$S = C;$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

Schedule 6 - Deferred Share Terms

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the

extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of

the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

Schedule 7 - Benefit Share Terms

1. Registration of and beneficial interest in Benefit Shares

1.1 Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.

Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the

Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are forfeited.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the

expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

Schedule 8 – Deferred Award Right Terms

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise	Commencement of Exercise Period
(a) Three years have passed since the Commencement Date.	The date that is 3 years after the Commencement Date
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(c)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

	Circumstances	Date of lapse
(a)	The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or	The date the Holder ceases to be an Employee
(ii)	due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	
(b)	The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to *have transferred on the record date to* determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights *will remain* unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$S = C \times \frac{B}{A};$

(c) Reduction of capital by return of share capital:

$S = C;$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$S = C;$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$S = C \times \frac{B}{A}$; where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
FINANCIAL SERVICES GUIDE
ISSUE DATE: 09/09/2005

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers and Computershare Clearing provide Authorised Services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Computershare Clearing receives no remuneration for the services we provide to you.

Sale fee - ESRP, ASP, BESP and NED.

You will be charged if you use our share sale facility to sell shares from the ESRP, ASP, BESP and NED regardless of the year you joined the Plans. This fee will be recovered from your share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee	Brokerage Fee
Sell (paper form)	$40.15	$13.75*
Sell Online	$29.15	$13.75

*Please note that the brokerage charged by the broker may be **reduced** in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. However, the above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

Exercise fee – PAR and PSR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR and PAR regardless of when you joined the PSR or PAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee - PSR and PAR

There is no sale or brokerage fee associated with the PSR and PAR

All Plans – Bank fee

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$10.00
Foreign Cheque	$5.00

Transfer fee - ASP, BESP, PAR and NED

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the ASP, BESP, PAR and NED. This fee is payable when you submit a transfer request.

Transfer fee – ESRP and PSR

There is no transfer fee associated with the ESRP and PSR.

Research administration fee

Not applicable.

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Industry Complaints Service Ltd
   PO Box 579
   Collins Street West
   Melbourne VIC 8007

Phone Number:	1300 780 808
Facsimile:	03 9621 2291
Website:	www.fics.asn.au
Email:	fics@fics.asn.au

Accuracy and integrity of this FSG

The content and distribution of this FSG has been approved by Computershare Clearing to ensure that it complies with relevant financial services laws and is an accurate reflection of the information required.

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
FINANCIAL SERVICES GUIDE

ISSUE DATE: 09/09/2005

About this Financial Services Guide

This document is the combined Financial Services Guide (**FSG**) for Plan Managers and the Trustee Company, which contains detailed information specific to Insurance Australia Group Limited's Allocation Share Plan (**ASP**), Bonus Equity Share Plan (**BESP**), Non-Executive Director Share Plan (**NED**), Performance Share Rights Plan (**PSR**), Performance Award Rights Plan (**PAR**) and Employee Share Reward Plan (**ESRP**) some (or all) of which you are (or intend to become) a member (the **Plans**).

This FSG replaces any previous FSG and any Supplementary Financial Services Guide.

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (Authorised Representative No. 266877); the term **Trustee Company** only applies where a trustee company is named in this FSG. The terms **we**, **our** or **us** refer to Plan Managers and the Trustee Company.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an authorised representative of Computershare Clearing Pty Limited (**Computershare Clearing**) (AFS Licence No. 234715) (see 'Licensee' below).

Plan Managers and Computershare Clearing are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Stock Exchange Limited (**ASX**) under the code of CPU. The Computershare group has offices around the globe.

The services of the Company which provides trustee (and related) services for the Plans are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3, 60 Carrington St, Sydney NSW 2000
Postal address:	GPO Box 1501 Sydney NSW 2001
Phone Number:	1800 452 196
Fax Number:	(02) 8235 8208
Email:	iagshareplans@Computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using your SRN and the password information provided to you by Plan Managers.

Licensee

Our authorising Australian financial services licensee is Computershare Clearing Pty Limited ABN 16 063 826 228 (AFS Licence No. 234715) whose registered address is 452 Johnston Street, Abbotsford VIC 3067.

Contact details for Computershare Clearing (the authorising licensee) are as follows.

Office address:	Level 3, 60 Carrington St, Sydney NSW 2000
Postal address:	GPO Box 7045 Sydney NSW 2001
Phone Number:	(02) 8234 5000
Fax Number:	(02) 8235 8128
Email:	clearing@computershare.com.au

What financial services are we authorised to provide to you?

Computershare Clearing, and we as its authorised representatives, are legally authorised under Computershare Clearing's Australian financial services licence to provide the following financial services (**Authorised Services**) to both retail and wholesale clients.

Plan Managers is authorised to provide general advice on:

- derivatives in the form of securities options and warrants;
- government debentures, stocks or bonds;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (**IDPS**)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives in the form of securities options and warrants;
- government debentures, stocks or bonds;
- interests in managed investments schemes (excluding IDPS); and
- securities.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Who we act for

We act on our own and Computershare Clearing's behalf when providing financial services to you. We act as an authorised representative under Computershare Clearing's Australian financial services licence (see 'Licensee' above). Computershare Clearing, as the authorising licensee, acts on its own behalf when financial services are provided to you by us as its authorised representative.

a shared future

IAG PERFORMANCE AWARD RIGHTS PLAN - 2006/07 OFFER

EXPLANATORY BOOKLET - AUSTRALIA

IAG
Insurance
Australia
Group

performance award rights plan – 2006/07 offer

IMPORTANT DATES

FRIDAY 1 DECEMBER 2006

Offer Opens	An invitation e-mail will be sent to confirm the Performance Award Rights (PAR) offer is open. You may apply for PARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: www.computershare.com/employee/au/iag/lti

TUESDAY 12 DECEMBER 2006

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

TUESDAY 19 DECEMBER 2006

Allocation Date	Performance Award Rights allocated to participants.

In this booklet, all references to time are Australian Eastern Daylight Time (AEDT). These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 7 pm Monday to Friday.

CONTENTS

IAG PERFORMANCE AWARD RIGHTS EXPLANATORY BOOKLET – AUSTRALIA
PAR SERIES 5 – NOVEMBER 2006
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

an invitation from the CEO

IAG
Insurance
Australia
Group

November 2006

a Shared future

Dear Colleague

I am delighted to advise that you have been selected for an allocation of Rights under the Performance Award Rights (PAR) Plan. Your nomination reflects our belief that you are a valuable member of our team and your contribution will assist the Group to grow and succeed at the highest level. Achievement of the Plan's performance target will result in significant benefit to you and the Group.

The PAR Plan is a key component of our executive remuneration strategy and is designed to align the interests of shareholders and executives. The equity opportunity offered under the PAR Plan will provide an incentive to you to create and focus on shareholder wealth over the longer term. As with any aspect of your remuneration, this Offer must be treated confidentially.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in this booklet. It is important that you read and understand the Plan documents. These will assist you to understand the Plan structure, the drivers of Group performance in relation to the Performance Hurdle the company is required to meet, and issues regarding the taxation consequences of your participation in the Plan. It is recommended that you seek professional advice before deciding whether to participate in the Plan.

Regards

Michael Hawker
Chief Executive Officer
Insurance Australia Group Limited

SECTION 1

performance award rights and IAG performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on 'InsideIAG'.

SECTION 2

how to apply for performance award rights

If you are eligible to apply for Performance Award Rights (PARs), you will receive an e-mail confirming the number of PARs that you may apply for and information on how to complete the online application.

In general, you should apply for PARs by completing the online Application Form on the website at: **www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Performance Award Rights by 5pm on 12 December 2006.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for PARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

** This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.*

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Diane Barnes or Venessa Barrins from Remuneration and Benefits. Contact details are provided on page 15.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, full name and address matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for thse holdings will be updated automatically.

SECTION 3

how the plan works - summary

GRANT

Your invitation to apply for PARs accompanies this booklet.

If you wish to accept the invitation, complete the application for PARs on the website at **www.computershare.com/employee/au/iag/lti** by the due date (12 December 2006). If you cannot apply on the website you can request a paper Application Form.

You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date).

See Page 5

PERFORM

The Performance Period occurs between 3 and 5 years after the Base Date (29 August 2006). This is subject to your continuing as an employee of the Group.

During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group.

Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.

See Page 6

PARs EXCERSISABLE

Unless they lapse (see the last section below), some or all of your PARs will become exercisable when the Trustee notifies you that the Performance Hurdle has been satisfied or that an Event has occurred.

The Performance Hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board).

See Pages 7-8

EXERCISE

Once PARs have become exercisable, you can exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 11 for more information).

See Page 9

LAPSE/CEASE EMPLOYMENT

If the Performance Hurdle is not met, PARs will lapse at the end of the Performance Period.

Where the Performance Hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group.

PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 11 for more information).

See Page 10

how the plan works - grant

WHAT IS A PERFORMANCE AWARD RIGHT (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE PERFORMANCE AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to provide a long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Plan Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price (AUD$1), subject to the performance of IAG (as measured by Total Shareholder Return) over the Performance Period. The Plan will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the online application on the Computershare website at: **www.computershare.com/employee/au/iag/ltl**, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm on 12 December 2006. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY PERFORMANCE AWARD RIGHTS?

It is expected that your PARs will be allocated to you on or about 19 December 2006. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - perform

WHEN WILL MY PARs BECOME EXERCISABLE?

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

WHAT IS THE PERFORMANCE PERIOD?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram below, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

WHAT IS THE PERFORMANCE HURDLE?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group.

The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).


EXERCISE PERIOD
PERFORMANCE PERIOD
BASE DATE
COMMENCEMENT DATE (GRANT)
3 YEARS FROM BASE DATE
FIRST TEST DAY
5 YEARS FROM BASE DATE
10 YEARS FROM COMMENCEMENT DATE (GRANT)
29 Aug 06
19 Dec 06
29 Aug 09
30 Sep 09
29 Aug 11
19 Dec 16

WHAT IS TOTAL SHAREHOLDER RETURN?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2006 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet).

how the plan works - PARs exercisable

WHEN CAN MY PERFORMANCE AWARD RIGHTS BECOME EXERCISABLE?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period.

The Exercise Period commences when you are notified that the Performance Hurdle has been passed. The earliest this can occur is on the First Test Day in the Performance Period (being 30 September 2009 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 11.

HOW MANY OF MY PERFORMANCE AWARD RIGHTS WILL BE EXERCISABLE?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.



% PARs exercisable
100%
50%
0%
RANK
50th
75th
100th

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR performance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR performance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

1 50th percentile – in a ranking of 100 companies IAG must rank at 50 or above

how the plan works - PARs exercisable

HOW IS A COMPANY'S RANK DETERMINED?

IAG's rank in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR from the Base Date to that Test Day for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price on the ASX in the 30 day period up to and including the Test Day; and
- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

WHAT IS A TEST DAY?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board.

IN WHAT OTHER CIRCUMSTANCES CAN MY PERFORMANCE AWARD RIGHTS BECOME EXERCISABLE?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

how the plan works - exercise

HOW DO I CONVERT MY PERFORMANCE AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the PARs which are exercised at any one time: and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change..

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

CAN I ASSIGN OR TRANSFER THE PARS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

WHEN IS THE LAST TIME I CAN EXERCISE MY PARS?

Once your PARs have become exercisable, you must exercise them no later than 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 11.

how the plan works - lapse/cease employment

WHEN WILL MY PERFORMANCE AWARD RIGHTS LAPSE?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

- Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 29 August 2011, being 5 years after the Base Date); and
- Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 19 December 2016, being 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

how the plan works - impact of cessation of employment on PARs

WHETHER PARs ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARs ON CEASING EMPLOYMENT WITH THE GROUP
RESIGNATION OR TERMINATION OF EMPLOYMENT WITH A COMPANY IN THE GROUP[2] (OTHER THAN IN SPECIAL CIRCUMSTANCES)	
EXERCISABLE	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
NOT EXERCISABLE	PARs lapse on the day you cease employment
SPECIAL CIRCUMSTANCES (BEING RETIREMENT, REDUNDANCY, DEATH, TOTAL AND PERMANENT DISABLEMENT, OR BOARD APPROVAL)	
EXERCISABLE	You may exercise your PARs before the later of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
NOT EXERCISABLE	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the later of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends
SERIOUS MISCONDUCT	
EXERCISABLE AND NOT EXERCISABLE	PARs lapse on the day you cease employment

Note: This may apply if your employer ceases to be a Group company.

SECTION 4

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. The information is general in nature and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

your choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR PERFORMANCE AWARD RIGHTS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is AUD$1 for all PARs which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR PERFORMANCE AWARD RIGHTS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PAR ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PARs were exercised.*** It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your PARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the PARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

3 Note: Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you received your Rights ceases.

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2006/2007 year of income. The election must be made before you lodge your return for the 2006/2007 tax year.

> An election you make for the 2006/2007 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

TAXATION OF YOUR PERFORMANCE AWARD RIGHTS

If you make the election, you will be assessed on the allocation of your PARs. You will be taxed on the "full market value" of the PARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount. If you make an election under section 139E, neither the termination of your employment nor the exercise of your PARs will be taxable events for you.

Generally, if the PARs lapse without being exercised, you should not be taxed on the PAR. If you have previously paid tax on the PAR, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR PERFORMANCE AWARD RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PARs ***at the date of grant*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the PAR was exercised.*** It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

DIANE BARNES, VENESSA BARRINS OR JACQUI CONNELLAN

Remuneration Specialists, Remuneration and Benefits
phone: +61 2 9292 3363
+61 2 9292 8107 or +61 2 9292 8248
e-mail: diane.barnes@iag.com.au or
venessa.barrins@iag.com.au
jacqui.connellan@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2006 are announced, being 29 August 2006.
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG).
Group	means IAG and its subsidiaries.
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
PARs or Performance Award Rights	means Performance Award Rights issued pursuant to this invitation.
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group.
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading Day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period).
Total Shareholder Return or TSR	is described on page 6 of this booklet.
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001.
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).

SECTION 7

*performance award rights terms PAR series 5**

PAR SERIES 5 TO BE GRANTED IN ACCORDANCE WITH THE IAG SHARE AND PERFORMANCE AWARD RIGHTS PLANS TRUST DEED

1. ENTITLEMENT

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS FOR EXERCISE OF PERFORMANCE AWARD RIGHTS

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

STATUS OF THE HOLDER	THE EXERCISE PERIOD FOR THE PERFORMANCE AWARD RIGHT ENDS ON
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the date on which the person ceases to be an Employee. (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the following table.

STATUS OF THE HOLDER	THE DAY ON WHICH THE PERFORMANCE AWARD RIGHT LAPSES
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (e) serious misconduct involving dishonesty.)	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

- Dated: September 2005

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

STATUS OF THE HOLDER	DATE ON WHICH THE PERFORMANCE PERIOD ENDS
(i) For a continuing Employee	5 years from the Base Date
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances:	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date)
(a) Retirement;	
(b) redundancy;	
(c) death;	
(d) Total and Permanent Disablement; or	
(e) with the approval of the Board	

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable in accordance with these terms. The Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable;

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

WHEN ON THE TEST DAY		NUMBER OF THE PERFORMANCE AWARD RIGHTS WHICH ARE ELIGIBLE TO BECOME EXERCISABLE:
(i)	the Rank does not reach 50	(1) nil
(ii)	the Rank reaches 50 or above	(2) the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $\left[\frac{[2(A-50)+50]}{100} xB - C\right]$

Where:

A is the lesser of:

(i) the Rank reached on the Test Day; and

(ii) 75.

B is the Total PARs;

C is the number of Performance Award Rights which before the Test Day:

(i) have become Exercisable ; or (ii)are eligible to become exercisable

but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

RULE

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group; and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale. with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 METHOD OF EXERCISE OF PERFORMANCE AWARD RIGHTS

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right. together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 NO TRANSFERS

Performance Award Rights may not be transferred.

5 QUOTATION OF PERFORMANCE AWARD RIGHTS AND SHARES

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 PARTICIPATION IN FUTURE ISSUES

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights Issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 LAPSE

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 LIABILITY FOR TAX

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

10 NOTICES

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 INTERPRETATION

11.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the 30 June that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date; and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Ltd.

11.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

11.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

11.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Performance Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Performance Award Rights or Performance Award Rights generally.

Diane Barnes IAG Australia

From: IAGSharePlans@computershare.com.au [TestMessages@mailservice.computershare.com.au]
Sent: Friday, 1 December 2006 1:37 PM
To: Leigh Thomson
Subject: Your Invitation - IAG Long Term Incentive Offer - 2006/2007

Test Message: Recipient Address [redacted]

You are invited to participate in the 2006/2007 IAG long term incentive Offer and receive an allocation of IAG Performance Award Rights (PARs) and IAG Deferred Award Rights (DARs).

Earlier this week, your manager provided you with an invitation letter which contains details of your PAR and DAR allocations.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at: http://www.computershare.com/employee/au/iag/lti by no later than 5pm Australian Eastern Daylight Time (AEDT) on Tuesday 12 December 2006.

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Friday 1 December 2006
Offer Closes:	Tuesday 12 December 2006 at 5pm AEDT
Expected Grant Date:	19 December 2006

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Your password is: 60222

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

You can also attend an information session if you wish to find our more about the long term incentive Offer. Session dates, times and locations are listed at the end of this e-mail. Where sessions are not available in your location, please contact the Remuneration and Benefits team if you have any questions.

2. Complete the Online Application
In general, you should complete the online application on the Offer website.
You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant
and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers by 5 December (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, your application must be received by no later than 5pm AEDT Tuesday 12 December.

WHAT HAPPENS NEXT?
PARs and DARs are expected to be granted on 19 December 2006, provided you remain employed by an IAG Group Company at that time.

In early January, you will receive holding statements to confirm the number of PARs and DARs that have been allocated to you.

WHERE TO GET HELP

About the PAR and DAR Plans:
Please contact the IAG Remuneration & Benefits team:

Venessa Barrins: (02) 9292 8107
Diane Barnes: (02) 9292 3363
Jacqui Connellan: (02) 9292 8248

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEDT on 1800 452 196 or 61 3 9415 4160

Regards
Computershare Plan Managers

INFORMATION SESSIONS DATES AND LOCATIONS

Melbourne - 485 Latrobe St

Thursday 7 December	1 - 2 pm	Level 3 - DP Conference Room
Friday 8 December	1.30 - 2.30 pm	Level 9 - Auditorium

Sydney - 388 George St

Tuesday 5 December	9 - 10 am	Level 24 - Media Room
Friday 8 December	9 - 10 am	Level 11 - Rooms 8 and 9

Adelaide/Perth/Brisbane Times and locations to be confirmed separately by IAG Remuneration and Benefits

IMA

Diane Barnes

From: IAGSharePlans@computershare.com.au [TestMessages@mailservice.computershare.com.au]

Sent: Friday, 8 December 2006 9:52 AM

To: Leigh Thomson

Subject: Your Invitation - IAG Long Term Incentive Offer - 2006/2007

Test Message: Recipient Address [redacted]

You are invited to participate in the 2006/2007 IAG long term incentive Offer and receive an allocation of IAG Performance Award Rights (PARs), IAG Deferred Award Rights (DARs) and an allocation under the IMA Performance Award Plan.

Earlier this week, you were provided with an invitation letter which contains details of your long term incentive allocations.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at: http://www.computershare.com/employee/au/iag/lti by no later than 12pm Australian Eastern Daylight Time (AEDT) on Friday 15 December 2006.

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Friday 8 December 2006
Offer Closes:	Friday 15 December 2006 at 12pm AEDT
Expected Grant Date:	19 December 2006

Please note that the Offer open and close dates shown in the PAR and DAR Explanatory Booklets differ from the dates applicable to you. All other dates noted in the booklet remain the same.

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Your password is: 55651

Please read the Explanatory Booklets, IMA Performance Award Plan Rules and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

IAG Human Resources will also be holding Information sessions on the Offer. Session invitations will be sent separately by Remuneration and Benefits.

2. Complete the Online Application
In general, you should complete the online application on the Offer website.
You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant
and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, your application must be received by no later than 12pm AEDT Friday 15 December.

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 19 December 2006, provided you remain employed by an IAG Group Company at that time.

In early January, you will receive holding statements to confirm the number of PARs and DARs that have been allocated to you.

WHERE TO GET HELP

About the Long Term Incentive Offer:
Please contact the IAG Remuneration & Benefits team:

Venessa Barrins:	(02) 9292 8107
Diane Barnes:	(02) 9292 3363
Jacqui Connellan:	(02) 9292 8248

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEDT on 1800 452 196.

Regards
Computershare Plan Managers

a shared future

IAG DEFERRED AWARD RIGHTS PLAN – 2006/07 OFFER

EXPLANATORY BOOKLET – AUSTRALIA

IAG
Insurance
Australia
Group

deferred award rights plan – 2006/07 offer

IMPORTANT DATES

FRIDAY 1 DECEMBER 2006

Offer Opens	An invitation e-mail will be sent to confirm the Deferred Award Rights (DARs) offer is open. You may apply for DARs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

TUESDAY 12 DECEMBER 2006

Offer Closes	You must complete your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

TUESDAY 19 DECEMBER 2006

Allocation Date	Deferred Award Rights allocated to participants.

In this booklet, all references to time are to Australian Eastern Daylight Time (AEDT), these dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 7 pm Monday to Friday.

CONTENTS

IAG DEFERRED AWARD RIGHTS EXPLANATORY BOOKLET – AUSTRALIA
DAR SERIES 1 – NOVEMBER 2006
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

SECTION 1

deferred award rights and IAG performance

Deferred Award Rights (DARs) recognise your outstanding contribution and importance to the future success of IAG. DARs create a direct link between your remuneration and the returns we deliver to our shareholders.

The value of your DARs when they become exercisable will be determined by IAG's share price performance. It is therefore important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

what impacts the value of IAG shares?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described in the following tables.

FINANCIAL PERFORMANCE

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

BROADER PERFORMANCE ISSUES

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and consistency of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

EXTERNAL FACTORS

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will have access to information on a regular basis concerning IAG's share price. The current trading price of IAG shares is available on 'InsideIAG'.

SECTION 2

how to apply for deferred award rights

If you are eligible to apply for Deferred Award Rights (DARs), you will receive an e-mail confirming the number of DARs that you may apply for and information on how to complete the online application.

In general, you should apply for DARs by completing the online Application Form on the website at:
http://www.computershare.com/employee/au/iag/lti

The website is administered by Computershare Plan Managers and contains all Plan and Offer documents.

You must complete and submit your application for Deferred Award Rights by 5pm AEDT on 12 December 2006.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: **www.computershare.com/employee/au/iag/lti** if you are viewing this document electronically.
Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for DARs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the Offer and the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

* *This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.*

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address, to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application, and require a paper Application Form and Offer documents, please contact Jacqui Connellan, Diane Barnes or Venessa Barrins from Remuneration and Benefits. Contact details are provided on page 11.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, PAR Plan participant or other IAG Employee Share Plan participant, and your HR payroll number, and full name matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for thse holdings will be updated automatically.

SECTION 3

how the plan works - summary

GRANT

Your invitation to apply for DARs accompanies this booklet.

If you wish to accept the invitation, complete the **online** application for DARs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (12 December 2006). If you cannot apply on the website you can request a paper Application Form.

You will be granted Deferred Award Rights upon acceptance of your application by the Trustee (Commencement Date).

See Page 4

DARs EXCERCISABLE

All of your DARs will become exercisable on the earlier of:

- 3 years from the Commencement Date,
- if your employment ceases within 3 years of the Commencement Date for reasons including redundancy, Retirement, Total and Permanent Disability, Death or by approval of the Board, the date your employment ceases,
- when the Trustee notifies you that an Event has occurred.

See Page 5

EXERCISE

Once DARs have become exercisable, you can generally exercise them at any time before the tenth anniversary of the Commencement Date, unless they lapse earlier (eg. if you cease employment with the Group).

Refer to the table on page 7 for more information.

See Pages 6

LAPSE/CEASE EMPLOYMENT

DARs are not generally exercisable if you cease employment with the Group within 3 years from the Commencement date.
(Refer to the table on page 7 for more information)

Where DARs are exercisable, DARs may be exercised for 90 days after you cease to be an Employee.

Any DARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease to be an Employee.

See Page 7

how the plan works - grant

WHAT IS A DEFERRED AWARD RIGHT (DAR) ?

A DAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A DAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed.

Until you exercise your rights and acquire shares, a DAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE DEFERRED AWARD RIGHTS PLAN?

The Plan is an employee share rights plan designed to link your remuneration to the returns delivered to IAG shareholders.

The Plan is governed by the Deferred Award Rights Terms and the IAG Share and Performance Award Rights Plans Trust Deed.

WHO CAN PARTICIPATE IN THE PLAN?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer of IAG, and approved by the Chief Executive Officer of IAG, to participate in the Plan.

Participants have been selected in light of their contribution to the Group and importance to the Group's future success. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the Plan.

WHAT ARE THE OBJECTIVES OF THE PLAN?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG after a qualifying service period has been satisfied. The Plan recognises your contribution to the Group and will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE PLAN?

You are not required to pay anything to acquire DARs under the Plan. Should your DARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price (AUD$1) in total for all the DARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide, the fee is presently AUD$66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

HOW DO I PARTICIPATE IN THE PLAN?

If you wish to accept your invitation to participate in the Plan and be granted DARs, you will need to complete the online application on the Computershare website at:
www.computershare.com/employee/au/iag/ltl, or complete a paper Application Form if you cannot access the website.

Online applications must be submitted by 5pm AEDT on 12 December 2006. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY DEFERRED AWARD RIGHTS?

It is expected that DARs will be allocated to you on or about 19 December 2006. You will receive a statement from Computershare confirming your allocation, shortly after that time.

how the plan works - vesting period and DARs become exercisable

WHEN WILL MY DARS BECOME EXERCISABLE?

All your DARs will become exercisable 3 years from the Commencement Date subject to you continuing as an employee of the Group.

For example, if you remain an employee of the Group and your DARs are allocated on the 19 December 2006, your DARs will become exercisable on 19 December 2009.

IN WHAT OTHER CIRCUMSTANCES CAN MY DARS BECOME EXERCISABLE?

DARs may become exercisable if you cease to be an employee of the Group within 3 years of the Commencement Date in special circumstances, including redundancy, Retirement, Total and Permanent Disablement, death or by approval of the Board. Please refer to the table on page 7 for more information.

DARs may also become exercisable if you are notified that an Event specified in the DAR Terms has occurred. Events can include a takeover offer for IAG. For more information refer to clause 2.1 of the Deferred Award Rights Terms.

WHAT HAPPENS IF I CEASE EMPLOYMENT WITH IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will depend upon whether your DARs have become exercisable prior to you ceasing employment and the reasons why you cease employment. Please refer to page 7 for more information.

how the plan works - exercise

HOW DO I CONVERT MY DEFERRED AWARD RIGHTS INTO IAG SHARES?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your DARs (the Trustee will notify you when they are exercisable).

You may exercise some or all of your DARs which have become exercisable by:

1. Lodging a notice of exercise of DARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is AUD$1 in total for all the DARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is AUD$66 (inclusive of GST) and will be payable to Computershare. Fees may be subject to change.

HOW MANY IAG SHARES WILL I RECEIVE?

Generally, you will receive one share for each DAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your DARs will be adjusted in accordance with ASX requirements (further details are provided in the Deferred Award Right Terms).

CAN I ASSIGN OR TRANSFER THE DEFERRED AWARD RIGHTS I RECEIVE TO ANOTHER INDIVIDUAL?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your DARs, subject to complying with laws relating to insider trading and IAG Continuous Disclosure and Insider Trading Policy.

WHEN IS THE LAST TIME I CAN EXERCISE MY DARS?

Once your DARs have become exercisable, you must exercise them after

- 10 years from the Commencement Date (for continuing employees), or
- 90 days after your employment ceases

or your DARs will lapse.

Please refer to the table on page 7 for more information.

how the plan works - lapse/cease employment

IF I CONTINUE TO BE AN EMPLOYEE OF IAG, WHEN WILL MY DEFERRED AWARD RIGHTS LAPSE?

If you continue to be an Employee of the Group, any unexercised DARs will lapse 10 years from the Commencement Date (ie. 19 December 2016, being 10 years after the Commencement Date). Different arrangements apply if you cease employment.

WHAT HAPPENS IF I LEAVE IAG?

The cessation of your employment with the Group will impact your DARs.

What happens will generally depend upon:

- whether your DARs have become exercisable prior to you ceasing employment; and
- the reasons why you cease employment.

This is explained in the following table:

<table>
<tr><th>REASON FOR CESSATION OF EMPLOYMENT</th><th>LESS THAN 3 YEARS FROM COMMENCEMENT DATE</th><th>MORE THAN 3 YEARS FROM COMMENCEMENT DATE</th></tr>
<tr><td>Resignation or termination of employment with a company in the Group[1] (other than in special circumstances described below)</td><td>DARs lapse on the date you cease to be an Employee.</td><td>You may exercise DARs until the earlier of:
90 days from the date you cease to be an Employee, and
10 years from the Commencement Date.
Any unexercised DARs lapse 90 days after the date you cease to be an Employee.</td></tr>
<tr><td>Resignation or termination of employment with a company in the Group[1] in special circumstances (described below)</td><td colspan="2">DARs become exercisable on the date you cease to be an Employee.
You may exercise DARs within 90 days of the date you cease to be an Employee (but not later than 10 years from the Commencement Date).
Unexercised DARs lapse 90 days after the date you cease to be an Employee.</td></tr>
<tr><td>Termination for serious misconduct</td><td colspan="2">All DARs lapse on the date you cease to be an Employee, whether exercisable or not</td></tr>
</table>

WHAT ARE SPECIAL CIRCUMSTANCES?

Special circumstances include Retirement, redundancy, death, Total and Permanent Disablement or with the approval of the Board.

Note: Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

[1] i.e. in circumstances where you are no longer employed by a company in the IAG Group. This excludes changes to your IAG employing company due to an internal restructure, or to take up a position with another IAG company.

SECTION 4

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Deferred Award Rights (DAR) Plan. The information is general in nature and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

If you or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

your choice

TThere are two possible ways to be taxed on DARs you receive under the DAR Plan. You may defer your tax or elect to pay tax upfront at the time the DARs are granted to you. Your choice will depend upon your indvidual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR DEFERRED AWARD RIGHTS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[1]; or
- when you exercise your DARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your DARs at the time of termination as calculated under the formulae in the tax rules.

If your Assessment Time is the time when you exercise your DARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is AUD$1 for all DARs which are exercised at one time). If your DARs lapse, you should not be taxed on the DARs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DARs were exercised.*** It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your DARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the DARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

1. Note. Your employment is terminated if either:
   (a) your employment with a Group Company ceases; or
   (b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2006/2007 year of income. The election must be made before you lodge your return for the 2006/2007 tax year.

An election you make for the 2006/2007 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

TAXATION OF YOUR DEFERRED AWARD RIGHTS

If you make the election, you will be assessed on the allocation of your DARs.

You will be taxed on the "full market value" of the DARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount.

If you make an election under section 139E, neither the termination of your employment nor the exercise of your DARs will be taxable events for you. Generally, if the DARs lapse without being exercised, you should not be taxed on the DAR. If you have previously paid tax on the DAR, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED AS A RESULT OF EXERCISING YOUR DEFERRED AWARD RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your DARs.

The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your DARs ***at the date of grant*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the DAR was exercised***. It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your DARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following Deferred Award Rights Plan documents:

- Deferred Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

Plan information and documents are available on insideIAG.

you can also contact

DIANE BARNES, JACQUI CONNELLAN OR VENESSA BARRINS

Remuneration Specialists, Remuneration and Benefits
phone: +61 2 9292 3363
+61 2 9292 8248, or +61 2 9292 8107
e-mail: diane.barnes@iag.com.au or
jacqui.connellan@iag.com.au
venessa.barrins@iag.com.au

ALEX CHRISTIE

Senior Manager Remuneration & Benefits
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

deferred award rights terms DAR series 1

1. ENTITLEMENT

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2. CONDITIONS UNDER WHICH DEFERRED AWARD RIGHTS BECOME EXERCISABLE

2.1 Unless a Deferred Award Right lapses in accordance with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

CONDITIONS FOR EXERCISE	COMMENCEMENT OF EXERCISE PERIOD
(a) Three years have passed since the Commencement Date.	The date that is 3 years after the Commencement Date
(b) The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse:	The date the Board gives the notice referred to in term 2.1(c)(ii)

(A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 EXERCISE PERIOD AND LAPSE OF DEFERRED AWARD RIGHTS

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

CIRCUMSTANCE	DATE OF LAPSE
(a) The Holder ceases to be an Employee:	The date the Holder ceases to be an Employee
(i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or	
(ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	
(b) The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses.	The date the Trustee receives the notice

4 METHOD OF EXERCISE OF DEFERRED AWARD RIGHTS

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price and applicable transfer fee for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 NO TRANSFERS

Deferred Award Rights may not be transferred.

6 QUOTATION OF DEFERRED AWARD RIGHTS AND SHARES

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 PARTICIPATION IN FUTURE ISSUES

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 LAPSE

A Holder may request by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 LIABILITY FOR TAX

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder ("Employer Company"), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("Tax"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 ADVICE

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

11 NOTICES

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 INTERPRETATION

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

STOCK CODE

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APPLICATION FORM – IAG PERFORMANCE AWARD RIGHTS PLAN – 2006/07 OFFER

You can complete an online response online at www.computershare.com/employee/au/iag/lti. You will need your password and payroll number.

Please complete and sign this form, then return to GPO Box 1501 Sydney 2001, no later than 5pm AEDT on Tuesday 12 December 2006.

Computershare

All correspondence to:
Computershare Plan Managers
Level 3, 60 Carrington Street Sydney
New South Wales 2000 Australia
Enquiries 1800 452 196
Facsimile 61 2 8235 8208
iagshareplans@computershare.com.au
www.computershare.com

Section A: Personal Details - Complete only if the details above are incorrect or missing

Title | First Name | Surname

Mailing Address (Street Address OR Post Office Box)

City/Suburb/Town | State | Post Code

Tax File Number (for dividend purposes)* | Payroll Number

Section B: Contact Details

Home Phone | Work Phone

Email Address

Section C: Authorisation

I accept the Offer to receive [ ] PARs under the IAG Performance Award Rights Plan.

By completing this Application Form, I agree to the terms and conditions set out on the reverse of the form.

Signed:

Date:

* Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will not be deducted from unfranked dividends if you quote your TFN.

Authorisation

1. I agree to acquire the number of Performance Award Rights (**PARs**) set out in this application on the Performance Award Rights Terms, dated November 2006 (**Plan Terms**).
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet and Terms.
4. I agree to be bound by the Constitution of IAG, Plan Terms, IAG Share and Performance Award Rights Plans Trust Deed (**Trust Deed**), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue PARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and generally to administer the PAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the manner set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

a Shared future

APPLICATION FORM – IAG DEFERRED AWARD RIGHTS PLAN – 2006/07 OFFER

You can complete an online response online at www.computershare.com/employee/au/iag/lti. You will need your password and payroll number.
Please complete and sign this form, then return to GPO Box 1501 Sydney 2001, no later than 5pm AEDT on Tuesday 12 December 2006.

Computershare

All correspondence to:
Computershare Plan Managers
Level 3, 60 Carrington Street Sydney
New South Wales 2000 Australia
Enquiries 1800 452 196
Facsimile 61 2 8235 8208
iagshareplans@computershare.com.au
www.computershare.com

Section A: Personal Details - Complete only if the details above are incorrect or missing

Title | First Name | Surname

Mailing Address (Street Address OR Post Office Box)

City/Suburb/Town | State | Post Code

Tax File Number (for dividend purposes)* | Payroll Number

Section B: Contact Details

Home Phone | Work Phone

Email Address

Section C: Authorisation

I accept the Offer to receive [ ] DARs under the IAG Deferred Award Rights Plan.

By completing this Application Form, I agree to the terms and conditions set out on the reverse of the form.

Signed:

Date:

* Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will not be deducted from unfranked dividends if you quote your TFN.

Authorisation

1. I agree to acquire the number of Deferred Award Rights (**DARs**) set out in this application on the Deferred Award Rights Terms, dated November 2006 (**Terms**).
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet and Plan Terms.
4. I agree to be bound by the; Constitution of IAG, Plan Terms, IAG Share and Performance Award Rights Plans Trust Deed (**Trust Deed**), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and, to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the manner set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

2006 LTI PAR/DAR Offer Website Screen Shots

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

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Welcome to the IAG Long Term Incentive 2006/07 Offer

The Long Term Incentive (LTI) Offers are a key component of our executive remuneration strategy and are designed to align the interests of shareholders and executives. The equity opportunity offered under the Long Term Incentive structure will provide you with an incentive to create and focus on shareholder wealth over the medium to long term.

If you are eligible to participate, you have been sent an invitation via email or post. The invitation contains the Offer login password, which you will need to access Plan and Offer documents and complete an application.

For all employees (excluding IMA) the Offer opens on Friday 1 December 2006 and closes at 5 pm AEDT on Tuesday 12 December 2006. For IMA employees, the Offer opens on Friday 8 December and closes 12 pm Friday 15 December.

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below
2. Enter your Payroll Number in the field below.
3. Click Submit

The online response will take 5 minutes to complete.

Need Assistance? About the Plans

If you have questions about the Plans, please contact

Jacqui Connellan +61 2 9292 8243

Venessa Bennis +61 2 9292 8107

Diane Barnes +61 2 9292 3353

About the Online Application

If you need assistance with the online application please contact Computershare between 8.30am and 7.00pm AEDT Monday to Friday on

Australia 1800 452 195

New Zealand 0800 703 456

All Other Locations 61 3 9415 4 [illegible] Alternatively, you can email [illegible] if you need assistance completing your application.

Login

Insurance Australia Group Limited - LTI

Password

Payroll Number

Cancel | Submit

Computershare : Employee Plan Participants (Release Employee 2.2.1.0 - 3)

IAG Employee Share Plans - a shared future - Microsoft Internet Explorer

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IAG

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Offer Information
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Welcome to the IAG Long Term Incentive 2006/07 Offer.

Introduction -

Please find below information for the IAG Long Term Incentive 2006/07 Offer. You are invited to complete an application to participate in the IAG Performance Awards Rights Plan (PAR) and the IAG Deferred Award Rights (DAR) Plan and the IMA Performance Award Plan.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklets and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified adviser if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size
DAR Plan - Explanatory Booklet Australia	329KB
PAR Plan - Explanatory Booklet Australia	390KB
IMA Performance Award Plan Rules	34KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2: Apply to receive your LTI Allocation

LTI Application Form

Further Information

- Toll Free - 1800 452 106 (8.30 am - 7.00 pm AEDT, Monday - Friday)
- Toll Free (NZ) - 0800 703 456 (10.30 am - 9.00 pm NZ time, Monday - Friday)
- email - IAGSharePlans@computershare.com.au
- Fax - +61 2 8235 8264
- Post - GPO Box 1501, Sydney, NSW 2001, Australia

Computershare : Employee Plan Participants (Release Employee_2.2.140 - 1)

a Shared future

IAG

You must accept the following Terms and Conditions before proceeding to the Application Form.

By completing the online application, you agree to the following

Performance Award Rights Plan

1. I agree to the following by returning this form. I agree to acquire the number of Performance Award Rights (PARs) set out in this application on the Performance Award Rights Terms dated November 2005 (Plan Terms) and make the statements set out below
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet
4. I agree to be bound by the Constitution of IAG, Plan Terms, IAG Share and Performance Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions
5. I declare that all details and statements made on this form are complete and accurate
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue PARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally to administer the PAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form

Deferred Award Rights

1. I agree to the following by returning this form. I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet
4. I agree to be bound by the Constitution of IAG, Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions
5. I declare that all details and statements made on this form are complete and accurate
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form

IIA Performance Award Plan

1. I acknowledge that:
   a. I have received a copy of, and agree to be bound by, the Rules;
   b. the Board of IIA (Board) has complete discretion to determine whether I will qualify for a Payout, and the amount of such Payout
   c. in the event of termination of my employment, I will not have any right to a Payout unless the Board exercises its discretion;
   d. if the Board determines that I am eligible for a Payout at any time, such Payout will not be paid to me until the Test Results have been finalised, which is expected to be around 3 years and 3 months from the Commencement Date;
   e. IIA and its agents (including related entities of Insurance Australia Group Limited) need to collect, use and disclose personal information to make Payouts to me in accordance with the Rules and to generally administer the Rules. I acknowledge that IIA and its agents can collect the personal information from and disclose it to any related entity and any regulator in order to comply with the law
2. I declare all details and statements made on this form are complete and accurate.
3. I understand that words and expressions defined in the Rules have, unless the contrary intention appears, the same meaning in this form.
4. I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law

☐ I agree to the Terms and Conditions specified above

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Address https://www-au.computershare.com/Employee/AUEnrolment/EnrolmentForm.asp

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IAG

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- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your LTI Allocation

» 1 Terms and Conditions » 2 **Apply** » 3 Application Review » 4 Application Confirmation

Application Form

In order to apply for your LTI allocation, you will need to confirm or enter your details below

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 186 (within Australia) or 61 3 9415 4150 (All Other Locations).

Title: Mr First Name: Test Middle Name: Surname: Computershare

Mailing Address (Street Address or Post Office Box): 1 Test Street

City/Suburb/Town: Sydney State: NSW Post Code: 1137

Employee Number: 12345 Home Phone: Work Phone:

Email Address:

Computershare has **Not linked** your employee details to an existing IAG Share holding

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN

Your TFN is currently Not Quoted (if previously supplied to Computershare)

If your TFN is not quoted, Please enter your TFN here

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cmth)*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive

5000 Performance Award Rights (PARs) under the IAG Par Plan

6000 Deferred Award Rights (DARs) under the IAG DAR Plan.

A Maximum potential payout of **$1275** under the IAA Performance Award Plan.

I declare that by lodging this Application Form I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet

Signature (Type in your Name) Signature Date (dd/mm/yy)

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- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your LTI Allocation

» 1 Terms and Conditions » 2 Apply » 3 Application Review » 4 Application Confirmation

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable
If you provide an email address you will receive an email which will confirm your response.

Please Note, you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 195 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title First Name Middle Name Surname
Mr Test - Comadmin
Mailing Address (Street Address or Post Office Box)
1 Test Street

-

City/Suburb/Town State Post Code
Sydney NSW 1137
Employee Number Home Phone Work Phone
12345 - -
Email Address
-

Computershare has **Not linked** your employee details to an existing IAG Share holding

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN

Your TFN is currently **Not Quoted** (if previously supplied to Computershare)
If your TFN is not quoted, Please enter your TFN here -

*'Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth)
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN*

Section B: Acceptance
I accept the Offer to receive:

5000 Performance Award Rights (PARs) under the IAG PAR Plan

4000 Deferred Award Rights (DARs) under the IAG DAR Plan

A Maximum potential payout of **$1275** under the IMA Performance Award Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name) Signature Date (dd/mm/yyyy)
Mr Test 09/12/2004

☐ **I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Explanatory booklet.**

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a Shared future

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Print Screen

- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your LTI Allocation

» 1 Terms and Conditions » 2 Apply » 3 Application Review » 4 Application Confirmation

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-4-2-5

So what happens next?

- If you have submitted an email address you will receive an email that contains your confirmation code as above.
- If any of your existing details will be changed as a result of this online process, these will be processed in January 2007
- PAR and DAR allocations are expected to be made Tuesday 19 December 2006
- IMA Performance Award Plan allocations will be completed by Tuesday 19 December 2006.
- You will receive a holding statement to confirm your PAR & DAR allocation in January 2007
- If you have any further questions, please do not hesitate to contact us.

Computershare : Employee Plan Participants (Release Employee_2.2.14.0 - 4)

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Welcome to the IAG Long Term Incentive 2006/07 Offer

The Long Term Incentive (LTI) Offers are a key component of our executive remuneration strategy and are designed to align the interests of shareholders and executives. The equity opportunity offered under the Long Term Incentive structure will provide you with an incentive to create and focus on shareholder wealth over the medium to long term.

If you are eligible to participate, you have been sent an invitation via email or post. The invitation contains the Offer login password, which you will need to access Plan and Offer documents and complete an application.

For all employees (excluding IMA) the Offer opens on Friday 1 December 2006 and closes at 5 pm AEDT on Tuesday 12 December 2006. For IMA employees, the Offer opens on Friday 8 December and closes 12 pm Friday 15 December.

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Long Term Incentive Offer and will take you through the online application.
Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plans

If you have questions about the Plans, please contact:

Jacqui Connellan +61 2 9292 8248,

Venessa Barrins +61 2 9292 8107

Diane Barnes +61 2 9292 3363.

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEDT Monday to Friday on:

Australia: 1800 452 196

New Zealand: 0800 703 456

All Other Locations: 61 3 9415 4160

Alternatively, you can email IAGSharePlans@computershare.com.au if you need assistance completing your application.

Login

Insurance Australia Group Limited - LTI

Password:	
Payroll Number:	

Submit

a shared future

- New Plan Offers
- Offer Information
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Welcome to the IAG Long Term Incentive 2006/07 Offer.

Introduction

Please find below information for the IAG Long Term Incentive 2006/07 Offer. You are invited to complete an application to participate in the IAG Performance Awards Rights Plan (PAR), and the IAG Deferred Award Rights (DAR) Plan and the IMA Performance Award Plan.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklets and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size
DAR Plan - Explanatory Booklet Australia	326KB
PAR Plan - Explanatory Booklet Australia	390KB
IMA Performance Award Plan Rules	94KB
Computershare Collection and Disclosure (CAD) statement	17KB

Step 2: Apply to receive your LTI Allocation

LTI Application Form

Further Information

Toll Free - 1800 452 196 (8:30 am - 7:00 pm AEDT, Monday - Friday)

Toll Free (NZ) - 0800 703 456 (10:30 am - 9:00 pm NZ time, Monday - Friday)

@email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Post - GPO Box 1501, Sydney, NSW 2001, Australia

a Shared future

- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your LTI Allocation

» 1. **Terms and Conditions** » 2. Apply » 3. Application Review » 4. Application Confirmation

---

You must accept the following Terms and Conditions before proceeding to the Application Form.
By completing the online application, you agree to the following:

Performance Award Rights Plan

1. I agree to the following by returning this form, I agree to acquire the number of Performance Award Rights (PARs) set out in this application on the Performance Award Rights Terms, dated November 2006 (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to affect the grant of PARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, Plan Terms, IAG Share and Performance Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue PARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally to administer the PAR Plan and I consent to such collection, use and disclosure.

8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

Deferred Award Rights

1. I agree to the following by returning this form, I agree to acquire the number of Deferred Award Rights (DARs) set out in this application on the Deferred Award Rights Terms, (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of DARs to me.
3. I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, Terms, and IAG Share and Deferred Award Rights Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue DARs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the DAR Plan in accordance with relevant laws, and to generally to administer the DAR Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

IMA Performance Award Plan

1. I acknowledge that:
    a. I have received a copy of, and agree to be bound by, the Rules;
    b. the Board of IMA (Board) has complete discretion to determine

whether I will qualify for a Payout, and the amount of such Payout;

c. in the event of termination of my employment, I will not have any right to a Payout, unless the Board exercises its discretion;
d. if the Board determines that I am eligible for a Payout at any time, such Payout will not be paid to me until the Test Results have been finalised, which is expected to be around 3 years and 3 months from the Commencement Date;
e. IMA and its agents (including related entities of Insurance Australia Group Limited) need to collect, use and disclose personal information to make Payouts to me in accordance with the Rules and to generally administer the Rules. I acknowledge that IMA and its agents can collect the personal information from and disclose it to any related entity and any regulator in order to comply with the law.

2. I declare all details and statements made on this form are complete and accurate.
3. I understand that words and expressions defined in the Rules have, unless the contrary intention appears, the same meaning in this form.
4. I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.

☐ I agree to the Terms and Conditions specified above.

Cancel

Next >

a Shared future

- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your LTI Allocation

» 1. Terms and Conditions » 2. **Apply** » 3. Application Review » 4. Application Confirmation

---

Application Form

In order to apply for your LTI allocation, you will need to confirm or enter your details below.

Please Note: An application Form, dated 29 Nov 2006 17:15, has already been received for the selected Offer. If you wish to overide this application, please re-submit the new details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Cpmadmin4

Mailing Address (Street Address or Post Office Box)

1 Test Street

City/Suburb/Town

Sydney

State NSW

Post Code 2000

Employee Number 12345

Home Phone

Work Phone

Email Address

Computershare has **matched** your employee details to an existing IAG Share holding.

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN.

Your TFN is currently Quoted (if previously supplied to Computershare)

If your TFN is not quoted, Please enter your TFN here:

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.*

Section B: Acceptance

I accept the Offer to receive:

10 Performance Award Rights (PARs) under the IAG Par Plan.

20 Deferred Award Rights (DARs) under the IAG DAR Plan.

A Maximum potential payout of **$30** under the IMA Performance Award Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)

Signature Date (dd/mm/yyyy)

Cancel

< Previous

Next >

a shared future

- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your LTI Allocation

» 1. Terms and Conditions » 2. Apply » 3. **Application Review** » 4. Application Confirmation

---

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	**Test**	-	**Cpmadmin4**

Mailing Address (Street Address or Post Office Box)

1 Test Street

-

City/Suburb/Town	State	Post Code
Sydney	**NSW**	**2000**

Employee Number Home Phone Work Phone

12345 - -

Email Address

-

Computershare has **matched** your employee details to an existing IAG Share holding.

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN.

Your TFN is currently **Quoted** (if previously supplied to Computershare)

If your TFN is not quoted, Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section B: Acceptance

I accept the Offer to receive:

10 Performance Award Rights (PARs) under the IAG Par Plan.

20 Deferred Award Rights (DARs) under the IAG DAR Plan.

A Maximum potential payout of **$30** under the IMA Performance Award Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name) Signature Date (dd/mm/yyyy)

BJW TEST **30/11/2006**

☐ **I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Explanatory booklet.**

Cancel

< Previous

Submit >

a shared future

- New Plan Offers
- Offer Information
- Logout

Step 2: Apply to receive your LTI Allocation
» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. **Application Confirmation**

Your application has been successfully received by Computershare Plan Managers.
Your confirmation code is: IAGLTI-4-2-4

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- If any of your existing details will be changed as a result of this online process, these will be processed in January 2007.
- PAR and DAR allocations are expected to be made Tuesday 19 December 2006.
- IMA Performance Award Plan allocations will be completed by Tuesday 19 December 2006.
- You will receive a holding statement to confirm your PAR & DAR allocation in January 2007.
- If you have any further questions, please do not hesitate to contact us.

These are the terms upon which Non-Executive Directors are invited to apply for NED Shares by 5pm 27 November 2006..

To accept the Invitation you must complete the Offer Form to be provided to you and return it to the Senior Manager, Remuneration & Benefits so that it is received by no later than 5pm 27 November 2006.

1 Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on these Terms and the terms of the Trust Deed until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of the Trust Deed, a Participating Director agrees to be bound by the terms of the Trust Deed for the IAG NED Share Plan and the constitution of IAG.

2 Interpretation

2.1 **Accretion** means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAG and any reduction of capital.

Board means all or some of the directors of IAG acting as a board of IAG, or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participating Director issued as part of a bonus issue to security holders of IAG.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Event means:-

(a) a takeover bid is made to the holders of issued ordinary fully paid Shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX with the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting Shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with the scheme for the reconstruction of IAG or its amalgamation with any other companies;

(d) IAG passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAG.

Group means IAG and each body corporate that is a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001.

IAG means Insurance Australia Group Limited (formerly NRMA Insurance Group Limited) ABN 60 090 739 923.

NED Share means a Share allocated under clause 7 of the Trust Deed.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7 of the Trust Deed.

Period means the period from 1 December 2006 to 30 November 2007.

Share means an ordinary fully paid share in the capital of IAG.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Trust means the trust established by the Trust Deed.

Trust Deed means the IAG Share and Performance Award Rights Plans Trust Deed dated 9 February 2001 and as amended from time to time.

Trustee means initially IAG Share Plan Nominee Pty Ltd (ACN 095 125 152) and thereafter means the trustee of the Trust from time to time.

Restriction Period means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the <insert individual Restriction Period end date> year following the date of allocation;

(b) the day the Participating Director ceases to be a Director of IAG; and

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAG to sell some or all of the Share Rights to the extent permitted by law; or

(b)(i) written instructions in the form (if any) prescribed by IAG to acquire, to the extent permitted by law, some or all of the shares or securities in IAG to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAG will make arrangements with the person charged with maintaining the IAG Share Register from time to time to have the notices (including the IAG annual report), or copies of them, that are sent to the

registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful and for those Participating Directors to be sent with the notices a nomination form as provided for in term 7.3.

7.2 Where the Trustee receives a nomination in accordance with term 7.3 and subject to term 7.4, the Trustee will, so far as practicable, relevant and lawful, cause the person (or persons) nominated to be appointed (in the manner required by IAG's Constitution) as the Trustee's attorney in order to exercise the votes attached to the NED Shares held by the Trustee on behalf of the Participating Director, in accordance with instructions set out in the nomination, if any, or otherwise at the attorney's discretion. Where a number of Participating Directors nominate the same person to act as the Trustee's attorney in respect of their NED Shares, the Trustee may appoint the nominated person as attorney in respect of all the nominating Participating Directors' NED Shares and direct the attorney to exercise the votes attaching to the nominating Participating Directors' NED Shares in accordance with voting instructions set out in the nominations, if any, or otherwise at the attorney's discretion.

7.3 The Participating Director may nominate either themself or not more than two other persons to be appointed by the Trustee pursuant to term 7.2 as the Trustee's attorney in respect of the Participating Director's NED Shares. The nomination:

(a) must be in writing under the hand of the Participating Director or their attorney duly authorised in writing and may be in respect of more than one meeting;

(b) must be deposited with IAG at either its registered office or, where it relates to a particular meeting of members, the place notified in the notice of meeting for that meeting of members for receipt of proxies, no later than 5pm on the date three business days before the day which has been fixed by IAG as the last day for lodgement of proxies with IAG in respect of that meeting;

(c) where the notification is executed by the Participating Director's attorney, must be accompanied by a certified copy of the power

of attorney when it is lodged in accordance with term 7.3(b); and

(d) may instruct the attorney how to vote on the resolutions before a particular meeting or meetings of members.

7.4 The Trustee may, at any time before the meeting of members to which it relates, refuse to appoint or otherwise revoke the appointment of an attorney under term 7.2 if:

(a) a Participating Director's NED Shares are forfeited pursuant to term 13.1; or

(b) there is evidence of fraud in relation to the nomination of the attorney under term 7.3.

Where the Trustee appoints a single attorney in respect of the NED Shares of a number of Participating Directors and either (or both) paragraph (a) or paragraph (b) of this term 7.4 applies, the Trustee may revoke the authority of the attorney insofar as it relates to the exercise of the votes attached to the affected NED Shares.

7.5 Despite anything else in term 7, and to the extent lawful, the Trustee may, in its absolute discretion, limit the persons who can be nominated by Participating Directors under term 7.3 to be the Trustee's attorney to one or both of two persons specified by the Trustee in the nomination form, and the Trustee may choose, in its absolute discretion to the extent lawful, only to appoint under term 7.2 such specified person or persons.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAG, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAG and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 6.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee or IAG of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 Where the Trustee transfers or proposes to transfer NED Shares to the Participating Director (regardless of whether a notice was received in accordance with term 12.3) then the Participating Director will pay the Trustee the cost of transfer (including share registry costs) as notified by the Trustee to the Participating Director.

12.7 A Participating Director will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.8 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office for serious misconduct involving dishonesty.

13.2 Where NED Shares are allocated to a Participating Director in respect of a Period and the Participating

Director ceases to be a director of IAG before the end of the Period, the NED Shares will be forfeited by the Participating Director on a pro rata basis. The Participating Director will forfeit that proportion of the number of Shares allocated to them which is equal to that proportion of the Period in respect of which they ceased to be a director of IAG.

14. **Amendment**

14.1 Subject to terms 14.2 and 14.3, IAG may at any time by written instrument or by resolution of the Board, amend all or any of these terms (including this term 14).

14.2 No amendment of the term is to reduce the rights of any Participating Director in respect of NED Shares allocated to the Participating Director prior to the date of the amendment, other than an amendment introduced primarily:-

(a) to enable the Trustee or IAG to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the NED Share Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group;

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Act* or the Listing Rules of the Australian Stock Exchange as published from time to time, as amended by either a ruling or waiver given by the Australian Stock Exchange Limited to IAG.

14.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules of the Australian Stock Exchange Limited.

14.4 Subject to the above provisions of this term 14, any amendment made pursuant to term 14.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

INSURANCE AUSTRALIA GROUP LIMITED (ABN 60 090 739 923)
NON-EXECUTIVE DIRECTORS' SHARE PLAN
PREFERENCE / OFFER FORM

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152), Trustee of the IAG NED Share Plan (**Plan**) and Insurance Australia Group Limited (**IAG**)

PERSONAL DETAILS

Name:

(Title) (First name) (Other name/initial) (Surname)

Address:

Telephone No:

DIVIDEND INSTRUCTIONS

☐ Same as currently registered ☐ Change to the following:

Name of account:

(Must be same as registered holder)

BSB:

Account No:

Type of Account:

Name of Institution:

Branch:

STANDING PREFERENCE

I understand that the following preferences in relation to the NED Plan do not bind IAG.

Percentage of base Director's fee under NED Plan:

(Minimum of 20% and maximum of 90%)

Restriction Period (in full years):

(Maximum of 10 years)

SIGNATURE

I nominate the standing preference and make the standing offer in accordance with the terms set out overleaf.

Signature: .... Date: ....

STANDING OFFER

1 This offer to the Trustee is a standing offer in relation to all invitations made by IAG under the NED Plan and constitutes an Acceptance Form under the Trust Deed. This document ceases to have effect when I cease to be a Director of IAG or when it is withdrawn or replaced.

2. I offer to acquire the number of IAG shares determined by the formula 'A = B / C', where,

A	the number of the NED *Shares* I offer to acquire (rounded to the nearest whole number).
B	the dollar value of the percentage of my annual base IAG Director's fees (excluding committee fees) as at the date of the Invitation, for the following period from 1 December to 30 November (**Offer Period**), that IAG invites me to offer to receive as NED Shares under the NED Plan.
C	the VWAP of IAG shares in the week ending on the day before the allocation date.

3. I acknowledge that the NED Shares allocated to me following acceptance of this offer by the Trustee will be held by the Trustee in accordance with the NED Shares Terms, and that, if I cease to be a Director of IAG prior to the end of the Offer Period, I will forfeit the number of NED Shares which is proportionate to the length of time remaining from the date I cease to be a Director to the end of the Offer Period. I authorise IAG and the Trustee to complete and execute any documents necessary to effect the grant and forfeiture of NED Shares as set out in this offer and the NED Shares Terms.

4. I agree to be bound by the constitution of IAG, the IAG Share and Performance Award Rights Plans Trust Deed and the NED Shares Terms.

5. I have received, and instructed IAG and the Trustee not to provide me with further copies of, the offer documents, including an explanatory booklet and the NED Shares Terms.

6. By signing this form I agree that the agreements, acknowledgments and authorisations set out above will continue to apply until this standing offer is withdrawn or replaced.

7. In relation to personal information contained in this document, I acknowledge and agree that:

   a) IAG and their agents need to collect, use and disclose this personal information in order to administer the operation of the NED Plan in accordance with the NED Shares Terms and the Trust Deed, and to fulfill IAG's obligations of disclosure of the details of any resulting relevant interest held by me in accordance with any relevant legislative and regulatory requirements;

   b) For the purposes outlined in (a), IAG and its agents can collect the personal information from and disclose it to any related entity, any agent of IAG or the Trustee carrying out or assisting with the functions of IAG or the Trustee, its auditors, the NED Plan share registry, ASX, ASIC and any other regulatory or enforcement agency or one of their agents; and

   c) I can gain access to the personal information relating to me by contacting IAG through Alex Christie, Senior Manager, Remuneration and Benefits.

Office Use Only

Date Form Received: __________

Date Preference Effective: __________

15 November 2006

82-34821

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

IAG
Insurance
Australia
Group

Dear Sir

IAG Exempt and Deferred Employee Share Plan Purchase Offers

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Exempt and Deferred Employee Share Plans Purchase Offer documents:

1. Trust Deeds
    a. IAG Share and Performance Award Rights Plan Trust Deed
    b. IAG Employee Share Reward Plan Trust Deed
2. IAG Exempt and Deferred Employee Share Plan - 2006 Offer booklet;
    a. Interactive version
    b. Print version
3. IAG Deferred Employee Share Plan Terms
4. IAG Employee Share Reward Plan Rules; (applicable to Exempt Plan)
5. Invitation\to all eligible employees;
    a. e-mail version
    b. Paper version
6. Fact sheet
7. Exempt and Deferred Plan Acceptance Forms; paper;
8. Offer website screen shots; and
9. Financial Services Guide (FSG)

The offer was made to eligible employees on 13 November 2006. All eligible employees were given the opportunity to respond to the offer online or by paper.

Yours sincerely

Glenn Revell
Company Secretary

TRUST DEED

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares NED Shares Deferred Shares or Benefit Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

1a

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7, 7B 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan or Benefit Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares, Deferred Shares, Benefit Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for

which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the

Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by

allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in ***schedule 6*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in ***schedule 7*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant..

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit

Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4 14.4A or 14.4B may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3, 14.4 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares, Deferred Shares, Benefit Shares, or Performance Award Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, Deferred Shares, Benefit Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

22

Execution page

THE COMMON SEAL of INSURANCE AUSTRALIA GROUP LIMITED is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

THE COMMON SEAL of IAG Share Plan Nominee Pty Limited is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to *transfer, or provide* the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the *Trustee or IAGL of a power*, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares *allocated to* a Participating Employee will be forfeited if the Employee is no longer employed by any of the following <u>before</u> the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise

by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in

acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$S = C;$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$S = C;$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

Schedule 6 - Deferred Share Terms

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are

forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

Schedule 7 - Benefit Share Terms

1. Registration of and beneficial interest in Benefit Shares

1.1 **Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12.** The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.**Restriction Period** means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating

Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share

Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the

accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts

or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are *forfeited*.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the *Participant* may terminate their employment with the Group) in circumstances which may involve

serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

16

MALLESONS STEPHEN JAQUES

EXECUTION VERSION

IAG Employee Share Reward Plan

Trust Deed

Insurance Australia Group Limited (ABN 60 090 739 923) ("IAG")
IAG Share Plan Nominee Pty Limited (ABN 52 095 125 152) ("Trustee")

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

Trust Deed
Contents

Trust Deed

Details

Interpretation – definitions are at the end of the General terms

Parties	**IAG Employee Share Reward Plan**	
IAG	Name	**Insurance Australia Group Limited**
	ABN	60 090 739 923
	Address	Level 26 388 George Street Sydney NSW 2000
	Fax	+612 9292 8072
	Attention	Company Secretary
Trustee	Name	**IAG Share Plan Nominee Pty Limited**
	ABN/ACN/ARBN	52 095 125 152
	Address	Level 26 388 George Street Sydney NSW 2000
	Fax	+612 9292 8072
	Attention	Company Secretary
Recitals	**A**	The Trust has been established to acquire Shares in IAG.
	B	The Trustee has agreed to act as the first trustee of the Trust and, on notice from IAG, to acquire Shares in IAG and distribute those Shares to Participants on the terms and conditions set out in this Deed.
Governing law	New South Wales	
Date of agreement	See Signing page	

Trust Deed

General terms

1 Definitions and interpretation

1.1 Definitions

The following words and phrases have these meanings unless the contrary intention appears:

Account of a Participant means an account referred to in clause 6.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer or distribution from any reserve of IAG and any reduction of capital.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Auditor means any person registered as an auditor under the Corporations Act.

Board means all or some of the Directors acting as a board of IAG or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Shares means the shares issued in respect of the Shares held by the Trustee on behalf of a Participant as part of a bonus issue to holders of Shares.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deed means this deed.

Director means a director of IAG.

Employee means an employee of any entity in the Group.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Group means IAG and each body corporate that is a subsidiary of IAG by virtue of Division 6 of Part 1.2 of the Corporations Act.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

Listing Rules means the official listing rules of ASX, except to the extent of any express waiver by ASX.

Net Income means in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the Income Tax Assessment Act 1936) of the Trust for the Year of Income.

Plan means the IAG Employee Share Reward Plan as established by the Plan Rules.

Plan Rules means the IAG Employee Share Reward Plan Rules adopted by the Board on or about the date of this Deed.

Participant means a participant in the Plan in accordance with the Plan Rules.

Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Shares means:

(a) Ordinary shares in IAG:

  (i) provided to the Trustee by IAG in accordance with the terms of this Deed; or

  (ii) applied for or purchased by the Trustee in accordance with the terms of this Deed; or

(b) Bonus Shares which are deemed to be Shares by virtue of clause 5.5.

Tax means all kinds of taxes, (including a goods and services tax) duties, imposts, deductions, charges and withholdings imposed by a Government, together with interest and charges.

Trust means the trust to be known as the IAG Employee Share Reward Plan Trust.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this Deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 Interpretation

In this Deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, the Deed or a clause means the recital, the Deed or the clause as amended from time to time in accordance with the Deed;

(c) a reference to a rule, statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) words and phrases which are defined in the Plan will have the same meaning in this Deed;

(e) a reference to a dollar amount means an amount in Australian dollars; and

(f) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this Deed.

2 Establishment of Trust

2.1 Appointment of Trustee

IAG Share Plan Nominee Pty Limited (ABN 52 095 125 152) is appointed by IAG and agrees to act as Trustee of the Trust on the terms of this Deed.

2.2 Operation of Trust

The Trust comes into operation on the earlier of:

(a) the date of issue to, or purchase by, the Trustee of the first Shares to be acquired by the Trustee under the terms of this Deed for provision to Participants under the Plan; and

(b) the date the Trustee first receives a payment or an undertaking under clause 4.1.

3 Trustee

3.1 Nature, appointment and removal

The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAG that it wishes to retire as Trustee; or

(ii) IAG serves notice in writing to the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

On retirement or removal of the Trustee, IAG may appoint a new Trustee as it thinks fit.

3.2 Transfer of assets

On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

3.3 Powers of Trustee

Subject to the Plan, the Trustee has all the powers in respect of the Trust that it is legally possible for the Trustee as a body corporate to have and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the Trustee Act 1925 (NSW) and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the Trustee Act 1925 (NSW). For example, it has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by the Plan;

(b) to subscribe for, purchase or otherwise acquire and sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the Plan to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Rights and apply the proceeds of sale in accordance with this Deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of the Plan, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under the Plan.

3.4 Instructions by Participants

For the purposes of this Deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant or their nominee, whether in writing and signed by or purporting to be signed by the Participant or their nominee, or in any other form approved by the Board of IAG.

3.5 Remuneration of Trustee

The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAG will pay to the Trustee from IAG's own resources such fees and reimburse such expenses incurred by the Trustee as IAG and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

3.6 Security

The Trustee may not use as security the Shares held by the Trustee whether or not on behalf of a Participant.

4 Acquisition, allocation and transfer of Shares

4.1 Trustee to acquire Shares

Subject to the Trustee receiving:

(a) sufficient payment from IAG or another company in the Group (if required); or

(b) an undertaking from IAG or another company in the Group, in a form acceptable to the Trustee, as to the provision of funds;

the Trustee must, at the election of IAG:

(c) subscribe for Shares on behalf of a Participant; or

(d) purchase Shares on behalf of a Participant.

4.2 Trustee to provide Shares to Participants

The Trustee must procure that Shares purchased or subscribed for by the Trustee in accordance with clause 4.1 are:

(a) where the Trustee subscribes for Shares - issued directly to the Participant to be held by the Participant in accordance with the terms of the Plan; or

(b) where the Trustee purchases Shares - transferred to the Participant within five business days of the later of:

(i) the acquisition of the Shares by the Trustee; and

(ii) the requirements in clause 4.3 being fulfilled.

4.3 Transfer only where Plan requirements met

The Trustee must only transfer Shares to a Participant in accordance with clause 4.2 where the Shares will be held by the Participant in accordance with the terms of the Plan.

4.4 Claims over Trustee

A Participant will not have any claim against the Trustee, IAG or any other company in the Group as a result of the exercise by the Trustee of its power under this clause 4.

4.5 No cost to Participants

A Participant is not liable to make any payment on receipt of Shares in accordance with clause 4.2.

4.6 Participant may not deal with Share

A Participant must not assign, transfer, sell, encumber or otherwise deal with a Share or any legal or beneficial interest in a Share held by the Trustee on behalf of the Participant.

5 Rights attaching to Shares

5.1 Application

This clause 5 applies to Shares held by the Trustee on behalf of the Participant.

5.2 Cash Dividends

A Participant will be entitled to receive all Cash Dividends paid on the Shares.

5.3 Bonus shares

(a) Subject to clause 5.4, a Participant will be entitled to any Bonus Shares which accrue to Shares.

(b) The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participant, who will be the beneficial owner of the Bonus Shares.

(c) Upon issue to the Trustee, the Bonus Shares are deemed to be Shares for the purposes of the Plan [and are to be transferred to the Participant in accordance with clause 4.2(b) of this Deed.

5.4 Rights

(a) The Trustee will sell any Rights which accrue to Shares and will distribute the proceeds of the sale to the Participant (after deduction of the costs of sale incurred by the Trustee).

(b) where the Trustee sells the Rights (regardless of whether instructed by the Participant or not), the Trustee:

(i) has no obligation to maximise the sale price of the Rights;

(ii) may aggregate Rights to be sold in blocks of Rights; and

(iii) in relation to its obligation to pay the proceeds of sale to the Participant, may attribute a sale price to each Right sold equal to the aggregate price for each Right sold in a block of Rights.

5.5 Other Accretions

If an Accretion arises in respect of the share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participant.

5.6 Voting rights

(a) A copy of the notice of any general meetings of holders of Shares received by the Trustee must be forwarded to a Participant, unless the Participant requests otherwise.

(b) The Participant may give the Trustee a written notice from the Participant to vote in respect of Shares held for the Participant.

(c) The Trustee will exercise the voting rights attaching to Shares in accordance with the prior written instructions of a Participant given in

accordance with clause 5.6(b) and received by the Trustee not less than 72 hours prior to the relevant meeting.

(d) In default of the Trustee receiving prior written instructions from a Participant given in accordance with clauses 5.6(b), the Trustee may exercise the voting rights attaching to the Shares of the Participant as it thinks fit (including a power to abstain from voting).

5.7 Conduct of Trustee

The Trustee may not do anything under this clause which would cause an exemption condition in Section 139CE of the Income Tax Assessment Act 1936 not to be satisfied.

6 Accounts

The Trustee must open and maintain an Account in respect of each Participant. Each Account must record:

(a) the number of Shares to which each Participant is entitled;

(b) the date of acquisition of Shares to which each Participant is entitled; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

7 Notices

7.1 Delivery and when effective

Any notice to be given by the Trustee to a Participant will be deemed to have been duly given if:

(a) sent by electronic mail;

(b) delivered; or

(c) sent by ordinary prepaid mail;

and will be deemed to have been served:

(d) if sent by electronic mail, at the time of sending;

(e) if delivered, at the time of delivery; or

(f) if posted, 3 days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days will be substituted for 3 days for any notice given to or by that Participant.

7.2 Address

Delivery, transmission and postage will be to the address of any Participant as indicated by the Participant when the Participant accepts the offer made under the Plan or such other address as the Trustee or any Participant may notify to the other.

8 Audit

8.1 Trust accounts

The Trustee will keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

8.2 Inspection

The books of account of the Trust will be maintained at the registered office of the Trustee and will be available for inspection by Participants during normal business hours free of charge upon prior written request.

8.3 Auditor

The Trustee, in consultation with IAG, will appoint an Auditor of the Trust.

8.4 Annual audit

The Trustee will cause the books of account to be audited annually by the Auditor of the Trust.

8.5 Auditor access

The Trustee will ensure that the Auditor of the Trust and IAG has access to all papers, accounts and documents concerned with or relating to the Trust.

9 Income and Capital Distributions

9.1 Entitlement to Net Income of Trust

A Participant is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Shares held by the Trustee on behalf of the Participant;

(b) the proceeds of sale arising from the sale of Rights by the Trustee on behalf of the Participant; and

(c) transactions or events related to Shares, or property related to or arising from Shares held on behalf of the Participant.

9.2 Balance of Net Income to which no Participant entitled - applied as Trustee thinks fit

The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 9.1 may be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established by IAG;

(d) an employee share or option trust established for the benefit of all or any Employees; or

(e) any charity nominated by the Trustee.

9.3 Balance of Net Income to which no Participant entitled - accumulated by Trustee

The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 9.1 and not applied in accordance with clause 9.2, may be accumulated by the Trustee as an accretion to the Trust.

9.4 Capital

The Trustee may prior to the termination of the Trust as set out in clause 11.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 11 if the trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee, in the execution or purported execution of the Trust or of any of the powers authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee; or

(ii) a Participant.

10 Obligations and Indemnity of the Trustee

10.1 Indemnity

Without derogating from the right of indemnity given by law to trustees, IAG covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all

actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

10.2 No liability

The Trustee will not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

10.3 No recovery from a Participant

Subject to clause 10.5, nothing in clause 10.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

10.4 Indemnity for Tax payable

The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable or anticipated to become payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

10.5 No other right of indemnity from a Participant

Except as expressly provided in this Deed, the Trustee will have no right of indemnity from a Participant personally.

11 Termination of Trust

11.1 Termination

The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAG (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this Deed.

11.2 Transfer of Shares on termination of Trust

If the Trust is terminated, the Trustee must transfer to the Participant any Shares standing to the credit of the Account of the Participant.

11.3 Balance to which no Participant is entitled

The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 11.2 may be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) a provident, benefit, superannuation or retirement fund established and maintained by IAG;

(b) an employee share or option trust established for the benefit of all or any Employees of IAG; or

(c) any charity nominated by the Trustee.

12 Amendment

12.1 Board may amend Deed

Subject to clauses 12.2 and 12.3 and the Listing Rules, IAG may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this Deed (including this clause 12).

12.2 No reduction of existing rights

No amendment of the provisions of this Deed is to reduce the rights of any Participant in respect of their Shares held at the date of the amendment, unless the amendment is introduced primarily:

(a) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(b) to correct any manifest error or mistake;

(c) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group;

(d) to enable any body corporate in the Group to reduce the amount of fringe benefits tax under the *Fringe Benefits Tax Assessment Act* 1986 (Cwlth), the amount of tax under the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth), or the amount of any other tax or impost that would otherwise be payable by any body corporate in the Group in relation to the Plan;

(e) for the purpose of enabling the Participants generally (but not necessarily each Participant) to receive a more favourable taxation treatment in respect of their participation in the Plan; or

(f) to enable the Trustee or any body corporate in the Group to comply with the constitution of such body corporate, the Corporations Act, the Listing Rules or the requirements of a regulator (including ASIC).

12.3 Retrospective amendment possible

Subject to clause 12.2, any amendment made pursuant to clause 12.1 may be given retrospective effect as specified in the written instrument or resolution by which the amendment is made.

13 Governing law, Jurisdiction and Process

13.1 Governing law

The Plan is governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

13.2 Jurisdiction

Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of New South Wales and courts of appeal from them for determining any dispute concerning the Plan. Each party waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

13.3 Counterparts

This Deed may consist of a number of copies, each signed by one or more parties to the Deed. If so, the signed copies are treated as making up the one document and the date on which the last counterpart is executed will be the date of the Deed.

EXECUTED as a deed

Trust Deed

Signing page

DATED: ____________________

EXECUTED by **INSURANCE AUSTRALIA GROUP LIMITED** (ABN 60 090 739 923) by its duly authorised attorney under Power of Attorney Book No. Registered No. dated this day of 200)

....	....
Signature of attorney	Signature of attorney
....	....
Name of attorney (block letters)	Name of attorney (block letters)

EXECUTED by **IAG SHARE PLAN NOMINEE PTY LIMITED** (ABN 52 095 125 152) by its duly authorised attorney under Power of Attorney Book No. Registered No. dated this day of 200)

....	....
Signature of attorney	Signature of attorney
....	....
Name of attorney (block letters)	Name of attorney (block letters)

Interactive Booklet

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- INTRODUCTION
- OFFER ESSENTIALS
- EXEMPT PURCHASE OFFER
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- ADDITIONAL QUESTIONS & ANSWERS
- OTHER INFORMATION
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a Shared future
IAG EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS
2006/07 PURCHASE OFFERS
IAG
Insurance Australia Group

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introduction

- Your Invitation
- Important Dates

IAG EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS OFFER BOOKLET
THIS OFFER IS DATED 23 OCTOBER 2006.


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INTRODUCTION

- **Your Invitation**
- Important Dates

YOUR INVITATION

a shared future through IAG Employee Share Plans

This Offer booklet describes how employees can grow an IAG shareholding and a stake in our future success, by choosing to receive part of their Salary as IAG Shares.

The Offers described in the booklet form part of IAG's range of flexible remuneration options and our focus on building a fulfilling and rewarding workplace.

Every employee has different needs, so there are two flexible Offers to choose from.

To help you choose whether or not to participate and which Offer best meets your needs, a full description of both of the Offers is included in this booklet.

It is important that you fully consider the Offers and understand the terms and conditions that apply. You should also consider seeking advice from a qualified financial adviser befoer deciding whether to participate.

If you choose to participate in either of the Offers, you must complete the online response or submit a paper Acceptance Form described in this booklet between Monday, 13 November 2006 and 5pm on Friday, 1 December 2006.

You will make Salary contributions over five months, from January 2007. The Shares are expected to be allocated on Friday, 1 June 2007.

Computershare Plan Managers are administering the Offers on behalf of IAG. If you need help after reading this booklet, please contact Computershare on 1800 452 196, between 8:30 am and 7:30 pm AEDT, Monday to Friday.

INTRODUCTION

- Your Invitation
- **Important Dates**

IMPORTANT DATES

13 November 2006 Notification to Eligible Employees	You will be sent an invitation by email or post If you do not have an email address, a paper invitation will be sent to your home address prior to this date.
13 November 2006 Offers Website Opens	You may respond to an Offer by completing the online response on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag
1 December 2006 Offers Website Closes	If you wish to participate, you must complete your online response or submit a paper Acceptance Form to Computershare by 5pm.
January 2007 First Salary Contribution	Salary contributions commence on the first full pay period commencing on or after 1 January 2007.
May 2007 Last Salary Contribution	Final Salary contributions will be made in the fortnightly pay period commencing on 14 May 2007, or monthly pay period commencing 1 May 2007.
1 June 2007 – Expected Allocation Date Shares allocated	Your acceptance of the Offer takes effect on this date. Shares allocated to participants and Restriction Period commences.

Please note that all references to time are Australian Eastern Daylight Time (AEDT)
These dates are indicative only. IAG may change all or some dates if required.

Using this Booklet

To use the interactive functions in this booklet, and help save resources, we encourage you to read it online. If you do need to print the booklet, you can access a print friendly version here [🖶]

In this Offer booklet and the online response or paper Acceptance Form, words and expressions which are capitalised usually refer to a defined term (eg Offer). The meaning of each defined term is described under Other information - Definitions in this booklet.

offer essentials



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OFFER ESSENTIALS

WHAT ARE THE EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS?

The IAG Exempt and Deferred Employee Share Plans are separate employee share plans. Participation in each Plan is voluntary. They are each designed to provide eligible employees with a range of flexible opportunities to be provided with Shares in IAG and share in our future success and forms part of our overall remuneration offering.

WHAT ARE THE EXEMPT AND DEFERRED PURCHASE OFFERS?

The Exempt and Deferred Purchase Offers are separate Offers. They are made under the IAG Employee Share Plan and the IAG Deferred Share Plan respectively.

OFFER 1: EXEMPT PURCHASE OFFER

Under the Exempt Purchase Offer, you can receive up to $ 500 $750 or $1,000 of your Salary in the form of IAG Shares. Shares provided under this Offer may be eligible to be provided free of income tax under the Tax Exemption Concession.

OFFER 2: DEFERRED PURCHASE OFFER

Under the Deferred Purchase Offer, you can receive a minimum of $1,500 of your Salary as IAG Shares. Income tax can be deferred on Shares provided under this Offer, for up to 10 years from allocation.

Under both Offers, your cash Salary will be reduced by the value of Shares you choose to receive. Salary contributions will be made in equal amounts, over the Salary Contribution Period.

The following sections include important information on the two Offers and how to complete the online response.

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OFFER ESSENTIALS

OFFER COMPARISON OVERVIEW

The following table provides an overview of the main aspects of the two Offers.

You may participate in either of the Offers.

	Exempt Purchase Offer	Deferred Purchase Offer
Contribution Options	Receive either: $500 / $750 / $1,000 of your Salary as IAG Shares	Receive at least $1,500 of your Salary as IAG Shares. Total contributions must be a multiple of $500 and should not exceed a maximum of up to 30% of Salary or the minimum Salary under a relevant award.
Salary Contributions	Your cash Salary will be reduced by the total value of Shares to be received, in equal instalments (based on your pay frequency), over the Salary Contribution Period. Fortnightly Paid: - 10 fortnights, from 8 January to 27 May 2007. Monthly Paid: 5 months from 1 January to 31 May 2007.	
Taxation Concession Available	Acquire up to $1,000 of Shares free of income tax.	Defer paying income tax on Shares for up to 10 years from allocation. No income tax free concession available.
Holding Structure	Shares are held in your name.	Shares are held in trust on your behalf.
How Many Shares will I Receive	The number of Shares you receive will be calculated by dividing the total Salary contribution amount by the volume weighted average price at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date (which is expected to be 1 June 2007). The whole number of Shares you will receive will be rounded down to the nearest whole share.	
How Long Do Shares Have To Be Held Before They Can Be Sold	Shares will be subject to a 3 year Restriction Period from the Allocation Date unless your relevant employment ceases earlier. During this time, Shares cannot be sold or dealt with.	The Restriction Period continues for up to 10 years from the Allocation Date, unless your relevant employment ceases earlier. You may request the Trustee to release Shares from the Restriction Period after the 3 year Interim Restriction Period ends.

HOME | INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

OFFER ESSENTIALS

- What are the Exempt and Deferred Employee Share Plans?
- What are the Exempt and Deferred Purchase Offers?
- **Offer Comparison**
- Am I an eligible employee?
- What do I need to consider?
- How does the Salary contribution work?
- How do I participate?
- How many Shares will I receive?
- When will I receive my Shares?
- Do I have to pay tax on the Shares?
- Are there any fees and costs?
- What should I do next?

OFFER COMPARISON OVERVIEW

	Exempt Purchase Offer	Deferred Purchase Offer
Dividends	Eligible to receive dividends after Shares are allocated.	Eligible to receive dividend distributions from trust after Shares are allocated.
Fees and Costs	No allocation or transfer fees payable. Sale fee payable if Shares are sold, when the Restriction Period ends.	No allocation fee. Transfer and/or sale fees payable when the Restriction Period ends.
Forfeiture	You will not forfeit Shares allocated to you.	You may forfeit Shares allocated to you in the case of serious misconduct.

OFFER ESSENTIALS

AM I AN ELIGIBLE EMPLOYEE?

You are an eligible employee if you are an Australian employee of the Group and are employed on a full or part time basis as at 1 November 2006 until the Allocation Date.

If you are a casual employee, or a contractor who is not employed by the Group, you are not eligible to respond to the Offer.

To receive Shares, you must make Salary contributions during the Salary Contribution Period.

All eligible employees will be provided with a personalised Offer password via email, or by post, to login and complete the online response.

OFFER ESSENTIALS

WHAT DO I NEED TO CONSIDER BEFORE RESPONDING TO THE OFFER?

Participation is voluntary. Your participation in the Plans will be governed by this Offer booklet and the Trust Deed (which contains the Plan Rules and Plan Terms as applicable to the relevant Offer).

Prior to deciding whether to respond to an Offer, you should read this booklet and ensure you understand the terms and conditions that apply to that Offer.

You may also wish to consider:

- The total amount to be provided as Shares.
- The impact of the reduction to your cash Salary, over the Salary Contribution Period.
- The available taxation concessions.
- The minimum period you are required to hold Shares for.
- The risks associated with share ownership.
- Whether this is an appropriate investment for your individual circumstances.

This is not an exhaustive list of all considerations. Other factors may be important.

Any information given in connection with these Offers is general information and does not take into account your personal circumstances. While this booklet provides some information as to the tax and other implications, it does not seek to give legal, tax, financial or accounting advice. You should consider obtaining your own financial product advice from a qualified adviser who is licensed by ASIC to give that advice.

HOW DOES THE SALARY CONTRIBUTION WORK?

Your monthly or fortnightly cash Salary will be reduced by an amount equal to your total Salary contribution, divided by the number of pay periods in the Salary Contribution Period.

The amount of your Salary contribution must not reduce your cash Salary to an amount that is below your Salary (as provided in the relevant Award).

Salary contributions will be completed over 10 fortnights or 5 months (depending on your pay frequency), from the first full pay period commencing on or after 1 January 2007.

More information on contributions is included under the Steps To Apply and Receive Shares section of this booklet.

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HOW DO I PARTICIPATE?

The Offers open on Monday 13 November 2006. You can respond to an Offer from this date until the Offers close at 5 pm on Friday 1 December 2006.

To respond to an Offer, you should complete the online response for your chosen Offer on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

Alternatively, you can complete a paper Acceptance Form and send it to Computershare.

It is expected that the IAG Shares will be allocated on or about 1 June 2007. This requires that Salary contributions have been made within the Salary Contribution Period (January to May 2007) and you must remain an Australian employee of the Group on the Allocation Date to be eligible.

More information on completing an online response is included under the Steps to Apply and Receive Shares section of this booklet.

HOW MANY SHARES WILL I RECEIVE?

For both Offers, the number of Shares you receive will be calculated by dividing the total Salary contribution by the volume weighted average price (VWAP) at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date. The whole number of Shares you receive will be calculated using this formula, rounded down to the nearest whole share.

Any contribution balance remaining will be held in a suspense account on your behalf by Computershare, or the Trustee, for crediting with future Offers or allocations.

Example

The VWAP calculated as at the date of these Offers is $5.63

If the Salary contribution is $1,000 and the VWAP of IAG Shares for the week up to and including the Allocation Date was the same as the VWAP on the date of the Offers (being $5.63), the whole number of Shares you will receive will be

$1,000 / $5.63 = 177 Shares.

During the Offer period, you may request: the current market price of the Shares, the VWAP of the Shares traded on ASX on the date of the request, and an updated calculation of the number of Shares that could be acquired based on that VWAP by contacting *IAG Remuneration and Benefits*.

IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

WHEN WILL I RECEIVE MY SHARES?

It is expected that the Shares will be allocated to you on or about 1 June 2007. Your acceptance of the Offer takes effect on this date.

Shares allocated to you under the Exempt Purchase Offer will be held in your name.

Shares allocated under the Deferred Purchase Offer will be held by the Trustee on your behalf.

In each case, the Shares will be subject to certain restrictions. The restrictions applicable to each Offer are described under the Exempt Purchase Offer and Deferred Purchase Offer sections of this booklet.

IS THERE ANY REASON WHY I WOULD NOT BE ALLOCATED WITH SHARES?

Yes, you will not be allocated Shares if, you fail to make Salary contributions. You will not be eligible to participate, if your employment is terminated prior to the Allocation Date. IAG may decide to withdraw the offer prior to allocation in certain circumstances.

If an Offer is withdrawn by IAG, or you cease employment prior to allocation, any Salary contributions will be repaid through your pay.

CAN MY SHARES BE FORFEITED?

Shares allocated to you under the Exempt Purchase Offer cannot be forfeited.

Shares allocated under the Deferred Purchase Offer can be forfeited in cases of serious misconduct.

DO I HAVE TO PAY TAX ON THE SHARES?

Shares provided under each of the Offers are eligible for different income tax concessions under taxation law applicable to employee share schemes and each Offer has been designed to enable you to access a different taxation concession. You need to decide which Offer and respective concession best meets your requirements.

An overview of the tax concessions available under each of the Offers is provided below and is described in detail under Taxation Options in the Exempt Purchase Offer and Deferred Purchase Offer sections of this booklet.

EXEMPT PURCHASE OFFER

Under this Offer, you can acquire up to $1,000 of IAG Shares income tax free, using the Tax Exemption Concession, provided you make an election to be assessed for income tax in the financial year that the Shares are allocated.

DEFERRED PURCHASE OFFER

Under this Offer, you can defer paying income tax on the IAG Shares acquired, for up to 10 years from the Allocation Date using the Tax Deferral Concession, while you remain employed by the Group.

Shares acquired under this Offer are not eligible to receive the $1,000 Tax Exemption Concession.

ARE THERE ANY FEES AND COSTS?

You will not pay any fees or costs to have Exempt Purchase Offer Shares or Deferred Purchase Offer Shares allocated to you. You may have to pay a transfer or sale fee to transfer or sell Shares.

Relevant fees and costs that apply to each Offer are described in the Exempt Purchase Offer and Deferred Purchase Offer sections of this booklet.

OFFER ESSENTIALS

- What are the Exempt and Deferred Employee Share Plans?
- What are the Exempt and Deferred Purchase Offers?
- Offer Comparison
- Am I an eligible employee?
- What do I need to consider?
- How does the Salary contribution work?
- How do I participate?
- How many Shares will I receive?
- When will I receive my Shares?
- Do I have to pay tax on the Shares?
- Are there any fees and costs?
- **What should I do next?**

WHAT SHOULD I DO NEXT?

- Consider which Offer best meets your requirements.
- Read the detailed information on your chosen Offer in this booklet and related Offer documents (including the Exempt Plan Rules or Deferred Plan Terms, as applicable to the relevant Offer) and make sure you understand the terms and conditions which apply.
- Seek independent advice from a qualified adviser if you are unsure whether to participate.
- Read the 'Steps to Apply and Receive Shares' section of this booklet and submit your online response (or paper Acceptance Form) by no later than 5pm on 1 December 2006.


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exempt purchase offer

- What is the Exempt Purchase Offer?
- What are the Contribution Choices?
- How long do I have to hold the Shares for?
- Are there any fees or costs?
- Ceasing Employment
- Your Taxation Options

WHAT IS THE EXEMPT PURCHASE OFFER?

Under this Offer you can to receive up to $1,000 of your Salary as fully paid ordinary IAG Shares.

Shares acquired under this Offer may be eligible to be provided free of income tax under the Tax Exemption Concession.

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INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

EXEMPT PURCHASE OFFER

- What is the Exempt Purchase Offer?
- What are the Contribution Choices?
- How long do I have to hold the Shares for?
- Are there any fees or costs?
- Ceasing Employment
- Your Taxation Options

WHAT ARE THE CONTRIBUTION CHOICES?

You can choose to receive up to either $500, $750 or $1,000 of your Salary as IAG Shares.

Salary contributions will be made over 10 fortnightly pays or 5 monthly pays, depending on your pay frequency, from the first full pay period commencing on or after 1 January 2007.

CAN I CONTRIBUTE MORE THAN $1,000?

The maximum value of Shares that can be acquired under this Offer is $1,000. This is the maximum value of Shares that can be acquired income tax free under the Tax Exemption Concession.

HOW LONG DO I HAVE TO HOLD THE SHARES FOR?

ARE THERE ANY RESTRICTIONS ON THE SHARES?

You will hold Shares allocated under this Offer, but there will be restrictions on your ability to sell or deal with your Shares during the Restriction Period which applies to the Shares.

During this time, your Shares will be held on the share plan register maintained by Computershare and a holding lock will be placed on the Shares to enforce the restrictions. The holding lock will not be lifted during the Restriction Period in any circumstances.

WHEN DOES THE RESTRICTION PERIOD END?

The Restriction Period on your Shares ends on the earlier of three years from the Allocation Date or cessation of your relevant employment.

WHAT HAPPENS WHEN THE RESTRICTION PERIOD ENDS?

You will be notified by Computershare when the Restriction Period has ended.

When the Restriction Period ends you can:

- Do nothing and your Shares will remain on the share plan register, and you will continue to be entitled to dividends and voting rights, or
- Instruct Computershare to release your Shares from the share plan register onto the IAG share register, after which time you may sell or deal with your Shares as you wish, or
- Sell them using the Sale Facility.
- Any Shares remaining in the Plan 60 days after your employment ceases will be released from the share plan register to the IAG share register.

If the Restriction Period ends, IAG may, at a future time after the Restriction Period has ended, release all Shares from the share plan register onto the IAG share register.

ARE THERE ANY FEES OR COSTS?

You will not pay any fees or costs to have the Shares allocated you.

You will not pay a fee to have the Shares released from the share plan register to the IAG share register. You will pay a fee if you wish to sell Shares using the Sale Facility.

WHAT IS THE SALE FACILITY?

The Sale Facility is a self-service sale function which is provided to you by Computershare on the IAG Employee Share Plan Centre website, to enable you to sell available Shares directly from your Plan holding.

WHAT IS THE SALE FEE?

A sale fee is payable to Computershare where Shares are sold using the Sale Facility. The sale fee includes administration costs, brokerage costs, GST and bank fees. This fee will be deducted from any sale proceeds. Fees may vary over time and will be set out in the Computershare Financial Services Guide (FSG). The minimum fee is currently $43.05.

If you decide to respond to the Offer, organisations providing financial services in relation to the Plan may be required to give you a financial services guide (FSG) setting out particulars relevant to those financial services. The FSG can be provided to a company nominated by you to receive the FSG on your behalf. If you respond to the Offer, you appoint Insurance Australia Group Limited to receive on your behalf any FSG (and any update of that document) that you are required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to you upon request and by posting it on the IAG intranet.

WHAT HAPPENS IF I CEASE EMPLOYMENT?

If you cease relevant employment prior to the Salary Contribution Period ending, contributions made will be refunded to you through your pay.

If your employment ceases after Shares have been allocated to you, you can sell your Shares using the Sale Facility on the IAG Employee Share Plan Centre website for 60 days after the date your employment ceases. Any Shares remaining in the Plan 60 days after your employment ceases will be released from the share plan register to the IAG share register.

your taxation options

your taxation options

INTRODUCTION

This section provides you with general information on what you need to know about tax and the Plan before you respond to the Exempt Purchase Offer.

To ensure you understand what you need to do, you should read this Information, and also consider seeking advice from a qualified adviser on your individual circumstances, if you are unsure whether to respond to the Offer.

The taxation information is based on Australian Tax law as at October 2006, assumes you are an Australian resident for taxation purposes (other than 'temporary residents' or those engaged in 'foreign service') and that you do not acquire Shares or rights under an employee share or rights scheme from employers outside the Group.

It is very important that you seek independent legal advice, taking into account your personal circumstances, particularly if you are a non resident, a 'temporary resident' or engaged in 'foreign service' as the tax consequences of acquiring Shares in these circumstances will differ significantly.

In addition, as taxation laws may change from time to time, it is recommended that you confirm arrangements with a qualified adviser when completing your tax return.

your taxation options

WHAT ARE THE TAXATION OPTIONS?

There are two main tax options available under the Exempt Purchase Offer. Only one of these concessions is available in any one financial year. You need to decide which option best suits your individual circumstances.

TAX EXEMPTION CONCESSION – HOW TO RECEIVE SHARES INCOME TAX FREE

If certain conditions are satisfied, you can acquire up to $1,000 of IAG Shares income tax free if you make an election to be assessed for income tax in the financial year that the Shares are allocated.

The plan has been designed to comply with these conditions and to enable you to access this tax exemption.

OR

TAX DEFERRAL CONCESSION – HOW TO PAY TAX LATER

You can defer paying tax on the Shares until the earlier of 3 years from the date the Shares were allocated to you, or when you cease the relevant employment. *If you do not make an election, this alternative will apply and you will not be eligible to receive the $1,000 Tax Exemption Concession.*

It is important to note that if you make an election for the relevant year it will also have an impact on the taxation treatment of any other Shares or rights acquired under any other employee share scheme with IAG or another employer.

If you participate in any other employee share scheme in the current financial year, it is very important that you seek advice as to the impact of making the election to obtain the Tax Exemption Concession.

It is not possible for you to obtain the Tax Exemption Concession for Shares provided under this Offer and seek the Tax Deferral Concession for Shares or rights provided this financial year under any other offer made by IAG.

your taxation options

TAX EXEMPTION CONCESSION

HOW CAN MY SHARES BE INCOME TAX FREE?

For Shares to be provided to you free of income tax, you must make a valid election for the Shares to be assessed in your tax return in the financial year they were allocated to you. This is known as making a Section 139E election.

HOW DO I MAKE AN ELECTION?

The election must be made before you lodge your tax return for the financial year in which the Shares were allocated to you. For this Offer your election would be made for the financial year ending 30 June 2007. Computershare will provide you with a tax statement and an election form after the end of the financial year. You should keep the completed election with your tax return information unless the Taxation Office requests that you forward it to them.

WHAT HAPPENS IF I DO NOT MAKE AN ELECTION?

If you do not make an election, you will not receive the Shares exempt from income tax and the Tax Deferral Concession option will apply. Please refer to the Tax Deferral Concession section for more information.

WHAT OTHER FACTORS DO I NEED TO CONSIDER BEFORE MAKING AN ELECTION?

Any election you make applies to all Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year, for example the IAG Performance Award Rights Plan.

If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan and making an election.

WILL I HAVE TO PAY CAPITAL GAINS TAX IF I CHOOSE THE TAX EXEMPTION CONCESSION?

Your Shares may be subject to capital gains tax (CGT) when they are sold. If the Tax Exemption Concession applies, generally, the amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares at the Allocation Date.

The Tax Value for income tax purposes is the volume weighted average price (VWAP) that IAG Shares traded in the week up to and including the Allocation Date.

CGT is payable on the amount of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months since the Allocation Date, *only 50 percent of any* capital gain is subject to CGT.

If the net sale price of the Shares is less than the Tax Value of the Shares at the Allocation Date, as described above, this difference will be treated as a capital loss.

your taxation options

EXAMPLE - CAPITAL GAINS TAX - TAX EXEMPTION CONCESSION

ASSUMPTIONS:

- You are allocated 181 Shares
- Tax Value of $5.50 per Share on allocation
- The Shares are sold at $7.00 per Share, more than 30 days after the 3 year Restriction Period ends.
- A fee of $50 is paid in relation to the sale of the Shares.
- Your marginal rate of income tax is 31.5%

TAX VALUE ON ALLOCATION		
Tax Value on allocation	(181 Shares x $5.50)	$995
Less exemption concession	(Maximum of $1,000)	$995
Amount subject to income tax		**$0**

CGT PAYABLE ON SALE OF SHARES		
Sale Price	(181 Shares x $7.00)	$1,267
Less Tax Value of Shares on allocation	(181 Shares x $5.50)	$995
Less Sale Fee:		$50
Capital gain:		$222
CGT Payable	**($222 x 50% x 31.5%)**	**$35**

- As Shares have been held for more than 12 months from allocation, 50% of the capital gain would be subject to CGT, at your marginal rate of income tax.
- If the Shares had not been held for more than 12 months from allocation, the full capital gain, that is $222 would be subject to tax. At a marginal rate 31.5%, $70 CGT would be payable.

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EXEMPT PURCHASE OFFER
- What is the Exempt Purchase Offer?
- What are the Contribution Choices?
- How long do I have to hold the Shares for?
- Are there any fees or costs?
- Ceasing Employment
- Your Taxation Options
  - Introduction
  - What are the taxation options?
  - Tax Exemption Concession
  - Example – Tax Exemption Concession
  - Tax Deferral Concession
  - Example – Tax Deferral Concession
  - Other Taxation Considerations

CLICK HERE TO CONTACT PLAN MANAGERS

INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

your taxation options

TAX DEFERRAL CONCESSION

WHAT IS THE TAX DEFERRAL CONCESSION?

Under the Tax Deferral Concession, income tax is deferred on Shares acquired until the Restriction Period ends. This concession will apply if you do not make an election to be taxed under the Tax Exemption Concession in the financial year, Shares are allocated to you. Shares will not (where the Tax Deferral Concession applies) be eligible for the $1,000 Tax Exemption Concession.

WHY WOULD I CHOOSE THE TAX DEFERRAL CONCESSION?

You may consider this alternative where you have or will participate in another employee share or rights scheme with the Group or another employer, in the same financial year. For example, the IAG Performance Award Rights Plan. It is recommended that you seek advice from a qualified adviser in these circumstances.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX UNDER THE TAX DEFERRAL CONCESSION?

You will be assessed for income tax on the Tax Value of the Shares at the end of the Restriction Period, unless you dispose of the Shares within 30 days of the Restriction Period ending.

For continuing employees, the Restriction Period ends 3 years from the Allocation Date. If your employment ceases prior to this date, the Restriction Period ends on the date your relevant employment ceases.

If you dispose of your Shares within 30 days of the Restriction Period ending, you will be assessed for income tax on the net sale price of the Shares (ie whole amount of your sale proceeds) on the date Shares are sold.

HOW MUCH INCOME TAX WILL I PAY?

Income tax is payable on the Shares, at your marginal rate of income tax based on the Tax Value of your Shares.

Unless Shares are sold within 30 days of the Restriction Period ending, the Tax Value for income tax purposes is the volume weighted average price at which IAG Shares were traded on the Australian Stock Exchange in the week leading up to and including the day that the Restriction Period ends.

If you sell the Shares within 30 days of the Restriction Period ending, you will be assessed on an amount based on the net sale price of the Shares, after sale fees and brokerage have been deducted.

WILL I HAVE TO PAY CAPITAL GAINS TAX IF I CHOOSE THE TAX DEFERRAL CONCESSION?

Your Shares may be subject to CGT if they are sold more than 30 days after the Restriction Period ends. If the Shares are sold less than 30 days after the Restriction Period ends, generally no CGT will apply.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares when the Restriction Period ends. Where the net sale price of the Shares is greater than the Tax Value of the Shares, the difference will be treated as a capital gain. CGT is payable on the value of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months following the end of the Restriction Period, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares as described above, this difference will be treated as capital loss.

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EXEMPT PURCHASE OFFER

- What is the Exempt Purchase Offer?
- What are the Contribution Choices?
- How long do I have to hold the Shares for?
- Are there any fees or costs?
- Ceasing Employment
- Your Taxation Options
  - Introduction
  - What are the taxation options?
  - Tax Exemption Concession
  - Example – Tax Exemption Concession
  - Tax Deferral Concession
  - Example – Tax Deferral Concession
  - Other Taxation Considerations

CLICK HERE TO CONTACT PLAN MANAGERS

INTRODUCTION | OFFER ESSENTIALS | **EXEMPT PURCHASE OFFER** | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

your taxation options

EXAMPLE – TAX DEFERRAL CONCESSION

ASSUMPTIONS:

- You are allocated 181 Shares
- Tax Value when the Restriction Period ends is $6.50 per Share
- Shares are sold at $7.00 per Share, more than 30 days after the 3 year Restriction Period ends.
- A fee of $50 is paid in relation to the sale of the Shares.
- Your marginal rate of income tax is 31.5%

INCOME TAX PAYABLE		
Tax Value at end of Restriction Period	(181 Shares x $6.50)	$1,176
Income tax payable	($1,176 x 31.5%)	$370

CGT PAYABLE ON SALE OF SHARES		
Sale Price	(181 Shares x $7.00)	$1,267
Less Tax Value of Shares when the Restriction Period ends	(181 Shares x $6.50)	$1,176
Less Sale Fee:		$50
Capital gain:		$91
CGT Payable	**($91 x 31.5%)**	**$29**

- As Shares have not been held for more than 12 months following the end of the Restriction Period, the full capital gain, that is $91, is subject to CGT.
- If Shares had been held for more than 12 months following the end of the Restriction Period, 50% of the capital gain, that is $45, would be subject to CGT. At a marginal rate of 31.5%, $14 CGT would be payable.

your taxation options

ARE THERE ANY OTHER TAX CONSIDERATIONS?

TAXATION OF DIVIDENDS

Any dividends you may receive on the Shares will be subject to income tax at your marginal rate of income tax. The gross amount of dividends, including any franking credits, should be included as income in your tax return for the year in which they are paid.

TAX FILE NUMBER

Providing your Tax File Number (TFN) to Computershare is optional. All companies are required to deduct tax at the top marginal rate of income tax plus Medicare levy, from unfranked dividends paid where the shareholder has not supplied their TFN. Tax will not be deducted from any unfranked dividends if you quote your TFN.

HOME

EXEMPT PURCHASE OFFER

- What is the Exempt Purchase Offer?
- What are the Contribution Choices?
- How long do I have to hold the Shares for?
- Are there any fees or costs?
- Ceasing Employment
- Your Taxation Options
  - Introduction
  - What are the taxation options?
  - Tax Exemption Concession
  - Example – Tax Exemption Concession
  - Tax Deferral Concession
  - Example – Tax Deferral Concession
  - Other Taxation Considerations

CLICK HERE TO CONTACT PLAN MANAGERS

INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

RECORD KEEPING

Computershare will issue you with a statement for each dividend payment and a tax statement at the end of each financial year, to provide you with information needed for your tax return. All statements are available online from the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

NEED MORE INFORMATION?

You can find more information on the tax implications of participating in employee share plans from:

- A qualified financial or taxation adviser
- Australian Taxation Office: http://www.ato.gov.au/individuals/content.asp?doc=/content/24703.htm
- Or from the ATO website home page: Home>Individuals>Declarable income essentials>Investment income>Share income


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deferred purchase offer


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DEFERRED PURCHASE OFFER
What is the Deferred Purchase Offer?
What are the Contribution Choices?
How long do I have to hold the Shares for?
Are there any fees or costs?
Ceasing Employment
Your Taxation Options

WHAT IS THE DEFERRED PURCHASE OFFER?

Under the Deferred Purchase Offer, you can receive a minimum of $1,500 of your Salary as fully paid ordinary IAG Shares, up to a maximum of 30% of your Salary, or the minimum Salary under a relevant award.

Income tax can be deferred on Shares acquired, for up to 10 years from allocation, provided the Shares remain subject to a Restriction Period and you remain employed by the Group.

You may request the Trustee to transfer or sell Shares held in the Plan, after a 3 year Interim Restriction Period has ended.

WHAT ARE THE CONTRIBUTION CHOICES?

You may elect to receive a minimum of $1 500 of your Salary, up to a maximum of 30% of your Salary (or the minimum Salary under a relevant award) as fully paid ordinary IAG Shares. Total Salary contributions must be a multiple of $500.

Salary contributions will be completed over 10 fortnights or 5 months (depending on your pay frequency), from the first full pay period commencing on or after 1 January 2007.

HOME
DEFERRED PURCHASE OFFER
What is the Deferred Purchase Offer?
What are the Contribution Choices?
How long do I have to hold the Shares for?
Are there any fees or costs?
Ceasing Employment
Your Taxation Options
CLICK HERE TO CONTACT PLAN MANAGERS

INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | **DEFERRED PURCHASE OFFER** | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

HOW LONG DO I HAVE TO HOLD THE SHARES FOR?

ARE THERE ANY RESTRICTIONS ON THE SHARES?

There will be restrictions on your ability to sell or deal with your Shares during the Restriction Period and Interim Restriction Period. During this time, your Shares will be held in Trust on your behalf by the Trustee of the Plan.

WHEN DOES THE RESTRICTION PERIOD END?

You will be notified by Computershare when the restriction period has ended.

Generally, the Restriction Period on your Shares ends on the earlier of:

- 10 years from the Allocation Date, or
- Cessation of employment, or
- When you are able to deal with your Shares (eg. Following approval of a Withdrawal Request).

The Interim Restriction Period ends 3 years from the Allocation Date, provided that you remain employed by the Group at that time.

WHAT HAPPENS WHEN THE RESTRICTION PERIOD ENDS?

When the Restriction Period ends, you should submit a Withdrawal Request to provide instructions to the Trustee to transfer Shares to you or sell them on your behalf, and pay the applicable transfer or sale fee within 2 months of the Restriction Period ending.

If you do not submit a Withdrawal Request, the Trustee may:

- continue to hold the Shares in the Trust on your behalf until you provide a Withdrawal Request and pay the applicable transfer or sale fee, or
- Sell the number of your Shares that is required to satisfy the applicable transfer fee and transfer any remaining Shares into your name.

The Trustee has absolute discretion in this regard.

WHAT HAPPENS AFTER THE 3 YEAR INTERIM RESTRICTION PERIOD ENDS?

After the 3 year Interim Restriction Period ends, you may submit to the Trustee, a Withdrawal Request to transfer or sell Shares. The Trustee will consider and if appropriate approve the Withdrawal Request.

The Trustee will not approve a Withdrawal Request if, for example, Shares will be forfeited under the Terms of the Plan for example in the case of dismissal from the Group for reasons including serious misconduct.

WHEN WOULD I FORFEIT MY INTEREST IN THE SHARES?

If you have committed an act which constitutes serious misconduct or it is evident that you intended to commit an act which represents serious misconduct, you may forfeit Shares allocated to you.

HOW DO I REQUEST THE TRUSTEE TO SELL OR TRANSFER SHARES AFTER THE 3 YEAR INTERIM RESTRICTION PERIOD ENDS?

If you wish the Trustee to transfer your Shares to you, you should complete a Withdrawal Request and submit to Computershare together with the current transfer fee. Computershare will seek approval from the Trustee to transfer Shares requested.

If you wish the Trustee to sell Shares on your behalf, you should submit a Withdrawal Request to sell Shares. This may be submitted using a paper Withdrawal Request or the Sale Facility. Computershare will seek approval from the Trustee to sell Shares requested. A Sale fee is payable in relation to any sale of Shares and this will be deducted from sale proceeds.

More information on submitting a Withdrawal Request will be provided in the time leading up to the Interim Restriction Period ending.

WHAT IS THE SALE FACILITY?

The Sale Facility is a self-service sale function which is provided to you by Computershare on the IAG Employee Share Plan Centre website, to enable you to sell available Shares directly from your Plan holding.

ARE THERE ANY FEES OR COSTS?

You will not pay any fees or costs to have the Shares allocated to you.

However a transfer and/or sale fee will apply in relation to the Trustee transferring or selling Shares on your behalf after the Interim Restriction Period has ended. This will apply if you:

- Submit a Withdrawal Request to the Trustee to have Shares transferred to you or sold on your behalf, or
- Fail to submit a Withdrawal Request to have the Shares transferred to you or sold on your behalf when the Restriction Period ends. In this case, the Trustee will sell the number of your Shares that is required to satisfy the applicable transfer fee and transfer any remaining Shares into your name. The Trustee has absolute discretion in this regard.

WHAT IS THE TRANSFER FEE

The transfer fee is payable to Computershare, at any time Shares are transferred from the Trust into your name. The transfer fee amount will vary from time to time. The current transfer fee is $66.

WHAT IS THE SALE FEE?

A sale fee, which includes administration costs, brokerage costs, GST and bank fees, is payable to Computershare for selling any Shares on your behalf. This fee will be deducted from any sale proceeds. Fees may vary over time and will be set out in the Computershare Financial Services Guide (FSG). The minimum fee is currently $43.05

If you decide to respond to the Offer, organisations providing financial services in relation to the Plan may be required to give you a financial services guide (FSG) setting out particulars relevant to those financial services. The FSG can be provided to a company nominated by you to receive the FSG on your behalf. If you respond to the Offer, you appoint Insurance Australia Group Limited to receive on your behalf any FSG (and any update of that document) that you are required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to you upon request and by posting it on their intranet.

WHAT HAPPENS IF I CEASE EMPLOYMENT?

If you cease employment prior to the Salary Contribution Period ending, contributions made will be refunded to you through your pay.

If your employment ceases after Shares have been allocated to you, you should submit a Withdrawal Request to provide instructions to the Trustee within 2 months of the date your employment ceases, to transfer Shares to you or sell them on your behalf, and pay the applicable transfer or sale fee.

If you do not submit a Withdrawal Request, the Trustee may:

- continue to hold the Shares in the Trust on your behalf until you provide a Withdrawal Request and pay the applicable transfer or sale fee, or
- Sell the number of your Shares that is required to satisfy the applicable transfer fee and transfer any remaining Shares into your name. The Trustee has absolute discretion in this regard.

your taxation options

HOME

DEFERRED PURCHASE OFFER

- What is the Deferred Purchase Offer?
- What are the Contribution Choices?
- How long do I have to hold the Shares for?
- Are there any fees or costs?
- Ceasing Employment
- Your Taxation Options
  - Introduction
  - What is the taxation treatment?
  - Tax Deferral Concession
  - Example – Tax Deferral Concession
  - Paying tax on Allocation
  - Example – Paying tax on Allocation
  - Other Tax Considerations

CLICK HERE TO CONTACT PLAN MANAGERS

INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

your taxation options

INTRODUCTION

The following taxation information provides you with general information on what you need to know about tax and the Plan before you respond to the Deferred Purchase Offer.

To ensure you understand what you need to do, you should read this information, and also consider seeking advice from a qualified adviser on your individual circumstances, if you are unsure whether to respond to the Offer.

The taxation information is based on Australian Tax law as at October 2006, assumes you are an Australian resident for taxation purposes other than 'temporary residents' or those engaged in 'foreign service' and that you do not acquire Shares or rights under an employee share or rights scheme from employers outside the Group.

It is very important that you seek independent legal advice, taking into account your personal circumstances, particularly if you are a non resident, a 'temporary resident' or engaged in 'foreign service' as the tax consequences of acquiring Shares in these circumstances will differ significantly.

In addition, as taxation laws may change from time to time, it is recommended that you confirm arrangements with a qualified adviser when completing your tax return.

your taxation options

WHAT IS THE TAXATION TREATMENT?

There are two types of tax treatment under the Deferred Purchase Offer. You need to decide which type of tax treatment best suits your individual circumstances.

TAX DEFERRAL CONCESSION

You can defer paying tax on the Shares until the earlier of 10 years from the date Shares were allocated to you, when you cease the relevant employment or when the Restriction Period ends.

The Deferred Purchase Offer allows you to take advantage of the Tax Deferral Concession. It will be available unless you make an election to be taxed on allocation.

ELECT TO BE TAXED ON ALLOCATION

You can make an election to be assessed for income tax in the financial year that the Shares are allocated and pay income tax on the value of the Shares when they were allocated to you.

INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | **DEFERRED PURCHASE OFFER** | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

your taxation options

TAX DEFERRAL CONCESSION

HOW CAN I DEFER PAYING INCOME TAX ON THE SHARES FOR UP TO 10 YEARS?

To select the Tax Deferral Concession and defer paying income tax for up to 10 years from allocation, you do not have to do anything.

WILL I BE ELIGIBLE TO RECEIVE ANY SHARES INCOME TAX FREE?

No, Shares acquired under this Offer are not eligible to receive the $1,000 Tax Exemption Concession and be provided free of income tax.

CAN I OBTAIN THE BENEFIT OF THE TAX DEFERRAL CONCESSION UNDER THIS OFFER AND THE TAX EXEMPTION CONCESSION UNDER THE OFFER IN THE EXEMPT PURCHASE PLAN?

No, if you obtain the benefit of the Tax Deferral Concession you cannot obtain the benefit of the Tax Exemption Concession in respect of the Offer under the Exempt Purchase Plan.

If you are considering participating under both Offers, it is important you seek advice from a qualified adviser before participating in the Plans.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX UNDER THE TAX DEFERRAL CONCESSION?

You will be assessed for income tax on the Tax Value of the Shares when the Restriction Period ends, unless you dispose of the Shares within 30 days of the Restriction Period ending.

Generally speaking, the Restriction Period on your Shares ends on the earlier of:

- 10 years from the Allocation Date, or
- Cessation of employment, or
- When you are able to deal with your Shares (eg following approval of a Withdrawal Request)

If you dispose of your Shares within 30 days of the Restriction Period ending, you will be assessed for income tax on the net sale price of the Shares (ie the whole amount of your sale proceeds) on the date Shares are sold.

HOW MUCH INCOME TAX WILL I PAY IF THE TAX DEFERRAL CONCESSION APPLIES?

Income tax is payable at your marginal rate of income tax, based on the Tax Value of the Shares.

The Tax Value for income tax purposes when the Restriction Period ends is the volume weighted average price at which IAG Shares were traded on the Australian Stock Exchange in the week leading up to and including the day that the Restriction Period ends, unless you sell the Shares within 30 days of the Restriction Period ending.

If you sell your Shares within 30 days of the Restriction Period ending, you will be assessed on an amount based on the net sale price of the Share, after sale fees and brokerage have been deducted.

WILL I HAVE TO PAY CAPITAL GAINS TAX (CGT) IF I CHOOSE THE TAX DEFERRAL CONCESSION?

Your Shares may be subject to capital gains tax (CGT) if they are sold more than 30 days after the Restriction Period ends. If the Shares are sold less than 30 days after the Restriction Period ends, generally no CGT will apply.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares when the Restriction Period ends. Where the net sale price of the Shares is greater than the Tax Value of the Shares the difference will be treated as a capital gain. CGT is payable on the amount of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months following the end of the Restriction Period, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares as described above, this difference will be treated as capital loss.

WHAT OTHER FACTORS DO I NEED TO CONSIDER?

Any election you make applies to **all** Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year. If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan.

your taxation options

TAXATION EXAMPLE – TAX DEFERRAL CONCESSION

ASSUMPTIONS:

- 2,000 Shares allocated to you.
- The 10 year Restriction Period has ended and Shares are sold at $9.00 per Share, more than 30 days after the Restriction Period ended and within 12 months of the Restriction Period ending.
- You are a current employee of the Group when the Restriction Period ends.
- Your marginal rate of income tax is 31.5% in the financial year when Shares are sold, including 1.5% Medicare levy.
- The Tax Value of the Shares when the Restriction Period ended was $8 per Share.

INCOME TAX PAYABLE		
Tax Value of Shares when Restriction Period ended	(2,000 Shares x $8)	$16,000
Income tax payable	**($16,000 x 31.5%)**	**$5,040**

CGT PAYABLE		
Sale Price	(2,000 Shares x $9)	$18,000
Less Tax Value of Shares when Restriction Period ended		$16,000
Less Sale Fee:		$50
Capital gain:		$1,950
CGT Payable	**($1,950 x 31.5%)**	**$614**

- As Shares have not been held for more than 12 months following the end of the Restriction Period, the full capital gain, that is $1,950, is subject to CGT.
- If the Shares had been held for more than 12 months following the end of the Restriction Period, 50% of the capital gain would be subject to CGT, that is $975. At a marginal rate of 31.5%, $307 CGT would be payable.

your taxation options

PAYING TAX ON ALLOCATION

CAN I ELECT TO PAY INCOME TAX ON ALLOCATION OF THE SHARES?

You can make an election to be assessed for income tax in the financial year that the Shares are allocated and pay income tax on the Tax Value of the Shares when they were allocated to you.

WILL I BE ELIGIBLE TO RECEIVE ANY SHARES INCOME TAX FREE?

No, Shares acquired under this Offer are not eligible to receive the $1,000 Tax Exemption Concession and be provided free of income tax.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX?

You will be assessed for income tax on the Tax Value of the Shares in the financial year when Shares are allocated to you.

HOW MUCH INCOME TAX WILL I PAY?

Income tax is payable at your marginal rate of income tax based on the Tax Value of the Shares on allocation. The Tax Value is the volume weighted average price at which IAG Shares were traded on the Australian Stock Exchange in the week leading up to and including the Allocation Date.

WILL I HAVE TO PAY CAPITAL GAINS TAX IF I ELECT TO BE TAXED ON ALLOCATION?

Your Shares may be subject to CGT if they are sold for more than the Tax Value on allocation.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares on allocation. Where the net sale price of the Shares is greater than the Tax Value of the Shares the difference will be treated as a capital gain. CGT is payable on the value of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months since the Allocation Date, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares as described above, this difference will be treated as capital loss.

WHAT OTHER FACTORS DO I NEED TO CONSIDER?

Any election you make applies to **all** Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year, for example the IAG Performance Award Rights Plan. If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan.

your taxation options

EXAMPLE – PAYING TAX ON ALLOCATION

ASSUMPTIONS:

- You are allocated 2,000 Shares
- Tax Value of $5.50 per Share on allocation
- The 10 year Restriction Period has ended and Shares are sold at $9.00 per share, within 12 months of the Restriction Period ending.
- A fee of $50 is paid in relation to the sale of the Shares.
- Your marginal rate of income tax is 31.5%

INCOME TAX PAYABLE		
Tax Value on allocation	(2,000 Shares x $5.50)	$11,000
Income tax payable		**$3,465**

CGT PAYABLE ON SALE OF SHARES		
Sale Price	(2,000 Shares x $9.00)	$18,000
Less Tax Value of Shares on allocation	(2,000 Shares x $5.50)	$11,000
Less Sale Fee:		$50
Capital gain:		$6,500
CGT Payable	**($6,500 x 50% x 31.5%)**	**$1,024**

- As Shares have been held for more than 12 months from allocation, 50% of the capital gain, that is $6,500 is subject to CGT, at your marginal rate of income tax.
- If the Shares had not been held for more than 12 months from allocation; the full capital gain, that is $6,500, would be subject to CGT. At a marginal rate of 31.5%, $2,048 CGT would be payable.


HOME
DEFERRED PURCHASE OFFER
What is the Deferred Purchase Offer?
What are the Contribution Choices?
How long do I have to hold the Shares for?
Are there any fees or costs?
Ceasing Employment
Your Taxation Options
Introduction
What is the taxation treatment?
Tax Deferral Concession
Example - Tax Deferral Concession
Paying tax on Allocation
Example - Paying tax on Allocation
Other Tax Considerations

your taxation options

OTHER TAX CONSIDERATIONS

TAXATION OF DIVIDENDS

Any dividends you may receive on the Shares will be subject to income tax at your marginal rate of income tax. The gross amount of dividends, including any franking credits, should be included as income in your tax return for the year in which they are paid.

TAX FILE NUMBER

Providing your Tax File Number (TFN) to Computershare is optional. All companies are required to deduct tax at the top marginal rate of income tax plus Medicare levy, from unfranked dividends paid where the shareholder has not supplied their TFN. Tax will not be deducted from any unfranked dividends if you quote your TFN.


HOME
DEFERRED PURCHASE OFFER
What is the Deferred Purchase Offer?
What are the Contribution Choices?
How long do I have to hold the Shares for?
Are there any fees or costs?
Ceasing Employment
Your Taxation Options
Introduction
What is the taxation treatment?
Tax Deferral Concession
Example - Tax Deferral Concession
Paying tax on Allocation
Example - Paying tax on Allocation
Other Tax Considerations
CLICK HERE TO CONTACT PLAN MANAGERS

RECORD KEEPING

Computershare will issue you with a statement for each dividend payment and a tax statement at the end of each financial year to provide you with information for your tax return. You will also be provided with online access to Plan documents and statements from the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

NEED MORE INFORMATION?

You can find more information on the tax implications of participating in employee share plans from:

- A qualified financial or taxation adviser
- Australian Taxation Office: www.ato.gov.au/individuals/content.asp?doc=/content/24703.htm or from the ATO website home page: Home>Individuals>Declarable income essentials>Investment income>Share income

steps to apply and receive shares

1. Choose which Offer you wish to respond to
2. Complete your response
3. Make Salary contributions
4. Share allocation



CLICK HERE TO CONTACT PLAN MANAGERS

STEPS TO APPLY AND RECEIVE SHARES

1. **Choose which Offer you wish to respond to**
2. Complete your response
3. Make Salary contributions
4. Share allocation

1. CHOOSE WHICH OFFER YOU WISH TO RESPOND TO

You can respond to:

1) the Exempt Purchase Offer, if you wish to receive up to $1,000 of your Salary as Shares,

2) the Deferred Purchase Offer if you wish to receive a minimum of $1,500 of your Salary as Shares

To help you decide, you should read the Offer Comparison Overview, and the specific sections on your chosen Offer in this booklet, and make sure you understand the terms and conditions that apply.

You should also consider seeking independent advice from a qualified adviser if you are unsure whether to participate.

CLICK HERE TO CONTACT PLAN MANAGERS

2. COMPLETE YOUR RESPONSE

You will be sent an invitation on 13 November 2006. This invitation will contain a personalised password, which you will need to access the Offers on the IAG Employee Share Plan Centre website and complete an online response.

YOU MUST COMPLETE AND SUBMIT YOUR RESPONSE BY 5PM AEDT ON FRIDAY 1 DECEMBER 2006.

Your acceptance of the Offer will take effect at the time Shares are allocated to you.

There are two ways to respond:

1. ONLINE RESPONSE

In general, you must respond to the Offer online on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

The IAG Employee Share Plan Centre website and online response is administered by Computershare.

You should complete an online response unless you are unable to do so.

2. PAPER RESPONSE

If you do not have access to InsideIAG or the internet, you may respond to an Offer by completing a paper Acceptance Form. If you require paper Offer documents, which include the Acceptance Form, you can request these from Computershare on 1800 452 196.

Whether you complete an online or paper response, your Acceptance Form must be submitted and received by 5pm AEDT on Friday 1 December 2006.

HOME | INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

STEPS TO APPLY AND RECEIVE SHARES

1 Choose which Offer you wish to respond to
2 Complete your response
Online response
1. Access the IAG Employee Share Plan Centre website
2. Login to the Offer and complete the online response
3. Ensure you receive an offer response confirmation
Paper response
3 Make Salary contributions
4 Share allocation

1. Completing your response - online response

To complete the online response, you should

1. Access the IAG Employee Share Plan Centre website
2. Login to the Offer and complete the online response
3. Ensure you receive a response confirmation

STEPS TO APPLY AND RECEIVE SHARES

1 Choose which Offer you wish to respond to
2 Complete your response
   Online response
   1. Access the IAG Employee Share Plan Centre website
   2. Login to the Offer and complete the online response
   3. Ensure you receive an offer response confirmation
   Paper response
3 Make Salary contributions
4 Share allocation

1. Completing your response - online response

STEP 1. ACCESS THE IAG EMPLOYEE SHARE PLAN CENTRE WEBSITE

Access the IAG Employee Share Plan Centre website at http://www.computershare.com/employee/au/iag via insideIAG, or any internet connection, by:

- Clicking on the website link above, or
- Clicking on the link on insideIAG, or
- typing the website address directly into the address line on your internet browser

You will be directed to the IAG Employee Share Plan Centre website homepage.

Click on the button labelled "IAG Share Purchase Offers - Apply Here" to access the online response.

HOME | INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

STEPS TO APPLY AND RECEIVE SHARES

1 Choose which Offer you wish to respond to
2 Complete your response
   Online response
   1. Access the IAG Employee Share Plan Centre website
   2. Login to the Offer and complete the online response
   3. Ensure you receive an offer response confirmation
   Paper response
3 Make Salary contributions
4 Share allocation

1. Completing your response - online response

STEP 2. LOGIN TO THE OFFER AND COMPLETE THE ONLINE RESPONSE

1. LOGIN TO THE OFFER RESPONSE

To login you will need your:

1 Payroll number, and

2 Personalised Offer password, which was included in your invitation email or letter.

2. ACCESS AND READ ALL OFFER AND PLAN DOCUMENTS.

Select the Acceptance Form for the Purchase Offer you are responding to:

You can select the:

- Exempt Purchase Offer to receive up to $1,000 of your Salary as Shares
- Deferred Purchase Offer to receive $1,500 or more of your Salary as Shares

Please Note: Each Offer is a separate Offer that is made under a separate and distinct Plan. There are separate Acceptance Forms for each of the Offers; therefore you should be careful to select the correct Acceptance Form.

1. Completing your response - online response

3. COMPLETE AND SUBMIT THE ACCEPTANCE FORM.

Follow the onscreen instructions to :

- Select or enter the amount you wish to receive as Shares.
- Have the following information ready to enter or confirm where indicated:
  Bank account details. This enables dividend payments to be paid to you when due.
  Your tax file number (TFN) *

** Providing a TFN is optional. TFN will display as 'Quoted' if supplied previously to Computershare. Refer to Your Taxation Options – General Tax Information for more information on providing your TFN.*

Note: If you are an existing IAG shareholder, participant of the Employee Share Reward Plan, or other IAG share or rights plan, and your HR payroll number and name matches the Computershare records for these holdings, then your online response in relation to that shareholding and/or IAG share or rights plans should display the TFN status and bank account details held by Computershare.

Should you change any of these existing details as part of your online response, your Computershare records for these holdings will be updated automatically.

4. CONFIRM THE DETAILS DISPLAYED ON THE RESPONSE CONFIRMATION SCREEN ARE CORRECT AND SUBMIT.

You should carefully recheck all the information displayed is correct before submitting your response.

STEP 3. ENSURE YOU RECEIVE AN OFFER RESPONSE CONFIRMATION

Once you successfully complete and submit an online response, you will be provided with a confirmation number and an e-mail will be sent to your nominated email address to confirm your response has been completed.

STEPS TO APPLY AND RECEIVE SHARES

1 Choose which Offer you wish to respond to
2 Complete your response
Online response
1. Access the IAG Employee Share Plan Centre website
2. Login to the Offer and complete the online response
3. Ensure you receive an offer response confirmation
Paper response
3 Make Salary contributions
4 Share allocation

2. Complete your Response – Paper response

If you do not have access to insideIAG or the internet to complete an online response, you may respond to the Offers by completing a paper Acceptance Form. If you require paper Offer documents, which include the Acceptance Form, you must request these from Computershare on 1800 452 196.

Your paper Acceptance Form must be received by Computershare by 5pm AEDT on 1 December 2006.

STEPS TO APPLY AND RECEIVE SHARES

1 Choose which Offer you wish to respond to
2 Complete your response
3 **Make Salary contributions**
4 Share allocation

3. MAKE SALARY CONTRIBUTIONS

Your monthly or fortnightly cash Salary will be reduced during the Salary Contribution Period by the amount of your Salary to be received as Shares, from the first full pay period commencing on or after 1 January 2007.

The amount of your Salary contribution must not reduce your cash Salary to an amount that is below your Salary (as provided in the relevant Award.)

The Salary contribution will be the Total Salary Contribution you have nominated, equally divided by the number of pay periods in the Salary Contribution Period, based on your pay frequency.

The Salary Contribution Periods will vary depending on your pay frequency, as described in the following table. Contributions will cease automatically after the dates noted below.

SALARY CONTRIBUTIONS

Pay Frequency	Total Number of Contributions	First Contribution Pay Period	Last Contribution Pay Period
Fortnightly	10	8/1/2007 – 21/1/2007	14/5/2007 – 27/5/2007
Monthly	5	1/1/2007 – 31/1/2007	1/5/2007 – 31/5/2007

CONTRIBUTION EXAMPLE

If you elect to receive $1,000 of your Salary as IAG Shares and you are paid fortnightly, your fortnightly taxable cash Salary will be reduced by $100 per fortnight for 10 fortnights, from the pay period commencing on 8 January 2007.

If you require additional information on Contributions, please refer to Additional Questions and Answers in this booklet

STEPS TO APPLY AND RECEIVE SHARES

1 Choose which Offer you wish to respond to
2 Complete your response
3 Make Salary contributions
4 **Share allocation**

4. SHARE ALLOCATION

Provided that Salary contributions have been made over the Salary Contribution Period, and that you remain an employee of the Group on the Allocation Date, you will be allocated IAG Shares on the Allocation Date which is expected to be on or about 1 June 2007, and the relevant Restriction Period will commence.

The number of Shares you receive will be calculated by dividing the Salary contribution by the volume weighted average price (VWAP) at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date. The whole number of Shares you will receive will be calculated using this formula, rounded down to the nearest whole Share.

Any contribution balance remaining will be held in a suspense account on your behalf by either Computershare (Exempt Purchase Offer) or the Trustee (Deferred Purchase Offer), for crediting with future share Offers or allocations.

You will be issued a holding statement shortly following provision of your Shares, which will be available from the IAG Employee Share Plan Centre website.

EXAMPLE

The VWAP calculated as at the date of these Offers is $5.63.

If the Salary contribution is $1,000 and the VWAP of IAG Shares for the week up to and including the Allocation Date was the same as the VWAP on the date of the Offers (being $5.63), the whole number of Shares you will receive will be

$1,000 / $5.63 = 177 Shares.

The balance of $3.49 will be held in suspense, for the future provision of Shares or Offers.

During the Offer period, you may request: the current market price of the Shares, the VWAP of the Shares traded on the ASX on the date of the request, and an updated calculation of the number of Shares that could be acquired based on that VWAP by contacting IAG Remuneration and Benefits.

IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

additional questions and answers

- The Offer
- Responding to the Offer
- Making Contributions
- Share Allocation
- Restrictions
- Insider Trading
- Ceasing Employment
- Dividends
- Plan Communications
- General Questions

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HOME | INTRODUCTION | OFFER ESSENTIALS | EXEMPT PURCHASE OFFER | DEFERRED PURCHASE OFFER | STEPS TO APPLY & RECEIVE SHARES | ADDITIONAL QUESTIONS & ANSWERS | OTHER INFORMATION

ADDITIONAL QUESTIONS AND ANSWERS

- **The Offer**
- Responding to the Offer
- Making Contributions
- Share Allocation
- Restrictions
- Insider Trading
- Ceasing Employment
- Dividends
- Plan Communications
- General Questions

THE OFFER

AM I AN ELIGIBLE EMPLOYEE?

You are an eligible employee if you are an Australian employee of the Group, who is employed on either a full or part time basis, as at 1 November 2006, until the Allocation Date.

If you are a casual employee, or a contractor who is not employed by the Group, you are not eligible to respond to the Offer.

DO I HAVE TO PARTICIPATE IN THE PLAN?

Participation in the Plans is voluntary, so you can choose whether you respond to an Offer or not. If you choose to participate, you must respond to the Offer in full.

CAN I APPLY TO HAVE THE SHARES ALLOCATED TO SOMEONE ELSE?

The Shares must be applied for and acquired in your name. You cannot transfer this Offer or elect for the Shares to be allocated to another person.

RESPONDING TO THE OFFER

WHAT DO I HAVE TO DO TO RECEIVE SHARES?

You must respond to the Offer by completing an online response, or submitting a paper Acceptance Form to Computershare by 5pm AEDT on 1 December 2006 and make Salary contributions during the Salary Contribution Period. You must also remain an employee of the Group on the Allocation Date.

CAN I COMPLETE AN ONLINE RESPONSE FROM HOME, IF I HAVE INTERNET ACCESS?

Yes, you can access the IAG Employee Share Plan Centre website to complete an online response from any internet connection. You will receive immediate confirmation if you respond online.

HOW DO I RESPOND TO THE OFFER IF I DON'T HAVE ACCESS TO THE INTERNET?

We will endeavour to identify eligible employees without internet access at work and provide a paper invitation letter. If you need paper Offer documents, contact Computershare on 1800 452 196 by 17 November 2007, to ensure you have adequate time to consider the Offers and respond by 5pm on 1 December 2006.

WHAT IF I DON'T RESPOND TO THE OFFER IN TIME?

You will not be able to participate in the Offers, if you have not submitted an online or paper response by 5pm 1 December 2006.

CAN I RESPOND TO THE OFFER IF I WILL BE ON EXTENDED LEAVE?

You can respond to the Offer if you will be receiving a Salary for at least part of the Salary Contribution Period.

If you will be on extended unpaid leave for the whole Salary Contribution Period, you should not respond, as no contributions will be made and you will not receive any Shares.

CAN I DECIDE NOT TO PARTICIPATE ONCE I HAVE RESPONDED TO THE OFFER?

If you decide not to participate after you have submitted a response, but prior to the Offers closing on 1 December 2006, you can withdraw your response by submitting a request in writing to Computershare to withdraw your response.

You cannot withdraw your response at any time after the Offers close on 1 December 2006.

MAKING CONTRIBUTIONS

WHAT HAPPENS IF I WILL BE ON PLANNED EXTENDED LEAVE DURING SOME OF THE SALARY CONTRIBUTION PERIOD?

Salary contributions will be made each pay period while you are on paid leave, for example annual leave or long service leave.

If you will be on extended unpaid leave, for example parental leave or a career break, for part of the Salary Contribution Period, contributions will not be deducted in those periods where you do not receive any pay. In this case, you will be allocated Shares to the value of contributions that you have actually contributed.

If you will be on extended unpaid leave for the whole Salary Contribution Period, no contributions will be made and you will not receive any Shares.

CAN I MAKE SALARY CONTRIBUTIONS OUTSIDE OF THE SALARY CONTRIBUTION PERIOD?

No, you can only make contributions during the Salary Contribution Period, being the period commencing on or after 1 January 2007 and ending on or before 31 May 2007.

CAN I CHANGE OR CANCEL THE CONTRIBUTION AMOUNTS AFTER I HAVE COMPLETED A RESPONSE?

If you decide to change your nominated contribution after you have submitted a response, you can change your response by submitting a new online response or paper Acceptance Form by 5pm on 1 December 2006.

If you have submitted a response and no longer wish to participate in the Plans, you must submit a written request to withdraw your response to Computershare by 5pm on 1 December 2006.

You cannot change or cancel your contributions after the Offers close on 1 December 2006.

SHARE ALLOCATION

IF I CURRENTLY HAVE OTHER IAG SHARES, WILL ANY NEW SHARES BE ADDED TO MY EXISTING HOLDING?

If you are an existing IAG shareholder, participant of the Employee Share Reward Plan, or other IAG share or rights plan and the records held by Computershare for those holdings matches the HR payroll number and name for these Offers; we have linked the Offers with your existing holdings.

This means your online response will display the bank account details and TFN status held by Computershare for your existing holdings.

Should you change any of the personal details recorded, as part of your online response, the Computershare records for your existing holdings will be updated automatically.

Please note that if your existing holdings are not held in exactly the same name, or are held in a broker sponsored account, your records cannot be automatically linked. You may however request Computershare to merge your holdings.

ADDITIONAL QUESTIONS AND ANSWERS

RESTRICTIONS

WHY DO I HAVE TO HOLD THE SHARES FOR A RESTRICTION PERIOD?

The Tax Act requires that employees must be restricted from selling Shares to be eligible to receive the available tax concessions.

CAN I TRANSFER THE SHARES TO SOMEONE ELSE?

You cannot sell or deal with the Shares during the Restriction Period. You cannot transfer ownership of the Shares to another person during the Restriction Period.

In addition, you will not be able to deal with the Shares where the Shares remain on the Share Plan Register or in trust on your behalf.

Once the Restriction Period has ended, you may submit a request to transfer your Shares to the IAG Share register. You may then deal with your Shares as you wish, subject to any relevant insider trading laws and policy.

ADDITIONAL QUESTIONS AND ANSWERS

- The Offer
- Responding to the Offer
- Making Contributions
- Share Allocation
- Restrictions
- Insider Trading
- Ceasing Employment
- Dividends
- Plan Communications
- General Questions

INSIDER TRADING

WHAT IS INSIDER TRADING AND HOW DOES IT IMPACT SHARES ALLOCATED UNDER THESE OFFERS?

Under Australian law, it is a criminal offence to trade, or encourage others to trade, in Shares with the benefit of information which is not generally available and which could reasonably be expected to have a material effect on the price or value of the Shares ("Inside Information"), or to communicate such information to persons who are likely to trade, or encourage others to trade in the Shares. This is called "insider trading" and can attract fines of up to $220,000 and/or five years imprisonment.

There is an exception for employees acquiring Shares under an employee share plan, so the acquisition of Shares under the Plan is exempted from the insider trading prohibitions. However the exception does not apply to the disposal of Shares by employees, which includes selling Shares.

If you participate in the Plan, you should take care to ensure that you do not contravene the insider trading provisions when you dispose of the Shares (including issuing instructions to the Trustee to dispose of your Shares under the Deferred Purchase Plan).

You must also comply with the IAG Continuous Disclosure and Insider Trading Policy. It is important to understand that compliance with the policy is no guarantee of compliance with the law in relation to insider trading. You should consider the circumstances, including whether you are aware of price sensitive non public information and seek legal advice if necessary, to satisfy yourself that you are not contravening the law.

ADDITIONAL QUESTIONS AND ANSWERS

IS THERE ANYTHING I NEED TO KNOW IF I AM A DESIGNATED EMPLOYEE?

If you are a designated employee under the IAG Continuous Disclosure and Insider Trading Policy, additional restrictions apply in relation to selling or dealing in your Shares. In particular, all sales must be completed within a trading window.

If you possess price sensitive non public information, you may not sell or deal with your Shares under any circumstances while that information remains confidential to IAG. If you are subject to the additional restrictions in place for IAG directors and Group Executives, you must also obtain the permission of the IAG Board Nomination, Remuneration and Sustainability Committee before proceeding with any sale. Please refer to insideIAG for more information.

ADDITIONAL QUESTIONS AND ANSWERS

WHAT HAPPENS IF I CEASE EMPLOYMENT

1. DURING THE SALARY CONTRIBUTION PERIOD?

If you cease the relevant employment prior to the Salary Contribution Period ending, contributions made will be refunded to you through your pay.

2. AFTER SHARES ARE ALLOCATED?

If your relevant employment ceases after Shares have been allocated to you, the Restriction Period which applies to your Shares will cease.

Different conditions apply to Shares allocated under the Exempt Purchase Offer and Deferred Purchase Offer on cessation of your employment. Please refer to Ceasing Employment, under the Exempt Purchase Offer or Deferred Purchase Offer sections for specific information on those conditions.

DIVIDENDS

WILL I RECEIVE DIVIDENDS?

Once Shares have been allocated to you, your Shares will be eligible to receive cash dividends (in the case of Exempt Plan Shares), or receive cash dividend distributions from the Trust, (in the case of Deferred Plan Shares). Dividend payments are not guaranteed and will depend on a number of factors including IAG profitability and dividend policy.

WHEN WILL I RECEIVE DIVIDENDS?

Dividends are announced in February and August each year, when IAG declares half and full year operating results and are generally paid in April and October each year. Payments are credited to the bank account you nominate when responding to the Offer, or that you advise Computershare later.

WILL MY DIVIDENDS BE FRANKED?

Dividends may be fully or partially franked, or unfranked. The level of franking is determined by IAG and no guarantee is given on the level of franking provided.

CAN I PARTICIPATE IN THE DIVIDEND REINVESTMENT PLAN (DRP)?

You cannot participate in any DRP in relation to Shares allocated to you under the Offers unless the Shares are transferred onto the main IAG share register, after the Restriction Period ends.

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PLAN COMMUNICATIONS

WHEN WILL I RECEIVE INFORMATION ABOUT MY SHARES?

You will be issued with a holding statement when your Shares are allocated to you, and will have ongoing online access to your shareholding information, plan documents and communications at any time through the IAG Employee Share Plan Centre website. You will also receive information on dividends when paid, tax related communications at the end of each financial year, and any other general IAG shareholder information.

WHERE CAN I GET MORE INFORMATION ABOUT THE OFFER AND THE PLAN?

Plan and Offer documents and other information are available free of charge from insideIAG and the IAG Employee Share Plan Centre website: www.computershare.com/employee/au/iag

IAG will provide a copy of the Trust Deed and the IAG Constitution to any employee on request (without charge) within a reasonable period after the request is made. All requests should be made to IAG Remuneration and Benefits.

ADDITIONAL QUESTIONS AND ANSWERS

GENERAL QUESTIONS

HOW DO I CHANGE MY NAME, ADDRESS AND BANK ACCOUNT DETAILS?

You can change your personal details by accessing the IAG Employee Share Plan Centre website. You may also advise Computershare in writing.

ARE THERE ANY RISKS IN OWNING THESE SHARES?

There are risks in all investments and the price of your Shares may go up as well as down, both prior to and after allocation.

As with any investment in shares, there can be no guarantee as to future dividends, or distributions, since these are dependant on earnings and the financial condition of the Group. It is possible that if there are losses, or profits fall, you (as a shareholder) may not receive dividends or the amount of dividends may be reduced and the value of the Shares held for you under the Plan may fall. As a type of asset, shares are more volatile compared to other major types of assets, for example, property, cash and fixed interest deposits. The price of the Shares as quoted on the Australia Stock Exchange will fluctuate and depend on IAG's performance, investors' perceptions and the Australian share market generally.

It is recommended that you seek advice from a qualified adviser on whether this is an appropriate investment for your individual circumstances, prior to responding to an Offer.

HOW WILL I KNOW HOW THE SHARES ARE PERFORMING?

You will receive reports and communications available to IAG shareholders. IAG's current share price is listed on the insideIAG home page. Current and historical share price information is also available from the IAG corporate website: http://www.iag.com.au/pub/iag/shareholder/share_price_data.shtml

During the Offer period you may request the current market price of the Shares, the VWAP of the Shares traded on the ASX on the date of the request and an updated calculation of the number of Shares that could be acquired based on that VWAP, by contacting IAG Remuneration and Benefits. IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

ADDITIONAL QUESTIONS AND ANSWERS

CAN I VOTE AT MEETINGS OF THE COMPANY?

Yes. Exempt Offer participants will vote in the same way as other IAG shareholders. Deferred Offer participants will be able to provide voting instructions through the Trustee of the Plan.

CAN I PARTICIPATE IN ANY RIGHTS AND BONUS ISSUES?

If IAG announces a "rights issue", you will be notified and given the opportunity to exercise those rights. You will also be entitled to participate in any "bonus issues" and any Shares issued in respect of your allocated Shares under a bonus issue will be considered to have been acquired at the same time your Shares were acquired.

HOW WILL IAG AND COMPUTERSHARE USE MY PERSONAL INFORMATION?

At IAG, we respect your privacy. Any personal information you give us in connection with these Plans will be used for the purposes of the administration of the Plans, contacting you about shareholder issues, dividends and meetings and registration of Shares allocated under the Plans. IAG expects that we will disclose your personal information for these purposes to, without limitation, the Trustee, Computershare, relevant entities within the Group, ASX, and any of our service providers (eg mail houses).

Please note that if you do not provide the information required in the online response or paper Acceptance Form it might affect your participation in the Plans.

If you have any privacy concerns, would like information relating to your privacy rights and how the Company handles your personal information, or would like to verify information held about you, please contact the Head of Human Resources.

other information

- Definitions
- Other Matters
- Links to other documents


CLICK HERE TO CONTACT PLAN MANAGERS

OTHER INFORMATION

- **Definitions**
- Other Matters
- Links to other documents

DEFINITIONS

Acceptance Form	means either a paper acceptance form provided by IAG or the electronic form completed in the online response process.
Allocation Date	means the date on which Shares are allocated to you, which is expected to be on or about 1 June 2007, unless IAG announces a different date.
ASIC	means the Australian Securities & Investments Commission
ATO	means the Australian Taxation Office
Board or IAG Board	means the Board of directors of IAG, or the Nomination Remuneration and Sustainability Committee, as the context requires
Booklet or booklet	means the IAG Employee Share Plans Offer booklet, which sets out the terms of the Exempt Purchase Offer and Deferred Purchase Offer being made to eligible employees.
CGT	means capital gains tax
Closing Date	means 5.00 pm AEDT time on Friday 1 December 2006, unless IAG announces a different date
Computershare	means Computershare Plan Managers Pty Ltd, who administer share plans on behalf of IAG.
Deferred Purchase Offer	means the offer set out in this Offer booklet to acquire Shares under the IAG Deferred Employee Share Plan.
Sale Facility	means the share Sale Facility provided by Computershare

CLICK HERE TO CONTACT PLAN MANAGERS

OTHER INFORMATION

- Definitions
- Other Matters
- Links to other documents

Corporations Act	means the Corporations Act 2001
Dividend	means a distribution of part of a company's net profit to shareholders. Usually expressed as cents per share
Employee	means an employee of the Group who has been deemed to meet the eligibility conditions approved by the Board
Event	means (a) a takeover bid is made to the holders of issued ordinary fully paid Shares in IAG (other than as a result of an allotment or transfer approved by the Board); (b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting Shares in IAG (other than as a result of an allotment or transfer approved by the Board); (c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (d) IAG passes a resolution for voluntary winding up; or (e) an order is made for the compulsory winding up of IAG.
Exempt Purchase Offer	means the offer set out in this Offer booklet to acquire Shares under the IAG Exempt Share Plan.

OTHER INFORMATION

- Definitions
- Other Matters
- Links to other documents

Group	means IAG and its subsidiaries.
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
IAG Exempt Share Plan	means the Plan established by the Trust Deed.
IAG Deferred Employee Share Plan	means the Plan established by the Trust Deed.
Interim Restriction Period	means, in relation to the Deferred Purchase Offer, the period commencing on the date of allocation of the Deferred Shares, and ending 3 years from the Allocation Date or the last day of the Restriction Period.
Offer or Offers	means the offer to employees to accept an allocation of Shares under the Plans.
Offer documents	means this booklet, Acceptance Forms, FSG and the Plan Rules and Plan Terms for each applicable Offer.
online response	means the process by which eligible employees may respond to the Offer at the IAG Employee Share Plan website.
Plan or Plans	means, in relation to the Exempt Purchase Offer, the IAG Exempt Share Plan, or, in relation to the Deferred purchase Offer the IAG Deferred Employee Share Plan.
Plan Rules	means the rules governing the operation of the IAG Exempt Employee Share Plan as set out in the Trust Deed.
Plan Terms	means the rules governing the operation of the IAG Deferred Employee Share Plan as set out in the Trust Deed.

OTHER INFORMATION

- Definitions
- Other Matters
- Links to other documents

Restriction Period:	means: 1. In relation to the Exempt Purchase Offer: the period commencing at the date of allocation of the Exempt Share and ending on the earliest of: (a) 3 years from the Allocation Date; (b) The day the employee ceases to be employed by a member of the Group or the company in the Group which employed the employee at the time the Share was provided. 2. In relation to the Deferred Purchase Offer: the period commencing at the date of allocation of the Deferred Share and ending on the earliest of: (a) 10 years from the Allocation date; (b) the day the employee ceases to be an employee of any of the following: (i) a member of the Group; (ii) Unless the Board determines otherwise, the employer at the date of allocation of the Shares. (c) The date that the Trustee approves a Withdrawal Request in relation to Shares held, after the Interim Restriction Period has ended. (d) The day the Trustee notifies the Employee that the Board has determined that an Event has occurred

OTHER INFORMATION

- Definitions
- Other Matters
- Links to other documents

Salary	means the pre tax gross Salary that employees receive, that is paid on a monthly or fortnightly basis.
Salary Contribution Period	means the period during which Salary contributions are made in relation to these Offers.
Salary contributions	mean the amount of cash Salary to be provided as IAG Shares and that is reduced each pay period during the Salary Contribution Period
Share or Shares	the ordinary fully paid Shares in the capital of IAG.
Share register	means a register of shareholders in an organisation, which records changes in share ownership, issues share holding statements, and makes adjustments for dividend payments, bonus and rights issues.
Share Rights	means any rights to acquire Shares or securities issued or to be issued by IAG.
Tax Act	means the Income Tax Assessment Act 1936
Tax Deferral Concession	means the ability to defer paying tax on the Shares until the year in which the Restriction Period ends
Tax Exemption Concession	means the ability to be provided with up to $1,000 of Shares tax free if you make an election to be assessed for income tax in the financial year that the Shares are allocated
Tax Value	means the VWAP for the Shares traded in the week prior to and including the relevant day.

OTHER INFORMATION

Trust Deed	means the trust deed for the IAG Share and Performance Awards Rights Plans, as amended from time to time, or the IAG Employee Share Reward Plan Trust Deed, as amended from time to time, as applicable to the relevant Offer.
Trustee	means IAG Share Plan Nominees Pty Limited as the trustee of the IAG Employee Share Reward Plan Trust Deed and the IAG Share and Performance Awards Rights Plans Trust Deed, as applicable to the relevant Offer.
VWAP	means the volume weighted average price at which IAG Shares were traded on the ASX for a given period.
Withdrawal Request for Shares or Withdrawal Request	means a request by a participating employee to the Trustee under the Deferred Purchase Plan to: (a) transfer to or on behalf of, the participating employee some or all of the Participating Employee's Shares; or (b) sell, on behalf of the participating Employee, some or all of the participating Employee's Shares

OTHER INFORMATION

OTHER MATTERS

INTERPRETATION

In this booklet, references to:

(a) $ are references to Australian dollars and

(b) times are to Australian Eastern Standard Time, and

(c) a reference to a body corporate includes a reference to any replacement or successor to that body corporate.

Terms defined in the Trust Deeds, Plan Rules and Plan Terms have the same meaning in this booklet, unless the context otherwise requires. To the extent of any inconsistency between this booklet and the Plan Rules, the relevant Plan Rules or Plan Terms will prevail.

RIGHT TO WAIVE REQUIREMENTS AND CORRECT ERRORS

IAG may, in its absolute discretion and at any time, deem any Offer response it receives to be valid, disregard it if it believes it should be disregarded, and may waive any or all of the requirements for making, amending or withdrawing an Offer response. It may do each of these things in relation to some, all or any number of Offer responses it receives.

LINKS TO OTHER DOCUMENTS

Link to Exempt Purchase Offer Rules

Link to Deferred Purchase Offer Terms



CLICK HERE TO CONTACT SHARE PLAN MANAGERS

Email: IAGSharePlans@computershare.com.au

Phone: 1800 452 196

IAG Deferred Employee Share Plan

Plan Terms

Dated 31 October 2006

683

Deferred Share Terms

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAG.

2. Interpretation

2.1 In these terms, the following words and phrases have these meanings unless the contrary intention appears:

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAG and any reduction of capital.

ASX means Australian Stock Exchange Limited.

Board means all or some of the Directors acting as a board of IAG or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAG.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly

in cash, that part of the dividend which is payable in cash.

Deferred Share means a Share allocated under clause 7A of the Trust Deed.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAG.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(d) IAG passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAG.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAG and each body corporate that is a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG shares or **shares** means fully paid ordinary shares in the capital of IAG.

Interim Restriction Period means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7A of the Trust Deed.

Restriction Period means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

   (i) by a member of the Group; or

   (ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Share means:

(a) the ordinary fully paid shares in the capital of IAG or any other financial instrument or security allocated to a Participant in

accordance with clause 7A of the Trust Deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Deferred Shares.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Trust Deed means the trust deed for the IAG Share and Performance Awards Rights Trust dated 12 February 2001 between IAG and the Trustee, as amended from time to time

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAG to sell some or all of the Share Rights to the extent permitted by law; or

(b) both

(i) written instructions in the form (if any) prescribed by IAG to acquire, to the extent permitted by law, some or all of the shares or securities in IAG to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of

685

shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAG will send, or will make arrangements with the person charged with maintaining the IAG Share Register from time to time to send, notices (including the IAG annual report), or copies of them, that are sent to the registered holders of shares to the Participating Employee either in physical or electronic form.

7.2 The Participating Employee may give the Trustee written notice, in physical or electronic form, indicating how and whether it would like the

Trustee to vote in respect of voting rights attaching to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Voting by Trustee

8.1 The Trustee will exercise the voting rights attaching to Deferred Shares in accordance with the instructions of a Participating Employee given in accordance with term 7.2 and received by the Trustee not less than 5 business days prior to the relevant meeting.

9. Failure to provide information

9.1 IAG and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. Failure to provide voting directions

10.1 In default of the Trustee receiving prior written instructions from a Participating Employee given in accordance with terms 7.2, the Trustee may exercise the voting rights attaching to the Deferred Shares of the Participating Employee as it thinks fit (including a power to abstain from voting).

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee or IAG of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(i) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(ii) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the **end of the Restriction Period**, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a Withdrawal Request for Shares that the Participating Employee wishes to arrange through the Trustee the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a Withdrawal Request for Shares to transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the

Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

26

a shared future

IAG EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS
2006/07 PURCHASE OFFERS

IAG
Insurance
Australia
Group

introduction

your invitation

A SHARED FUTURE THROUGH IAG EMPLOYEE SHARE PLANS

This Offer booklet describes how employees can grow an IAG shareholding and a stake in our future success, by choosing to receive part of their Salary as IAG Shares.

The Offers described in the booklet form part of IAG's range of flexible remuneration options and our focus on building a fulfilling and rewarding workplace.

Every employee has different needs, so there are two flexible Offers to choose from.

To help you choose whether or not to participate and which Offer best meets your needs, a full description of both of the Offers is included in this booklet.

It is important that you fully consider the Offers and understand the terms and conditions that apply. You should also consider seeking advice from a qualified financial adviser before deciding whether
to participate.

If you choose to participate in either of the Offers, you must complete the online response or submit a paper Acceptance Form described in this booklet between Monday, 13 November 2006 and 5pm on Friday, 1 December 2006.

You will make Salary contributions over five months, from January 2007. The Shares are expected to be allocated on Friday, 1 June 2007

Computershare Plan Managers are administering the Offers on behalf of IAG. If you need help after reading this booklet, please contact Computershare on 1800 452 596, between 8.30 am and 7:30 pm AEDT, Monday to Friday.

CONTENTS

important dates

13 November 2006 Notification to Eligible Employees	You will be sent an invitation by email or post. If you do not have an email address, a paper invitation will be sent to your home address prior to this date.
13 November 2006 Offers Website Opens	You may respond to an Offer by completing the online response on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag
1 December 2006 Offers Website Closes	If you wish to participate, you must complete your online response or submit a paper Acceptance Form to Computershare by 5pm.
January 2007 First Salary Contribution	Salary contributions commence on the first full pay period commencing on or after 1 January 2007.
May 2007 Last Salary Contribution	Final Salary contributions will be made in the fortnightly pay period commencing on 14 May 2007, or monthly pay period commencing 1 May 2007
1 June 2007 – **Expected Allocation Date** Shares allocated	Your acceptance of the Offer takes effect on this date. Shares allocated to participants and Restriction Period commences.

Please note that all references to time are Australian Eastern Daylight Time (AEDT). These dates are indicative only. IAG may change all or some dates if required.

offer essentials

WHAT ARE THE EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS?

The IAG Exempt and Deferred Employee Share Plans are separate employee share plans. Participation in each Plan is voluntary. They are each designed to provide eligible employees with a range of flexible opportunities to be provided with Shares in IAG and share in our future success and forms part of our overall remuneration offering.

WHAT ARE THE EXEMPT AND DEFERRED PURCHASE OFFERS?

The Exempt and Deferred Purchase Offers are seperate Offers. They are made under the IAG Employee Share Plan and the IAG Deferred Share Plan respectively.

Offer 1: Exempt Purchase Offer

Under the Exempt Purchase Offer, you can receive up to $ 500, $750 or $1,000 of your Salary in the form of IAG Shares. Shares provided under this Offer may be eligible to be provided free of income tax under the Tax Exemption Concession.

Offer 2: Deferred Purchase Offer

Under the Deferred Purchase Offer, you can receive a minimum of $1,500 of your Salary as IAG Shares. Income tax can be deferred on Shares provided under this Offer, for up to 10 years from allocation.

Under both Offers, your cash Salary will be reduced by the value of Shares you choose to receive. Salary contributions will be made in equal amounts over the Salary Contribution Period.

AM I AN ELIGIBLE EMPLOYEE?

You are an eligible employee if you are an Australian employee of the Group and are employed on a full or part time basis as at 1 November 2006 until the Allocation Date.

If you are a casual employee, or a contractor who is not employed by the Group, you are not eligible to respond to the Offer.

To receive Shares, you must make Salary contributions during the Salary Contribution Period.

All eligible employees will be provided with a personalised Offer password via email, or by post, to login and complete the online response.

WHAT DO I NEED TO CONSIDER BEFORE RESPONDING TO THE OFFER?

Participation is voluntary. Your participation in the Plans will be governed by this Offer booklet and the Trust Deed (which contains the Plan Rules and Plan Terms as applicable to the relevant Offer).

Prior to deciding whether to respond to an Offer, you should read this booklet and ensure you understand the terms and conditions that apply to that Offer.

You may also wish to consider:

- The total amount to be provided as Shares.
- The impact of the reduction to your cash Salary, over the Salary Contribution Period.
- The available taxation concessions.
- The minimum period you are required to hold Shares for.
- The risks associated with share ownership.
- Whether this is an appropriate investment for your individual circumstances.

This is not an exhaustive list of all considerations. Other factors may be important.

Any information given in connection with these Offers is general information and does not take into account your personal circumstances. While this booklet provides some information as to the tax and other implications, it does not seek to give legal, tax, financial or accounting advice. You should consider obtaining your own financial product advice from a qualified adviser who is licensed by ASIC to give that advice.

OFFER COMPARISON OVERVIEW

The following table provides an overview of the main aspects of the two Offers. You may participate in either of the Offers.

	Exempt Purchase Offer	Deferred Purchase Offer
Contribution Options	Receive either: $500 / $750 / $1,000 of your Salary as IAG Shares.	Receive at least $1,500 of your Salary as IAG Shares. Total contributions must be a multiple of $500 and should not exceed a maximum of up to 30% of Salary or the minimum Salary under a relevant award.
Salary Contributions	Your cash Salary will be reduced by the total value of Shares to be received, in equal instalments (based on your pay frequency), over the Salary Contribution Period. Fortnightly Paid: - 10 fortnights, from 8 January to 27 May 2007. Monthly Paid: - 5 months, from 1 January to 31 May 2007.	
Taxation Concession Available	Acquire up to $1,000 of Shares free of income tax.	Defer paying income tax on Shares for up to 10 years from allocation. No income tax free concession available.
Holding Structure	Shares are held in your name.	Shares are held in trust on your behalf.
How Many Shares will I Receive	The number of Shares you receive will be calculated by dividing the total Salary contribution amount by the volume weighted average price at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date (which is expected to be 1 June 2007). The whole number of Shares you will receive will be rounded down to the nearest whole share.	
How Long Do Shares Have To Be Held Before They Can Be Sold	Shares will be subject to a 3 year Restriction Period from the Allocation Date unless your relevant employment ceases earlier. During this time, Shares cannot be sold or dealt with.	The Restriction Period continues for up to 10 years from the Allocation Date, unless your relevant employment ceases earlier. You may request the Trustee to release Shares from the Restriction Period after the 3 year Interim Restriction Period ends.
Dividends	Eligible to receive dividends after shares are allocated.	Eligible to receive dividend distributions from trust after shares are allocated.
Fees and Costs	No allocation or transfer fees payable. Sale fee payable if shares are sold, when the Restriction Period ends.	No allocation fee. Transfer and/or sale fees payable when the Restriction Period ends.
Forfeiture	You will not forfeit shares allocated to you.	You may forfeit shares allocated to you in the case of serious misconduct

HOW DOES THE SALARY CONTRIBUTION WORK?

Your monthly or fortnightly cash Salary will be reduced by an amount equal to your total Salary contribution, divided by the number of pay periods in the Salary Contribution Period.

The amount of your Salary contribution must not reduce your cash Salary to an amount that is below your Salary (as provided in the relevant Award).

Salary contributions will be completed over 10 fortnights or 5 months (depending on your pay frequency), from the first full pay period commencing on or after 1 January 2007.

More information on contributions is included under the Steps To Apply and Receive Shares section of this booklet.

HOW DO I PARTICIPATE?

The Offers open on Monday 13 November 2006. You can respond to an Offer from this date until the Offers close at 5 pm on Friday 1 December 2006.

To respond to an Offer, you should complete the online response for your chosen Offer on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

Alternatively, you can complete a paper Acceptance Form and send it to Computershare.

It is expected that the IAG Shares will be allocated on or about 1 June 2007. This requires that Salary contributions have been made within the Salary Contribution Period, (January to May 2007) and you must remain an Australian employee of the Group on the Allocation Date to be eligible

More information on completing an online response is included under the Steps to Apply and Receive Shares section of this booklet.

HOW MANY SHARES WILL I RECEIVE?

For both Offers, the number of Shares you receive will be calculated by dividing the total Salary contribution by the volume weighted average price (VWAP) at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date. The whole number of Shares you receive will be calculated using this formula, rounded down to the nearest whole share.

Any contribution balance remaining will be held in a suspense account on your behalf by Computershare or the Trustee, for crediting with future Offers or allocations.

Example

The VWAP calculated as at the date of these Offers is $5.63

If the Salary contribution is $1,000 and the VWAP of IAG Shares for the week up to and including the Allocation Date was the same as the VWAP on the date of the Offers (being $5.63), the whole number of Shares you will receive will be:

$1,000 / $5.63 = 177 Shares.

During the Offer period, you may request, the current market price of the Shares, the VWAP of the Shares traded on ASX on the date of the request, and an updated calculation of the number of Shares that could be acquired based on that VWAP by contacting IAG Remuneration and Benefits.

IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

WHEN WILL I RECEIVE MY SHARES?

It is expected that the Shares will be allocated to you on or about 1 June 2007. Your acceptance of the Offer takes effect on this date.

Shares allocated to you under the Exempt Purchase Offer will be held in your name.

Shares allocated under the Deferred Purchase Offer will be held by the Trustee on your behalf.

In each case, the Shares will be subject to certain restrictions. The restrictions applicable to each Offer are described under the Exempt Purchase Offer and Deferred Purchase Offer sections of this booklet.

IS THERE ANY REASON WHY I WOULD NOT BE ALLOCATED WITH SHARES?

Yes, you will not be allocated Shares if, you fail to make Salary contributions. You will not be eligible to participate, if your employment is terminated prior to the Allocation Date. IAG may decide to withdraw the offer prior to allocation in certain circumstances.

If an Offer is withdrawn by IAG, or you cease employment prior to allocation, any Salary contributions will be repaid through your pay.

CAN MY SHARES BE FORFEITED?

Shares allocated to you under the Exempt Purchase Offer cannot be forfeited.

Shares allocated under the Deferred Purchase Offer can be forfeited in cases of serious misconduct.

DO I HAVE TO PAY TAX ON THE SHARES?

Shares provided under each of the Offers are eligible for different income tax concessions under taxation law applicable to employee share schemes and each Offer has been designed to enable you to access a different taxation concession. You need to decide which Offer and respective concession best meets your requirements.

An overview of the tax concessions available under each of the Offers is provided below and is described in detail under Taxation Options in the Exempt Purchase Offer and Deferred Purchase Offer sections of this booklet.

Exempt Purchase Offer

Under this Offer, you can acquire up to $1,000 of IAG Shares income tax free, using the Tax Exemption Concession, provided you make an election to be assessed for income tax in the financial year that the Shares are allocated.

Deferred Purchase Offer

Under this Offer, you can defer paying income tax on the IAG Shares acquired, for up to 10 years from the Allocation Date using the Tax Deferral Concession, while you remain employed by the Group.

Shares acquired under this Offer are not eligible to receive the $1,000 Tax Exemption Concession.

ARE THERE ANY FEES AND COSTS?

You will not pay any fees or costs to have Exempt Purchase Offer Shares or Deferred Purchase Offer Shares allocated to you. You may have to pay a transfer or sale fee to transfer or sell Shares.

Relevant fees and costs that apply to each Offer are described in the Exempt Purchase Offer and Deferred Purchase Offer sections of this booklet.

WHAT SHOULD I DO NEXT?

- Consider which Offer best meets your requirements.
- Read the detailed information on your chosen Offer in this booklet and related Offer documents (including the Exempt Plan Rules or Deferred Plan Terms, as applicable to the relevant Offer) and make sure you understand the terms and conditions which apply.
- Seek independent advice from a qualified adviser if you are unsure whether to participate.
- Read the 'Steps to Apply and Receive Shares' section of this booklet and submit your online response (or paper Acceptance Form) by no later than 5pm on 1 December 2006.

exempt purchase offer

What is the Exempt Purchase Offer?

Under this Offer, you can to receive up to $1,000 of your Salary as fully paid ordinary IAG Shares.

Shares acquired under this Offer may be eligible to be provided free of income tax under the Tax Exemption Concession.

What are the Contribution Choices?

You can choose to receive up to either $500, $750 or $1,000 of your Salary as IAG Shares.

Salary contributions will be made over 10 fortnightly pays or 5 monthly pays, depending on your pay frequency, from the first full pay period commencing on or after 1 January 2007.

CAN I CONTRIBUTE MORE THAN $1,000?

The maximum value of Shares that can be acquired under this Offer is $1,000. This is the maximum value of Shares that can be acquired income tax free under the Tax Exemption Concession.

how long do I have to hold the shares for?

ARE THERE ANY RESTRICTIONS ON THE SHARES?

You will hold Shares allocated under this Offer, but there will be restrictions on your ability to sell or deal with your Shares during the Restriction Period which applies to the Shares.

During this time, your Shares will be held on the share plan register maintained by Computershare and a holding lock will be placed on the Shares to enforce the restrictions. The holding lock will not be lifted during the Restriction Period in any circumstances.

WHEN DOES THE RESTRICTION PERIOD END?

The Restriction Period on your Shares ends on the earlier of three years from the Allocation Date or cessation of your relevant employment.

WHAT HAPPENS WHEN THE RESTRICTION PERIOD ENDS?

You will be notified by Computershare when the Restriction Period has ended.

When the Restriction Period ends you can:

- Do nothing and your Shares will remain on the share plan register, and you will continue to be entitled to dividends and voting rights, or
- Instruct Computershare to release your Shares from the share plan register onto the IAG share register, after which time you may sell or deal with your Shares as you wish, or
- Sell them using the Sale Facility.
- Any Shares remaining in the Plan 60 days after your employment ceases will be released from the share plan register to the IAG share register.

If the Restriction Period ends, IAG may, at a future time after the Restriction Period has ended, release all Shares from the share plan register onto the IAG share register.

are there any fees or costs?

You will not pay any fees or costs to have the Shares allocated you.

You will not pay a fee to have the Shares released from the share plan register to the IAG share register. You will pay a fee if you wish to sell Shares using the Sale Facility.

WHAT IS THE SALE FACILITY?

The Sale Facility is a self service sale facility which is provided to you by Computershare on the IAG Employee Share Plan Centre website, to enable you to sell available Shares directly from your Plan holding.

WHAT IS THE SALE FEE?

A sale fee is payable to Computershare where Shares are sold using the Sale Facility. The sale fee includes administration costs, brokerage costs, GST and bank fees. This fee will be deducted from any sale proceeds. Fees may vary over time and will be set out in the Computershare Financial Services Guide (FSG). The minimum fee is currently $43.05.

If you decide to respond to the Offer, organizations providing financial services in relation to the Plan may be required to give you a financial services guide (FSG) setting out particulars relevant to those financial services. The FSG can be provided to a company nominated by you to receive the FSG on your behalf. If you respond to the Offer, you appoint Insurance Australia Group Limited to receive on your behalf any FSG (and any update of that document) that you are required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to you upon request and by posting it on the IAG intranet.

What happens if I cease employment?

If you cease relevant employment prior to the Salary Contribution Period ending, contributions made will be refunded to you through your pay.

If your employment ceases after Shares have been allocated to you, you can sell your Shares using the Sale Facility on the IAG Employee Share Plan Centre website for 60 days after the date your employment ceases. Any Shares remaining in the Plan 60 days after your employment ceases will be released from the share plan register to the IAG share register.

your taxation options

INTRODUCTION

This section provides you with general information on what you need to know about tax and the Plan before you respond to the Exempt Purchase Offer.

To ensure you understand what you need to do, you should read this information, and also consider seeking advice from a qualified adviser on your individual circumstances, if you are unsure whether to respond to the Offer.

The taxation information is based on Australian Tax law as at October 2006, assumes you are an Australian resident for taxation purposes (other than 'temporary residents' or those engaged in 'foreign service') and that you do not acquire Shares or rights under an employee share or rights scheme from employers outside the Group.

It is very important that you seek independent legal advice, taking into account your personal circumstances, particularly if you are a non resident, a 'temporary resident' or engaged in 'foreign service' as the tax consequences of acquiring Shares in these circumstances will differ significantly.

In addition, as taxation laws may change from time to time, it is recommended that you confirm arrangements with a qualified adviser when completing your tax return.

WHAT ARE THE TAXATION OPTIONS?

There are two main tax options available under the Exempt Purchase Offer. Only one of these concessions is available in any one financial year. You need to decide which option best suits your individual circumstances.

Tax Exemption Concession – How to receive shares income tax free

If certain conditions are satisfied, you can acquire up to $1,000 of IAG Shares income tax free if you make an election to be assessed for income tax in the financial year that the Shares are allocated.

The plan has been designed to comply with these conditions and to enable you to access this tax exemption.

OR

Tax Deferral Concession – How to pay tax later

You can defer paying tax on the Shares until the earlier of 3 years from the date the Shares were allocated to you, or when you cease the relevant employment. *If you do not make an election, this alternative will apply and you will not be eligible to receive the $1,000 Tax Exemption Concession.*

It is important to note that if you make an election for the relevant year it will also have an impact on the taxation treatment of any other Shares or rights acquired under any other employee share scheme with IAG or another employer.

If you participate in any other employee share scheme in the current financial year, it is very important that you seek advice as to the impact of making the election to obtain the Tax Exemption Concession.

It is not possible for you to obtain the Tax Exemption Concession for Shares provided under this Offer and seek the Tax Deferral Concession for Shares or rights provided this financial year under any other offer made by IAG.

tax exemption concession

HOW CAN MY SHARES BE INCOME TAX FREE?

How can my shares be income tax free?

For Shares to be provided to you free of income tax, you must make a valid election for the Shares to be assessed in your tax return in the financial year they were allocated to you. This is known as making a Section 139E election.

HOW DO I MAKE AN ELECTION?

The election must be made before you lodge your tax return for the financial year in which the Shares were allocated to you. For this Offer your election would be made for the financial year ending 30 June 2007. Computershare will provide you with a tax statement and an election form after the end of the financial year. You should keep the completed election with your tax return information unless the Taxation Office requests that you forward it to them.

WHAT HAPPENS IF I DO NOT MAKE AN ELECTION?

If you do not make an election, you will not receive the Shares exempt from income tax and the Tax Deferral Concession option will apply. Please refer to the Tax Deferral Concession section for more information.

WHAT OTHER FACTORS DO I NEED TO CONSIDER BEFORE MAKING AN ELECTION?

Any election you make applies to all Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year, for example the IAG Performance Award Rights Plan.

If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan and making an election.

WILL I HAVE TO PAY CAPITAL GAINS TAX IF I CHOOSE THE TAX EXEMPTION CONCESSION?

Your Shares may be subject to capital gains tax (CGT) when they are sold. If the Tax Exemption Concession applies, generally, the amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares at the Allocation Date.

The Tax Value for income tax purposes is the volume weighted average price (VWAP) that IAG Shares traded in the week up to and including the Allocation Date.

CGT is payable on the amount of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months since the Allocation Date, only 50 percent of any capital gain is subject to CGT.

If the net sale price of the Shares is less than the Tax Value of the Shares at the Allocation Date, as described above, this difference will be treated as a capital loss.

EXAMPLE - CAPITAL GAINS TAX - TAX EXEMPTION CONCESSION

Assumptions:

- You are allocated 181 Shares
- Tax Value of $5.50 per Share on allocation
- The Shares are sold at $7.00 per Share, more than 30 days after the 3 year Restriction Period ends
- A fee of $50 is paid in relation to the sale of the Shares.
- Your marginal rate of income tax is 31.5%.

TAX VALUE ON ALLOCATION		
Tax Value on allocation	(181 Shares x $5.50)	$995
Less exemption concession	(Maximum of $1,000)	$995
Amount subject to income tax		$0

CGT PAYABLE ON SALE OF SHARES		
Sale Price	(181 Shares x $7.00)	$1,267
Less Tax Value of Shares on allocation	(181 Shares x $5.50)	$995
Less Sale Fee:		$50
Capital gain.		$222
CGT Payable	**($222 x 50% x 31.5%)**	**$35**

- As Shares have been held for more than 12 months from allocation, 50% of the capital gain would be subject to CGT, at your marginal rate of income tax.
- If the Shares had not been held for more than 12 months from allocation, the full capital gain, that is $222 would be subject to tax. At a marginal rate 31.5%, $70 CGT would be payable.rate 31.5%, $70 CGT would be payable.

tax deferral concession

WHAT IS THE TAX DEFERRAL CONCESSION?

Under the Tax Deferral Concession, income tax is deferred on Shares acquired until the Restriction Period ends. This concession will apply if you do not make an election to be taxed under the Tax Exemption Concession in the financial year. Shares are allocated to you. Shares will not (where the Tax Deferral Concession applies) be eligible for the $1,000 Tax Exemption Concession.

WHY WOULD I CHOOSE THE TAX DEFERRAL CONCESSION?

You may consider this alternative where you have or will participate in another employee share or rights scheme with the Group or another employer, in the same financial year. For example, the IAG Performance Award Rights Plan. It is recommended that you seek advice from a qualified adviser in these circumstances.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX UNDER THE TAX DEFERRAL CONCESSION?

You will be assessed for income tax on the Tax Value of the Shares at the end of the Restriction Period, unless you dispose of the Shares within 30 days of the Restriction Period ending.

For continuing employees, the Restriction Period ends 3 years from the Allocation Date. If your employment ceases prior to this date, the Restriction Period ends on the date your relevant employment ceases.

If you dispose of your Shares within 30 days of the Restriction Period ending, you will be assessed for income tax on the net sale price of the Shares (ie whole amount of your sale proceeds) on the date Shares are sold.

HOW MUCH INCOME TAX WILL I PAY?

Income tax is payable on the Shares, at your marginal rate of income tax based on the Tax Value of your Shares.

Unless Shares are sold within 30 days of the Restriction Period ending, the Tax Value for income tax purposes is the volume weighted average price at which IAG Shares were traded on the Australian Stock Exchange in the week leading up to and including the day that the Restriction Period ends.

If you sell the Shares within 30 days of the Restriction Period ending, you will be assessed on an amount based on the net sale price of the Shares, after sale fees and brokerage have been deducted.

WILL I HAVE TO PAY CAPITAL GAINS TAX IF I CHOOSE THE TAX DEFERRAL CONCESSION?

Your Shares may be subject to CGT if they are sold more than 30 days after the Restriction Period ends. If the Shares are sold less than 30 days after the Restriction Period ends, generally no CGT will apply.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares when the Restriction Period ends. Where the net sale price of the Shares is greater than the Tax Value of the Shares, the difference will be treated as a capital gain. CGT is payable on the value of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months following the end of the Restriction Period, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares, as described above, this difference will be treated as capital loss.

EXAMPLE – TAX DEFERRAL CONCESSION
Assumptions:

- You are allocated 181 Shares
- Tax Value when the Restriction Period ends is $6.50 per Share
- Shares are sold at $7.00 per Share, more than 30 days after the 3 year Restriction Period ends.
- A fee of $50 is paid in relation to the sale of the Shares.
- Your marginal rate of income tax is 31.5%

INCOME TAX PAYABLE		
Tax value at end of Restriction Period	(181 shares x $6.50)	$1,176
Income tax payable	($1,176 x 31.5%)	$370

CGT PAYABLE ON SALE OF SHARES		
Sale Price	(181 shares x $7.00)	$1,267
Less tax value of shares when the Restriction Period ends	(181 shares x $6.50)	$1,176
Less Sale Fee:		$50
Capital gain:		$91
CGT Payable	**($91 x 31.5%)**	**$29**

- As shares have not been held for more than 12 months since the Restriction Period ended, the full capital gain, that is $91, is subject to CGT.
- If shares had been held for more than 12 months after the Restriction Period ended, 50% of the capital gain, that is $45, would be subject to CGT. At a marginal rate of 31.5%, $14 CGT would be payable.

are there any other tax considerations?

TAXATION OF DIVIDENDS

Any dividends you may receive on the Shares will be subject to income tax at your marginal rate of income tax. The gross amount of dividends, including any franking credits, would be included as income in your tax return for the year in which they are paid.

TAX FILE NUMBER

Providing your Tax File Number (TFN) to Computershare is optional. All companies are required to deduct tax at the top marginal rate of income tax plus Medicare levy, from unfranked dividends paid where the shareholder has not supplied their TFN. Tax will not be deducted from any unfranked dividends if you quote your TFN.

TAX FILE NUMBER

Providing your Tax File Number (TFN) to Computershare is optional. All companies are required to deduct tax at the top marginal rate of income tax plus Medicare levy, from unfranked dividends paid where the shareholder has not supplied their TFN. Tax will not be deducted from any unfranked dividends if you quote your TFN.

RECORD KEEPING

Computershare will issue you with a statement for each dividend payment and a tax statement at the end of each financial year, to provide you with information needed for your tax return. All statements are available online from the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

NEED MORE INFORMATION?

You can find more information on the tax implications of participating in employee share plans from:

- A qualified financial or taxation adviser
- Australian Taxation Office: http://www.ato.gov.au/individuals/content.asp?doc=/content/24703.htm
- Or from the ATO website home page: Home>Individuals>Declarable income essentials>Investment Income>Share income

deferred purchase offer

What is the Deferred Purchase Offer?

Under the Deferred Purchase Offer, you can receive a minimum of $1,500 of your Salary as fully paid ordinary IAG Shares, up to a maximum of 30% of your Salary, or the minimum Salary under a relevant award.

Income tax can be deferred on Shares acquired, for up to 10 years from allocation, provided the Shares remain subject to a Restriction Period and you remain employed by the Group.

You may request the Trustee to transfer or sell Shares held in the Plan, after a 3 year Interim Restriction Period has ended.

What are the Contribution Choices?

You may elect to receive a minimum of $1,500 of your Salary, up to a maximum of 30% of your Salary (or the minimum Salary under a relevant award) as fully paid ordinary IAG Shares. Total Salary contributions must be a multiple of $500.

Salary contributions will be completed over 10 fortnights or 5 months (depending on your pay frequency), from the first full pay period commencing on or after 1 January 2007.

How long do I have to hold the shares for?

ARE THERE ANY RESTRICTIONS ON THE SHARES?

There will be restrictions on your ability to sell or deal with your Shares during the Restriction Period and Interim Restriction Period. During this time, your Shares will be held in Trust on your behalf by the Trustee of the Plan.

WHEN DOES THE RESTRICTION PERIOD END?

You will be notified by Computershare when the restriction period has ended.

Generally, the Restriction Period on your Shares ends on the earlier of:

- 10 years from the Allocation Date, or
- Cessation of employment, or
- When you are able to deal with your Shares (eg. Following approval of a Withdrawal Request).

The Interim Restriction Period ends 3 years from the Allocation Date, provided that you remain employed by the Group at that time.

WHAT HAPPENS WHEN THE RESTRICTION PERIOD ENDS?

When the Restriction Period ends, you should submit a Withdrawal Request to provide instructions to the Trustee to transfer Shares to you or sell them on your behalf, and pay the applicable transfer or sale fee within 2 months of the Restriction Period ending.

If you do not submit a Withdrawal Request, the Trustee may:

- continue to hold the Shares in the Trust on your behalf until you provide a Withdrawal Request and pay the applicable transfer or sale fee, or
- Sell the number of your Shares that is required to satisfy the applicable transfer fee and transfer any remaining Shares into your name.

The Trustee has absolute discretion in this regard.

WHAT HAPPENS AFTER THE 3 YEAR INTERIM RESTRICTION PERIOD ENDS?

After the 3 year Interim Restriction Period ends, you may submit to the Trustee, a Withdrawal Request to transfer or sell Shares. The Trustee will consider and if appropriate approve the Withdrawal Request.

The Trustee will not approve a Withdrawal Request if, for example, Shares will be forfeited under the Terms of the Plan for example in the case of dismissal from the Group for reasons including serious misconduct.

WHEN WOULD I FORFEIT MY INTEREST IN THE SHARES?

If you have committed an act which constitutes serious misconduct or it is evident that you intended to commit an act which represents serious misconduct, you may forfeit Shares allocated to you.

HOW DO I REQUEST THE TRUSTEE TO SELL OR TRANSFER SHARES AFTER THE 3 YEAR INTERIM RESTRICTION PERIOD ENDS?

If you wish the Trustee to transfer your Shares to you, you should complete a Withdrawal Request and submit to Computershare together with the current transfer fee. Computershare will seek approval from the Trustee to transfer Shares requested.

If you wish the Trustee to sell Shares on your behalf, you should submit a Withdrawal Request to sell Shares. This may be submitted using a paper Withdrawal Request or the Sale Facility. Computershare will seek approval from the Trustee to sell Shares requested. A Sale fee is payable in relation to any sale of Shares and this will be deducted from sale proceeds.

More information on submitting a Withdrawal Request will be provided in the time leading up to the Interim Restriction Period ending.

WHAT IS THE SALE FACILITY?

The Sale Facility is a self-service sale function which is provided to you by Computershare on the IAG Employee Share Plan Centre website, to enable you to sell available Shares directly from your Plan holding.

Are there any fees or costs?

You will not pay any fees or costs to have the Shares allocated to you.

However a transfer and/or sale fee will apply in relation to the Trustee transferring or selling Shares on your behalf after the Interim Restriction Period has ended. This will apply if you:

- Submit a Withdrawal Request to the Trustee to have Shares transferred to you or sold on your behalf, or
- Fail to submit a Withdrawal Request to have the Shares transferred to you or sold on your behalf when the Restriction Period ends. In this case, the Trustee will sell the number of your Shares that is required to satisfy the applicable transfer fee and transfer any remaining Shares into your name. The Trustee has absolute discretion in this regard.

WHAT IS THE TRANSFER FEE

The transfer fee is payable to Computershare, at any time Shares are transferred from the Trust into your name. The transfer fee amount will vary from time to time. The current transfer fee is $66.

WHAT IS THE SALE FEE?

A sale fee, which includes administration costs, brokerage costs, GST and bank fees, is payable to Computershare for selling any Shares on your behalf. This fee will be deducted from any sale proceeds. Fees may vary over time and will be set out in the Computershare Financial Services Guide (FSG). The minimum fee is currently $43.05

If you decide to respond to the Offer, organisations providing financial services in relation to the Plan may be required to give you a financial services guide (FSG) setting out particulars relevant to those financial services. The FSG can be provided to a company nominated by you to receive the FSG on your behalf. If you respond to the Offer, you appoint Insurance Australia Group Limited to receive on your behalf any FSG (and any update of that document) that you are required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to you upon request and by posting it on their intranet.

What happens if I cease employment?

If you cease employment prior to the Salary Contribution Period ending, contributions made will be refunded to you through your pay.

If your employment ceases after Shares have been allocated to you, you should submit a Withdrawal Request to provide instructions to the Trustee within 2 months of the date your employment ceases, to transfer Shares to you or sell them on your behalf, and pay the applicable transfer or sale fee.

If you do not submit a Withdrawal Request, the Trustee may:

- continue to hold the Shares in the Trust on your behalf until you provide a Withdrawal Request and pay the applicable transfer or sale fee, or
- Sell the number of your Shares that is required to satisfy the applicable transfer fee and transfer any remaining Shares into your name. The Trustee has absolute discretion in this regard.

DEFERRED PURCHASE OFFER

your taxation options

INTRODUCTION

The following taxation information provides you with general information on what you need to know about tax and the Plan before you respond to the Deferred Purchase Offer.

To ensure you understand what you need to do, you should read this information, and also consider seeking advice from a qualified adviser on your individual circumstances, if you are unsure whether to respond to the Offer.

The taxation information is based on Australian tax law as at October 2006, assumes you are an Australian resident for taxation purposes other than 'temporary residents' or those engaged in 'foreign service' and that you do not acquire Shares or rights under an employee share or rights scheme from employers outside the Group.

It is very important that you seek independent legal advice, taking into account your personal circumstances, particularly if you are a non resident, a 'temporary resident' or engaged in 'foreign service' as the tax consequences of acquiring Shares in these circumstances will differ significantly.

In addition, as taxation laws may change from time to time, it is recommended that you confirm arrangements with a qualified adviser when completing your tax return.

WHAT IS THE TAXATION TREATMENT?

There are two types of tax treatment under the Deferred Purchase Offer. You need to decide which type of tax treatment best suits your individual circumstances.

TAX DEFERRAL CONCESSION

You can defer paying tax on the Shares until the earlier of 10 years from the date Shares were allocated to you, when you cease the relevant employment or when the Restriction Period ends.

The Deferred Purchase Offer allows you to take advantage of the Tax Deferral Concession. It will be available unless you make an election to be taxed on allocation.

ELECT TO BE TAXED ON ALLOCATION

You can make an election to be assessed for income tax in the financial year that the Shares are allocated and pay income tax on the value of the Shares when they were allocated to you.

Tax Deferral Concession

HOW CAN I DEFER PAYING INCOME TAX ON THE SHARES FOR UP TO 10 YEARS?

To select the Tax Deferral Concession and defer paying income tax for up to 10 years from allocation, you do not have to do anything.

WILL I BE ELIGIBLE TO RECEIVE ANY SHARES INCOME TAX FREE?

No, Shares acquired under this Offer are not eligible to receive the $1,000 Tax Exemption Concession and be provided free of income tax.

CAN I OBTAIN THE BENEFIT OF THE TAX DEFERRAL CONCESSION UNDER THIS OFFER AND THE TAX EXEMPTION CONCESSION UNDER THE OFFER IN THE EXEMPT PURCHASE PLAN?

No, if you obtain the benefit of the Tax Deferral Concession you cannot obtain the benefit of the Tax Exemption Concession in respect of the Offer under the Exempt Purchase Plan.

If you are considering participating under both Offers, it is important you seek advice from a qualified adviser before participating in the Plans.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX UNDER THE TAX DEFERRAL CONCESSION?

You will be assessed for income tax on the Tax Value of the Shares when the Restriction Period ends, unless you dispose of the Shares within 30 days of the Restriction Period ending.

Generally speaking, the Restriction Period on your Shares ends on the earlier of:

- 10 years from the Allocation Date, or
- Cessation of employment, or
- When you are able to deal with your Shares (eg following approval of a Withdrawal Request)

If you dispose of your Shares within 30 days of the Restriction Period ending, you will be assessed for income tax on the net sale price of the Shares (ie the whole amount of your sale proceeds) on the date Shares are sold.

HOW MUCH INCOME TAX WILL I PAY IF THE TAX DEFERRAL CONCESSION APPLIES?

Income tax is payable at your marginal rate of income tax, based on the Tax Value of the Shares.

The Tax Value for income tax purposes when the Restriction Period ends is the volume weighted average price at which IAG Shares were traded on the Australian Stock Exchange in the week leading up to and including the day that the Restriction Period ends, unless you sell the Shares within 30 days of the Restriction Period ending.

If you sell your Shares within 30 days of the Restriction Period ending, you will be assessed on an amount based on the net sale price of the Share, after sale fees and brokerage have been deducted.

WILL I HAVE TO PAY CAPITAL GAINS TAX (CGT) IF I CHOOSE THE TAX DEFERRAL CONCESSION?

Your Shares may be subject to capital gains tax (CGT) if they are sold more than 30 days after the Restriction Period ends. If the Shares are sold less than 30 days after the Restriction Period ends, generally no CGT will apply.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares when the Restriction Period ends. Where the net sale price of the Shares is greater than the Tax Value of the Shares the difference will be treated as a capital gain. CGT is payable on the amount of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months following the end of the Restriction Period, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares as described above, this difference will be treated as capital loss.

WHAT OTHER FACTORS DO I NEED TO CONSIDER?

Any election you make applies to all Shares or rights you acquire through an employee share scheme with the Group or any other employer in the same financial year. If you have or will acquire shares in any other employee share or rights scheme in the financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan.

TAXATION EXAMPLE – TAX DEFERRAL CONCESSION

Assumptions:

- 2,000 Shares allocated to you
- The 10 year Restriction Period has ended and Shares are sold at $9.00 per Share, more than 30 days after the Restriction Period ended and within 12 months of the Restriction Period ending.
- You are a current employee of the Group when the Restriction Period ends.
- Your marginal rate of income tax is 31.5% in the financial year when Shares are sold, including 1.5% Medicare levy
- The Tax Value of the Shares when the Restriction Period ended was $8 per Share.

INCOME TAX PAYABLE		
Tax value of shares when Restriction Period ended	(2,000 shares x $8)	$16,000
Income tax payable	**($16,000 x 31.5%)**	**$5,040**

CGT PAYABLE		
Sale Price	(2,000 shares x $9)	$18,000
Less tax value of shares when Restriction Period ended		$16,000
Less Sale Fee:		$50
Capital gain:		$1,950
CGT Payable	**($1,950 x 31.5%)**	**$614**

- As Shares have not been held for more than 12 months following the end of the Restriction Period, the full capital gain, that is $1,950, is subject to CGT.
- If the Shares had been held for more than 12 months following the end of the Restriction Period, 50% of the capital gain would be subject to CGT, that is $975. At a marginal rate of 31.5%, $307 CGT would be payable.

Paying Tax On Allocation

CAN I ELECT TO PAY INCOME TAX ON ALLOCATION OF THE SHARES?

You can make an election to be assessed for income tax in the financial year that the Shares are allocated and pay income tax on the Tax Value of the Shares when they were allocated to you.

WILL I BE ELIGIBLE TO RECEIVE ANY SHARES INCOME TAX FREE?

No. Shares acquired under this Offer are not eligible to receive the $1,000 Tax Exemption Concession, and be provided free of income tax.

WHEN WILL MY SHARES BE SUBJECT TO INCOME TAX?

You will be assessed for income tax on the Tax Value of the Shares in the financial year when Shares are allocated to you.

HOW MUCH INCOME TAX WILL I PAY?

Income tax is payable at your marginal rate of income tax based on the Tax Value of the Shares on allocation. The Tax Value is the volume weighted average price at which IAG Shares were traded on the Australian Stock Exchange in the week leading up to and including the Allocation Date.

WILL I HAVE TO PAY CAPITAL GAINS TAX IF I ELECT TO BE TAXED ON ALLOCATION?

Your Shares may be subject to CGT if they are sold for more than the Tax Value on allocation.

The amount of CGT payable is based on the difference between the net sale price of the Shares and the Tax Value of the Shares on allocation. Where the net sale price of the Shares is greater than the Tax Value of the Shares the difference will be treated as a capital gain. CGT is payable on the value of any capital gain, based on your marginal rate of income tax. If the Shares have been held for more than 12 months since the Allocation Date, only 50 percent of any capital gain is subject to tax.

If the net sale price of the Shares is less than the Tax Value of the Shares as described above, this difference will be treated as capital loss.

WHAT OTHER FACTORS DO I NEED TO CONSIDER?

Any election you make applies to all Shares or rights you acquire through an employee share scheme with the Group or any other employer/s in the same financial year, for example the IAG Performance Award Rights Plan. If you have or will participate in any other employee share or rights schemes in this financial year, it is recommended that you seek advice from a qualified adviser prior to participating in the Plan.

EXAMPLE – PAYING TAX ON ALLOCATION

Assumptions:

- You are allocated 2,000 Shares
- Tax Value of $5.50 per Share on allocation
- The 10 year Restriction Period has ended and Shares are sold at $9.00 per share, within 12 months of the Restriction Period ending.
- A fee of $50 is paid in relation to the sale of the Shares.
- Your marginal rate of income tax is 31.5%

INCOME TAX PAYABLE		
Tax Value on allocation	(2,000 shares x $5.50)	$11,000
Income tax payable		$3,465

CGT PAYABLE ON SALE OF SHARES		
Sale Price	(2,000 shares x $9.00)	$18,000
Less tax value of shares on allocation	(2,000 shares x $5.50)	$11,000
Less Sale Fee		$50
Capital gain:		$6,500
CGT Payable	**($6,500 x 50% x 31.5%)**	**$1,024**

- As Shares have been held for more than 12 months from allocation, 50% of the capital gain, that is $6,500 is subject to CGT at your marginal rate of income tax.
- If the Shares had not been held for more than 12 months from allocation, the full capital gain, that is $6,500, would be subject to CGT. At a marginal rate of 31.5%, $2,048 CGT would be payable.

Other Tax Considerations

TAXATION OF DIVIDENDS

Any dividends you may receive on the Shares will be subject to income tax at your marginal rate of income tax. The gross amount of dividends, including any franking credits, should be included as income in your tax return for the year in which they are paid.

TAX FILE NUMBER

Providing your Tax File Number (TFN) to Computershare is optional. All companies are required to deduct tax at the top marginal rate of income tax plus Medicare levy, from unfranked dividends paid where the shareholder has not supplied their TFN. Tax will not be deducted from any unfranked dividends if you quote your TFN

RECORD KEEPING

Computershare will issue you with a statement for each dividend payment and a tax statement at the end of each financial year, to provide you with information for your tax return. You will also be provided with online access to Plan documents and statements from the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

NEED MORE INFORMATION?

You can find more information on the tax implications of participating in employee share plans from:

- A qualified financial or taxation adviser
- Australian Taxation Office: www.ato.gov.au/individuals/content.asp?doc=/content/24703.htm or from the ATO website home page: Home>Individuals>Declarable income essentials>Investment income>Share income

steps to apply and receive shares

1. Choose which Offer you wish to respond to

You can respond to:

1) the Exempt Purchase Offer, if you wish to receive up to $1,000 of your Salary as Shares,

2) the Deferred Purchase Offer if you wish to receive a minimum of $1,500 of your Salary as Shares

To help you decide, you should read the Offer Comparison Overview, and the specific sections on your chosen Offer in this booklet, and make sure you understand the terms and conditions that apply.

You should also consider seeking independent advice from a qualified adviser if you are unsure whether to participate.

2. Complete your Response

You will be sent an Invitation on 13 November 2006. This invitation will contain a personalised password, which you will need to access the Offers on the IAG Employee Share Plan Centre website and complete an online response.

YOU MUST COMPLETE AND SUBMIT YOUR RESPONSE BY 5PM AEDT ON FRIDAY 1 DECEMBER 2006.

Your acceptance of the Offer will take effect at the time Shares are allocated to you.

There are two ways to respond:

1. ONLINE RESPONSE

In general, you must respond to the Offer online on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag

The IAG Employee Share Plan Centre website and online response is administered by Computershare.

You should complete an online response unless you are unable to do so.

2. PAPER RESPONSE

If you do not have access to InsideIAG or the internet, you may respond to an Offer by completing a paper Acceptance Form. If you require paper Offer documents, which include the Acceptance Form, you can request these from Computershare on 1800 452 195.

Whether you complete an online or paper response, your Acceptance Form must be submitted and received by 5pm AEDT on Friday 1 December 2006.

1. Completing your response – online response

To complete the online response, you should

1. **Access the IAG Employee Share Plan Centre website**
2. **Login to the Offer and complete the online response**
3. **Ensure you receive a response confirmation**

STEP 1. ACCESS THE IAG EMPLOYEE SHARE PLAN CENTRE WEBSITE

Access the IAG Employee Share Plan Centre website at http://www.computershare.com/employee/au/iag via insideIAG, or any internet connection, by:

- Clicking on the website link above, or
- Clicking on the link on insideIAG, or
- Typing the website address directly into the address line on your internet browser.

You will be directed to the IAG Employee Share Plan Centre website homepage.

Click on the button labelled "IAG Share Purchase Offers - Apply Here" to access the online response.

STEP 2. LOGIN TO THE OFFER AND COMPLETE THE ONLINE RESPONSE

1. LOGIN TO THE OFFER RESPONSE

To login you will need your

1 Payroll number, and

2 Personalised Offer password, which was included in your invitation email or letter

2. ACCESS AND READ ALL OFFER AND PLAN DOCUMENTS.

SELECT THE ACCEPTANCE FORM FOR THE PURCHASE OFFER YOU ARE RESPONDING TO:

You can select the.

- Exempt Purchase Offer to receive up to $1,000 of your Salary as Shares
- Deferred Purchase Offer to receive $1,500 or more of your Salary as Shares

Please Note: Each Offer is a separate Offer that is made under a separate and distinct Plan. There are separate Acceptance Forms for each of the Offers; therefore you should be careful to select the correct Acceptance Form.

3. COMPLETE AND SUBMIT THE ACCEPTANCE FORM.

Follow the onscreen instructions to .

- Select or enter the amount you wish to receive as Shares.
- Have the following information ready to enter or confirm where indicated.

  Bank account details. This enables dividend payments to be paid to you when due.

  Your tax file number (TFN) *

** Providing a TFN is optional. TFN will display as 'Quoted' if supplied previously to Computershare. Refer to Your Taxation Options – General Tax Information for more information on providing your TFN.*

Note: If you are an existing IAG shareholder, participant of the Employee Share Reward Plan, or other IAG share or rights plan, and your HR payroll number and name matches the Computershare records for these holdings, then your online response in relation to that shareholding and/or IAG share or rights plans should display the TFN status and bank account details held by Computershare.

Should you change any of these existing details as part of your online response, your Computershare records for these holdings will be updated automatically.

4. CONFIRM THE DETAILS DISPLAYED ON THE RESPONSE CONFIRMATION SCREEN ARE CORRECT AND SUBMIT.

You should carefully recheck all the information displayed is correct before submitting your response.

STEP 3. ENSURE YOU RECEIVE AN OFFER RESPONSE CONFIRMATION

Once you successfully complete and submit an online response, you will be provided with a confirmation number and an e-mail will be sent to your nominated email address to confirm your response has been completed.

2. Completing your Response – Paper response

If you do not have access to insideIAG or the internet to complete an online response, you may respond to the Offers by completing a paper Acceptance Form. If you require paper Offer documents, which include the Acceptance Form, you must request these from Computershare on 1800 452 195.

Your paper Acceptance Form must be received by Computershare by 5pm AEDT on 1 December 2006.

Make Salary contributions

Your monthly or fortnightly cash Salary will be reduced during the Salary Contribution Period by the amount of your Salary to be received as Shares, from the first full pay period commencing on or after 1 January 2007.

The amount of your Salary contribution must not reduce your cash Salary to an amount that is below your Salary (as provided in the relevant Award.)

The Salary contribution will be the Total Salary Contribution you have nominated, equally divided by the number of pay periods in the Salary Contribution Period, based on your pay frequency.

The Salary Contribution Periods will vary depending on your pay frequency, as described in the following table. Contributions will cease automatically after the dates noted below.

CONTRIBUTION EXAMPLE

If you elect to receive $1,000 of your Salary as IAG Shares and you are paid fortnightly, your fortnightly taxable cash Salary will be reduced by $100 per fortnight for 10 fortnights, from the pay period commencing on 8 January 2007

If you require additional information on Contributions, please refer to Additional Questions and Answers in this booklet

4. SHARE ALLOCATION

Provided that Salary contributions have been made over the Salary Contribution Period, and that you remain an employee of the Group on the Allocation Date, you will be allocated IAG Shares on the Allocation Date which is expected to be on or about 1 June 2007, and the relevant Restriction Period will commence

The number of Shares you receive will be calculated by dividing the Salary contribution by the volume weighted average price (VWAP) at which ordinary IAG Shares trade on the ASX for the week up to and including the Allocation Date. The whole number of Shares you will receive will be calculated using this formula, rounded down to the nearest whole Share

Any contribution balance remaining will be held in a suspense account on your behalf by either Computershare (Exempt Purchase Offer) or the Trustee (Deferred Purchase Offer), for crediting with future share Offers or allocations.

You will be issued a holding statement shortly following provision of your Shares, which will be available from the IAG Employee Share Plan Centre website.

EXAMPLE

The VWAP calculated as at the date of these Offers is $5.63.

If the Salary contribution is $1,000 and the VWAP of IAG Shares for the week up to and including the Allocation Date was the same as the VWAP on the date of the Offers (being $5.63), the whole number of Shares you will receive will be

$1,000 / $5.63 = 177 Shares.

The balance of $3.49 will be held in suspense, for the future provision of Shares or Offers.

During the Offer period, you may request: the current market price of the Shares, the VWAP of the Shares traded on the ASX on the date of the request, and an updated calculation of the number of Shares that could be acquired based on that VWAP by contacting IAG Remuneration and Benefits.

IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

SALARY CONTRIBUTIONS

Pay Frequency	Total Number of Contributions	First Contribution Pay Period	Last Contribution Pay Period
Fortnightly	10	8/1/2007 – 21/1/2007	14/5/2007 – 27/5/2007
Monthly	5	1/1/2007 – 31/1/2007	1/5/2007 – 31/5/2007

additional questions & answers

The Offer

AM I AN ELIGIBLE EMPLOYEE?

You are an eligible employee if you are an Australian employee of the Group, who is employed on either a full or part time basis, as at 1 November 2006, until the Allocation Date.

If you are a casual employee, or a contractor who is not employed by the Group, you are not eligible to respond to the Offer.

DO I HAVE TO PARTICIPATE IN THE PLAN?

Participation in the Plans is voluntary, so you can choose whether you respond to an Offer or not. If you choose to participate, you must respond to the Offer in full.

CAN I APPLY TO HAVE THE SHARES ALLOCATED TO SOMEONE ELSE?

The Shares must be applied for and acquired in your name. You cannot transfer this Offer or elect for the Shares to be allocated to another person.

Responding to the Offer

WHAT DO I HAVE TO DO TO RECEIVE SHARES?

You must respond to the Offer by completing an online response, or submitting a paper Acceptance Form to Computershare by 5pm AEDT on 1 December 2006 and make Salary contributions during the Salary Contribution Period. You must also remain an employee of the Group on the Allocation Date.

CAN I COMPLETE AN ONLINE RESPONSE FROM HOME, IF I HAVE INTERNET ACCESS?

Yes, you can access the IAG Employee Share Plan Centre website to complete an online response from any internet connection. You will receive immediate confirmation if you respond online.

HOW DO I RESPOND TO THE OFFER IF I DON'T HAVE ACCESS TO THE INTERNET?

We will endeavour to identify eligible employees without internet access at work and provide a paper invitation letter. If you need paper Offer documents, contact Computershare on 1800 452 196 by 17 November 2007, to ensure you have adequate time to consider the Offers and respond by 5pm on 1 December 2006.

WHAT IF I DON'T RESPOND TO THE OFFER IN TIME?

You will not be able to participate in the Offers, if you have not submitted an online or paper response by 5pm 1 December 2006.

CAN I RESPOND TO THE OFFER IF I WILL BE ON EXTENDED LEAVE?

You can respond to the Offer if you will be receiving a Salary for at least part of the Salary Contribution Period.

If you will be on extended unpaid leave for the whole Salary Contribution Period, you should not respond, as no contributions will be made and you will not receive any Shares.

CAN I DECIDE NOT TO PARTICIPATE ONCE I HAVE RESPONDED TO THE OFFER?

If you decide not to participate after you have submitted a response, but prior to the Offers closing on 1 December 2006, you can withdraw your response by submitting a request in writing to Computershare to withdraw your response.

You cannot withdraw your response at any time after the Offers close on 1 December 2006.

Making Contributions

WHAT HAPPENS IF I WILL BE ON PLANNED EXTENDED LEAVE DURING SOME OF THE SALARY CONTRIBUTION PERIOD?

Salary contributions will be made each pay period while you are on paid leave, for example annual leave or long service leave.

If you will be on extended unpaid leave, for example parental leave or a career break, for part of the Salary Contribution Period, contributions will not be deducted in those periods where you do not receive any pay. In this case, you will be allocated Shares to the value of contributions that you have actually contributed.

If you will be on extended unpaid leave for the whole Salary Contribution Period, no contributions will be made and you will not receive any Shares.

CAN I MAKE SALARY CONTRIBUTIONS OUTSIDE OF THE SALARY CONTRIBUTION PERIOD?

No, you can only make contributions during the Salary Contribution Period, being the period commencing on or after 1 January 2007 and ending on or before 31 May 2007.

CAN I CHANGE OR CANCEL THE CONTRIBUTION AMOUNTS AFTER I HAVE COMPLETED A RESPONSE?

If you decide to change your nominated contribution after you have submitted a response, you can change your response by submitting a new online response or paper Acceptance Form by 5pm on 1 December 2006.

If you have submitted a response and no longer wish to participate in the Plans, you must submit a written request to withdraw your response to Computershare by 5pm on 1 December 2006.

You cannot change or cancel your contributions after the Offers close on 1 December 2006.

Share Allocation

IF I CURRENTLY HAVE OTHER IAG SHARES, WILL ANY NEW SHARES BE ADDED TO MY EXISTING HOLDING?

If you are an existing IAG shareholder, participant of the Employee Share Reward Plan, or other IAG share or rights plan and the records held by Computershare for those holdings matches the HR payroll number and name for these Offers, we have linked the Offers with your existing holdings.

This means your online response will display the bank account details and TFN status held by Computershare for your existing holdings.

Should you change any of the personal details recorded, as part of your online response, the Computershare records for your existing holdings will be updated automatically.

Please note that if your existing holdings are not held in exactly the same name, or are held in a broker sponsored account, your records cannot be automatically linked. You may however request Computershare to merge your holdings.

Restrictions

WHY DO I HAVE TO HOLD THE SHARES FOR A RESTRICTION PERIOD?

The Tax Act requires that employees must be restricted from selling Shares to be eligible to receive the available tax concessions.

CAN I TRANSFER THE SHARES TO SOMEONE ELSE?

You cannot sell or deal with the Shares during the Restriction Period. You cannot transfer ownership of the Shares to another person during the Restriction Period.

In addition, you will not be able to deal with the Shares where the Shares remain on the Share Plan Register or in trust on your behalf.

Once the Restriction Period has ended, you may submit a request to transfer your Shares to the IAG Share register. You may then deal with your Shares as you wish, subject to any relevant insider trading laws and policy.

Insider Trading

WHAT IS INSIDER TRADING AND HOW DOES IT IMPACT SHARES ALLOCATED UNDER THESE OFFERS?

Under Australian law, it is a criminal offence to trade, or encourage others to trade, in Shares with the benefit of information which is not generally available and which could reasonably be expected to have a material effect on the price or value of the Shares ("inside information"), or to communicate such information to persons who are likely to trade, or encourage others to trade in the Shares. This is called "insider trading" and can attract fines of up to $220,000 and/or five years imprisonment.

There is an exception for employees acquiring Shares under an employee share plan, so the acquisition of Shares under the Plan is exempted from the insider trading prohibitions. However the exception does not apply to the disposal of Shares by employees, which includes selling Shares.

If you participate in the Plan, you should take care to ensure that you do not contravene the insider trading provisions when you dispose of the Shares (including issuing instructions to the Trustee to dispose of your Shares under the Deferred Purchase Plan).

You must also comply with the IAG Continuous Disclosure and Insider Trading Policy. It is important to understand that compliance with the policy is no guarantee of compliance with the law in relation to insider trading. You should consider the circumstances, including whether you are aware of price sensitive non public information and seek legal advice if necessary, to satisfy yourself that you are not contravening the law.

IS THERE ANYTHING I NEED TO KNOW IF I AM A DESIGNATED EMPLOYEE?

If you are a designated employee under the IAG Continuous Disclosure and Insider Trading Policy, additional restrictions apply in relation to selling or dealing in your Shares. In particular, all sales must be completed within a trading window.

If you possess price sensitive non public information, you may not sell or deal with your Shares under any circumstances while that information remains confidential to IAG. If you are subject to the additional restrictions in place for IAG directors and Group Executives, you must also obtain the permission of the IAG Board Nomination, Remuneration and Sustainability Committee before proceeding with any sale. Please refer to insideIAG for more information.

What happens if I cease employment

1. DURING THE SALARY CONTRIBUTION PERIOD?

If you cease the relevant employment prior to the Salary Contribution Period ending, contributions made will be refunded to you through your pay

2. AFTER SHARES ARE ALLOCATED?

If your relevant employment ceases after Shares have been allocated to you, the Restriction Period which applies to your Shares will cease.

Different conditions apply to Shares allocated under the Exempt Purchase Offer and Deferred Purchase Offer on cessation of your employment. Please refer to Ceasing Employment, under the Exempt Purchase Offer or Deferred Purchase Offer sections for specific information on those conditions.

dividends

WILL I RECEIVE DIVIDENDS?

Once Shares have been allocated to you, your Shares will be eligible to receive cash dividends (in the case of Exempt Plan Shares), or receive cash dividend distributions from the Trust (in the case of Deferred Plan Shares). Dividend payments are not guaranteed and will depend on a number of factors including IAG profitability and dividend policy.

WHEN WILL I RECEIVE DIVIDENDS?

Dividends are announced in February and August each year, when IAG declares half and full year operating results and are generally paid in April and October each year. Payments are credited to the bank account you nominate when responding to the Offer, or that you advise Computershare later.

WILL MY DIVIDENDS BE FRANKED?

Dividends may be fully or partially franked, or unfranked. The level of franking is determined by IAG and no guarantee is given on the level of franking provided.

CAN I PARTICIPATE IN THE DIVIDEND REINVESTMENT PLAN (DRP)?

You cannot participate in any DRP in relation to Shares allocated to you under the Offers unless the Shares are transferred onto the main IAG share register, after the Restriction Period ends.

Plan Communications

WHEN WILL I RECEIVE INFORMATION ABOUT MY SHARES?

You will be issued with a holding statement when your Shares are allocated to you, and will have ongoing online access to your shareholding information, plan documents and communications at any time through the IAG Employee Share Plan Centre website. You will also receive information on dividends when paid, tax related communications at the end of each financial year, and any other general IAG shareholder information.

WHERE CAN I GET MORE INFORMATION ABOUT THE OFFER AND THE PLAN?

Plan and Offer documents and other information are available free of charge from InsideIAG and the IAG Employee Share Plan Centre website: www.computershare.com/employee/au/iag

IAG will provide a copy of the Trust Deed and the IAG Constitution to any employee on request (without charge) within a reasonable period after the request is made. All requests should be made to IAG Remuneration and Benefits.

General Questions

HOW DO I CHANGE MY NAME, ADDRESS AND BANK ACCOUNT DETAILS?

You can change your personal details by accessing the IAG Employee Share Plan Centre website. You may also advise Computershare in writing.

ARE THERE ANY RISKS IN OWNING THESE SHARES?

There are risks in all investments and the price of your Shares may go up as well as down, both prior to and after allocation.

As with any investment in shares, there can be no guarantee as to future dividends, or distributions, since these are dependant on earnings and the financial condition of the Group. It is possible that if there are losses, or profits fall, you (as a shareholder) may not receive dividends or the amount of dividends may be reduced and the value of the Shares held for you under the Plan may fall. As a type of asset, shares are more volatile compared to other major types of assets, for example, property, cash and fixed interest deposits. The price of the Shares as quoted on the Australia Stock Exchange will fluctuate and depend on IAG's performance, investors' perceptions and the Australian share market generally.

It is recommended that you seek advice from a qualified adviser on whether this is an appropriate investment for your individual circumstances, prior to responding to an Offer.

HOW WILL I KNOW HOW THE SHARES ARE PERFORMING?

You will receive reports and communications available to IAG shareholders. IAG's current share price is listed on the insideIAG home page. Current and historical share price information is also available from the IAG corporate website: http://www.iag.com.au/pub/iag/shareholder/share_price_data.shtml

During the Offer period you may request the current market price of the Shares, the VWAP of the Shares traded on the ASX on the date of the request and an updated calculation of the number of Shares that could be acquired based on that VWAP by contacting IAG Remuneration and Benefits. IAG undertakes to provide you with this information within a reasonable period of your request at no charge to you.

CAN I VOTE AT MEETINGS OF THE COMPANY?

Yes, Exempt Offer participants will vote in the same way as other IAG shareholders. Deferred Offer participants will be able to provide voting instructions through the Trustee of the Plan.

CAN I PARTICIPATE IN ANY RIGHTS AND BONUS ISSUES?

If IAG announces a "rights issue", you will be notified and given the opportunity to exercise those rights. You will also be entitled to participate in any "bonus issues" and any Shares issued in respect of your allocated Shares under a bonus issue will be considered to have been acquired at the same time your Shares were acquired.

HOW WILL IAG AND COMPUTERSHARE USE MY PERSONAL INFORMATION?

At IAG, we respect your privacy. Any personal information you give us in connection with these Plans will be used for the purposes of the administration of the Plans, contacting you about shareholder issues, dividends and meetings and registration of Shares allocated under the Plans. IAG expects that we will disclose your personal information for these purposes to, without limitation, the Trustee, Computershare, relevant entities within the Group, ASX, and any of our service providers (eg mail houses).

Please note that if you do not provide the information required in the online response or paper Acceptance Form it might affect your participation in the Plans.

If you have any privacy concerns, would like information relating to your privacy rights and how the Company handles your personal information, or would like to verify information held about you, please contact the Head of Human Resources.

other information

Definitions

Acceptance Form	means either a paper acceptance form provided by IAG or the electronic form completed in the online response process.
Allocation Date	means the date on which Shares are allocated to you, which is expected to be on or about 1 June 2007, unless IAG announces a different date.
ASIC	means the Australian Securities & Investments Commission
ATO	means the Australian Taxation Office
Board or IAG Board	means the Board of directors of IAG, or the Nomination Remuneration and Sustainability Committee, as the context requires
Booklet or booklet	means the IAG Employee Share Plans Offer booklet, which sets out the terms of the Exempt Purchase Offer and Deferred Purchase Offer being made to eligible employees.
CGT	means capital gains tax
Closing Date	means 5.00 pm AEDT time on Friday 1 December 2006, unless IAG announces a different date
Computershare	means Computershare Plan Managers Pty Ltd, who administer share plans on behalf of IAG.
Deferred Purchase Offer	means the offer set out in this Offer booklet to acquire Shares under the IAG Deferred Employee Share Plan.
Sale Facility	means the share Sale Facility provided by Computershare
Corporations Act	means the Corporations Act 2001
Dividend	means a distribution of part of a company's net profit to shareholders. Usually expressed as cents per share
Employee	means an employee of the Group who has been deemed to meet the eligibility conditions approved by the Board

Event	means (a) a takeover bid is made to the holders of issued ordinary fully paid Shares in IAG (other than as a result of an allotment or transfer approved by the Board); (b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting Shares in IAG (other than as a result of an allotment or transfer approved by the Board); (c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (d) IAG passes a resolution for voluntary winding up; or (e) an order is made for the compulsory winding up of IAG.
Exempt Purchase Offer	means the offer set out in this Offer booklet to acquire Shares under the IAG Exempt Share Plan.
Group	means IAG and its subsidiaries.
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
IAG Exempt Share Plan	means the Plan established by the Trust Deed.
IAG Deferred Employee Share Plan	means the Plan established by the Trust Deed.
Interim Restriction Period	means, in relation to the Deferred Purchase Offer, the period commencing on the date of allocation of the Deferred Shares, and ending 3 years from the Allocation Date or the last day of the Restriction Period.
Offer or Offers	means the offer to employees to accept an allocation of Shares under the Plans.
Offer documents	means this booklet, Acceptance Forms, FSG and the Plan Rules and Plan Terms for each applicable Offer.
online response	means the process by which eligible employees may respond to the Offer at the IAG Employee Share Plan website.
Plan or Plans	means, in relation to the Exempt Purchase Offer, the IAG Exempt Share Plan, or, in relation to the Deferred purchase Offer the IAG Deferred Employee Share Plan.

Plan Rules	means the rules governing the operation of the IAG Exempt Employee Share Plan as set out in the Trust Deed.
Plan Terms	means the rules governing the operation of the IAG Deferred Employee Share Plan as set out in the Trust Deed.
Restriction Period:	means: 1. In relation to the Exempt Purchase Offer: the period commencing at the date of allocation of the Exempt Share and ending on the earliest of: (a) 3 years from the Allocation Date; (b) The day the employee ceases to be employed by a member of the Group or the company in the Group which employed the employee at the time the Share was provided. 2. In relation to the Deferred Purchase Offer: the period commencing at the date of allocation of the Deferred Share and ending on the earliest of: (a) 10 years from the Allocation date; (b) the day the employee ceases to be an employee of any of the following: (i) a member of the Group; (ii) Unless the Board determines otherwise, the employer at the date of allocation of the Shares. (c) The date that the Trustee approves a Withdrawal Request in relation to Shares held, after the Interim Restriction Period has ended. (d) The day the Trustee notifies the Employee that the Board has determined that an Event has occurred
Salary	means the pre tax gross Salary that employees receive, that is paid on a monthly or fortnightly basis.
Salary Contribution Period	means the period during which Salary contributions are made in relation to these Offers.
Salary contributions	mean the amount of cash Salary to be provided as IAG Shares and that is reduced each pay period during the Salary Contribution Period.
Share or Shares	the ordinary fully paid Shares in the capital of IAG.

Share register	means a register of shareholders in an organisation, which records changes in share ownership, issues share holding statements, and makes adjustments for dividend payments, bonus and rights issues
Share Rights	means any rights to acquire Shares or securities issued or to be issued by IAG.
Tax Act	means the Income Tax Assessment Act 1936
Tax Deferral Concession	means the ability to defer paying tax on the Shares until the year in which the Restriction Period ends
Tax Exemption Concession	means the ability to be provided with up to $1,000 of Shares tax free if you make an election to be assessed for income tax in the financial year that the Shares are allocated
Tax Value	means the VWAP for the Shares traded in the week prior to and including the relevant day.
Trust Deed	means the trust deed for the IAG Share and Performance Awards Rights Plans, as amended from time to time, or the IAG Employee Share Reward Plan Trust Deed, as amended from time to time, as applicable to the relevant Offer.
Trustee	means IAG Share Plan Nominees Pty Limited as the trustee of the IAG Employee Share Reward Plan Trust Deed and the IAG Share and Performance Awards Rights Plans Trust Deed, as applicable to the relevant Offer.
VWAP	means the volume weighted average price at which IAG Shares were traded on the ASX for a given period.
Withdrawal Request for Shares or Withdrawal Request	means a request by a participating employee to the Trustee under the Deferred Purchase Plan to: (a) transfer to or on behalf of, the participating employee some or all of the Participating Employee's Shares; or (b) sell, on behalf of the participating Employee, some or all of the participating Employee's Shares

Other Matters

INTERPRETATION

In this booklet, references to:

(a) $ are references to Australian dollars and

(b) times are to Australian Eastern Standard Time, and

(c) a reference to a body corporate includes a reference to any replacement or successor to that body corporate.

Terms defined in the Trust Deeds, Plan Rules and Plan Terms have the same meaning in this booklet, unless the context otherwise requires. To the extent of any inconsistency between this booklet and the Plan Rules, the relevant Plan Rules or Plan Terms will prevail.

RIGHT TO WAIVE REQUIREMENTS AND CORRECT ERRORS

IAG may, in its absolute discretion and at any time, deem any Offer response it receives to be valid, disregard it if it believes it should be disregarded, and may waive any or all of the requirements for making, amending or withdrawing an Offer response. It may do each of these things in relation to some, all or any number of Offer responses it receives.

Contact Share Plan Managers

Email: IAGSharePlans@computershare.com.au

Phone: 1800 452 196

IAG Deferred Employee Share Plan

Plan Terms

Dated 31 October 2006

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAG.

2. Interpretation

2.1 In these terms, the following words and phrases have these meanings unless the contrary intention appears:

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAG and any reduction of capital.

ASX means Australian Stock Exchange Limited.

Board means all or some of the Directors acting as a board of IAG or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAG.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly

in cash, that part of the dividend which is payable in cash.

Deferred Share means a Share allocated under clause 7A of the Trust Deed.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAG.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(d) IAG passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAG.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAG and each body corporate that is a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG shares or **shares** means fully paid ordinary shares in the capital of IAG.

Interim Restriction Period means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7A of the Trust Deed.

Restriction Period means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

  (i) by a member of the Group; or

  (ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Share means:

(a) the ordinary fully paid shares in the capital of IAG or any other financial instrument or security allocated to a Participant in

accordance with clause 7A of the Trust Deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Deferred Shares.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Trust Deed means the trust deed for the IAG Share and Performance Awards Rights Trust dated 12 February 2001 between IAG and the Trustee, as amended from time to time

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAG to sell some or all of the Share Rights to the extent permitted by law; or

(b) both

(i) written instructions in the form (if any) prescribed by IAG to acquire, to the extent permitted by law, some or all of the shares or securities in IAG to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of

shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAG will send, or will make arrangements with the person charged with maintaining the IAG Share Register from time to time to send, notices (including the IAG annual report), or copies of them, that are sent to the registered holders of shares to the Participating Employee either in physical or electronic form.

7.2 The Participating Employee may give the Trustee written notice, in physical or electronic form, indicating how and whether it would like the

Trustee to vote in respect of voting rights attaching to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Voting by Trustee

8.1 The Trustee will exercise the voting rights attaching to Deferred Shares in accordance with the instructions of a Participating Employee given in accordance with term 7.2 and received by the Trustee not less than 5 business days prior to the relevant meeting.

9. Failure to provide information

9.1 IAG and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. Failure to provide voting directions

10.1 In default of the Trustee receiving prior written instructions from a Participating Employee given in accordance with terms 7.2, the Trustee may exercise the voting rights attaching to the Deferred Shares of the Participating Employee as it thinks fit (including a power to abstain from voting).

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee or IAG of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(i) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(ii) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the **end of the Restriction Period**, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a Withdrawal Request for Shares that the Participating Employee wishes to arrange through the Trustee the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a Withdrawal Request for Shares to transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the

Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

4

MALLESONS STEPHEN JAQUES

FINAL FORM

IAG Employee Share Reward Plan Rules

Dated 15 AUGUST 2005

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com

(S0013123)

Employee Share Reward Plan Rules Contents

Employee Share Reward Plan Rules

1 Purpose

The Plan provides Eligible Employees with an opportunity to Acquire an ownership interest in Insurance Australia Group Limited.

2 Offer and Acceptance

2.1 Eligibility

The Board may determine the Employees who are eligible to participate in the Plan from time to time.

2.2 Offer

From time to time the Company may make, and an Employee who is eligible to participate in the Plan in accordance with Rule 2.1 may receive, an Offer to participate in the Plan on such terms as the Board may determine, provided that such terms:

(a) are consistent with rule 6.2;

(b) do not vary the restriction on the disposal of or other dealings in Shares by Participants under rule 4.1; and

(c) do not include any provision for the forfeiture of Shares Acquired by Participants under the Plan.

2.3 Content of Offer

The Offer to an Eligible Employee must be in writing and include the following details:

(a) a statement that the Shares will be Acquired by the Eligible Employee for no cash payment by the Eligible Employee;

(b) the number of Shares or the method of calculating the number of Shares which the Eligible Employee may accept;

(c) that the time of acceptance of the Offer for Shares by the Eligible Employee will be when the Shares are allotted to the Employee; and

(d) any restrictions or other conditions relating to the Shares as determined by the Board.

2.4 Acceptance Form

The Offer to an Eligible Employee must be accompanied by an Acceptance Form.

2.5 Participant agrees to be bound

Each Participant is, by submitting an Acceptance Form, deemed to have agreed to be bound by:

(a) the terms of the Offer and Acceptance Form;

(b) the provisions of these Plan Rules;

(c) the Trust Deed; and

(d) the constitution of the Company.

2.6 How Employees may accept

An Eligible Employee may accept the whole number of Shares the subject of an Offer, being that number of Shares calculated in accordance with clause 2.3(b), by completing, returning and signing, either in hard copy or by electronic means in the manner specified in the Acceptance Form, the Acceptance Form to the person specified in it.

2.7 Deadline for Acceptances

The Acceptance Form must be received by the Company by the time specified in the Offer, including any extension approved on a Non-discriminatory Basis in accordance with the Offer.

2.8 Transaction costs

Unless the Board otherwise determines on a Non-discriminatory Basis at the time of making an Offer, no brokerage, commission, stamp duty or other transaction cost is payable by Participants in respect of any allotment or transfer of Shares to the Participant under the Plan.

2.9 Acceptance of Offer

The acceptance of an Offer by an Eligible Employee is effective and occurs at the time of allotment of the Shares to the Eligible Employee.

2.10 When Acceptance not effective

An Eligible Employee's Acceptance of an Offer will not be effective if, at the date of the proposed allotment of Shares:

(a) they are not an Employee of a Participating Company; or

(b) they have been given notice of dismissal from employment by the relevant Participating Company or, in the opinion of the Participating Company, they have tendered their resignation to avoid dismissal.

3 Allotment of Shares

3.1 Issue or transfer

Shares to be Acquired under the Plan will be issued or transferred to Eligible Employees as determined by the Board.

3.2 Notice to Participant

The Company or a relevant trustee where Shares are purchased on-market must advise each relevant Participant in writing that it has allotted Shares to them under the Plan as soon as reasonably practicable after the allotment of Shares.

3.3 Interest in Shares

Each Participant holds the legal and beneficial interest in the Shares they Acquire under the Plan. However, any disposal of those Shares by the Participant is restricted in accordance with Rule 4.

3.4 Quotation of Shares

Where applicable, the Company must apply to ASX for official quotation of the Shares allotted under the Plan within a reasonable time after the allotment of those Shares.

4 Restrictions on dealing with Shares

4.1 Restriction on dealing

Any Share Acquired by a Participant under the Plan must not be disposed of, or dealt with in any way by that Participant, until the earlier of:

(a) three years after the date of allotment of the Share to the Participant; or

(b) the date when the Participant is no longer employed by any of:

(i) a Group Company; or

(ii) the company which employed the Participant at the date the Share is allotted to the Participant, whether or not that company is still a Group Company.

4.2 Enforcing restriction on dealing

Subject to rule 6.2, the Company may make any arrangements it considers necessary to enforce the restriction in Rule 4.1, and Participants are bound by those arrangements and must take any steps reasonably required by the Company to give effect to Rule 4.1.

4.3 Holding Lock

Without limiting Rule 4.2, and subject to the Listing Rules, the Company may procure that a Holding Lock be put on any Shares which are subject to the restriction in Rule 4.1.

4.4 Removal of restriction

If the restriction on dealing with a Share under Rule 4.1 no longer applies, the Company must, as soon as reasonably practicable, procure that any restriction on dealing with that Share pursuant to these Rules is removed (including procuring the removal of any Holding Lock on that Share).

5 Rights of Participants

5.1 Shares to rank equally

Subject to this Rule 5, Shares allotted under the Plan rank equally with all Shares from the date of issue or transfer (as the case may be) in all respects, including in relation to all reconstructions, rights issues, bonus share issues and dividends with a record date for entitlements after allotment.

5.2 Participant's rights

Any restriction on the disposal of Shares under Rule 4.1 Acquired by a Participant under the Plan does not apply to the following, provided that in each case the Participant is not treated as having Acquired a share or right under an Employee Share Scheme for the purpose of Division 13A of the Tax Act and is treated in the same way and has the same rights and obligations as any other shareholder in the Company (whether or not an Eligible Employee):

(a) any bonus entitlements in relation to Shares Acquired under the Plan, unless the bonus entitlement forms part of the allotment of Shares under the Plan, in which case the restriction in Rule 4.1 applies; and

(b) a right to participate in a new issue of securities of the Company.

5.3 Dividend Reinvestment Plan

Shares Acquired by Participants under the Plan will not be eligible to participate in any dividend reinvestment plan.

5.4 Voting rights

Subject to the Listing Rules and the terms of issue or transfer of the relevant Shares, a Participant may exercise any voting rights attaching to their Shares, or may appoint a proxy to represent and vote or their behalf at any meeting of members of the Company.

6 Administration of Plan

6.1 Board to administer Plan

The Plan is to be administered by the Board in accordance with the Rules. The Board may make further provisions for the operation of the Plan which are consistent with the Rules, including making regulations and determining procedures for the proper and efficient administration and implementation of the Plan.

6.2 Non-discriminatory

The Board must operate the Plan, and any scheme for the provision of financial assistance, on a Non-discriminatory Basis for invitations, offers and allocations of Shares under the Plan.

6.3 Board powers and discretions

Any power or discretion which is conferred on the Board by these Rules must be exercised by the Board in the interests or for the benefit of the Company, and the Board is not, in exercising any power or discretion, under any fiduciary or other obligation to any other person. Any determination, decision, approval or opinion of the Board shall be in its absolute and unfettered discretion.

6.4 Delegation of Board powers and discretions

Any power or discretion which is conferred on the Board by these Rules may be delegated by the Board to a committee consisting of those Directors, other officers, employees of the Company (or any combination of people who hold any of these positions) as the Board thinks fit.

6.5 Board decision final and conclusive

The decision of the Board, or any delegate appointed by the Board under Rule 6.4, as to the interpretation, effect or application of the Plan or any of the Rules or any restrictions or other conditions relating to any Shares Acquired under the Plan is final and conclusive in the absence of manifest error.

6.6 Corporations Act and Listing Rules

Despite any other provision of these Rules, no Share may be Acquired by an Eligible Employee or other person under the Plan if to do so would contravene the Corporations Act or the Listing Rules.

6.7 Rules are binding

The Rules bind each Participating Company and each Participant.

7 Amendments to the Plan

7.1 Board may amend Plan

Subject to Rules 7.2 and 7.3 and the Listing Rules, the Board may at any time by resolution amend all or any of the Rules, including this Rule 7.

7.2 No reduction of existing rights

Any amendment to the Rules must not materially reduce the rights of any Participant in respect of their Shares held at the date of the amendment, unless the amendment is introduced primarily:

(a) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legislation governing or regulating the maintenance or operation of the Plan or similar plans;

(b) to correct any manifest error or mistake;

(c) to enable contributions or other amounts paid by a Group Company to the Plan to qualify as income tax deductions for that Group Company or another Group Company;

(d) to enable a Group Company to reduce the amount of fringe benefits tax under the *Fringe Benefits Tax Assessment Act* 1986 (Cwlth), the amount of tax under the Tax Act, or the amount of any other tax or impost that would otherwise be payable by a Group Company in relation to the Plan;

(e) for the purpose of enabling the Participants generally (but not necessarily each Participant) to receive a more favourable taxation treatment in respect of their participation in the Plan; or

(f) to enable the Plan or any member of the Group to comply with the constitution of a Group Company, the Corporations Act, the Listing Rules, or the requirements of a regulator (including the Australian Securities and Investments Commission).

7.3 Retrospective amendment possible

Subject to Rule 7.2, any amendment made under Rule 7.1 may be given retrospective effect as specified in the written instrument by which the amendment is made.

7.4 Amendment and exemption conditions under Tax Act

Any amendment to these Rules must not affect the ability of any Shares Acquired by Participants to satisfy any exemption condition under the Tax Act.

8 Termination and suspension

8.1 Board has discretion

The Board has the discretion to terminate or suspend the operation of the Plan. However, the Board must determine how any Share subject to the restriction on dealing under Rule 4.1 should be dealt with so that the requirements of section 139CE of the Tax Act are, and continue to be, satisfied.

8.2 Notice of termination or suspension

As soon as reasonably practicable after termination or suspension of the Plan, the Board must give written notice to any Participant affected.

9 Connection with other schemes

9.1 Company may approve other schemes

The Company is not restricted to using the Plan as the only method of providing incentive rewards to employees. The Company may approve other incentive schemes.

9.2 Participation in other schemes

Becoming a Participant in the Plan does not affect, and is not affected by, participation in any other incentive or other scheme of the Company unless the terms of that incentive or scheme provide otherwise.

10 Miscellaneous provisions

10.1 Rights of Participant

Nothing in the Plan:

(a) confers on any Participant the right to continue as an Employee of any Employer;

(b) affects any rights which any Employer may have to terminate the employment of any Employee; or

(c) may be used to increase damages in any action brought against any Employer in respect of any termination of employment.

No person, whether a Participant or otherwise, has any claim, right or interest in respect of the Plan or any Plan Shares, whether against the Company or any other person, except under and in accordance with the Rules.

10.2 Company acts as principal only

The Company acts as principal in the operation of the Plan and not as trustee or agent of Participants.

10.3 Instructions by Participants

For the purposes of the Plan, the Board, the Company and any Employer is entitled to regard any notice, direction or other communication given or purported to be given by or on behalf of a Participant (or a legal personal representative of a Participant) as valid, whether given orally, in writing or by electronic means, other than a Withdrawal Notice, which must be given in writing or by electronic means.

10.4 Notices

Any notice given by the Company or Board is deemed to have been duly given if:

(a) sent by electronic mail or delivered by hand; or

(b) sent by ordinary prepaid mail,

and is deemed to have been served:

(c) if sent by electronic mail or delivered by hand, at the time of delivery or sending; or

(d) if posted, three Business Days (or, if posted to a Participant's address outside Australia, seven Business Days) after the date of posting.

Delivery, transmission and postage is to the address of any Participant as indicated on the Acceptance Form or any other address notified in writing by the Participant to the Company, which shall include an address recorded within the Company's human resources systems.

10.5 Governing law

This Plan is governed by the laws in force in New South Wales and is construed and takes effect in accordance with those laws.

10.6 Net of tax

If a Group Company is obliged to deduct or withhold any amount of tax or other government levy or impost, the payment to the Participant is to be made net of the deduction or withholding.

10.7 Rounding

Any calculation of a number of Shares under the Plan is to be rounded down to the nearest whole number.

11 Definitions and interpretation

11.1 Definitions

In these Rules, the following terms have these meanings unless the contrary intention appears:

Acceptance means an acceptance of Shares to be Acquired by an Employee under an Offer and in the manner specified in the Offer.

Acceptance Form means an acceptance form for Shares attached to an Offer.

Acquire means acquire for the purposes of Division 13A of the *Income Tax Assessment Act 1936* and **Acquired** has the corresponding meaning.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Board means all or some of the directors of the Company acting as a board and includes a committee of the Board or a delegate of the Board.

Business Day means a day other than a Saturday, Sunday or public holiday in New South Wales.

Company means Insurance Australia Group Limited (ABN 60 090 739 923).

Corporations Act means the *Corporations Act* 2001 (Cwlth).

Eligible Employee means an Employee who the Board determines to be eligible to receive an Offer under clause 2.1.

Employee includes a permanent full-time or part-time employee of a Group Company.

Employer means a Group Company or, in relation to a particular Participant, means the company which employed the Participant at the time a Share was allotted to the Participant whether or not that company is still a Group Company.

Financial Year means the financial year adopted by the Company for the purpose of preparing the profit and loss account and balance sheet of the Company in accordance with the Corporations Act.

Group means the Company and its Subsidiaries.

Group Company means a company in the Group.

Holding Lock has the same meaning as in Chapter 19 of the Listing Rules.

Listing Rules means the official listing rules of ASX, except to the extent of any express waiver by ASX.

Market Value on a particular day means the market value of a Share on that day determined in accordance with section 139FA of the Tax Act.

Non-discriminatory Basis has the same meaning as in section 139GF of the Tax Act.

Notice of Withdrawal means a notice from the Participant requesting that their Shares be released from the Plan in the form approved by the Company from time to time.

Offer means an offer to Acquire Shares under the Plan made in accordance with Rule 2.2.

Participant means an Eligible Employee who accepts an Offer and is allocated Shares under the Plan.

Participating Company means the Company or any Subsidiary of the Company to which the Board resolves that the Plan extends.

Plan means the IAG Employee Share Reward Plan established and operated in accordance with these Rules.

Rules means these rules of the Plan as amended from time to time.

Share means a fully paid ordinary share in the capital of the Company. [A Share allotted to an Employee under this Plan may be a newly issued Share or a Share purchased on-market by a trustee on behalf of the Company.]

Subsidiary has the same meaning as in Division 6 of Part 1.2 of the Corporations Act.

Tax Act means the *Income Tax Assessment Act* 1936 (Cwlth) or the *Income Tax Assessment Act* 1997 (Cwlth), as the context requires.

Trust Deed means the deed dated on or about the date of these Rules between the Company and IAG Share Plan Nominee Pty Limited.

11.2 Interpretation

In the Rules, unless the contrary intention appears:

(a) words importing the singular include the plural and vice versa;

(b) references to the Plan, the Rules or any particular Rule means the Plan, the Rules or the relevant Rule (respectively), as amended from time to time;

(c) references to a document, or any part of a document means the document or relevant part, as amended from time to time;

(d) references to a statute or other law include regulations and other instruments made under it and consolidations, amendments, re-enactments or replacements of any of them;

(e) references to the exercise of a power or discretion include a decision not to exercise the power or discretion;

(f) references to a "year" mean any period of 12 months;

(g) "including" when introducing a list of items does not exclude a reference to other items whether of the same class or genus or not; and

(h) "Australian dollars", "dollars", "A$" or "$" is a reference to the lawful currency of Australia.

Headings are for convenience only and do not affect the interpretation of this Plan.

56

IAG Insurance Australia Group

13 November 2006

000001*
000

[redacted]

a Shared future

Dear [redacted]

An invitation to share in IAG's future success

I am pleased to officially open two new employee share purchase Offers which will enable you to elect to receive part of your salary as IAG Shares.

We want to offer the best remuneration options to you, and I am happy to be able to provide the opportunity for you to invest in our company's future success. The Offers form part of IAG's overall remuneration offering and are designed to provide you with a range of flexible opportunities to own a stake in IAG.

Two new purchase Offers are available and you can elect to participate in one of the Offers. Shares acquired are eligible for income tax concessions applicable to employee share schemes and each Offer has been designed to access a different tax concession.

Many of you will recall that last year we launched an employee share reward plan (ESRP) which offered all eligible employees up to $1,000 of IAG Shares. This offer was conditional on IAG's Total Shareholder Return (TSR) being in the top half of companies in the S&P/ASX 100 Index for the 12 months prior. This is an ambitious long-term target and we did not achieve this result in the 05/06 financial year, therefore a Reward Offer is not available this year. However, in years such as this (where we do not meet our TSR target) employees will still be able to acquire Shares via one of two new Purchase Offers explained over the page.

Participation in either Purchase Offer is completely voluntary. I encourage you to read the Offer booklet to ensure you understand the Offers and seek advice from a qualified financial adviser if you are unsure whether to participate.

On behalf of the IAG executive team, I hope you think seriously about the Offers and consider acquiring a stake in our long term success.

Yours sincerely

Sam Mostyn
Group Executive, Culture and Reputation

014913--V3

a Shared future

IMPORTANT INFORMATION ON THE IAG EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS PURCHASE OFFER

THIS DOCUMENT IS PROVIDED AS AN OVERVIEW OF THE 2006/07 PURCHASE OFFERS.
YOU SHOULD ENSURE YOU READ THE OFFER BOOKLET FOR THE FULL TERMS OF THE OFFERS.

WHAT ARE THE IAG EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS?

The IAG Exempt and Deferred Employee Share Plans form part of IAG's overall remuneration offering. They are designed to provide eligible employees with a range of flexible opportunities to own a stake in IAG and share in our future success.

WHAT ARE THE 2006/07 PURCHASE OFFERS?

The Exempt and Deferred Purchase Offers give full and part time Australian employees of the Group the choice to receive part of their Salary as fully paid ordinary IAG shares. Participation in the Offer is completely voluntary.

Shares allocated may be eligible for income tax concessions applicable to employee share schemes and each Offer has been designed to access a different tax concession.

You need to decide which Offer and respective tax concession best meets your requirements.

You can choose to participate in one of two Offers:

OFFER 1: EXEMPT PURCHASE OFFER

You can elect to receive up to $1,000 of your Salary as IAG shares. Shares acquired under this Offer may be eligible to be provided free of income tax using the Tax Exemption Concession.

OFFER 2: DEFERRED PURCHASE OFFER

You can elect to receive a minimum of $1,500 of your Salary as IAG shares. Income tax can be deferred on shares received under this Offer for up to 10 years from allocation.

Under both Offers, your cash Salary will be reduced by the value of shares to be received, in equal amounts, over the Salary Contribution Period

HOW DO I PARTICIPATE?

To respond to either of the Offers, you should:
Complete the online response for your chosen Offer on the IAG Employee Share Plan Centre website at www.computershare.com/employee/au/iag.

If you do not have access to InsideIAG or the internet, you may respond to the Offer by completing a paper Acceptance Form.

Following your response, Salary contributions will be made for 10 fortnights or 5 months, depending on your pay frequency, from the first pay period commencing on or after 1 January 2007.

Please refer to "Steps to Respond to the Offer and Receive Shares" for more information.

OFFER KEY DATES

13 NOVEMBER 2006

Notification to Eligible Employees You will be sent an invitation by email or post

If you do not have an email address, a paper invitation will be sent to your home address prior to this date.

13 NOVEMBER 2006

Offers Open

You may respond to an Offer by completing the online response on the IAG Employee Share Plan Centre website at:

http://www.computershare.com/employee/au/iag

1 DECEMBER 2006

Offers Close

If you wish to participate, you must complete your online response or submit a paper Acceptance Form to Computershare by 5pm.

JANUARY 2007

First Salary Contribution

Salary contributions commence on first full pay period commencing on or after 1 January 2007

MAY 2007

Last Salary Contribution

Final salary contributions will be made in the fortnightly pay period commencing on 14 May 2007, or monthly pay period commencing 1 May 2007.

1 JUNE 2007

Shares allocated

Shares allocated to participants and Restriction Period commences.

You are deemed to accept the Offer on this date.

STEPS TO APPLY AND RECEIVE SHARES

1. Choose which Offer you wish to respond to
2. Complete your Response
3. Make Salary contributions
4. Share allocation

STEP 1: CHOOSE WHICH OFFER YOU WISH TO RESPOND TO

You can respond to either:

1) The Exempt Purchase Offer if you wish to receive up to $1,000 of your Salary as shares
Or
2) The Deferred Purchase Offer if you wish to receive a minimum of $1,500 of your salary as shares

To help you decide, read the Offer Comparison Overview, and the specific sections on your chosen Offer in the Offer booklet. You should also consider seeking independent advice from a qualified advisor if you are unsure whether to participate.

STEP 2: COMPLETE YOUR RESPONSE

You will be sent an invitation on 13 November 2006. This invitation will contain a personalised password, which you will need to access the Offers on the IAG Employee Share Plan Centre website and complete an online response.

There are two ways to respond:

1. ONLINE RESPONSE:

In general, you must respond to the Offer online on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag
You should complete an online response unless you are unable to do so.

2. PAPER RESPONSE

If you do not have access to InsideIAG or the internet, you may respond to an Offer by completing a paper Acceptance Form. If you require paper Offer documents and Acceptance Form, you can request these from Computershare on 1800 452 196

You must complete and submit your Response by 5pm AEDT on Friday 1 December 2006.

STEP 3: MAKE SALARY CONTRIBUTIONS

Your monthly or fortnightly cash Salary will be reduced during the Salary Contribution Period by the amount of your Salary to be received as shares. The Contribution Period commences from the first full pay period on or after 1 January 2007. The Salary Contribution Periods will vary depending on your pay frequency, as described in the following table. Contributions will cease automatically after the dates noted below.

PAY FREQUENCY	TOTAL NUMBER OF CONTRIBUTIONS	FIRST CONTRIBUTION PAY PERIOD	LAST CONTRIBUTION PAY PERIOD
Fortnightly	10	8/1/2007 – 21/1/2007	14/5/2007 – 27/5/2007
Monthly	5	1/1/2007 – 31/1/2007	1/5/2007 – 31/5/2007

STEP 4: SHARE ALLOCATION

Provided that Salary contributions have been made over the Salary Contribution Period, and that you remain an employee of the Group on the Allocation Date, you will be allocated IAG shares on or about 1 June 2007, and the relevant Restriction Period will commence. The number of shares you receive will be calculated by dividing the Salary contribution by the volume weighted average price (VWAP) at which ordinary IAG shares trade on the ASX for the week up to and including the Allocation Date.

EXAMPLE

If the Salary contribution is $1,000 and the VWAP of IAG shares for the week up to and including the Allocation Date is $5.50, the number of shares you will receive will be calculated as follows:

$1,000 / $5.50 = 181 shares, rounded down to the nearest whole share with the balance of $4.50 held in suspense, for future allocations or Offers.

YOU MUST COMPLETE AND SUBMIT YOUR RESPONSE BY 5PM AEDT ON FRIDAY 1 DECEMBER 2006.

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ACCEPTANCE FORM – IAG DEFERRED EMPLOYEE SHARE PLAN – 2006 PURCHASE OFFER

You can complete an online response online at www.computershare.com/employee/au/iag. You will need your password and payroll number. **Please complete and sign this form, then return to GPO Box 1501 Sydney 2001, no later than 5pm AEDT on Friday 1 December 2006.**

Computershare

All correspondence to:
Computershare Plan Managers
Level 3, 60 Carrington Street Sydney
New South Wales 2000 Australia
Enquiries 1800 452 196
Facsimile 61 2 8235 8208
iagshareplans@computershare.com.au
www.computershare.com

Section A: Personal Details

Title | First Name | Surname

Mailing Address (Street Address OR Post Office Box)

City/Suburb/Town | State | Post Code

Tax File Number (for dividend purposes)* | Payroll Number

Section B: Contact Details

Home Phone | Work Phone

Email Address

Section C: Bank Details - Compulsory for the payment of *Dividends and Sale Proceeds*

BSB | Account Number | Name of Branch or Suburb or Town

Name of financial institution (eg. ANZ Bank)

Name in which account is held (eg. John Smith)

Section D: Authorisation

I wish to elect to receive the following amount of my Salary as IAG shares through the IAG Deferred Employee Share Plan

$ (minimum of $1,500, or more in increments of $500 and a maximum of 30% of my Salary)

Please tick if applicable:

☐ I will be on planned extended unpaid leave (e.g. parental leave) for part/all of the Salary Contribution Period, from January-June 2007.

By completing this Acceptance Form, I agree to the terms and conditions set out on the reverse of the form.

Signed: **Date:**

* Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will not be deducted from unfranked dividends if you quote your TFN.

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ACCEPTANCE FORM – IAG EXEMPT EMPLOYEE SHARE PLAN – 2006 PURCHASE OFFER

You can complete an online response online at www.computershare.com/employee/au/iag. You will need your password and payroll number.
Please complete and sign this form, then return to GPO Box 1501 Sydney 2001, no later than 5pm AEDT on Friday 1 December 2006.

Computershare

All correspondence to:
Computershare Plan Managers
Level 3, 60 Carrington Street Sydney
New South Wales 2000 Australia
Enquiries 1800 452 196
Facsimile 61 2 8235 8208
iagshareplans@computershare.com.au
www.computershare.com

Section A: Personal Details

Title First Name Surname

Mailing Address (Street Address OR Post Office Box)

City/Suburb/Town State Post Code

Tax File Number (for dividend purposes)* Payroll Number

Section B: Contact Details

Home Phone Work Phone

Email Address

Section C: Bank Details - Compulsory for the payment of Dividends and Sale Proceeds

BSB **Account Number** Name of Branch or Suburb or Town

Name of financial institution (eg. ANZ Bank)

Name in which account is held (eg. John Smith)

Section D: Authorisation

I wish to receive up to the following amount of my Salary as IAG shares through the IAG Exempt Employee Share Plan (please tick):

☐ $500 ☐ $750 ☐ $1000

Please tick if applicable:

☐ I will be on planned extended unpaid leave (e.g. parental leave) for part/all of the Salary Contribution Period, from January-June 2007.

By completing this Acceptance Form, I agree to the terms and conditions set out on the reverse of the form.

Signed: **Date:**

* Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will not be deducted from unfranked dividends if you quote your TFN.

OFFER WEBSITE

EXEMPT AND DEFERRED EMPLOYEE SHARE PLANS

2006 PURCHASE OFFERS – LIVE WEBSITE - 13 Nov 2006

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Member Login

INSURANCE AUSTRALIA GROUP LIMITED

SRN

Password

Login

Forgotten PIN

- Portfolio Summary
- Transaction History
- Communications
- Sell Shares
- All Transactions
- Pending Transactions
- FAQs
- Plan Documentation
- Downloadable Forms
- Stock Quote

Employee Share Plan Centre

Welcome!

IAG Share Purchase Offers - Apply Here

ffers..................IAG Share Purchase Offers now open, Click "Apply Here"

Welcome to the IAG Employee Share Plan Centre

This website contains all the information you need to know about your employee share portfolio and provides you with a wide variety of self-service tools to help manage this portfolio. To access these features please login by following the steps below.

Logging In

Login by typing your SRN (Securityholder Reference Number) and password in the member login section to the left and then clicking login.

Employee Share Reward Plan Members. Your SRN was mailed to you recently with your SRN card and your password was also recently emailed to the address you provided when responding to the Offer.

If you have not already logged in and have misplaced your password, or if you do not have access to your SRN, please let us know by clicking here.

PLEASE NOTE YOUR SRN BEGINS WITH THE LETTER I NOT THE NUMBER 1.

If you have already logged in and you can not recall your password you can reset it using the Forgotten PIN link in the menu to the left.

Using the site

Once you have logged in you can move around the site using the menu to the left.

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Welcome to the IAG Exempt and Deferred Employee Share Plan Offers

The IAG Exempt and Deferred Employee Share Plans are designed to provide employees with a range of flexible opportunities to own a stake in IAG and share in our future success. The Offers form part of IAG's commitment to providing flexible remuneration options and are part of our overall remuneration offering.

The Exempt and Deferred Purchase Offers give full time and part time Australian employees of the Group the choice to receive part of their Salary as fully paid ordinary IAG shares. Participation in the Offers is completely voluntary.

Shares allocated are eligible for income tax concessions applicable to employee share schemes and each Offer has been designed to access a different tax concession. You need to decide which Offer and respective tax concession best meets your requirements.

The Offers open on Monday 13 November 2006 and close at 5:00pm AEDT on Friday 1 December 2006.

The Offers

You can choose to participate in one of two Offers:

OFFER 1: EXEMPT PURCHASE OFFER
You can elect to receive up to $1,000 of your Salary as IAG shares. Shares acquired under this Offer can be eligible to be provided free of income tax using the Tax Exemption Concession.

OFFER 2: DEFERRED PURCHASE OFFER
You can elect to receive a minimum of $1,500 of your Salary as IAG shares. Income tax can be deferred on shares received under this Offer for up to 10 years from allocation.

Under both Offers, your Salary will be reduced by the value of shares to be received, in equal amounts, over the Salary Contribution Period.

If you respond to either Offer, you will make salary contributions over 10 fortnights or 5 months, depending on your pay frequency, from the pay period commencing on or after 1 January 2007. Shares will be allocated in June 2007, provided you make Salary contributions and remain employed by the Group on the Allocation Date.

How to Respond

To respond to either of the Offers, you should complete the online response for your chosen Offer on this website.

If you are eligible to participate, you will have been sent an invitation to either your work email address or your home address. The letter contains your Offer login password, which you will need to access Plan and Offer documents and respond to the Offer. If you have not received your email or letter by 21 November 2006, please contact Computershare on 1800 452 196.

This website contains all the information about the Offer and will take you through the online response. If you do not want to participate in either of the Purchase Offers, you do not have to do anything.

Login Instructions

1. Enter your Offer password supplied in your invitation email/letter in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit

The online response will take approximately 5 minutes to complete. You will need your bank account details and Tax File Number (optional) to complete the response.

Need Assistance?

Please contact Computershare on 1800 452 196 between 8:30am and 7:30pm Monday to Friday or email IAGSharePlans@computershare.com.au if you need assistance completing your response.

Login

Insurance Australia Group Limited

Password

Payroll number (excluding any leading zeroes)

Cancel Submit

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- Offer Information
- Logout

Welcome to the IAG Exempt & Deferred Employee Share Plan 2006 Offers.

Introduction

Offer documents and additional information for the IAG Exempt and Deferred Employee Share Plan Offers is provided below.

Before deciding whether or not to respond to an Offer, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online response:

Step 1: Plan and Offer documents
Download and carefully read the information about the Exempt and Deferred Offers

The interactive Offer booklet includes functionality to help you easily read it online and save resources. We encourage you to access this version

If you need to print the booklet to help you seek advice, you should access the print friendly version, which does not have any interactive functions.

Step 2: Decide which offer (if any) you wish to respond to
Prior to deciding whether to respond to an Offer, you should read the Offer booklet and ensure you understand the terms and conditions that apply to that Offer.

Step 3: Respond to one of the Offers
Complete the online response. Click on the relevant Acceptance Form to begin. You can only respond to one of the Offers.

Online Response

Step 1: Plan and Offer documents	Size
Fact Sheet	95KB
IAG Exempt and Deferred Employee Share Plans Offer booklet - Interactive	914KB
IAG Exempt and Deferred Employee Share Plans Offer booklet - Print version	215KB
IAG Exempt Employee Share Plan Rules	172KB
IAG Deferred Employee Share Plan Terms	45KB
Computershare Financial Services Guide	20KB

Step 2: Respond to the Offer

Deferred Offer Acceptance Form ($1500 or more)

Exempt Offer Acceptance Form (up to $1000)

Further Information

Toll Free - 1800 452 196 (8.30 am - 7.30 pm AEDT, Monday - Friday)

email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Post - GPO Box 1501, Sydney, NSW 2001 Australia

EXEMPT PURCHASE OFFER – ACCEPTANCE FORM

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- New Plan Offers
- Offer Information
- Logout

Step 2: Respond to the Offer

» 1. Terms and Conditions » 2 Respond » 3 Response Review » 4. Response Confirmation

You must accept the following terms and conditions before proceeding to the online response.

By completing the online response, you:

a. accept the Offer and agree to be bound by IAG's constitution, the Plan Rules or Plan Terms (as applicable to the relevant Offer), the Trust Deed, the terms set out in the Offer and Acceptance Form, and these terms and conditions.
b. appoint Insurance Australia Group Limited to receive on your behalf any Financial Services Guide (FSG) (and any update of that document) that you are required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to you upon request and by posting it on their intranet
c. consent to IAG and Computershare using your personal information in the manner set out in the Offer booklet
d. acknowledge that your response to the Offer will not be accepted by the Trustee of the Plan until the date shares are allocated to you.
e. irrevocably agree to make Salary contributions during the Salary Contribution Period, which commences on the first full pay period commencing on or after 1 January 2007, unless your employment with the Group ceases prior to or during the Salary Contribution Period.
f. acknowledge that you will only be allocated IAG Shares if you make Salary contributions during the Salary Contribution Period and remain an employee of the Group on the Allocation Date.
g. acknowledge that the number of IAG Shares that you will be allocated will be based on the average price at which IAG Shares trade in the week up to and including the Allocation Date.
h. authorise IAG, its officers and agents to correct any errors in or omissions from this online response.
i. agree that your existing IAG shareholding and/or IAG employee share plan holding address and bank account details may be changed to reflect the details in this response in the manner set out in the Offer booklet and
j. acknowledge that you have had the opportunity to obtain independent financial and legal advice before responding to the Offer.

☐ I agree to the terms and conditions specified above.

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- Offer Information
- Logout

Step 2 Respond to the Offer

» 1 Terms and Conditions » 2 **Respond** » 3 Response Review » 4 Response Confirmation

Acceptance Form

In order to respond to the Employee Share Plan Offer, you will need to confirm or enter your details below

You need to submit this form online to Computershare Plan Managers **no later than 5pm (AEDT) 1 December 2006**

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable
If you provide a valid email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196

Title	First Name	Middle Name	Surname
Mr	Test		Cpgadmin

Mailing Address (Street Address or Post Office Box)

1 Test Street

City/Suburb/Town	State	Post Code
Sydney	NSW	2000

Employee Number	Home Phone	Work Phone
12345		

Email Address

Computershare has **linked** your employee details to an existing IAG Share holding

Section B: Tax File Number (TFN)*

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN.

Your TFN is currently Quoted (if previously supplied to Computershare)

If your TFN is not quoted, Please enter your TFN here*

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwlth).*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section C: Bank Details

Please confirm or update your bank account for dividends and sale proceeds
You cannot complete this form without providing valid bank account details

Account BSB	Account Number
012256	197305515

Account Name (name in which account is held)

Test Account

Section D: Authorisation

I wish to receive up to the following amount of my Salary as IAG shares through the IAG Exempt Employee Share Plan:

- ○ $500
- ○ $750
- ○ $1000

I understand that I cannot change the Salary contribution amount or cancel the contribution amount after the Offer closes at 5pm on 1 December 2006.

I agree to be bound by the Plan Rules and the terms of the Offer and I understand that my Salary will be reduced by the above amount, equally divided by the number of pay periods in the Salary Contribution Period, based on my pay frequency, from the first full pay period commencing on or after 1 January 2007

I declare that by lodging this Acceptance Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet

☐ I will be on planned extended unpaid leave (e.g. parental leave) for part/all of the salary contribution period from January-June 2007 (please tick if applicable)

Signature (Type in your Name) | Signature Date (dd/mm/yyyy)

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- New Plan Offers
- Offer Information
- Logout

Step 2. Respond to the Offer

» 1. Terms and Conditions » 2. Respond » 3. Response Review » 4. Response Confirmation

Response Review

Please check your details below before proceeding. To change any of the details displayed, simply select "Previous" to return to the previous Acceptance Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable. If you provide a valid email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 195

Title First Name Middle Name Surname
Mr Test - Cpmadmin

Mailing Address (Street Address or Post Office Box)
1 Test Street

-

City/Suburb/Town State Post Code
Sydney NSW 2000

Employee Number Home Phone Work Phone
12345 - -

Email Address
-

Computershare has **linked** your employee details to an existing IAG Share holding.

Section B. Tax File Number (TFN)*

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN.

Your TFN is currently **Quoted** (if previously supplied to Computershare)

If your TFN is not quoted. Please enter your TFN here: -

Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth).

The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section C: Bank Details

Please confirm or update your bank account for dividends and sale proceeds.
You cannot complete this form without providing valid bank account details.

Account BSB Account Number
012298 197905515

Account Name (name in which account is held)
Test Account

Section D: Authorisation

I wish to receive up to the following amount of my Salary as IAG shares through the IAG Exempt Employee Share Plan

- (•) $500
- ( ) $750
- ( ) $1000

I understand that I cannot change the Salary contribution amount or cancel the contribution amount after the Offer closes at 5pm on 1 December 2006.

I agree to be bound by the Plan Rules and the terms of the Offer and I understand that my Salary will be reduced by the above amount equally divided by the number of pay periods in the Salary Contribution Period, based on my pay frequency, from the first full pay period commencing on or after 1 January 2007.

I declare that by lodging this Acceptance Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

☐ I will be on planned extended unpaid leave (e.g. parental leave) for part/all of the salary contribution period, from January-June 2007 (please tick if applicable).

Signature (Type in Your Name) Signature Date (dd/mm/yyyy)
Test 13/11/2006

☐ I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG employee share plan address and bank details may be changed to reflect the details in this online response in the manner set out in the Offer booklet.

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DEFERRED PURCHASE OFFER – ACCEPTANCE FORM

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Offer Information
Logout

Step 2: Respond to the Offer

» 1. Terms and Conditions » 2 Respond » 3 Response Review » 4. Response Confirmation

You must accept the following terms and conditions before proceeding to the online response.

By completing the online response, you:

a. accept the Offer and agree to be bound by IAG's constitution, the Plan Rules or Plan Terms (as applicable to the relevant Offer), the Trust Deed, the terms set out in the Offer and Acceptance Form, and these terms and conditions
b. appoint Insurance Australia Group Limited to receive on your behalf any Financial Services Guide (FSG) (and any update of that document) that you are required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to you upon request and by posting it on their intranet.
c. consent to IAG and Computershare using your personal information in the manner set out in the Offer booklet
d. acknowledge that your response to the Offer will not be accepted by the Trustee of the Plan until the date shares are allocated to you.
e. irrevocably agree to make Salary contributions during the Salary Contribution Period, which commences on the first full pay period commencing on or after 1 January 2007, unless your employment with the Group ceases prior to or during the Salary Contribution Period.
f. acknowledge that you will only be allocated IAG Shares if you make Salary contributions during the Salary Contribution Period and remain an employee of the Group on the Allocation Date
g acknowledge that the number of IAG Shares that you will be allocated will be based on the average price at which IAG Shares trade in the week up to and including the Allocation Date.
h. authorise IAG, its officers and agents to correct any errors in or omissions from this online response
i agree that your existing IAG shareholding and/or IAG employee share plan holding address and bank account details may be changed to reflect the details in this response in the manner set out in the Offer booklet and
j. acknowledge that you have had the opportunity to obtain independent financial and legal advice before responding to the Offer.

☐ I agree to the terms and conditions specified above.

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- New Plan Offers
- Offer Information
- Logout

Step 2: Respond to the Offer

» 1. Terms and Conditions » 2. Respond » 3. Response Review » 4. Response Confirmation

Acceptance Form

In order to respond to the Employee Share Plan Offer, you will need to confirm or enter your details below.

You need to submit this form online to Computershare Plan Managers no later than 5pm (AEDT) 1 December 2006

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide a valid email address you will receive an email which will confirm your response

Please Note, you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196.

Title [Mr] First Name [Test] Middle Name [ ] Surname [Copradme]

Mailing Address (Street Address or Post Office Box)

[1 Test Street]

[ ]

City/Suburb/Town [Sydney] State [NSW] Post Code [2000]

Employee Number [12345] Home Phone [ ] Work Phone [ ]

Email Address

[ ]

Computershare has linked your employee details to an existing IAG Share holding

Section B: Tax File Number (TFN)*

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN

Your TFN is currently [Quoted] (if previously supplied to Computershare)

If your TFN is not quoted, Please enter your TFN here. [ ]

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth)*
The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section C: Bank Details

Please confirm or update your bank account for dividends and sale proceeds.
You cannot complete this form without providing valid bank account details.

Account BSB [012298] Account Number [197905515]

Account Name (name in which account is held)

[Test Account]

Section D: Authorisation

I wish to elect to receive the following amount of my Salary as IAG shares through the IAG Deferred Employee Share Plan $[ ]

(minimum of $1 500, or more in increments of $500 and a maximum of 30% of my Base Salary)

I understand that I cannot change the Salary contribution amount or cancel the contribution amount after the Offer closes at 5pm on 1 December 2006

I agree to be bound by the Plan Rules and the terms of the Offer and I understand that my Salary will be reduced by the above amount, equally divided by the number of pay periods in the Salary Contribution Period, based on my pay frequency, from the first full pay period commencing on or after 1 January 2007.

I declare that by lodging this Acceptance Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. This FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

☐ I will be on planned extended unpaid leave (e.g. parental leave) for part/all of the Salary contribution period, from January-June 2007 (please tick if applicable)

Signature (Type in your Name) [ ] Signature Date (dd/mm/yyyy) [ ]

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- Offer Information
- Logout

Step 2: Respond to the Offer

» 1 Terms and Conditions » 2 Respond » 3 **Response Review** » 4 Response Confirmation

Response Review

Please check your details below before proceeding. To change any of the details displayed, simply select "Previous" to return to the previous Acceptance Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable. If you provide a valid email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details please contact Computershare Plan Managers on 1800 452 196.

Title	First Name	Middle Name	Surname
Mr	**Test**	-	**Cpmadmin**

Mailing Address (Street Address or Post Office Box)
1 Test Street

-

City/Suburb/Town	State	Post Code
Sydney	**NSW**	**2000**

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

Computershare has **linked** your employee details to an existing IAG Share holding

Section B: Tax File Number (TFN)*

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN.

Your TFN is currently **Quoted** (if previously supplied to Computershare)

If your TFN is not quoted, Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth)*

The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.

Section C: Bank Details

Please confirm or update your bank account for dividends and sale proceeds.
You cannot complete this form without providing valid bank account details.

Account BSB	Account Number
012298	**197905515**

Account Name (name in which account is held)
Test Account

Section D: Authorisation

I wish to elect to receive the following amount of my Salary as IAG shares through the IAG Deferred Employee Share Plan **$1500**

(minimum of $1,500, or more in increments of $500 and a maximum of 30% of my Base Salary)

I understand that I cannot change the Salary contribution amount or cancel the contribution amount after the Offer closes at 5pm on 1 December 2006.

I agree to be bound by the Plan Rules and the terms of the Offer and I understand that my Salary will be reduced by the above amount, equally divided by the number of pay periods in the Salary Contribution Period, based on my pay frequency, from the first full pay period commencing on or after 1 January 2007

I declare that by lodging this Acceptance Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet

[ ] I will be on planned extended unpaid leave (e.g. parental leave) for part/all of the salary contribution period, from January-June 2007 (please tick if applicable).

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)
Test	13/11/2006

[ ] **I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG employee share plan address and bank details may be changed to reflect the details in this online response in the manner set out in the Offer booklet.**

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COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
FINANCIAL SERVICES GUIDE
ISSUE DATE: 09/03/2005

About this Financial Services Guide

This document is the combined Financial Services Guide (FSG) for Plan Managers and the Trustee Company, which contains detailed information specific to Insurance Australia Group Limited's Allocation Share Plan (ASP), Bonus Equity Share Plan (BESP), Non-Executive Director Share Plan (NED), Performance Share Rights Plan (PSR), Performance Award Rights Plan (PAR) and Employee Share Reward Plan (ESRP) some (or all) of which you are (or intend to become) a member (the **Plans**).

This FSG replaces any previous FSG and any Supplementary Financial Services Guide.

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (Authorised Representative No. 266877); the term **Trustee Company** only applies where a trustee company is named in this FSG. The terms **we**, **our** or **us** refer to Plan Managers and the Trustee Company.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an authorised representative of Computershare Clearing Pty Limited (**Computershare Clearing**) (AFS Licence No. 234715) (see 'Licensee' below).

Plan Managers and Computershare Clearing are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Stock Exchange Limited (ASX) under the code of CPU. The Computershare group has offices around the globe.

The services of the Company which provides trustee (and related) services for the Plans are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3, 60 Carrington St, Sydney NSW 2000
Postal address:	GPO Box 1501 Sydney NSW 2001
Phone Number:	1800 452 196
Fax Number:	(02) 8235 8208
Email:	iagshareplans@Computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using your SRN and the password information provided to you by Plan Managers.

Licensee

Our authorising Australian financial services licensee is Computershare Clearing Pty Limited ABN 16 063 826 228 (AFS Licence No. 234715) whose registered address is 452 Johnston Street, Abbotsford VIC 3067.

Contact details for Computershare Clearing (the authorising licensee) are as follows.

Office address:	Level 3, 60 Carrington St, Sydney NSW 2000
Postal address:	GPO Box 7045 Sydney NSW 2001
Phone Number:	(02) 8234 5000
Fax Number:	(02) 8235 8128
Email:	clearing@computershare.com.au

What financial services are we authorised to provide to you?

Computershare Clearing, and we as its authorised representatives, are legally authorised under Computershare Clearing's Australian financial services licence to provide the following financial services (**Authorised Services**) to both retail and wholesale clients.

Plan Managers is authorised to provide general advice on:

- derivatives in the form of securities options and warrants;
- government debentures, stocks or bonds;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (IDPS)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives in the form of securities options and warrants;
- government debentures, stocks or bonds;
- interests in managed investments schemes (excluding IDPS); and
- securities.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Who we act for

We act on our own and Computershare Clearing's behalf when providing financial services to you. We act as an authorised representative under Computershare Clearing's Australian financial services licence (see 'Licensee' above). Computershare Clearing, as the authorising licensee, acts on its own behalf when financial services are provided to you by us as its authorised representative.

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
FINANCIAL SERVICES GUIDE
ISSUE DATE: 09/03/2005

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers and Computershare Clearing provide Authorised Services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Computershare Clearing receives no remuneration for the services we provide to you.

Sale fee - ESRP, ASP, BESP and NED.

You will be charged if you use our share sale facility to sell shares from the ESRP, ASP, BESP and NED regardless of the year you joined the Plans. This fee will be recovered from your share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee	Brokerage Fee
Sell (paper form)	$40.15	$13.75*
Sell Online	$29.15	$13.75

*Please note that the brokerage charged by the broker may be reduced in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. However, the above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

Exercise fee – PAR and PSR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR and PAR regardless of when you joined the PSR or PAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee - PSR and PAR

There is no sale or brokerage fee associated with the PSR and PAR

All Plans – Bank fee

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$10.00
Foreign Cheque	$5.00

Transfer fee - ASP, BESP, PAR and NED

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the ASP, BESP, PAR and NED. This fee is payable when you submit a transfer request.

Transfer fee – ESRP and PSR

There is no transfer fee associated with the ESRP and PSR.

Research administration fee

Not applicable.

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Industry Complaints Service Ltd
   PO Box 579
   Collins Street West
   Melbourne VIC 8007

Phone Number:	1300 780 808
Facsimile:	03 9621 2291
Website:	www.fics.asn.au
Email:	fics@fics.asn.au

Accuracy and integrity of this FSG

The content and distribution of this FSG has been approved by Computershare Clearing to ensure that it complies with relevant financial services laws and is an accurate reflection of the information required.

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

Australian Securities and Investments Commission

Lodged 04/10/06 82-34821

1E2570728

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
82318414

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity

- [ ] Director
- [X] Company secretary

Signature

Date signed
04/10/2006

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

- [ ] Director
- [X] Secretary
- [ ] Alternate director -------- Person alternate for

Date officeholder ceased

Date: 27/09/2006

Name

The name of the ceased officeholder is

Family name	Given names
GIORDANO	FRANCIS JOSEPH

Date of birth: 17/03/1956

Place of birth: SYDNEY, NSW

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director -------- Person alternate for

Date officeholder ceased

Date: / /

Name

The name of the ceased officeholder is

Family name	Given names

Date of birth: / /

Place of birth:

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director -------- Person alternate for

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth

/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date
 / /

Name

The name of the appointed officeholder is

Family name | Given names

Date of birth
 / /

Place of birth

Former name

Their previous name was

Family name | Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name | Given names

Expiry date
 / /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ For charitable purposes only

☐ Cease

Date of change

/ /

Australian Securities and Investments Commission

82-34821

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
82318414

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
GIORDANO, FRANCIS JOSEPH

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
07/09/2006

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

☐ Director
☐ Secretary
☐ Alternate director ——— Person alternate for

Date officeholder ceased

Date
/ /

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
/ /

Place of birth

B1 Continued... Cease another company officeholder

Role of ceased officeholder

☐ Director
☐ Secretary
☐ Alternate director ——— Person alternate for

Date officeholder ceased

Date
/ /

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

[ ] Director
[X] Secretary
[ ] Alternate director

Date of appointment

Date
07/09/2006

Name

The name of the appointed officeholder is

Family name	Given names
GIORDANO	FRANCIS JOSEPH

Date of birth
17/03/1956

Place of birth
SYDNEY, NSW

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is
76 GRANGE ROAD
GLENHAVEN NSW 2156

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date
/ /

Terms of appointment

B3 Change to special purpose company status

Use this *section to notify* if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /